

08002413

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## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northwest Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

FILE NO. 82- 34737 FISCAL YEAR 1-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dew

DAT : 5/8/08

BEST AVAILABLE COPY

"North West Company Fund – File No. 82-34737-
rule 12g3-2(b) Filing"
EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND 2007

# Annual Information Form


THE
NORTH WEST
COMPANY

Year Ended January 31, 2008

APRIL 25, 2008

1-31-08
AR/S



ENTERPRISING · SINCE 1668

## TABLE OF CONTENTS

**The information contained in this annual information form (this "Annual Information Form") is current to April 25, 2008 unless otherwise stated.**

## NORTH WEST COMPANY FUND AND ITS AFFILIATED ENTITIES

In this Annual Information Form, references are made to the "Fund", being North West Company Fund, and its "affiliated entities". The term "affiliated entities" includes, in respect of the Fund: The North West Company Inc. / La Compagnie Du Nord-Ouest Inc. (including all of its predecessor entities, as applicable) ("NWC"), The North West Company LP ("NWCLP"), North West Company Holdings Inc ("NWHoldco"), NWC GP Inc. ("NWCGP"), The NWC Trust ("NWCT"), NWC (U.S.) Holdings Inc., Alaska Commercial Company ("AC") and Cost-U-Less, Inc. ("CUL"). Where the context requires, references to the Fund include the affiliated entities.

## FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form are forward-looking statements which reflect management's expectations regarding the future growth, results of operations, performance, business prospects and opportunities of the Fund and its affiliated entities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. The Fund's annual report for the financial year ended January 31, 2008, including the management's discussion & analysis and consolidated financial statements, also contain certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the business, future capital expenditures and business strategy of the Fund and its affiliated entities. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: treatment of income trusts for taxation purposes, general industry and economic conditions, changes in the Fund's relationship within the communities it serves and with its suppliers, pricing pressure and other competitive factors, the availability and cost of merchandise, foreign currency and exchange rates, fuels and utilities, the results of the Fund's ongoing efforts to improve cost effectiveness, the rates of return on the Fund's pension plan assets, changes in regulatory requirements affecting the business of the Fund, and the availability and terms of financing. See "Risk Factors" below. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

### Non-GAAP Measures

Trading-profit (EBITDA) is not a recognized measure under the Canadian generally accepted accounting principals (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the operational performance of the Fund before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of the Fund's performance. The Fund's method of calculating trading profit may differ from other issuers and, accordingly, trading profit may not be comparable to measures used by other issuers.

Cash-flow from operations is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Fund's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. The Fund's method of calculating cash flow from operations may differ from other issuers and may not be comparable to measures used by other issuers.

## NORTH WEST COMPANY FUND

### General

The Fund is an unincorporated, open-ended mutual fund trust established under the laws of the Province of Manitoba, on January 31, 1997 pursuant to a declaration of trust dated January 31, 1997, as amended on March 2, 1997, June 4, 1998, February 25, 2003, June 9, 2005 and June 1, 2007 (collectively, the "Declaration of Trust"). The head office of the Fund is located at Gibraltar House, 77 Main Street, Winnipeg, Manitoba R3C 2R1.

The Fund is a limited purpose trust, the principle activities of which include investing in such securities as may be approved from time to time by the Trustees of the Fund (the "Trustees") including securities of its affiliated entities, and to the extent possible, to make distributions to holders ("Unitholders") of Trust Units of the Fund ("Trust Units") from distributions or payments made to the Fund.

At January 31, 2008, the Fund held 100% of the shares of NWC, 100% of the Trust Units of NWCT, 100% of the shares of NWHoldco, 100% of the shares of NWCGP and a $30 million promissory note of NWCT due December 31, 2031. The Fund also holds Class A and Class B partnership units in NWCLP.

On June 8, 2006, the unitholders authorized and approved the Fund to undertake the second step of an internal reorganization of the Fund and its affiliated entities and certain related amendments to the Declaration of Trust, all as more particularly described in the Fund's annual information form for the year ended January 31, 2007 (the "2007 AIF"). The objective of the second step of the internal reorganization was to complete the implementation of a structure that (a) was suited to the profitable, expansionary stage that has been reached by the business carried on by the Fund's affiliated entities, and (b) to satisfy unitholder expectations regarding the returns on their investment in the Fund. The Fund applied to and received from the Canada Revenue Agency a favourable advance income tax ruling in respect of the second step of the reorganization and completed the reorganization on June 5, 2007.

## Structure of the Fund

The following diagram illustrates the organizational structure (including jurisdiction of organization or incorporation as the case may be) and the relationship between the Fund and its affiliated entities as at January 31, 2008.



Fund Unitholders
North West Company Fund (Manitoba)
Common Shares 100%
Equity 100%
Notes 100% $30 million
Common Shares 100%
Common Shares 100%
NWC GP Inc. (Canada)
The NWC Trust (Manitoba)
The North West Company Inc. / Compagnie du Nord-Ouest Inc. (Canada)
North West Company Holdings Inc. (Canada)
Common Shares 100%
Nominal Class A
Class A, B Partnership Units
Senior Notes (100%) USD $52 million
Preferred Shares 100%
Class A Partnership
Notes100% $30 million
Class C Partnership Units
The North West Company LP
NWC (U.S.) Holdings Inc. (Delaware)
Common Shares 100%
Common Shares 100%
Common Shares 100%
Canadian Business Assets
Cost-U-Less, Inc. (Washington)
Alaska Commercial Company (Alaska)
NWC Services Inc. (Delaware)

**Federal Tax Changes**

On June 22, 2007, new legislation was passed (the "SIFT Rules") which imposes a new entity-level tax on distributions from certain specified investment flow-through entities ("SIFTs") such as the Fund commencing January 1, 2011. The application of the SIFT Rules is delayed until January 1, 2011 provided the Fund is not considered to have undergone an "undue expansion" in the interim period. The SIFT Rules will result in a reduction in the cash available for distribution to unitholders by the amount of the tax paid or payable by the Fund and the distributions to unitholders will be characterized as dividends. Based on the information currently available, it is anticipated this new tax will be at the rate of 29.5% in 2011 and 28.0% in 2012. There can be no assurance that Canadian federal income tax laws respecting SIFTs will not be further changed in a manner which adversely affects unitholders.

Further, the SIFT Rules provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" would result in the transition period being terminated. As a result, the adverse tax consequences resulting from the proposals could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a "specified investment flow-through's" ("SIFT") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFTs issued and outstanding publicly-traded Trust Units, and not any convertible debt, options or other interests convertible into or exchangeable for Trust Units). Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar years 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into Trust Units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c) the exchange, for Trust Units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the Trust Units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Fund's market capitalization as of the close of trading on October 31, 2006, having regard to its issued and outstanding publicly-traded Trust Units and senior debt, was approximately $934 million, which means the "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $374 million, and for each of calendar 2008, 2009 and 2010 is approximately an additional $187 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

While these guidelines are such that it is unlikely they would affect the Fund's ability to raise the capital required to maintain and grow the existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Fund's ability to undertake more significant acquisitions.

On March 14, 2008, draft legislation (the "Provincial SIFT Tax Proposal") received its first reading in the House of Commons, that would have the effect of basing the provincial component on the general provincial corporate income tax rate in each province in which the Fund has a permanent establishment instead of basing the provincial component of the tax on a flat rate of 13%. For purposes of calculating this component of the tax, the general corporate taxable income allocation formula will be used. Specifically, the Fund's taxable distributions will be allocated to provinces by taking half of the aggregate of:

- that proportion of the Trust's taxable distributions for the year that the Trust's wages and salaries in the province are of its total wages and salaries in Canada; and
- that proportion of the Trust's taxable distributions for the year that the Trust's gross revenues in the province are of its total gross revenues in Canada.

Under the Provincial SIFT Tax Proposal the Fund will have an effective tax rate of approximately 30% in 2011. Taxable distributions that are not allocated to any province would be subject to a 10% rate constituting the provincial component. There can be no assurance, however, that the Provincial SIFT Tax Proposal will be enacted as proposed.

## SUMMARY OF THE DECLARATION OF TRUST

***The following is a summary of certain material attributes and characteristics of the Trust Units and provisions of the Declaration of Trust, a copy of which is available at www.sedar.com or upon request from the Secretary of the Fund. This summary does not purport to be complete and is qualified entirely by the Declaration of Trust.***

### Activities of the Fund

The Fund does not conduct an active business but rather distributes to the unitholders the income (net of expenses) it receives from its affiliated entities. The Declaration of Trust limits the activities of the Fund to:

(a) investing in such securities as may be approved from time to time by the Trustees, including any securities of its affiliated entities, provided that the Trustees may not make any investment or use any of the Fund's assets or property in a manner which would result in the Fund not being considered either a “unit trust” or a “mutual fund trust” for the purposes of the *Income Tax Act* (Canada) (the “Tax Act”) at the time such investment was made;

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Trust Units and making distributions to unitholders;

(d) undertaking such other activities as shall be approved by the Trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act; and

(e) investing the net income of the Fund in “Permitted Investments” as shall be approved by the Trustees from time to time.

“Permitted Investments” is defined in the Declaration of Trust to include, among other things, securities of any subsidiary of the Fund and any other securities or investments which may be acquired by the Fund in accordance with the Declaration of Trust.

The Declaration of Trust may be amended or altered from time to time by at least 66 2/3% of the votes cast at a meeting of the unitholders called for such purpose.

The Trustees may, without the approval of the unitholders, make certain amendments to the Declaration of Trust, including amendments:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Fund;

(b) which, in the opinion of the Trustees, provide additional protection for the unitholders;

(c) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the unitholders; and

(d) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws.

**Trust Units and Special Units**

The beneficial interests of the Fund are divided into interests of two classes, described and designated as "Trust Units" and "Special Units", which are entitled to the rights and subject to the limitations, restrictions and conditions as set out in the Declaration of Trust.

**Description of Trust Units**

An unlimited number of Trust Units may be created and issued pursuant to the Declaration of Trust. As of April 25, 2008 there were 48,378,000 Trust Units issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Trust Units are of the same class with equal rights, privileges and ranking. Each Trust Unit is transferable and entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Fund and distributions on termination or winding-up and the Trust Units are issued as fully paid and non-assessable. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders.

**Issuance of Trust Units**

The Declaration of Trust provides that Trust Units or rights, warrants or options to acquire Trust Units may be issued at the times, to such persons, for such consideration and on such terms and conditions that the Trustees determine. Existing unitholders have no pre-emptive rights to subscribe for or purchase any Trust Units. The Declaration of Trust also provides that fractional Trust Units shall not be issued except pursuant to a *pro rata* distribution of additional Trust Units to all unitholders in satisfaction of any non-cash distribution, following which the number of outstanding Trust Units will be consolidated such that each unitholder will hold the same number of Trust Units held before the non-cash distribution. In such case, each certificate representing a number of Trust Units prior to the non-cash distribution is deemed to represent the same number of Trust Units after the non-cash distribution and the consolidation.

**Trust Unit Recirculation Right**

Trust Units may be recirculated at any time at the option of the holders thereof upon delivery to the Fund of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed direction and power of attorney authorizing the Trustees or the recirculation agent, appointed from time to time by the Trustees (the "Recirculation Agent"), to sell such Trust Units on the unitholders behalf ("Recirculation") at such price or prices as may be obtained by the Trustees or the Recirculation Agent in their absolute discretion. The holder of Trust Units tendered for Recirculation shall be entitled to receive payment of the gross proceeds received from the Recirculation sale less applicable selling costs including brokerage commissions of the Recirculation Agent, such payment to be made by the Fund or the Trustees or the Recirculation Agent no later than the fifth business day following the end of the month during which the Recirculation sale is effected.

**Trust Units Redemption Rights**

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Fund, all rights to and under the Trust Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Trust Units (the "Redemption Price") equal to the lesser of: (i) 85% of the "market price" (determined in accordance with the Declaration of Trust) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for redemption (the "Redemption Date"); and (ii) the "closing market price" (determined in accordance with the Declaration of Trust) on the principal market on which the Trust Units are quoted for trading on the Redemption Date.

In certain circumstances, including where the Redemption Price for all Trust Units redeemed in the same calendar month exceeds $100,000, the Fund may pay a portion of the Redemption Price in promissory notes of NWCT.

**Limitation on Non-Resident Ownership**

At no time may non-residents of Canada within the meaning of the Tax Act (each, a "Non-Resident" and, collectively, the "Non-Residents") be the beneficial owners of a majority of the Trust Units and the Trustees shall inform the transfer agent of the Fund (the "Transfer Agent") of this restriction. The Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the Transfer Agent becomes aware as a result of requiring such declarations as to beneficial ownership that the beneficial owners of 49% of the Trust Units then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Transfer Agent may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a Non-Resident. If notwithstanding the foregoing, the Transfer Agent determines that a majority of the Trust Units are held by non-residents, the Transfer Agent may send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Transfer Agent may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the unitholders receiving such notice have not sold the specified number of Trust Units or provided the Transfer Agent with satisfactory evidence that they are not Non-Residents within such period, the Transfer Agent may on behalf of such unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

The Fund requests a quarterly report showing the ownership ratio of the Trust Units from the Transfer Agent.

**Description of Special Units**

The Declaration of Trust provides that Special Units of the Fund shall confer upon the holders thereof the same rights as holders of Trust Units and, except as otherwise provided therein, the provisions of the Declaration of Trust applicable to Trust Units shall apply to the Special Units *mutatis mutandis*. The Special Units were created for the purpose of facilitating a reorganization of the Fund, which was completed on June 5, 2007. In connection with such internal reorganization of the Fund, Special Units were issued to NWC and subsequently cancelled. There are no Special Units issued and outstanding on the date hereof.

## The Trustees

Trustees are elected every year as may be determined by a majority of the votes cast at an annual meeting of the unitholders. The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of the Fund assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and conduct the affairs of the Fund. The Trustees are responsible for, among other things: (i) acting for, voting on behalf of and representing the Fund as a shareholder of NWC, NWC GP and NWHoldco and as a unitholder and note holder of NWCT and as a unitholder of NWCLP; (ii) maintaining records and providing reports to unitholders; (iii) supervising the activities of the Fund; (iv) managing the affairs of the Fund; (v) ensuring that the restrictions in the Declaration of Trust on non-resident ownership are met; and (vi) declaring distributions from the Fund to unitholders.

The Declaration of Trust provides for a board of Trustees (the "Board of Trustees" or the "Board") consisting of a minimum of seven Trustees and a maximum of 11 Trustees.

## Meetings of Unitholders

The Declaration of Trust provides that meetings of unitholders must be called and held for, among other matters, the election of Trustees, the appointment of the auditors of the Fund, the approval of certain amendments to the Declaration of Trust, the sale of all or substantially all of the assets of the Fund as an entirety and the termination of the Fund. Meetings of unitholders will be called and held annually for, among other things, the election of the Trustees and the appointment of auditors of the Fund. A resolution appointing or removing a Trustee or the auditors of the Fund must be passed by a simple majority of the votes cast by unitholders. The balance of the foregoing matters must be passed by at least 66 2/3% of the votes cast at a meeting of unitholders called for such purpose.

A meeting of unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 10% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of unitholders either in person or by proxy and a proxy holder need not be a unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of unitholders.

## Description of Capital Structure of the Fund

### Trust Units

The Fund has two classes of Trust Units as described above. For details regarding the rights of unitholders, see "Summary of Declaration of Trust" above.

### Current Unitholders Rights Plan

In order to provide unitholders with protection from unfair, abusive or coercive takeover strategies and to afford unitholders and the Trustees adequate time to assess an offer made for the Trust Units and to pursue, explore and develop alternative courses of action in an attempt to maximize unitholder value, the Trustees adopted a Unitholder Rights Plan dated March 27, 1997, which was subsequently amended as of March 13, 2002 and June 9, 2005 (the "Unitholder Rights Plan"). The Unitholder Rights Plan will expire at the close of business on June 30, 2008, unless extended by approval of the unitholders.

The Trustees have approved proposed amendments to the Unitholder Rights Plan (the "Amended and Restated Rights Plan") which will be presented to the unitholders for their review and, if considered advisable, their approval of the plan at the Annual and Special Meeting of Unitholders to be held on June 11, 2008.

A summary of the current Unitholder Rights Plan is contained in the 2007 AIF.

**Amended and Restated Unitholder Rights Plan**

**Executive Summary**

***The existing Unitholder Rights Plan of the Fund was reviewed for conformity with current practices of publicly-traded Canadian issuers with respect to securityholder rights plan design and recommendations for securityholder rights plans under the proxy voting guidelines of institutional investors. The Trustees have proposed the adoption of the Amended and Restated Rights Plan which contains a number of changes to the existing Unitholder Rights Plan so as to bring it into conformity with current industry practice and the recommendations for securityholder rights plans under proxy guidelines of institutional investors.***

***Objectives of the Amended and Restated Rights Plan***

The primary objectives of the Amended and Restated Rights Plan, are to ensure that, in the context of a bid for control of the Fund through an acquisition of the Trust Units, the Board of Trustees of the Fund has sufficient time to explore and develop alternatives for maximizing unitholder value, to provide adequate time for competing bids to emerge, to ensure that unitholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid.

***Executive Summary of Key Features***

The following is a general summary of the features of the Amended and Restated Rights Plan proposed to be implemented pursuant to an amended and restated unitholder rights plan agreement (the "Rights Plan Agreement") between the Fund and CIBC Mellon Trust Company, as rights agent, which will be entered into following receipt of unitholder approval. The summary is qualified in its entirety by the full text of the Rights Plan Agreement, a draft copy of which is available upon written request of the Fund or, in the event that the Amended and Restated Rights Plan is approved by unitholders and implemented, on *www.sedar.com* or the Fund's website at *www.northwest.ca*. All defined terms, where used in this summary without definition, have the meanings attributed to them in the Rights Plan Agreement.

**a) Flip-In Event**

A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that a Flip-In Event (which has not been waived by the Board of Trustees) occurs, each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) shall constitute the right to purchase from the Fund, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Trust Units having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price (the "Exercise Price" being $50, subject to adjustment), for the Exercise Price (such Right being subject to anti-dilution provisions). A Flip-In Event will result in significant dilution to the Acquiring Person.

**b) Issuance of Rights**

One Right has been issued in respect of each Trust Unit outstanding and will be issued with respect to future Trust Unit issuances.

**c) Separation Time**

The Separation Time is the close of business on the tenth business day after the earlier of (i) the "Trust Unit Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person, and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Fund or any Subsidiary of the Fund) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Trustees.

**d) Acquiring Person**

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units.

**e) Beneficial Ownership**

In general, a Person is deemed to Beneficially Own Trust Units actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan, subject to certain exceptions including with respect to certain categories of institutional Unitholders.

**f) Permitted Bid and Competing Permitted Bid**

A Permitted Bid is a take-over bid (a "Take-over Bid") made by way of a take-over bid circular and which complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Trust Units, other than the Offeror;

(ii) the Take-over Bid contains irrevocable and unqualified conditions that:

(A) no Trust Unit shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Trust Units tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

(B) unless the Take-over Bid is withdrawn, Trust Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Trust Units and all Trust Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such dates;

(C) not less than 50% of the outstanding Trust Units held by Independent Unitholders (i.e.: Unitholders who are not the "Acquiring Person") must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Trust Units; and

(D) in the event that not less than 50% of the then outstanding Trust Units held by Independent Unitholders have been deposited to the Take over Bid and not withdrawn as at the date of first take-up or payment for Trust Units under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry and satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Trust Units may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

**g) Supplements and Amendments**

Changes that the Board of Trustees, acting in good faith, determines are necessary to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulation may be made subject to subsequent confirmation by the holders of Trust Units or, after the Separation Time, the holders of Rights.

The Fund may make amendments to correct any clerical or typographical error. Subject to the above exceptions, after the Rights Plan is approved by unitholders, any amendment, variation or deletion of or from the Rights Plan and the Rights, is subject to the prior approval of the holders of Trust Units, or, after the Separation Time, the holders of the Rights.

**h) Expiration**

If the Rights Plan is approved by unitholders, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Rights Plan) and the termination of the annual meeting of the unitholders in the year 2011 unless at or prior to such meeting the Independent Unitholders ratify the continued existence of the Rights Plan.

## THE NORTH WEST COMPANY

The history of The North West Company dates back to 1670, when the Hudson's Bay Company received its Royal Charter and began establishing fur-trading outlets throughout what is now northern Canada. In 1821 Hudson's Bay Company merged with its rival NWC, which federation of partners commenced operations in 1779. Over time, the original fur-trading outlets diversified their product lines and eventually became the Northern Stores division of the Hudson's Bay Company ("Northern Stores"). In 1987, Northern Stores was sold to a management and private investor group. Shares of the successor to Northern Stores, NWC were listed for trading on the Toronto Stock Exchange in 1990, and a public offering was made in 1992. Later that year, NWC bought Alaska Commercial Company (AC) that traces its roots back to the Russian-American Company which was a semi-official colonial trading company started by Grigory Shelikhov and Nikolai Rezanov and chartered by Tsar Paul in 1799. In 1997, NWC was reorganized pursuant to a plan of arrangement and the outstanding shares in NWC were effectively exchanged on a one-for-one basis for Trust Units of the Fund. On January 27, 2005, NWC transferred its interest in AC to its wholly owned subsidiary NWC (U.S.) Holdings Inc. On April 30, 2006, NWC transferred its operating assets and the operating assets of its wholly owned subsidiary Tora Western Canada Limited to a newly formed limited partnership, NWCLP. On June 5, 2007, as a result of the reorganization, NWC, Tora Western Canada Limited, 4431227 Canada Inc., and Tora Regina (Tower) Limited amalgamated to form a new corporation named "The North West Company / La Compagnie du Nord-Ouest Inc.". On December 13, 2007 NWC (U.S.) Holdings Inc., a subsidiary of NWHoldco, acquired Cost-U-Less, Inc. On March 3, 2008, AC, a wholly owned subsidiary of NWC (U.S.) Holdings Inc., acquired Span Alaska Enterprises Inc.

For details regarding the structure of the Fund and its affiliated entities, see "North West Company Fund – Structure of the Fund" above.

### Description of Capital Structure of The North West Company Inc.

NWC is authorized to issue an unlimited number of common shares ("Common Shares"). The Fund is the beneficial owner of all of the issued and outstanding Common Shares of NWC.

**Common Shares**

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of the shareholders of NWC and to one vote at such meetings. The holders of Common Shares are entitled to receive any dividends declared on the Common Shares by the board of directors of NWC. In the event of the liquidation, dissolution, bankruptcy or winding-up of NWC or other distribution of its assets among its shareholders, the holders of the Common Shares will be entitled to share equally in all remaining assets of NWC.

**Note Receivable**

NWC issued an amended and restated promissory note (the "Note Receivable") to the Fund as of December 31, 2001. The Note Receivable has a principal amount of $30.0 million and bears interest at 13.0% per annum, payable quarterly on the last day of March, June, September and December and matures on December 31, 2031. On April 30, 2006, the Fund assigned the Note Receivable to NWCT in exchange for a note of equal value from NWCT. On April 30, 2006, NWCT assigned the Note Receivable to NWCLP. On June 5, 2007, the liability for the Note Receivable was assumed by the Fund as part of a purchase agreement between NWC and the Fund whereby the Fund purchased all of the Class A and Class B units of NWCLP, all of the common shares of NWHoldco, all of the common shares of 4431235 Canada Inc., and NWC's right, title and interest in the proceeds from the subscription by the Fund for 48,378,000 Class A common shares in the capital of 4431227 Canada Inc.

**Senior Notes**

In August 2002, NWC issued US$65.0 million, 5.89% senior notes (the "Senior Notes"). NWC repaid 20% of the principal amount of the Senior Notes on June 15, 2007 and is required to repay a further 20% of the principal amount of the Security Notes (being US$13.0 Million) on June 15, 2008, with the balance of the principal amount of the Senior Notes due on June 15, 2009. The Senior Notes are placed with three large U.S.-based life insurance and pension funds. The net proceeds of the Senior Notes offering, together with funds drawn from NWC secured credit facilities referenced below, were used to retire senior debt of NWC that matured on August 28, 2002.

**Other Senior Indebtedness**

The Fund and its affiliates have $140.0 million in secured operating lines of credit ("Other Senior Indebtedness") with banks in Canada and US$21.0 million in secured operating lines of credit with banks in the United States, of which CDN$63.2 million was drawn as at March 31, 2008. The operating lines with the Canadian banks have three year committed, revolving, extendible terms, while the operating lines of credit with one U.S. bank is renewable annually and with the other U.S. bank, the operating line of credit has a two year term. In December 2007, the Company through its affiliate NWC (U.S.) Holdings Inc., secured two three year committed term loans for US$26 million each, with two banks. These term loans mature on December 31, 2010.

**Security for Senior Notes and Other Senior Indebtedness**

The Senior Notes and Other Senior Indebtedness are secured by the following: (i) NWC has granted a security interest in all of the present and future property, both real and personal, of NWC (including all units held by NWC in NWCLP) to secure the payment and performance of all debts, obligations and liabilities of any kind whatsoever to the banks and to any of the senior noteholders in connection with the Senior Notes and Other Senior Indebtedness; (ii) NWC has guaranteed all debts, obligations and liabilities of NWCLP to the banks and the holders of the Senior Notes; (iii) the Fund has guaranteed payment of all debts, obligations and liabilities of NWC or any of its subsidiaries evidenced by or in connection with the Other Senior Indebtedness; (iv) the Fund has guaranteed to the holders of the Senior Notes the payment of all amounts owing under the Senior Notes by NWC; (v) the Fund has granted as security for the payment and performance of all debts, obligations and liabilities of the Fund to the banks and the holders of the Senior Notes, all shares (including, without limitation, all shares in the capital of NWC and NWHoldco) held by the Fund and all limited partnership units in NWCLP; (vi) NWCLP has granted a security interest in all of the present and after-acquired personal property and undertaking of NWCLP to secure the payment and performance of all debts, obligations and liabilities of any kind whatsoever of NWCLP and NWC to the banks and to any of the senior noteholders in connection with the Senior Notes and Other Senior Indebtedness; (vii) NWCLP has guaranteed all debts, obligations and liabilities of NWC to the banks and the holders of the Senior Notes; (viii) NWCGP has granted a security interest in all of the present and after-acquired personal property and undertaking of NWCGP to secure the payment and performance of all debts, obligations and liabilities of any kind whatsoever of NWCGP and NWC to the banks and to any of the senior noteholders in connection with the Senior Notes and Other Senior Indebtedness; (ix) NWCGP has guaranteed all debts, obligations and liabilities of NWCLP to the banks and the holders of the Senior Notes; (x) NWCT has granted a security interest in all of the present and after-acquired personal property and undertaking of NWCT (including all units held by NWCT in NWCLP) to secure the payment and performance of all debts, obligations and liabilities of any kind whatsoever of NWCT and NWC to the banks and to any of the senior noteholders in connection with the Senior Notes and Other Senior Indebtedness; (xi) NWCT has guaranteed all debts, obligations and liabilities of NWC to the banks and the holders of the Senior Notes; (xii) NWCT has guaranteed all debts, obligations and liabilities of NWCLP to the banks and the holders of the Senior Notes; (xiii) NWHoldco has granted a security interest in all of the present and after-acquired personal property and undertaking of NWHoldco (including all shares held by NWHoldco in NWC (U.S.) Holdings Inc. and NWC Services Inc.) to secure the payment and performance of all debts, obligations and liabilities of any kind whatsoever of NWHoldco and NWC to the banks and to any of the senior noteholders in connection with the Senior Notes and Other Senior Indebtedness; (xiv) NWHoldco has guaranteed all debts, obligations and liabilities of NWC to the banks and the holders of the Senior Notes; (xv) AC has granted a security interest in all of the present and future property, both real and personal, of AC to secure the payment and performance of all debts, obligations and liabilities of any kind whatsoever to the banks and to any of the senior noteholders in connection with the Senior Notes and Other Senior Indebtedness; (xvi) AC has guaranteed all debts, obligations and liabilities of NWC to the banks and the holders of the Senior Notes; and (xvii) a subordination agreement between the Fund, NWC and the banks and the holders of the Senior Notes that, among other things, subordinates the Note Receivable to the Senior Notes and Other Senior Indebtedness.

The Senior Notes and Other Senior Indebtedness are subject to the satisfaction of certain conditions, which are usual and customary for loans of this nature. The holders of the Senior Notes and Other Senior Indebtedness have appointed Bank of Montreal as security agent to hold all security jointly.

## THE NWC TRUST

NWCT was formed pursuant to a Declaration of Trust dated Feb 15, 2006. NWCT is an open end unincorporated trust, established for the purposes of:

(a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of NWCLP and all businesses ("NWC entities") and activities ancillary or incidental thereto and such other investments as the trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities issued by, loans made to or debt obligations (including those evidenced by promissory notes) of any of the NWC entities, or any other business entity or other person in which an NWC entity has or is currently acquiring an interest;

(c) acquiring or investing in the securities of any other entity, including without limitation bodies corporate, partnerships or trusts, through an acquisition of assets or an acquisition of shares or other evidence of an ownership interest and borrowing funds or otherwise obtaining credit, including the granting of guarantees for the purpose;

(d) holding cash in interest bearing accounts with Canadian financial institutions or investing in permitted investments for the purpose of the NWCT's activities, including making investments or paying expenses of NWCT, paying amounts payable by NWCT in connection with the redemption of any Trust Units or other securities of NWCT and making distributions to holders of its Trust Units;

(e) disposing of all or part of the investments, securities and assets of NWCT;

(f) issuing Trust Units of NWCT and rights, warrants, special warrants or other securities to purchase, to convert into or exchange into Trust Units of NWCT;

(g) issuing debt securities, borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the investment, securities and assets of NWCT as security for any obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of indebtedness, liability or obligation of any of the NWC entities, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the investments, securities and assets of NWCT, including debt or equity securities issued by the NWC entities as security for such guarantee;

(i) investing in securities of other issuers as may be approved by the Trustees of NWCT;

(j) undertaking such other activities (including investing in securities and entering into agreements), or taking such other actions as are approved by the Trustees of NWCT from time to time;

(k) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and

(l) engaging in activities ancillary or incidental to those activities set forth above.

**Description of the Capital Structure of NWCT**

All of the outstanding Trust Units of NWCT are held by the Fund.

**Nature and Ranking of Trust Units**

The beneficial interests of NWCT are divided into interests of one class which are entitled to the rights and subject to the limitations, restrictions, and conditions set forth in the Declaration of Trust of NWCT dated February 15, 2006, and the interest of each holder of Trust Units of NWCT is determined by the number of Trust Units registered in the name of each holder.

Each Trust Unit of NWCT entitles the holder or holders thereof to one vote at any meeting of the holders of Trust Units of NWCT and represents an equal fractional undivided beneficial interest in any distribution from NWCT (whether of distributable cash flow, net realized capital gains or other amounts) and in any net assets of NWCT in the event of termination or winding up of NWCT. All Trust Units of NWCT rank among themselves equally and rateably without discrimination, preference or priority.

**Authorized Number of Units**

The aggregate number of Trust Units of NWCT which are authorized and may be issued are unlimited.

**Fractional Units**

Fractional Trust Units of NWCT will not be issued, except pursuant to distributions of additional Trust Units of NWCT to all holders thereof.

**Issue of Trust Units**

Trust Units of NWCT may be allotted and issued by NWCT at such times, to such persons, for such consideration and on such terms and conditions as the Trustees of NWCT may determine. The Trustees of NWCT may authorize NWCT to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Trust Units of NWCT from NWCT.

The Trustees of NWCT may create and issue rights, warrants (including so-call "special warrants" which may be exercisable for no additional consideration), convertible securities (including Trust Units issuable upon the exchange of securities of other issuers) or options (including all types of incentive programs) to subscribe for Trust Units, which rights, warrants, convertible securities or options may be exercisable at such subscription price or prices and at such time or times and on such terms or conditions as the Trustees of NWCT may determine. A right warrant, convertible security or option will not be a Trust Unit and the holder thereof will not be a holder of Trust Units of NWCT.

**No Pre-Emptive Rights**

No person is entitled, as a matter of right, to subscribe for or purchase any Trust Unit of NWCT, unless agreed to in writing by NWCT.

**Notes Receivable**

On April 30, 2006, NWCT issued to the Fund a promissory note (the "NWCT Note Receivable") due December 31, 2031, in the amount of CDN$30.0 million which bears interest at an annual interest rate of 13% and which interest is payable on a quarterly basis on March 31, June 30, September 30 and December 31 in each year, in exchange for the $30.0 million Notes Receivable transferred from the Fund. NWCT has in turn transferred the NWCT Note Receivable to NWCLP in exchange for Class A partnership units of NWCLP.

## NWC GP INC.

NWCGP is incorporated under the *Canada Business Corporations Act* (the "CBCA") and is the general partner of NWCLP. NWCGP, which has a nominal interest in NWCLP, exists to administer and operate the business affairs of the Fund. As at June 5, 2007, the Fund, NWCGP and NWCT entered into an assignment and novation agreement pursuant to which NWC assigned to NWCGP all of NWC's right and interest in an administration agreement dated as of April 27, 2006 (the "Administration Agreement") among NWC, NWCT and the Fund. Under the Administration Agreement, the Fund delegates to NWCGP, and NWCGP agrees to provide and be responsible for the management, administrative and support services necessary for the operation of the Fund.

**Description of Capital Structure of NWC GP Inc.**

NWCGP is authorized to issue an unlimited number of common shares, all of which are held by the Fund, and which have the following rights privileges and restrictions attached thereto:

(a) The holders of common shares are entitled to receive notice and to attend any meetings of the shareholders of NWCGP and are entitled to one vote for each common share held by them respectively;

(b) The holders of common shares are entitled to receive dividends when, as and if declared thereon by the board of directors of NWCGP; and

(c) In the event of the liquidation, dissolution or winding up of NWCGP or other distribution of assets of NWCGP among shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive rateably the property and assets of NWCGP.

## THE NORTH WEST COMPANY LP

NWCLP was formed on April 30, 2006 under the laws of Manitoba pursuant to a limited partnership agreement among NWC, NWCGP and NWCT (the "Partnership Agreement").

### Description of the Capital Structure of The North West Company LP

NWCLP has issued Class A, Class B and Class C limited partnership units (the "Class A Units", "Class B Units" and "Class C Units", respectively), the following of which are issued and outstanding on the date hereof:

| | Holder | Number |
|---|---|---|
| **Class A Units** | Fund | 3,313,000 |
| | NWCT | 3,000,001 |
| | NWC GP Inc. | 1 |
| **Class B Units** | Fund | 47,357 |
| **Class C Units** | NWC | 7,300 |

### Class A Units

The Class A Units have the rights, privileges, restrictions and conditions set forth in the Partnership Agreement, including those described below.

**Parity**

Other than as set forth in the Partnership Agreement, the rights of all holders of Class A Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of distributions, and the distribution of assets of NWCLP in the event of any liquidation, dissolution or winding up of NWCLP, or other distribution of assets of NWCLP for the purpose of winding up its affairs.

**Distributions to Holders of Class A Units**

The holders of the Class A Units will be entitled to receive from time to time distributions in respect of such Class A Units held thereby in such amount, character and nature as is in accordance with the provisions of Article 4 of the Partnership Agreement and such other provisions of the Partnership Agreement as may be applicable. Holders of Class A Units will be entitled to receive non-cumulative distributions only if, as and when declared by NWC GP Inc. in accordance with the provisions of Article 4 of the Partnership Agreement.

**Participation on Liquidation, Dissolution or Winding Up**

In the event of the liquidation, dissolution or winding up of NWCLP or other distribution of assets of NWCLP among its partners for the purpose of winding up its affairs, the holders of the Class A Units will, subject to the rights of the holders of any other class of units entitled to receive assets of NWCLP upon such a distribution in priority to, or concurrently with, the holders of the Class A Units, be entitled to participate in the distribution, all in accordance with the Partnership Agreement. Such distribution to which the holders of Class A Units are entitled will be made *pro rata* to the amount of each holder's respective net contribution amount determined in accordance with the Partnership Agreement in respect of Class A Units.

**<u>Class B Units</u>**

The Class B Units have the rights, privileges, restrictions and conditions set forth in the Partnership Agreement, including those described below:

**Parity**

The rights of all holders of Class B Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of distributions, and the distribution of assets of NWCLP in the event of any liquidation, dissolution or winding up of NWCLP, or other distribution of assets of NWCLP for the purpose of winding up its affairs.

**Distributions to Holders of Class B Units**

The holders of Class B Units as a class will be entitled to receive, in respect of each distribution period or fiscal year of NWCLP, as the case may be, in priority to holders of Class A Units (but subject to the priority distributions hereunder to the Class C Units), distributions from NWCLP in an amount equal to the "Class B Preferred Return" (as defined in the Partnership Agreement) or the "Annual Class B Preferred Return" (as defined in the Partnership Agreement), as applicable, all in the manner set forth in the Partnership Agreement. All Class B Units outstanding from time to time represent a fractional undivided beneficial interest in and will be entitled to equal shares in the Class B Preferred Return or the Annual Class B Preferred Return, as applicable, in the manner set forth in the Partnership Agreement. All Class B Units will rank among themselves equally and rateably without discrimination, preference or priority.

**Participation on Liquidation, Dissolution or Winding Up**

In the event of the liquidation, dissolution or winding up of NWCLP, or other distribution of assets of NWCLP among its partners for the purpose of winding up the affairs of NWCLP, each holder of Class B Units will be entitled to receive from the assets of NWCLP, for each Class B Unit held by such holder, the sum of:

(i) such holder's then net contribution amount in respect of Class B Units, plus

(ii) for each fiscal year (or prorated part thereof, if such liquidation, dissolution or winding up does not occur at the end of a fiscal year), such holder's *pro rata* proportion (based upon each holder's then respective net contribution amount in respect of Class B Units) of an amount equal to the Class B Preferred Rate, multiplied by the total aggregate "Class B Subscription Amount" (as defined in the Partnership Agreement) minus the aggregate amount of all contributions returned by NWCLP in respect of Class B Units prior to such time, to the extent that it has not been paid to such holder for each Class B Unit held by it in respect of such fiscal year (or prorated part thereof),

before any amount will be paid to any holder of Class A Units or partnership units of any other class ranking junior to the Class B Units. After payment has been made to the holders of the Class B Units, such holders will, as such, have no further entitlement to participate in any further distributions upon any such liquidation, dissolution or winding up of the affairs of NWCLP except to the extent that such holders of Class B Units are also holders of Class A Units.

**Right of Redemption at Option of the Holder**

Subject to the rights, privileges, restrictions and conditions of any class or series of units ranking in preference to, or on a parity with, the Class B Units, each partner holding Class B Units will be entitled to require NWCLP to redeem at any time, or from time to time, at the demand of such partner all or any part of the Class B Units registered in the name of such partner at the Class B Redemption Price (as defined below), with respect to each Class B Unit so redeemed, as determined and payable in accordance with the terms and conditions hereinafter provided.

**Exercise of Redemption Right**

To exercise the above-mentioned right to require redemption hereunder, a duly completed and properly executed notice requiring NWCLP to redeem the relevant Class B Units, in a form reasonably acceptable to NWCGP, will be sent by the relevant partner to NWCLP at the head office of NWCLP, together with the certificates representing the Class B Units to be redeemed and written instructions as to the number of Class B Units to be redeemed. No form or manner of completion or execution of such notice and other documents will be sufficient unless the same is in all respects satisfactory to NWCGP and is accompanied by any further evidence that NWCGP may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon the tender by a partner of Class B Units for redemption, such partner will thereafter cease to have any rights with respect to the Class B Units tendered for redemption (other than to receive the Class B Redemption Price) including the right to receive any distributions thereon which are declared payable to the holders of Class B Units of record on a date which is subsequent to the Redemption Date (defined below). Class B Units will be considered to be tendered for redemption on the date (the "Class B Redemption Date") that NWCLP has, to the satisfaction of NWCGP, received the notice, certificates representing the Class B Units to be redeemed, the written instructions as to the number of Class B Units to be redeemed and other required documents or evidence as aforesaid.

**Payment of Class B Redemption Price**

The Class B Redemption Price payable in respect of the Class B Units tendered or called for redemption will be paid in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the partner holding the Class B Units to be redeemed.

Payments made by NWCLP of the Class B Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former partner holding Class B Units and/or any party having a security interest therein, unless such cheque is dishonored upon presentment. Upon such payment, NWCLP will be discharged from all liability to the relevant partner in respect of the Class B Units so redeemed to the extent of the amount of such cheque.

**Class B Redemption Price**

For the purposes of the Partnership Agreement, the price per Class B Unit payable to the partner holding Class B Units for each Class B Unit tendered for redemption by such Partner (the "Class B Redemption Price") is equal to the sum of:

(i) such partner's then net contribution amount in respect of Class B Units, plus

(ii) for each fiscal year (or prorated part thereof, if the Class B Redemption Date does not occur at the end of a fiscal year), such partner's *pro rata* proportion (based upon each partner's respective net contribution amount in respect of Class B Units) of an amount equal to the Class B Preferred Rate, multiplied by the total aggregate Class B Subscription Amount (as defined in the Partnership Agreement) minus the aggregate amount of all contributions returned by the Partnership in respect of Class B Units prior to such time, to the extent that it has not been paid to such partner for each Class B Unit held by it in respect of such fiscal year (or prorated part thereof).

**Cancellation of Certificates for all Redeemed Class B Units**

All certificates representing Class B Units that are redeemed pursuant to the terms of the Partnership Agreement will be cancelled and such Class B Units will no longer be outstanding.

**Class C Units**

The Class C Units have the rights, privileges, restrictions and conditions as set forth in the Partnership Agreement, including those described below:

**Parity**

The rights of all holders of Class C Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of distributions, and the distribution of assets of NWCLP in the event of any liquidation, dissolution or winding up of NWCLP, or other distribution of assets of NWCLP for the purpose of winding up its affairs.

**Distributions to Holders of Class C Units**

The holders of Class C Units as a class will be entitled to receive, in respect of each distribution period or fiscal year, as the case may be, in priority to holders of Class A Units and Class B Units, distributions from NWCLP in an amount equal to the "Class C Preferred Return" (as defined in the Partnership Agreement) or the "Annual Class C Preferred Return" (as defined in the Partnership Agreement), as applicable, all in the manner set forth in the Partnership Agreement. All Class C Units outstanding from time to time represent a fractional undivided beneficial interest in and will be entitled to equal shares in the Class C Preferred Return or the Annual Class C Preferred Return, as applicable, per the Partnership Agreement. All Class C Units will rank among themselves equally and rateably without discrimination, preference or priority.

**Participation on Liquidation, Dissolution or Winding Up**

In the event of the liquidation, dissolution or winding up of NWCLP, or other distribution of assets of NWCLP among its partners for the purpose of winding up the affairs of NWCLP, each holder of Class C Units will be entitled to receive from the assets of NWCLP, for each Class C Unit held by such holder, the sum of:

(i) such holder's then net contribution amount in respect of Class C Units, plus

(ii) for each fiscal year (or prorated part thereof, if such liquidation, dissolution or winding up does not occur at the end of a fiscal year), such holder's *pro rata* proportion (based upon each holder's then respective net contribution amount in respect of Class C Units) of an amount equal to the Class C Preferred Return, multiplied by the total aggregate Class C Subscription Amount (as defined in the Partnership Agreement) minus the aggregate amount of all contributions returned by NWCLP in respect of Class C Units prior to such time, to the extent that it has not been paid to such holder for each Class C Unit held by it in respect of such fiscal year (or prorated part thereof),

before any amount will be paid to any holder of Class A Units or Class B Units or partnership units of any other class ranking junior to the Class C Units. After payment has been made to the holders of the Class C Units, such holders will, as such, have no further entitlement to participate in any further distributions upon any such liquidation, dissolution or winding up of the affairs of NWCLP except to the extent that such holders of Class C Units are also holders of Class A Units or Class B Units.

**Right of Redemption at Option of the Holder**

Subject to the rights, privileges, restrictions and conditions of any class or series of units ranking in preference to, or on a parity with, the Class C Units, each partner holding Class C Units will be entitled to require NWCLP to redeem at any time, or from time to time, at the demand of such partner all or any part of the Class C Units registered in the name of such partner at the Class C Redemption Price (as defined below), with respect to each Class C Unit so redeemed, as determined and payable in accordance with the terms and conditions hereinafter provided.

**Exercise of Redemption Right**

To exercise the above-mentioned right to require redemption hereunder, a duly completed and properly executed notice requiring NWCLP to redeem the relevant Class C Units, in a form reasonably acceptable to NWC GP Inc., will be sent by the relevant partner to NWCLP at the head office of NWCLP, together with the certificates representing the Class C Units to be redeemed and written instructions as to the number of Class C Units to be redeemed. No form or manner of completion or execution of such notice and other documents will be sufficient unless the same is in all respects satisfactory to NWCGP and is accompanied by any further evidence that NWC GP Inc. may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon the tender by a partner of Class C Units for redemption, such partner will thereafter cease to have any rights with respect to the Class C Units tendered for redemption (other than to receive the Class C Redemption Price therefore) including the right to receive any distributions thereon which are declared payable to the holders of Class C Units of record on a date which is subsequent to the Class C Redemption Date (defined below). Class C Units will be considered to be tendered for redemption on the date (the "Class C Redemption Date") NWCLP has, to the satisfaction of NWCGP, received the notice, certificates representing the Class C Units to be redeemed, the written instructions as to the number of Class C Units to be redeemed and other required documents or evidence as aforesaid.

**Payment of Class C Redemption Price**

The Class C Redemption Price payable in respect of the Class C Units tendered or called for redemption will be paid in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of the United States, payable to or to the order of the Partner holding the Class C Units to be redeemed.

Payments made by NWCLP of the Class C Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former partner holding Class C Units and/or any party having a security interest therein, unless such cheque is dishonored upon presentment. Upon such payment, NWCLP will be discharged from all liability to the relevant partner in respect of the Class C Units so redeemed to the extent of the amount of such cheque.

**Class C Redemption Price**

For the purposes hereof, the price per Class C Unit payable to the partner holding Class C Units for each Class C Unit tendered for redemption by such partner (the "Class C Redemption Price") will be equal to the sum of:

(i) such partner's then net contribution amount in respect of Class C Units, plus

(ii) for each fiscal year (or prorated part thereof, if the Redemption Date does not occur at the end of a fiscal year), such partner's *pro rata* proportion (based upon each partner's respective net contribution amount in respect of Class C Units) of an amount equal to the Class C Preferred Rate, multiplied by the total aggregate Class C Subscription Amount minus the aggregate amount of all contributions returned by NWCLP in respect of Class C Units prior to such time, to the extent that it has not been paid to such partner for each Class C Unit held by it in respect of such fiscal year (or prorated part thereof).

**Cancellation of Certificates for all Redeemed Class C Units**

All certificates representing Class C Units that are redeemed hereunder will be cancelled and such Class C Units will no longer be outstanding.

## NORTH WEST COMPANY HOLDINGS INC.

NWHoldco is incorporated under the CBCA and is a wholly-owned subsidiary of the Fund. NWHoldco exists to administer and operate the business affairs of the Fund's international interests.

## NWC (U.S.) HOLDINGS INC.

NWC (U.S.) Holdings Inc. is incorporated under the *General Corporation Law of Delaware* and is a wholly-owned subsidiary of NWHoldco. It is the parent company of AC and CUL.

## ALASKA COMMERCIAL COMPANY

AC is incorporated under the laws of Alaska and is a wholly-owned subsidiary of NWC (U.S.) Holdings Inc. AC operates stores in the United States (mainly in the State of Alaska).

## COST-U-LESS, INC.

CUL is incorporated under the laws of Washington and is a wholly-owned subsidiary of NWC (U.S.) Holdings Inc. CUL operates Cost-U-Less stores in certain countries in the Caribbean and in the South Pacific.

## NWC SERVICES INC.

AC is incorporated under the laws of Delaware and is a wholly-owned subsidiary of NWC (U.S.) Holdings Inc.

## GENERAL DEVELOPMENT OF THE BUSINESS

The Fund, through its subsidiaries and affiliates, is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada, Alaska, the South Pacific and the Caribbean.

The Fund (through its operating entities) operates 220 stores across Canada, the United States (mainly in the state of Alaska) and in certain countries in the Caribbean and in the South Pacific under the banners of Northern, NorthMart, Giant Tiger, AC Value Centers and Cost-U-Less.

### Three-Year History

**Fiscal 2007**

In December 2007, the Fund, through its US subsidiary NWC (U.S.) Holdings Inc., acquired all of the issued and outstanding shares of CUL, an operator of 11 mid-size warehouse stores in remote island communities in Hawaii, the South Pacific and the Caribbean for a purchase price of US$53 million. An additional CUL store was opened on the Cayman Islands in mid-December, followed by the purchase of Hita Supermarket on Guam, which store will re-open in late 2008 once renovations are complete. The Fund continues to expand with this new format and is giving consideration to its use in other markets as part of its expansion program. An additional seven Giant Tiger stores and one Northern store were opened in Canada in 2007. On March 3, 2008, AC, another international subsidiary acquired Span Alaska Enterprises Inc., a food distributing company based in the State of Washington.

The Fund continues to develop its growth in the provision of pharmacy services to remote markets in Canada via its in-store pharmacies, telepharmacies and hub pharmacies program. The Fund opened four in-store pharmacies, one telepharmacy and one hub pharmacy in 2007.

Development of private store brands and the repositioning of merchandise selection in both food and general merchandise to meet the needs of the Fund's markets is ongoing through off shore direct buying, and continued alliances.

The Fund continues to test wholesale concepts and has established a field operation to test various wholesale strategies.

**Fiscal 2006**

In 2006, NWC initiated multiple strategies to further expand its merchandise offerings and introduce new products. At the beginning of the year an acquisition of a large in-store pharmacy provided NWC with knowledge and expertise related to remote pharmacy operations, telepharmacy and contract pharmacy services to northern hospitals. An additional in-store pharmacy and one telepharmacy were opened during the year.

NWC re-launched its private label store brands to bring a more coherent message to its customers and create a more exclusive brand identity. In addition, NWC started to revamp its quick-service food business to strike a more profitable balance between fresher food and the cost of food preparation.

Gas bars were a growth opportunity for NWC as six new gas bars were opened providing additional traffic within the stores and helping increase food sales.

Taking advantage of the broadband technology installed in the prior fiscal year, NWC introduced improved store ordering processes through an "advanced order system" providing greater capability to store management to localize their assortment to better serve their customers. This new technology rolled out to all stores throughout 2007.

Nine stores were opened and six stores were renovated by NWC.

**Fiscal 2005**

NWC continued its focus on in-store capability during 2005. "Best Practice" training was provided to another 28 managers and another 28 management candidates entered the Manager-In-Training program. NWC continues to redefine the store manager role to ensure that more accountability for planning, people and merchandise stays with our store teams.

Leadership programs were introduced for high potential senior managers recognizing the need for more accountable, effective and consistent management practices. One of the intents of this program is having work being done at the right level, with better decisions being made on a day-to-day basis, as close to our customers and communities as possible.

NWC completed a roll out of its in-store point-of-sale systems. NWC also installed a broadband communication network in all of the northern Canadian stores. This is an essential platform for bridging the distance between our vast geography of store locations. The benefits were improved customer service by providing faster check-out lanes and cost savings from disconnecting hundreds of land phone lines. The network also enables NWC to introduce improved work methods and processes in the upcoming years.

NWC opened seven stores and renovated eight stores.

# DESCRIPTION OF THE BUSINESS

## General

The main operating entities of the Fund are NWCLP, AC and CUL. References to the "Fund" includes where the context requires, the Fund and its affiliated entities.

NWCLP and AC are leading retailers and distributors of everyday consumer goods and services to remote communities, rural towns and urban neighborhoods across northern and western Canada, rural Alaska respectively, and CUL is an operator of mid-size warehouse stores in remote island communities in Hawaii, the South Pacific and the Caribbean. The Fund's three operating entities operate a network of 220 retail stores, which offer a diverse range of merchandise catering to the northern customer, the urban customer at several locations in southern Canada, and to island dwellers in the southern hemisphere. They also operate complementary businesses, including fur and Inuit art marketing businesses.

For the fiscal year ended January 31, 2008, total revenues of the Fund were approximately $1.1 billion, of which Canadian operations accounted for approximately 80% and International operations accounted for approximately 20%. For the fiscal year ended January 31, 2007, total revenues were $944.9 million.

At January 31, 2008, 6,861 people were employed by the Fund and its affiliated entities, including 1,502 people in International operations.

## Canadian Operations

The Canadian retailing operations consist of 130 Northern stores, six NorthMart stores, 10 stand-alone Quickstop convenience stores and 27 Giant Tiger stores. These outlets are located in 156 communities across the Canadian north and in urban centers across western Canada. The communities range in size from small, remote settlements with populations as few as 300 people to larger, regional centers with populations of up to 15,000 people and to urban centers situated across western Canada. The average store size has approximately 7,500 square feet of selling space and features a broad assortment of food, general merchandise and services. Food offerings consist of perishable and non-perishable products including groceries, dairy products, meat, produce and convenience/fast-food services. General merchandise consists of family apparel, house wares, health and beauty aids, sporting goods, toys, hardware, furniture, appliances and home entertainment products, boats, outboard motors, canoes, all-terrain vehicles and snowmobiles. Services include cheque cashing, tax services, ATM's, money transfers, bill payment, and gasoline sales. Stores may also feature a post office, fast food franchise or a pharmacy.

The Fund is pursuing a strategy of entering into alliances with leading specialty retailers, distributors and service providers to broaden its product and service offerings while leveraging its convenient locations. To date, the Fund has established alliances with *Dufresne Furniture and Appliances*, *TruServ Canada Inc.* (in the hardware category) and *Sobey's* (food distribution in eastern Canada). Management believes that these alliances have been positive in delivering stronger product and service offerings to customers at lower costs.

In 2002, the Fund signed a 30-year master franchise agreement with *Giant Tiger Stores Limited*, based in Ottawa, Ontario which grants the Fund the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, *Giant Tiger Stores Limited* provides product sourcing, merchandising, systems and administrative support to the Fund's Giant Tiger stores in return for a royalty based on sales. The Fund is responsible for opening, owning, operating and providing distribution services to the stores. The Fund's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected roll-out of 72 stores over the term of the agreement. As at April 25, 2008 the Fund has opened 27 Giant Tiger stores and is in compliance with the terms of the agreement.

In addition to its retail operations, the Fund operates complementary businesses that apply its unique heritage and knowledge of the north. These include: (i) the Fur Marketing Division, which purchases furs from trappers and sells aboriginal crafts and outerwear to the local and tourist retail market from three trading posts; (ii) the Inuit Art Marketing Service, which procures and markets carvings from Native artisans and is the largest Inuit art marketing service in Canada; (iii) Crescent Multi Foods, which is a full-line produce and fresh meat distributor, serving the Fund's stores and third-party customers in Manitoba and northwestern Ontario; and (iv) Valu Lots Discount Centre, which is used by the Fund to dispose of surplus merchandise.

**International Operations**

International operations are conducted through AC and CUL both wholly owned subsidiaries of NWC (U.S.) Holdings Inc. AC operates 29 AC Value Center stores and three AC Quickstop convenience stores and CUL operates 12 stores. The AC store formats are similar to the Canadian stores. The AC operations also include Frontier Expeditors and Span Alaska Enterprises Inc., who provide wholesale services to small independent retailers in Alaska.

On December 13, 2007, NWC (U.S.) Holdings, a subsidiary of NWHoldco acquired 100% of the voting shares of CUL. CUL operates mid-sized warehouse club style retail stores in the United States Territories, in foreign island countries in the Pacific and Caribbean, in the Hawaiian Islands, and in Sonora, California. Their primary strategy is to operate in island markets, offering predominantly U.S. branded goods.

**Distribution and Infrastructure**

NWCLP operates a distribution centre in Winnipeg, Manitoba and has a third party managed distribution centre in Calgary, Alberta. AC operates a distribution centre in Anchorage, Alaska and CUL operates a distribution centre in San Leandro, California. These distribution centers are used for both food and general merchandise distribution. CUL, in addition to its distribution facility in San Leandro, uses other third party facilities in Florida, California, Australia and New Zealand.

Due to the vast geography of the store network, transportation is an important element of operations. One hundred and nineteen (119) stores in Canada are inaccessible by all-weather roads. Twenty-three (23) of the AC stores are serviced by air or water and 11 CUL stores rely on air and long haul water transportation. All available modes of transportation including sealift, long haul water transportation, barge, trucks including via winter roads, rail and air are used. NWHoldco owns a 50% interest in Transport Nanuk Inc., a shipping company servicing the eastern Arctic.

The Fund's operating subsidiaries own, in the aggregate, 135 stores in addition to employee residences and staff houses, which are typically located adjacent to the store in more remote store locations.

In Canada, NWCLP sources both food and general merchandise through its head office in Winnipeg, Manitoba, a buying office for fashion in Montreal, Quebec and through its corporate alliances. In Alaska, AC sources food and general merchandise from local distributors and manufacturers as well as from the lower 48 U.S. states through a buying office in Anchorage, Alaska. CUL sources food and general merchandise from local distributors and manufacturers as well as from the U.S. and other foreign entities through a buying office in Bellevue, Washington.

China is becoming an ever increasingly important source for obtaining general merchandise for the Fund.

**Financial Services**

Customers are offered convenient, local access to a wide variety of financial services. Northern, NorthMart and AC Value Center stores each offer a revolving credit card for day-to-day purchases, similar to those offered by major department store chains. An extended payment program is also available to finance large dollar (big-ticket) purchases at the stores. As there are relatively few bank branches in remote markets that the Fund's operating entities serve, ATMs, cheque cashing, debit card cash withdrawal, cash transfer, bill payment, currency exchange, money order and CashLink and gift card services are also offered at its stores.

Most of the day-to-day credit decisions are centralized, freeing up the store manager's time for the marketing of products and services. The store manager's knowledge of the local economic conditions and their personal acquaintances with their customers continues to provide valuable input into the credit decision process. Credit provided on the extended payment program for big-ticket purchases is approved at the Fund's head office. A central credit management system allows continuous monitoring of account activity and balances at the head office so that credit specialists can provide advice to the store managers. The allowance for doubtful accounts is adjusted monthly to reflect the changes in the currency of outstanding balances.

## Markets

NWCLP and AC operate an aggregate of 119 stores in smaller, remote Canadian and Alaskan communities inhabited principally by First Nations, Métis and Inuit. These markets range in population from 300 to 3,700 people and are generally not accessible by all-weather roads. These communities generally have a stable income base, which is dependent on government spending through social assistance and public sector employment in schools, health services, local government and public works projects. Income levels are also influenced by activities such as fishing, resource exploration, pipeline construction, tourists and hydro electricity development and related construction activity. CUL operates 12 stores situated in markets ranging in populations from 7,700 to 168,000 people with the average population of 41,000 people. The Fund's stores range in size from 22,000 square feet to 42,200 square feet with the average square footage being approximately 33,000 square feet. CUL's markets rely on foreign aid, tourism, fishing, natural resources and resource development.

There are 90 stores operated by the Fund in less remote, regional communities that are generally accessible by all-weather roads. These markets range in population from 1,000 to large urban centers. The economies of these communities are more diverse and income levels are higher than those of the more remote locations. Major sources of employment are in manufacturing, government services, transportation, health care, tourism and natural resources.

## Stores and Other Facilities

| **The following table sets forth the number of stores, the location of the stores by region and whether the stores are owned or leased as at January 31, 2008** | **Number of Stores** | **Owned [1]** | **Leased** |
|---|---|---|---|
| Alberta | 11 | 4 | 7 |
| British Columbia | 4 | 2 | 2 |
| Labrador/NFLD | 5 | 5 | 0 |
| Manitoba | 41 | 22 | 19 |
| Nunavut | 27 | 23 | 4 |
| NWT | 20 | 17 | 3 |
| Ontario | 27 | 15 | 12 |
| Quebec | 16 | 15 | 1 |
| Saskatchewan | 24 | 15 | 9 |
| Yukon | 1 | 0 | 1 |
| **Total Canadian Stores** | **176** | **118** | **58** |
| Alaska Commercial Co. | 32 | 15 | 17 |
| Cost-U-Less, Inc. | 12 | 2 | 10 |
| **Total International Stores** | **44** | **17** | **27** |
| **Total Stores** | **220** | **135** | **85** |

(1) Of these stores, 46 are located on leased land pursuant to ground leases.

The following table summarizes the number of stores and selling square footage under the retail formats as at January 31, 2008.

| | Number of Stores | | Selling Square Footage | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Northern [1] | 130 | 130 | 757,370 | 763,294 |
| NorthMart [1] | 6 | 5 | 144,501 | 125,084 |
| Quickstop [2] | 13 | 13 | 23,176 | 21,651 |
| Giant Tiger | 26 | 19 | 428,478 | 303,103 |
| AC Value Centres | 29 | 29 | 300,876 | 300,876 |
| Cost-U-Less [3] | 12 | 0 | 379,416 | 0 |
| Other formats | 4 | 4 | 24,123 | 22,558 |
| **Total at end of year** | **220** | **200** | **2,057,940** | **1,536,566** |

[1] In 2007, the Northern store at Cross Lake, Manitoba was replaced by a new NorthMart store.
[2] There are 10 Quickstops in Canada and three in Alaska.
[3] Of the CUL stores, 11 were acquired and one new store was opened on December 13, 2007.

Selling areas of stores in remote communities range in size from 1,000 sq. ft. to 10,000 sq. ft. In regional and urban communities, selling areas range from 3,000 sq. ft. to 39,900 sq. ft. The Fund owns employee residences and staff houses, which are typically located adjacent to the more remote store locations.

## Competition

In the vast majority of the northern and remote communities that it serves, the Fund's stores are the dominant providers of food, every day and seasonal general merchandise and financial services and command the largest market share. Local competition consists of stores operated by independent store owners and local co-operatives, some of which are associated with regional or national buying groups. Many of the Fund's stores enjoy strong local loyalties through established customer relationships. The strength of independent store competition varies considerably depending on the management skills, financial strength and scale of local operators. Additionally, the commitment of local staff to the store and to customer relationships and the ability to maintain consistent standards are other key factors that influence their success. In Canada, all of the communities in which the Fund operates have access to mail order catalogue and direct mail services such as those provided by *Sears Canada Inc.*, *Wal-Mart Stores, Inc.*, *Costco Wholesale Canada Ltd.* and smaller regional and specialized competitors. In the International operations this type of competition is more intense and includes catalogues and direct sales material from retailers such as Safeway, Wal-Mart and Sears. The CUL stores face equally highly competitive discount and grocery retailers such as Wal-Mart, Costco and Kmart.

The stores also face competition (in varying degrees based upon the specific market location) from non-independent stores, including traditional department stores, big box retailers, discount department stores and specialty stores. AC competes directly with Safeway or its subsidiaries in three markets and Wal-Mart in one market. Furthermore, 41 Canadian store locations are within three hours driving distance of small to medium-sized urban centers offering a variety of shopping alternatives. The Giant Tiger stores are located in larger rural and urban markets and compete against major discount chains, food stores and department store formats. CUL's competition includes local, national and international grocery store chains and other warehouse clubs and discount retailers.

## Investing Activities

For the fiscal year ended January 31, 2008 total investing activities amounted to $98.1 million compared to $35.5 million for the fiscal year ended January 31, 2007. Included in the $98.1 million is $54.3 million for the acquisition of CUL. Net capital expenditures for the fiscal year ending January 31, 2009, are expected to be in the range of $49.0 million to $53.0 million and will be financed out of cash flow from operations and from unutilized credit available on existing bank operating facilities. Further financial information on the Fund's capital expenditures is included in the 2007 management's discussion & analysis and consolidated financial statements report filed on SEDAR at *www.sedar.com* and on the Fund's website at *www.northwest.ca*.

**Management of Sales and Operations**

In Canada, each store employs a full-time manager who has the primary responsibility to monitor daily operations, maximize selling opportunities and safeguard the Fund's assets.

Northern, NorthMart, and Quickstop banners are managed within four regions, each of which is managed by a General Manager under the leadership of an Executive Vice-President. One region is led by a general manager and a specialist support team. The remaining three regions are divided into 12 districts, with each district led by a district manager supported by a human resources manager. All stores are supported by sales development, marketing services and operational development teams.

The general managers are responsible for the store level execution of corporate strategies, policies and programs. The regional general managers contribute to the development of these initiatives by providing front line feedback from daily contact with staff, customers and communities.

The 27 Giant Tiger stores are managed by the Vice-President and General Manager Giant Tiger West along with a specialist support team and assistance from Giant Tiger Stores Limited.

In Alaska, the sales and operations personnel report to a Vice-President & General Manager. Support for sales and operations personnel is provided directly by AC's accounting, human resources and marketing departments in Anchorage, Alaska and with selected additional support from service departments based in Winnipeg, Manitoba.

In CUL, sales and operations personnel report to a Vice-President & General Manager. Support for sales and operations personnel is provided directly by CUL's accounting, human resources and marketing departments in Bellevue, Washington and with selected additional support from service departments based in Anchorage, Alaska and Winnipeg, Manitoba.

**Employees**

At January 31, 2008, the Fund employed 6,861 people, including 1,502 in International operations. Of these, approximately 2,099 are aboriginal and of the aboriginal employees, 188 hold managerial positions. The Fund is active in the recruitment of aboriginal and indigenous peoples for positions in stores, corporate and distribution centers.

Training and development of employees is also a major focus of the Fund. Particular attention is being paid toward enhancing food expertise within store operations and with those who have category management responsibilities. As part of a "Best Practice" training initiative new operational processes have been identified and documented. The Sales and Operations teams for Canada and International operations are responsible to train the store managers and their teams to comply with required operational standards. In Alaska, the focus is on industry-sponsored training materials. The Fund is also recruiting more senior people for store operations positions through the Manager-In-Training and the Department Manager-in-Training programs. This provides training to experienced store managers and department managers as to operating processes prior to managing a store or a department within a store.

## Customers

The primary customer group consists of lower-income shoppers residing in remote and urban neighborhood communities across Canada and Alaska. The typical customer's income depends on wage income, direct and non-discretionary government transfer payments or regional government program funding. In smaller, more remote communities, this group's spending is also influenced by the availability of seasonal employment opportunities, which are typically created by government-funded construction and infrastructure projects. The shopping needs of this customer group mainly consists of necessity food and everyday basic general merchandise and are influenced by the challenging climate and logistics conditions that exist in these communities. The urban Giant Tiger customers are somewhat less dependent upon government funding but still exhibit similar shopping needs. CUL targets customers and areas where customers have had some experience with warehouse clubs and retail discounters. CUL's customers come from a variety of ethnic groups who demand products in synch with the ethnicity of each culture along with U.S. branded products and other internationally available products. Income levels of CUL's customers range from poverty levels to the affluent. In several markets, the economy relies on tourism and tourists provide a significant part of the customer base.

Secondary target customers also include quality and selection-driven shoppers and younger, "trend-driven shoppers". Food and general merchandise assortments aimed at these shoppers consist of fashion and lifestyle products similar to those offered by retailers in urban markets.

## Environment

The Fund and its affiliated entities are subject to environmental regulations pursuant to federal, provincial and state legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances handled. A breach of such legislation may result in the imposition of fines and penalties. To ensure that compliance is in accordance with applicable environmental laws, the Director, Real Estate and Store Planning has been appointed as Environmental Officer and reports quarterly to the board of Trustees.

The Fund is committed to meeting its responsibilities to protect the environment wherever it operates and annually budgets expenditures of both a capital and expense nature to meet the increasingly stringent laws relating to the protection of the environment. The Fund believes it is in substantial compliance with applicable environmental laws and regulations and does not believe the expenditures will have a material effect on earnings.

# RISK FACTORS

Risks affecting business and the Trust Units of the Fund include but are not limited to the following:

## Risks Factors Relating to the Trust Units

### Income Tax Matters

As noted above under Federal Tax Changes, legislation was passed on June 22, 2007, which imposes a new entity-level tax on distributions from certain specified investment flow-through entities ("SIFTs") such as the Fund commencing January 1, 2011. There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Trust Units.

The Fund is an *inter vivos* trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund.

Income taxes are accounted for by using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. The provision for income taxes is recorded at applicable statutory rates.

In the ordinary course of business, the Fund is subject to ongoing audits by tax authorities. While the Fund believes that its tax filing positions are appropriate and supportable, the possibility exists that certain matters may be reviewed and challenged by the tax authorities. The Fund regularly reviews the potential for adverse outcomes and the adequacy of its tax provisions. The Fund believes that it has adequately provided for these matters. If the final outcome differs materially from the provisions, the Fund's income tax expense and its earnings could be affected positively or negatively in the period in which the matters are resolved.

**Nature of Trust Units**

The Trust Units do not represent a direct investment in the operations and should not be viewed by investors as shares in the operating entities. Holders of Trust Units will not have the statutory rights normally associated with ownership of common shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust Units represent a fractional interest in the Fund. The Fund's primary assets are equity securities and debt instruments of its affiliated entities. The market price per Trust Unit is expected to be a function of the Fund's anticipated distributable income and the growth in earnings per unit generated by operations and general investment market conditions.

**Redemption Right**

It is anticipated that the redemption right will not be the primary mechanism for holders of Trust Units to liquidate their investments. Notes which may be distributed to holders of Trust Units in connection with a redemption ("Redemption Notes") will not be listed on any stock exchange and no established market is expected to develop for such securities. In addition, Redemption Notes received by unitholders as a result of a redemption of Trust Units will not be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans. Cash redemptions are subject to limitations.

**Distribution of Shares and Notes on Termination of the Fund**

Upon termination of the Fund, the Trustees may distribute the assets of the Fund directly to the holders of Trust Units, subject to obtaining all required regulatory approvals. The primary assets of the Fund are common shares and subordinated notes of its affiliated entities, which securities are not freely tradable and are not currently listed on any stock exchange. In addition, the securities of its affiliated entities are not qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds or registered education savings plans.

**Cash Distributions Are Not Guaranteed and May Fluctuate with the Fund's performance**

Although the Fund must distribute its net income to unitholders (except net income which is determined by the Trustees to be required to satisfy any tax liability of the Fund), there can be no assurance regarding the amounts of income generated by the Fund or its affiliates, or that such distributions will be payable in cash. The Fund depends on interest and other payments from its affiliated entities to make its cash distributions. The ability of the Fund's affiliated entities to service its debt and make other payments to the Fund will depend upon numerous factors, including profitability, third party debt service payments, fluctuations in working capital, interest rates, foreign currency exchange rates, capital expenditures and other factors beyond the control of the Fund and its affiliated entities. Cash distributions are not guaranteed and may fluctuate with earnings performance.

**Fluctuations in Cash Distributions**

A return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment in Trust Units is at risk, and the return on an investment in Trust Units is based on many performance assumptions. Although the Fund intends to distribute the net income and net realized capital gains of the Fund as determined in accordance with its Declaration of Trust, the actual amount of cash distributed in respect of Trust Units will depend on numerous factors, including the amount of dividends and distributions received by the Fund from its operating subsidiaries, interest income, the expenses and liabilities of the Fund and other factors that may be beyond the control of the Fund. Cash distributions may be reduced or suspended at any time. In addition, the market value of the Trust Units may decline if the Fund is unable to provide a satisfactory return to unitholders.

**Public Market Risk**

It is not possible to predict the price at which the Trust Units will trade in the future and there can be no assurance that an active trading market for the Trust Units will be sustained. The Trust Units will not necessarily trade at values determined solely by reference to the value of the Fund's assets. Accordingly, the Trust Units may trade at a premium or a discount to the value implied by the value of the Fund's assets. The market price for the Trust Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities and numerous other factors beyond the control of the Fund.

**Risks Relating to the Business**

**Government Regulation**

The Fund's operating entities are subject to various applicable laws and regulations administered by federal, provincial and foreign regulatory authorities, including but not limited to laws and regulations regarding taxes, currency repatriation, zoning health and safety, employment and licensing requirements. Should the Fund's operating entities continue to expand into foreign countries, our operations would be subject to additional foreign regulatory standards, laws and regulations, in addition to customs, duties and immigration laws and regulations. Changes in the foregoing laws and their interpretation by various courts and agencies are subject to change from time to time. While the Fund believes that its operating entities are in compliance in all material respects with such laws and regulations, there can be no assurance that future compliance will not have a material adverse effect on the business, financial condition or operating results of the Fund.

**Government Spending**

Financial performance is partly dependent upon the prosperity of communities in northern Canada and within the international markets where the Fund's operating entities transact business. The economy in northern Canada is highly dependent on government spending through social benefits programs, health care, education and public works. The Alaskan economy also benefits from annual payments to residents from a permanent fund created from oil revenues. In international markets relying on foreign aid there can be no assurance that foreign aid will continue at current levels if at all. The discontinuation of foreign aid would have an adverse effect on some CUL markets. In some CUL markets located in other foreign jurisdictions, there is the risk of political instability and should political strife occur, it may have an adverse effect on the business of the Fund's operating entities in those regions.

**Retail Industry and Economic Downturns**

For the fiscal year ended January 31, 2008, approximately 25% of sales were in the general merchandise category. Although the core customer is a lower income shopper with relatively stable income sources, the general merchandise category is sensitive to general economic conditions, consumer confidence and weather fluctuations. External factors which affect customer demand, and over which the Company exercises no influence, include general economic growth, interest rates, personal debt levels, unemployment rates and levels of personal disposable income. In an economic downturn, discounting by major retailers may affect the pricing levels achievable in respect of general merchandise products. A recession or significant and prolonged decline in consumer spending could have a material adverse effect on business, financial condition and results of operations.

In addition, approximately 12% of the stores are located in communities which are dependent on a single industry, such as fishing, mining or oil and gas extraction. A decline in the fortunes of the relevant industry would have a material adverse effect on the communities in which those stores are located and, in the aggregate, could have a material adverse effect on business, financial condition or results of operations of the Fund.

**Community Relations**

Approximately 30% of our sales are derived from communities and regions that restrict commercial land ownership and usage by non-indigenous or non-local owned businesses or which have enacted policies and regulations to support locally-owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint ventures and store lease arrangements with community-based development organizations, initiatives to recruit local residents into management positions, increased indigenous or Aboriginal participation in our Board of Trustees and direct investment in the North West Company Fund by Aboriginal-owned entities.

**Competitive Environment**

Despite the remoteness of its markets, there is significant competition. The stores of the Fund compete with stores operated by local village corporations, independent store owners and co-operatives, some of which are associated with regional or national buying groups. These independent merchants maintain market share due to strong local loyalties and established customer relationships. All of the communities in which there are stores of the Fund have access to mail order catalogue, direct mail and internet services such as those provided by *Sears Canada Inc.*, *Wal-Mart Stores, Inc.* and *Costco Wholesale Canada Ltd.* In the larger communities and in foreign locations, the stores of the Fund compete directly with other national, international or regional retailers such as True Value, Fields, I.G.A./Sobeys, Wal-Mart, Kmart, Price Smart and Costco. Moreover, approximately 19% of the stores are located within three hours driving distance of small and medium sized urban centers that offer expanded shopping alternatives. Financial performance and results from operations are dependant on the ability to continue to develop and implement strategies to compete with other retailers and to anticipate and respond to changing consumer preferences and merchandising trends in a timely manner.

**Dependence on Key Personnel**

Success depends to a significant degree on the ability of the Fund and its operating entities to attract and retain employees. Due to the vast geography and remoteness of the markets in which the Fund's operating entities operate, there is significant competition and limited numbers of experienced personnel, particularly at the store management level. At the store level, as with many other retailers, there is the challenge of high employee turnover. The ability to minimize employee turnover is an important competitive factor and directly relates to the effectiveness of store operations. Failure to attract, motivate and retain qualified personnel could have a material adverse effect on business, financial condition and results of operations.

In addition, the Fund and its operating entities are dependent upon its officers and the loss of services of any number of officers could have a material adverse effect on the business, financial condition and results of operations of the Fund and its operating entities.

**New Business Strategies**

The success of same and new store growth is dependent on a number of factors, including the availability of suitable store locations or acquisition opportunities, the successful negotiation of acceptable leases or acquisitions, the ability to manage the expansion of the store base, the ability to successfully develop new products and services, the ability to source inventory which meets the needs of the new stores, the development of adequate management information systems, the ability to recruit and train new managers and employees, the availability of capital and general economic and business conditions. The success of the alliance strategy described under "Canadian Operations" above is dependent on a number of factors, such as the ability of the alliance partners to source suitable merchandise, obtain volume discounts, manage inventory and deliver products in a timely manner and on the relationship between the Fund and its operating entities and its alliance partners.

There can be no assurance that new business strategies will be successfully implemented, or that, if implemented, the strategies will increase profitability.

**Financial Services Business**

The financial services operations are an important part of the business of the Fund. There is a risk of customer defaults on credit accounts, particularly following deterioration in the economy. The credit card industry is highly competitive and other credit card issuers may seek to expand or to enter the markets. New federal, provincial and state laws and amendments to existing laws may be enacted to further regulate the credit card industry or to reduce finance charges or other fees or charges applicable to credit card accounts. Deterioration in the financial services business could have an adverse effect on business, financial condition and results of operations.

**Supplier Arrangements**

There is a dependency on third parties for the manufacturing and supply of the products for sale. All orders for merchandise and food products are placed by purchase order or personal data terminal and there are no long-term agreements with any manufacturer or supplier. Failure to maintain favourable relationships with manufacturers or suppliers could have an adverse effect on business, financial condition and results of operations.

Under the alliance initiative of the Fund, major buying and distribution activities are outsourced through partnerships with non-competing retailers and distributors. The benefit is lower product sourcing costs, improved product sourcing knowledge, a reduction in inventory investment, sales growth and, over the long term, lower overhead expenses. For each alliance entered into, it is important that an effective connection be established with the other organization. The cultural, technology and strategic fit with each partner, and the disruption created by the transition to each alliance, are risks of this initiative. Increased risks are assumed as the volume of business increases with alliance partners, with less direct control over the assurance of their performance than with internally controlled processes.

**Liquidity**

There can be no assurance that the Company will be able to meet its financial obligations as they come due or can do so only at excessive cost. The Company manages liquidity risk by maintaining adequate credit facilities to fund operating requirements and sustaining and growth-related capital expenditures and regularly monitoring actual and forecasted cash flow and debt levels.

**Interest**

There is an exposure to fluctuations in interest rates under its borrowings. Through the use of certain financial instruments during the financial year ended January 31, 2008, US$23.0 million of the US$52.0 million Senior Notes were effectively converted from fixed interest rate debt to floating interest rate debt and US$43.0 million of the Senior Notes were maintained in U.S. dollar obligations to hedge NWC's investment in International operations. Increases in interest rates would increase the cost of borrowing. Interest rate fluctuations are beyond the Company's control and there can be no assurance that such fluctuations will not have a material effect on business, financial condition and results of operations.

**Currency Fluctuations**

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk, primarily the U.S. dollar, through its net investment in self-sustaining International operations and its U.S. dollar denominated borrowings. The Company manages its exposure to currency risk by hedging U.S. denominated borrowings with cross currency interest rate swaps and hedging of a portion of the net investment in self-sustaining foreign operations with a portion of U.S. dollar denominated borrowings. The Company is also exposed to currency risk relating to the translation of International operations earnings from U.S. dollars to Canadian dollars. Within its International operations, the Company is also exposed to fluctuations in currency values in Netherland Antilles gilder, the Cayman dollar and the Fijian dollar. Currency rate fluctuations are beyond the Company's control and there can be no assurance that such fluctuations will not have a material effect on business, financial condition and results of operations.

**Income Taxes**

The Fund has a complex structure and financing arrangements. Provisions for income taxes and filings are based on assumptions that management and its tax advisors believe are appropriate but can be subject to review and challenge by tax authorities in Canada, the United States and any other jurisdiction in which the Fund and/or its affiliated entities operate. Tax audits can be completed for periods of up to six years after the filing of returns. The tax provisions and assumptions may not be adequate if the tax authorities disagree with the positions taken by the Fund and its affiliated entities and could result in reassessments of prior years which could have a material adverse effect on the financial condition and results of operations of the Fund and/or its affiliated entities. Also see "Risks Relating to the Units – Income Tax Matters" above.

**Risks of Refinancing**

The Senior Notes were issued on June 15, 2002 in an aggregate principal amount of US$65.0 million, with 20% repayable June 15, 2007 and June 15, 2008 and the balance due on June 15, 2009. As at January 31, 2008, US$52.0 million remains outstanding with a US$13.0 million payment due on June 15, 2008 which upon payment will leave a remaining balance of US$39.0 million. In addition, the Canadian operating lines of credit have been extended for three years. The operating lines in the International operations extend from one to two years. In December 2007, the Company received term loans in the amount of US$52.0 million through its affiliate NWC (U.S.) Holdings Inc. There can be no assurance that the Fund will be able to refinance such borrowings on favourable terms or at all. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures and a long-term debt repayment due June 15, 2008 as well as all distributions for the year. To the extent that NWC is not able refinance its borrowings, it may impact the ability of the Fund and its subsidiaries and affiliates, to fund operating requirements, make capital expenditures and pay distributions.

**Management of Inventory**

Success in the retail industry is dependent upon the ability to manage inventories of merchandise in proportion to the demand for such merchandise. A miscalculation of consumer demand for its products could result in having excess inventory for some products and missed sales opportunities for others. Weak sales and resulting markdowns and/or write-offs could impair profitability and have a material adverse effect on the business, financial condition and results of operations.

**Information Systems**

Information systems play an important role in the support of the core business processes, including merchandising, marketing and advertising, logistics, store operations, finance, human resources and store planning. The ability to maintain and upgrade information systems capabilities and to maximize the benefits from corresponding process changes will be important to future business, financial condition and results of operations.

**Dependence on Key Facilities**

There are four major distribution centers, one in Winnipeg, Manitoba, one in Anchorage, Alaska and one in San Leandro, California and a third party managed facility in Calgary, Alberta. A serious disruption at any of these facilities or those of any of the corporate alliance partners due to fire, inclement weather or otherwise could have a material adverse effect on business, financial condition and results of operations.

**Leases**

The Fund's operating subsidiaries own, directly or indirectly, the land and buildings associated with 135 stores. The remaining stores are generally held under long-term leases. The long-term nature of the leases may limit the ability to respond in a timely manner to changes in the demographic or retail environment at any location.

**Crude Oil and Other Energy Prices**

Due to the vast geography of the store network, transportation is an important element of operations. The majority of stores are inaccessible by all-weather roads and the balance is relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge, trucks including via winter roads, rail and air. In addition, heating costs comprise a relatively significant portion of the general overhead costs. An increase in the price of crude oil and other energy prices would increase the cost of supplying and heating the stores. If these increased costs cannot be passed along to customers, such increases may have an adverse effect on business, financial condition and results of operations.

**Severe Weather Conditions**

Due to the vast geography of the store network, world weather conditions can play a significant role in the operations of the stores of the Fund's operating subsidiaries. Severe weather conditions can range from blizzards to hurricanes and cyclones and these can cause loss of life, damage to and destruction of key stores. Such losses may have an adverse effect on business, financial condition and results of operations.

**Political Instability**

Acts of terrorism and political instability, globally or in countries where the Fund has a presence, may cause a prolonged decrease of tourism and travel into markets that are tourist dependant. Riots and political strife may cause vandalism, loss of life and closures of some stores in foreign countries and as such may have an adverse effect on business, financial condition and results of operations.

## MARKET FOR SECURITIES

The Trust Units are listed on The Toronto Stock Exchange under the trading symbol "NWF.UN". The following table shows the trading prices and the trading volume of Trust Units by month for the year.

| 2007 Trading Price and Volume | | | |
|---|---|---|---|
| MONTH | HIGH | LOW | VOLUME |
| Feb-07 | $16.98 | $16.03 | 966,049 |
| Mar-07 | 17.60 | 15.01 | 3,554,099 |
| Apr-07 | 20.93 | 16.85 | 1,849,410 |
| May-07 | 20.80 | 19.34 | 1,240,587 |
| Jun-07 | 20.15 | 18.29 | 1,008,272 |
| Jul-07 | 21.15 | 18.60 | 1,461,274 |
| Aug-07 | 21.39 | 19.25 | 1,045,278 |
| Sep-07 | 21.96 | 19.86 | 878,219 |
| Oct-07 | 21.79 | 19.45 | 924,391 |
| Nov-07 | 22.68 | 19.35 | 1,272,821 |
| Dec-07 | 22.19 | 19.85 | 1,277,001 |
| Jan-08 | 21.24 | 17.69 | 1,852,130 |

## TRUSTEES OF THE FUND

The name, municipality of residence, position and principal occupation of the Trustees of the Fund are as follows:

| Name and Municipality of Residence | Committees | Trustee Since | Position Held | Principal Occupation |
|---|---|---|---|---|
| Ian Sutherland<br>Oro Medonte, Ontario | - | 1997 | Trustee | Chairman of the Board of Trustees |
| David G. Broadhurst<br>Toronto, Ontario | 1,4 | 1997 | Trustee | President, Poynton Investments Limited |
| Frank J. Coleman<br>Corner Brook, Newfoundland and Labrador | 2,3 | 2005 | Trustee | President & Chief Executive Officer, Coleman Group of Companies |
| Wendy F. Evans<br>Toronto, Ontario | 1,3 | 2005 | Trustee | President, Evans and Company Consultants Inc. |
| R.J. (Bob) Kennedy<br>Winnipeg, Manitoba | 2,3 | 2005 | Trustee | Chief Executive Officer, WiBand Communications Corp. |
| Gary J. Lukassen<br>Mississauga, Ontario | 1,2 | 2005 | Trustee | Corporate Director |
| Keith G. Martell<br>Saskatoon, Saskatchewan | 1,3 | 2005 | Trustee | Chairman, First Nations Bank of Canada |
| James G. Oborne<br>Winnipeg, Manitoba | 1,4 | 2005 | Trustee | Chairman, Westgate Capital Management Corp. |
| H. Sanford (Sandy) Riley<br>Winnipeg, Manitoba | 3,4 | 2005 | Trustee | President & Chief Executive Officer, Richardson Financial Group Limited |
| Edward S. Kennedy<br>Winnipeg, Manitoba | - | 2005 | Trustee | President & Chief Executive Officer |

1 Member of Audit Committee
2 Member of the Governance and Nominating Committee
3 Member of the Human Resources and Compensation Supervisory Committee
4 Member of the Pension Supervisory Committee
* The Chairman of the Board of Trustees and President & Chief Executive Officer attend all committee meetings in an ex officio capacity.

**Executive Officers**

The name, municipality of residence, office held and principal occupation of the executive officers of the Company are as follows:

| Name and Municipality of Residence | Executive Officer Since | Position Held | Principal Occupation |
|---|---|---|---|
| Ian Sutherland<br>Oro Medonte, Ontario | 1978 | Executive Officer | Chairman of the Board of Trustees |
| Edward S. Kennedy<br>Winnipeg, Manitoba | 1989 | Executive Officer | President & Chief Executive Officer |
| Léo P. Charrière<br>Winnipeg, Manitoba | 2003 | Executive Officer | Executive Vice-President & Chief Financial Officer |
| John D. King<br>Winnipeg, Manitoba | 2006 | Executive Officer | Vice-President, Finance & Secretary |
| Gerald L. Mauthe<br>Ste. Adolphe, Manitoba | 2005 | Executive Officer | Vice-President, Information Services |
| Scott A. McKay,<br>Winnipeg, Manitoba | 2004 | Executive Officer | Vice-President & General Manager, Giant Tiger, West |
| Karen J. Milani<br>Winnipeg, Manitoba | 2000 | Executive Officer | Vice-President, Human Resources |
| Russell J. Zwanka<br>Winnipeg, Manitoba | 2005 | Executive Officer | Executive Vice-President, Procurement & Marketing |
| Michael W. McMullen<br>La Salle, Manitoba | 2007 | Executive Officer | Executive Vice-President, Northern Canada Retail |
| C. Sabra Stephens<br>Winnipeg, Manitoba | 2008 | Executive Officer | Vice-President, Logistics & Supply Chain Services |
| Rex A. Wilhelm<br>Anchorage, Alaska | 2007 | Executive Officer | President & COO, Alaska Commercial Company & Cost-U-Less, Inc. |

All of the Trustees of the Fund and officers of the Company have held their present positions or other executive positions with the same or associated firms or organizations during the past five years, except as follows:

Léo P. Charrière became Executive Vice-President, Chief Financial Officer and Secretary effective May 29, 2003. Prior to this appointment Léo was President and CEO of TruServ Canada Cooperative Inc., a distributor of general merchandise in Winnipeg. In June 2006, his title was changed to Executive Vice-President & Chief Financial Officer.

Scott A. McKay became Vice-President and General Manager, Giant Tiger, West Store Division on October 19th, 2004. Prior to this appointment Scott was the General Manager of Plug-Ins Electronix a Dubai based electronics retailer in the Middle East. His previous background includes Vice President of Retail Operations with Intrawest Retail Group in Golden, Colorado and General Manager, Western Canada with Toys R Us Canada.

Gerald L. Mauthe joined NWC on March 21, 2005 as Vice-President of Information Services. Prior to this appointment Gerry was the Director / CIO of the Information Technology Group of

TruServ Canada Cooperative Inc., a distributor of general merchandise in Winnipeg. His previous background includes various Senior Consultant and Project Manager positions.

Russell J. Zwanka joined NWC on August 8, 2005 as Executive Vice-President, Food Procurement and Wholesale. Prior to this appointment, Russell was Vice President of Merchandising for Bozzuto's, a $1.5B Wholesaler/ Retailer located in Cheshire, CT. His previous background includes senior roles in Merchandising Planning, C-Stores, Procurement, and Category Management. In June 2006, his title was changed to Executive Vice-President, Procurement & Marketing.

John D. King was appointed to the position of Vice-President, Finance & Secretary on June 19, 2006. Prior to this appointment, John held the positions of Director of Finance and Stores Controller. He joined NWC in 1994.

Michael W. McMullen joined the Company on February 5, 2007 as Executive Vice-President, Northern Canada Retail. Prior to this appointment, Michael was President & CEO of Warehouse One, The Jean Store, a national denim and casual wear chain based in Winnipeg, MB. His previous background includes Vice-President, Retail of Palliser Rooms, as well as a 15 year career with IKEA North America in the U.S. and Canada. Prior to joining IKEA, Michael taught Business Policy and Organization Behavior at Wilfred Laurier University.

C. Sabra Stephens joined the Company on March 17, 2008 as Vice-President Logistics. Sabra has extensive knowledge in all aspects of supply chain and operations management. For the past seven years she ran her own consulting firm specializing in supply chain integration services working in Canada and the United States with companies such as Clorox Canada, Levi Strauss and Standard Products. Previously, she was the Vice President, Global Supply Chain Management for McCain Foods. She also held the position of Director Supply Chain Services with Tibbett & Britten Group, a third party logistics provider where she worked with clients such as Wal-Mart, Shoppers Drug Mart, Oshawa Foods, Alberta Liquor and Gaming Commission and Safeway.

Rex A. Wilhelm has actively worked in the retail industry for 33 years, with the last 24 years with Alaska Commercial Company (AC). He has served in a variety of roles with AC progressing from department manager to Vice President of Operations, and in 2005 was appointed as President and COO. In addition, Rex was named President & COO of Cost-U-Less, Inc. in December 2007 and now heads up the organization's International Division.

The term of office of each of the Trustees expires at the next annual meeting of the Fund.

To the knowledge of the Fund, Trustees and officers of the Fund as a group beneficially own, directly or indirectly, or exercise control or direction over 2,360,136 Trust Units or 4.9% of the outstanding Trust Units of the Fund as of the date of this Annual Information Form.

**Cease Trade Orders, Bankruptcies, Penalties or Sanctions**

Other than as noted in the declarations set forth below, no Trustee or executive officer of the Fund is, or has been within the past 10 years, a director or executive officer or promoter of any other company that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade order or similar order or an order denying statutory exemption; or (iii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person

No Trustee or executive officer of the Fund has, within the 10 years preceding the date hereof, been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

No Trustee or executive officer is, or has become, within the 10 years preceding the date hereof, bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

The following Trustees have made the following declarations.

> Mr. James G. Oborne was a Director and founding member along with five others of Futureview Inc., a company that went public in January 2001 on the Winnipeg Stock Exchange using its Keystone Company Program and subsequently became listed on the TSX Venture Exchange. The shares of Futureview Inc. were suspended from trading in 2003 due to the company's failure to complete a required qualifying transaction as required by TSX Venture Exchange policy. The company was wound up in April 2004 after the external public shareholders had been returned 100 percent of their original investment and all corporate liabilities had been paid.
>
> Mr. James G. Oborne was a Director of Jazz Golf Equipment Inc. from prior to it being a Reporting Issuer until October 6, 2006, at which time he resigned due to a disagreement as to corporate strategy being directed by the major shareholder's Trustee appointees. On October 27, 2006, the Board via press release announced approval of the sale of assets to a subsidiary of Ensis Growth Fund Inc., the largest shareholder and creditor of Jazz, under the Bankruptcy and Insolvency Act, subsequently Court approved on November 22, 2006. The shares ceased trading on January 5, 2007.
>
> Mr. Gary J. Lukassen was a Director of Stelco Inc. from June 2002 until March 31, 2006. On January 29, 2004 Stelco Inc. filed for and was granted Court protection under the *Companies' Creditors Arrangement Act* (Canada) (the "CCAA"). Stelco Inc. emerged from court protection under the CCAA on March 31, 2006.
>
> Mr. R.J. (Bob) Kennedy was a Director and officer of WiBand Communications Corp. In December 2001, WiBand Communications Corp. was sold to OA Group Inc. an issuer listed on the TSX Venture Exchange. Shares were exchanged and the shareholders of WiBand Communications Corp. received shares in OA Group Inc. As a condition of the share exchange, Mr. Kennedy was to be included on the management slate of the board of directors of OA Group Inc. He was elected to as a director of OA Group Inc. on June 20, 2002. Upon seeing the financial condition of OA Group Inc., Mr. Kennedy resigned as a director on July 8, 2002. OA Group Inc. went into receivership on July 15, 2002. Mr. Kennedy bought certain assets from the receiver and continues the business under the WiBand name.
>
> Mr. R. J. (Bob) Kennedy was a Director of Jazz Golf Equipment Inc. In 2006, Jazz Golf Equipment Inc., a company listed on the TSX Venture Exchange filed a proposal under the *Bankruptcy and Insolvency Act* (Canada) to sell its assets to Ensis Growth Fund Inc. Mr. Kennedy resigned on November 22, 2006 from the Board. Jazz Golf Equipment Inc. was subsequently de-listed from the TSX Venture Exchange.

The information set forth above, not being within the direct knowledge of management of the Fund, has been provided to the Fund by the persons referenced in the preceding paragraphs.

## AUDIT COMMITTEE INFORMATION

The Audit Committee Charter as approved by the Board of Trustees on December 5, 2007 is included in Appendix "A". The Audit Committee of the Fund is currently comprised of Gary J. Lukassen, who also is the Chair of the committee, David G. Broadhurst, Wendy F. Evans, Keith G. Martell and James G. Oborne. All members of the Audit Committee are independent and financially literate within the meaning of National Instrument 52-110 - *Audit Committees* and have the education and experience as shown below which is relevant to their roles as Audit Committee members.

### Audit Committee Members

The following is a summary of the education and experience of the members of the Audit Committee that is relevant to the performance of responsibilities as an Audit Committee member.

Gary J. Lukassen, CA retired as Executive Vice-President and Chief Financial Officer, The Hudson's Bay Company in March 2001. He is currently a director and a member of the Audit Committee of AbitibiBowater Inc.

David G. Broadhurst is President of Poynton Investments Limited. He was President and C.O.O. of Reeve Court Insurance Limited (Bermuda) from 1998 to 2001; Investment Banker with First Marathon Securities Limited from 1996 to 1998. Previously he spent his entire career with Price Waterhouse Canada retiring in 1996 as the Senior Tax Partner. He is also a director and the Chair of the Audit Committee of MCAN Mortgage Corporation.

Keith G. Martell, CA is the Chairman of the First Nations Bank of Canada, a position he has held since 1997; Executive Director of Finance of the Federation of Saskatchewan Indian Nations from 1994 to 1997; Chartered Accountant with KPMG from 1985 to 1994. He is a director of Public Sector Pension Investment Board of Canada, Potash Corporation of Saskatchewan Inc. and a trustee of Flying Dust First Nation TLE Trust and Primrose Lake Settlement Trust.

James G. Oborne, B.A. has over 40 years experience as an investment dealer and in pension fund investment and venture capital management, and is the Chairman of Westgate Capital Management. He has served on many audit committees in his career, and is currently a member of two committees, both of which he chairs.

Wendy F. Evans is President of Evans and Company Consultants Inc. which has provided international marketing, financial and management services to a wide range of clients since 1987. Ms Evans is an Adjunct Professor in the Ted Rogers School of Retail Management at Ryerson University. She is a director on the Board of Sun Life Financial Trust, serving on the Audit Committee, director, Canadian Cancer Society, Chair, Granite Club, Corporate Cabinet Member, Conservation Foundation and has served on the Advisory Board of the Ontario Retail Sector Strategy.

### External Audit Service Fees

Fees paid to the external auditors in the past two years with respect to services provided to the Fund and the Company were:

| | 2007 | 2006 |
|---|---|---|
| Audit fees | $298,632 | $337,808 |
| Audit related fees [(1)] | 23,056 | 12,297 |
| Tax fees [(2)] | 249,978 | 257,825 |
| Other fees [(3)] | 16,301 | 11,962 |
| | | |
| **Total** | **$587,967** | **$619,892** |

(1) Audit related fees include store audit procedures, review of procedures for the Fund, and confirmation of compliance with senior debt covenants.

(2) Tax compliance services and tax planning advice.

(3) Canadian Public Accountability Board fees and advice on the reorganization of the Fund.

## AUDITORS

The auditors of the Fund is PricewaterhouseCoopers LLP, Richardson Building, One Lombard Place, Winnipeg, Manitoba R3B 0X6.

## TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Fund is CIBC Mellon Trust Company, 600 Dome Tower, 6th Floor, 333-7th Ave. S. W., Calgary, Alberta T2P 2Z1.

## INTEREST OF EXPERTS

The only persons who are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, under National Instrument 51-102 – *Continuous Disclosure* by the Fund during, or relating to, the Fund's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company, is PricewaterhouseCoopers LLP, the auditors of the Fund, who prepared a report on the audited annual financial statements of the Fund.

To the knowledge of the Fund, at the time that PricewaterhouseCoopers LLP prepared its report on the audited financial statements of the Fund, the partners of PricewaterhouseCoopers LLP had no registered or beneficial interest in the securities of the Fund.

## ADDITIONAL INFORMATION

The Fund will provide to any persons, upon request to the Executive Vice-President and Chief Financial Officer or the Vice-President, Finance and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba R3C 2R1, when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Fund's securities, copies of the following:

(i) the most recent Annual Information Form of the Fund, together with one copy of any document or the pertinent pages of any document, incorporated by reference into such Annual Information Form;

(ii) the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year;

(iii) the Information Circular of the Fund in respect of its most recent annual meeting of unitholders that involved the election of Trustees of the Fund or one copy of any annual filing prepared in lieu of that Information Circular, as appropriate; and

(iv) any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and that are not required to be provided under paragraphs (i), (ii) or (iii) above.

Additional information can be found on SEDAR at *www.sedar.com* or on the Fund's website at *www.northwest.ca.*

At any other time, one copy of the above documents referred to in paragraphs (i), (ii), (iii) and (iv) shall be provided upon request by the Executive Vice-President and Chief Financial Officer or the Vice-President, Finance and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba R3C 2R1, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

Additional information including Trustees', directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Fund's management information circular for its most recent meeting of unitholders that involved the election of Trustees and additional financial information is provided in the comparative financial statements for its most recently completed financial year.

**APPENDIX "A"**

**NORTH WEST COMPANY FUND**

---

## AUDIT COMMITTEE CHARTER

---

**Approved by the Board of Trustees on December 5, 2007**

## Introduction

The Audit Committee will assist the Board of Trustees (the Trustees) in fulfilling their oversight responsibilities. The Audit Committee will review the integrity of the financial reporting process, the system of internal control and the management of financial risks, the audit process, and the Fund's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Trustees, management, and the internal and external auditors. To perform his or her role effectively, each committee member will obtain an understanding of the detailed responsibilities of committee membership as well as the company's business, operations, and risks.

## 1. Reporting

The committee shall report to the Board of Trustees of the North West Company Fund.

## 2. Composition

The Audit Committee will consist of at least three and no more than six members of the Board of Trustees. The Board of Trustees will appoint committee members and the committee Chair. Each committee member will be both independent and financially literate and at least one member shall have accounting or related financial expertise. For this purpose "financial literacy" means the ability to read and understand a balance sheet, an income statement and a cash flow statement at the level of complexity of the Fund and "accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

## 3. Authority

The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

(a) Recommend the appointment, compensation, and oversee the work of the external auditors.

(b) Resolve any disagreements between management and the auditor regarding financial reporting.

(c) Set a policy that establishes appropriate guidelines for approval of non-audit services to be provided by external auditors.

(d) If necessary, retain independent counsel, accountants, or others to advise the committee or assist in the conduct of an investigation.

(e) Seek any information it requires from employees—all of whom are directed to cooperate with the committee's requests—or external parties.

(f) Meet with company officers, external auditors, or outside counsel, as necessary.

## 4. Responsibilities

The committee will carry out the following responsibilities:

(a) Financial Statements

- Review significant accounting and reporting issues, including complex or unusual transactions and highly judgmental areas, tax liabilities and issues, recent professional and regulatory pronouncements, and understand their impact on the financial statements.

- Review with management and the external auditors the results of the audit, including any difficulties encountered.

- Review the annual audited financial statements, and consider whether they are complete and accurate in all material respects; represent fairly the Fund's and its subsidiaries' financial position and performance and are in accordance with GAAP and recommend approval of the financial statements to the Board of Trustees.

- Review other sections of the annual report, related regulatory filings, earnings press releases and Annual Information form before release and consider the accuracy and completeness of the information.

- Review with management and the external auditors all matters required to be communicated to the committee under generally accepted auditing standards.

- Understand how management develops interim financial information, and the nature and extent of internal and external auditor involvement.

- Review interim financial reports with management and the external auditors prior to their release, and consider whether they are complete and consistent with the information known to committee members.

(b) Internal Control

- Consider the effectiveness of the Fund's and its Subsidiaries' internal control systems, including information technology security and control.

- Understand the scope of internal and external auditor's review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

(c) Internal Audit

- Review with management and the Manager, Internal Audit, the mandate, plans, activities, staffing, and organizational structure of the internal audit function.

- Ensure that the internal audit function is structured in a manner that achieves independence.

- Review and concur in the appointment, replacement, or dismissal of the Manager, Internal Audit.

- Review the performance and effectiveness of the internal audit function.

- On a regular basis, meet separately with the Manager, Internal Audit to discuss any matters that the committee or internal audit believes should be discussed privately.

(d) External Audit

- Review the external auditors' proposed audit scope and approach, including coordination of audit effort with internal audit.

- Review the external auditors' qualifications, performance and the firm's internal quality control procedures, and recommend the appointment or discharge of the auditors.

- Review with the external auditors the quality of the Fund's and its subsidiaries' accounting policies.

- Approve the external audit fee.
- Review and confirm the independence of the external auditors by obtaining statements from the auditors on relationships between the auditors and the company, including non-audit services, and discussing the relationships with the auditors.
- Review any unadjusted errors in the financial statements.
- On a regular basis, meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately.
- Review with the external auditors Report to Unitholders and letters to management on deficiencies in internal control and other matters of concern and management's response thereto.
- Set clear hiring policies for employees or former employees of the external auditors.
- Pre-approve any non-audit services to be performed by the external auditor and set a fee budget for such services.

(e) Compliance

- Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of noncompliance.
- Review the findings of any examinations by regulatory agencies, and any auditor observations.
- Review the process for communicating the code of conduct to company personnel, and for monitoring compliance therewith.
- Obtain regular updates from management and company legal counsel regarding compliance matters.
- Reviewing all incidents of fraud, illegal acts and conflict of interest.

(f) Reporting Responsibilities

- Regularly report to the Board of Trustees about committee activities, issues, and related recommendations.
- Provide an open avenue of communication between internal audit, the external auditors, and the Board of Trustees.
- Report annually to the unitholders, describing the committee's composition, responsibilities and how they were discharged, and any other information required by rule, including approval of non-audit services.
- Review any other reports the Fund issues that relate to committee responsibilities.
- Review annually the Fund's policy on public disclosures.

(g) Other Responsibilities

- Perform other activities related to this mandate as requested by the Board of Trustees.

- Institute and oversee special investigations as needed.

- Review and assess the adequacy of the committee mandate annually, requesting Board approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.

- Confirm annually that all responsibilities outlined in this mandate have been carried out.

- Review annual assessment done by Governance & Nominating Committee to determine how effectively the Audit committee is meeting its responsibilities.

- Review annually the Fund's and its subsidiaries' insurance program.

- Review and approve the procedures for the receipt, retention and treatment of complaints received by the Fund regarding accounting, internal controls or auditing matters, including procedures for employees' confidential anonymous submissions. Ensure that all such complaints are presented to the committee.

- Review process followed in CEO/CFO certification of financial statements.

"North West Company Fund – File No. 82-34737-
rule 12g3-2(b) Filing"
EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND 2007


THE
NORTH WEST
COMPANY

# Management's Discussion & Analysis and Consolidated Financial Statements



ENTERPRISING · SINCE 1668

# Financial Highlights

All currency figures in this report are in Canadian dollars, unless otherwise noted

| ($ in thousands, except per unit information) | **365 Days Ended January 31, 2008** | 368 Days Ended January 31, 2007 | 364 Days Ended January 28, 2006 |
|---|---|---|---|
| **RESULTS FOR THE YEAR** | | | |
| Sales | **$ 1,064,490** | $ 944,924 | $ 849,653 |
| Same store sales % increase [1] | **6.7%** | 5.8% | 5.4% |
| Trading profit [2] (earnings before interest, income taxes and amortization) | **$ 106,557** | $ 96,369 | $ 85,502 |
| Earnings before interest and income taxes [2] (EBIT) | **79,607** | 70,197 | 60,489 |
| Net earnings | **62,991** | 53,660 | 42,890 |
| Cash flow from operations [2] | **94,739** | 78,753 | 70,856 |
| **FINANCIAL POSITION** | | | |
| Total assets | **$ 529,670** | $ 441,869 | $ 423,849 |
| Total debt | **159,833** | 107,503 | 111,673 |
| Total equity | **256,301** | 252,030 | 242,573 |
| **FINANCIAL RATIOS** | | | |
| Debt-to-equity | **.62:1** | .43:1 | .46:1 |
| Return on net assets [3] | **21.0%** | 19.7% | 16.6% |
| Return on average equity | **24.9%** | 21.7% | 18.0% |
| **PER UNIT ($) - DILUTED** [4] | | | |
| Trading profit | **$ 2.20** | $ 1.99 | $ 1.77 |
| Net earnings | **1.31** | 1.12 | 0.89 |
| Cash flow from operations | **1.96** | 1.63 | 1.46 |
| Equity-net book value | **5.55** | 5.45 | 5.22 |
| Cash distributions paid during the year | **1.13** | 0.80 | 0.63 |
| Market price - January 31 | **18.42** | 16.41 | 12.50 |
| - high | **22.68** | 18.50 | 12.83 |
| - low | **15.01** | 10.64 | 8.88 |



Sales
($ in millions)
1,250
1,000
750
500
250
0
850
945
1,064
2005
2006
2007




Trading Profit
($ in millions)
125
100
75
50
25
0
86
96
107
2005
2006
2007




Cash Flow from Operations
($ in millions)
100
80
60
40
20
0
71
79
95
2005
2006
2007




Net Earnings
Per Unit - Diluted
$1.50
$1.20
$0.90
$0.60
$0.30
$0.00
0.89
1.12
1.31
2005
2006
2007


1 Same store sales, excluding the foreign exchange impact, on an equivalent year basis

2 See Non-GAAP measures section on page 20

3 Earnings before interest and income taxes as a percent of average net assets employed

4 All per unit information has been restated to reflect the three-for-one unit split that ocurred on September 20, 2006

# Management's Discussion & Analysis and Consolidated Financial Statements

## TABLE OF CONTENTS

### Management's Discussion & Analysis



### Consolidated Financial Statements

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) for The North West Company Fund ("NWF" or "Fund") and its subsidiaries (collectively, "North West Company", the "Company", "North West", or "NWC") is based on the financial information included in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements on pages 24 to 39 which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are in Canadian dollars. The information contained in this MD&A is current to March 19, 2008, unless otherwise stated.

**Forward-Looking Statements** This Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry in general. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of this MD&A. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Additional information on the Fund, including our Annual Information Form, can be found on SEDAR at *www.sedar.com* or on the Company's website at *www.northwest.ca.*

# Management's Discussion & Analysis

## VISION AND CORE BUSINESSES

**Strong Values, Solid Returns** The North West Company (NWC or North West) is a leading retailer of food and everyday products and services to rural communities and urban neighbourhood markets in the following regions: northern Canada, western Canada, rural Alaska, the South Pacific and the Caribbean.

Our core strengths center on our ability to adapt our store product mix to each market we serve; our logistics expertise in moving product to, and operating stores within, remote or difficult to serve locations; our knowledge in serving indigenous and lower-income customers and our ability to apply these strengths to serve customers within complementary niche markets.

Our purpose is to enhance lives by offering shopping choices that are convenient, dependable and lifestyle driven. In striving to fulfill this purpose, we aim to:

- Continually enhance our strengths to maximize and sustain our long-term profitability through existing and related new growth opportunities;
- Actively support the communities in which we operate, contributing to their long-term development;
- Foster a spirit of enterprise and growth for our people, within a work environment characterized by respect, openness, encouragement, learning, innovation and reward for performance;
- Deliver stable, top-quartile total returns to our unitholders; and
- Demonstrate integrity in all facets of our business.

*North West owns a rich enterprising legacy as one of the largest continuing retail enterprises in the world.*

**The Largest "Small Market" Retailer** North West is a leading small market retailer with operations across northern and western Canada, rural Alaska, the South Pacific and the Caribbean. Our stores offer a broad range of retail products and services with an emphasis on food. Our value offer is to be the best local shopping choice for everyday household and local lifestyle needs.

North West owns a rich enterprising legacy as one of the longest continuing retail enterprises in the world, with many of our stores in northern Canada and Alaska having continuously served their communities for almost 340 years. Today these northern stores operate in communities with populations from 500 to 7,000. A typical store is 7,500 square feet in size and offers food, family apparel, housewares, appliances, outdoor products, and services such as quick-service prepared food, special ordering, money transfers and cheque cashing.

We have also applied our expertise and infrastructure to new markets. These include the expansion of wholesaling to independent stores, opening junior discount stores in rural communities and urban neighbourhoods in western Canada and our recent acquisition of Cost-U-Less, Inc. (CUL), a chain of mid-size warehouse format stores serving the South Pacific and the Caribbean.

The North West Company delivers its products and services through the following retail banners and wholesale businesses in two reporting segments:

**Canadian Operations**

- **131 Northern** stores, offering a combination of food and general merchandise to northern Canadian communities;
- **27 Giant Tiger** junior discount stores offering family fashion, household products and food at convenient locations in Manitoba, Saskatchewan, Alberta and British Columbia;
- **6 NorthMart** stores, targeted at larger, regional markets and offering an expanded selection of fashion merchandise and fresh food;
- **10 Quickstop** convenience stores, offering prepared foods, petroleum products and a full convenience assortment;
- **Crescent Multi Foods (CMF)**, a distributor of produce and fresh meats to independent grocery stores in Saskatchewan, Manitoba and northwestern Ontario;
- **3 North West Company Fur Marketing** outlets, offering Aboriginal handicrafts and authentic Canadian heritage products, as well as wild furs; and
- **The Inuit Art Marketing Service**, Canada's largest distributor of Inuit art.

**International Operations**

- **29 AC Value Centers**, formats similar to Northern and NorthMart, offering a combination of food and general merchandise to communities across rural Alaska;
- **3 Quickstop** convenience stores, offering prepared foods, petroleum products and a full convenience assortment;
- **Frontier Expeditors (FE) and Span Alaska (Span)**, both distributors of food and general merchandise to independent grocery stores in rural Alaska; and
- **12 Cost-U-Less (CUL)**, mid-size warehouse format stores in remote island communities in the South Pacific, Hawaii and the Caribbean.

## STRATEGIES

The Company's long-range plans are typically developed in five-year cycles and are reviewed and adjusted through an annual operating plan. The most recent long-range plan was completed in 2004 and sets out key strategies together with operating and financial goals.

The Company's first strategic priority is to ensure that its existing retail store base continues to deliver both stability and growth in earnings. Second, we apply our core strengths to take advantage of major new service, product and market opportunities.

Our store banners have produced consistent profit improvement over the past 10 years. Food market share and margin rates have increased through better sourcing, through more store-branded products that offer a value alternative to national brands and by building on our store-level capability with training, new technology and best practices. We have also pursued new product and service opportunities such as financial services, fuel and pharmacies. New store growth has been achieved through expansion into southeast Alaska, western Canada and through our recent acquisition of Cost-U-Less.

Being able to cater to local markets better than our competition is a key strength and ongoing strategy for North West. Store management selection and development, store-level merchandise ordering and community relations, and profit-sharing incentive plans are all ingredients of the model we have built to support this strategy. We believe that continued enhancement of our localization skills, while still ensuring that we leverage our scale, is an essential component in meeting the unique customer needs within each market we serve.

Our food merchandising strategy for 2008 will focus on more new items, special buys and price leadership to ensure that we are the first shopping choice in this core area of our business. In general merchandise the priority continues to be leadership through our unique local product offering, ranging from big-ticket products like furniture and transportation in our northern store banners to on-trend fashion apparel at our Giant Tiger stores. At store level we have several more years of opportunity to improve capability through investments in technology, improvements in work methods and by upgrading the skills of our store teams.

Our store network provides us with the financial resources, stability and knowledge to pursue expansion into related markets, products and services. Recent examples are the expansion of retail fuel outlets at our Northern and NorthMart banner stores, the roll-out of Giant Tiger stores in western Canada and the acquisition of Cost-U-Less. We attempt to ensure that the risk/return profile of these ventures will be close to that of our existing store base. This requires looking at the long-term potential of a new venture or major new product or service and the probability of achieving threshold returns on a sustainable, consistent basis. We place a heavy weighting on new ideas, clear principles, execution and the ability to track performance.

Our wholesaling expansion plans are currently focused on Frontier Expeditors (FE) and Span Alaska Enterprises, Inc. (Span) in Alaska. With the acquisition of Span in March, 2008 we have doubled our size and now have a leading market position as a one-stop, full-line food and general merchandise distributor serving rural Alaskan independent stores. Span also provides us with an entry into consumer-direct food distribution. In Canada we continue to build, at a slower pace, our ability to serve the western Canadian independent wholesale market.

*We place a heavy weighting on new ideas, clear principles, execution and the ability to track performance.*

## KEY PERFORMANCE DRIVERS AND CAPABILITIES TO DELIVER RESULTS

**The ability to protect and enhance the profitability of our mature store locations.** These stores represent more than 80% of our profitability. Although we expect this percentage to diminish over the next five years as we expand the number of new stores in new markets and grow our wholesale businesses, our existing northern markets will be the core performance drivers over this period.

Our distribution payout guideline ensures that we have adequate capital to sustain our existing store base and to pursue growth opportunities. Our sustaining investments include non-capital expenditures specifically, improvements to our in-store capabilities through more in-depth training programs and the ongoing implementation of "best practice" work processes. Sustaining our existing store performance of consistent growth also depends on continuing to enhance our market share position while maintaining margin rate gains. We measure and track our sales performance by sales per capita, unit volume growth, transaction size, private label penetration and net contribution by merchandise or service category after all activity-related costs.

**The ability to tailor our product/service mix, community support and store associate employment experience to each market we serve while still realizing the scale efficiencies of our size or the size of our alliance partners.** This is our localization strategy. A broad range of products, services and store sizes, combined with flexible technology platforms and "best practice" work processes are all required to give us the ability to achieve this goal.

**The ability to continue the successful roll-out of new stores.** Over the past three fiscal years we opened or acquired 37 new stores. This rate will likely slow over the next three years but new stores will still remain an important part of our revenue growth. Our success depends on being able to continue finding viable locations and to integrate and accelerate the full contribution potential of all new stores. Other success factors include achieving product sourcing and operating and transportation cost advantages comparable to our existing stores, while building strong, entrepreneurial store teams.

**Our ability to achieve best selling practices and reinforce community relations in our remote stores.** Enhancing store capability is an ongoing priority that aligns with our goal of being as localized as possible with each of our retail banners. We have invested in new store technology platforms and we have built a solid base of best practice work methods. We continue to modify store processes to fully leverage our technology, specifically in the areas of communications, merchandise ordering, staff scheduling and training. Amid increasingly tight labour markets, management and staff recruitment and development will accelerate, concentrating on upgrading manager skills and improving recruitment. The latter initiative recognizes the important role played by our store managers compared to other retail store models and the fact that the remoteness of our store locations creates challenges in attracting and keeping talented people. Related to this is our ongoing ability to develop local management and to foster positive community relationships especially within the indigenous markets we serve.

**Our ability to reduce costs across all of our store banners, improve competitiveness and create more time and skill at store level to order and sell merchandise.** A key goal is to shift more staff time and skill towards ordering and selling merchandise tailored to the unique markets we serve while reducing costs in the non-selling facets of store work. Cost savings are continually targeted at labour scheduling, energy usage and product shrinkage. We have developed alliances with other non-competing retailers to provide sales and distribution services for certain products and services where we do not have the scale to achieve a lower cost structure on our own. For example, under our alliance with Dufresne Furniture and Appliances of Winnipeg, Dufresne manages product assortment, marketing and distribution for the furniture and appliance categories in our Northern and NorthMart store banners. This has given us access to expertise and buying power and has allowed us to reduce inventories. Our new store banners and recent acquisitions have further enabled us to achieve cost efficiencies in direct importing, freight consolidation and general administration expenses while enabling us to share our specialized retail knowledge and ideas among our retail, wholesale and support service groups.

## CHANGES DURING YEAR

**Change in fiscal year** In 2006, the Fund adopted a fixed fiscal year end of January 31 compared to the last Saturday in January used in prior years. Accordingly, the year ended January 31, 2008 ("2007") has 365 days of operations compared to 368 days of operations for the year ended January 31, 2007 ("2006"). All references to 2006 same store sales in the Management's Discussion & Analysis have been reported on an equivalent year basis.

**Reorganization** When the North West Company Fund was established in 1997, it invested in the operating company, The North West Company Inc., in the form of loans and preferred shares. Interest on the loans paid to the Fund reduced the taxable earnings of the operating company to a nominal level. As the earnings in the operating company increased, the preferred shares were converted to loans which increased the amount of interest paid to the Fund. In the past few years the earnings in the operating company exceeded the interest paid to the Fund and therefore the increases in earnings were fully taxable. On April 30, 2006, the Company completed the first step of the reorganization whereby the majority of the Canadian business assets were transferred to a limited partnership (LP). As a result of the limited partnership structure, most of the earnings growth over the 2005 levels flowed to the Fund on a more tax-efficient basis than in prior years.

On June 5, 2007, the Company completed the second step of its reorganization. The second step of the reorganization changed the flow of the earnings from the limited partnership to the Fund. The partnership units held by The North West Company Inc. were transferred to the Fund through a series of steps outlined in the April 21, 2006 Information Circular. These changes have resulted in most of the Canadian pre-tax earnings flowing to the Fund.

**Business acquisition** On December 13, 2007, the Fund acquired through its U.S. subsidiary all of the issued and outstanding shares of Cost-U-Less, Inc. (CUL), a leading operator of 12 mid-size warehouse format stores in remote island communities in the South Pacific and the Caribbean. The results of CUL are included in the consolidated financial statements of the Fund from December 13, 2007 forward. CUL and Alaska Commercial Company are the operating entities that comprise our International operations.

# Consolidated Results

**2007 Highlights**

- Sales increased 12.7% to $1.064 billion, led by a strong general merchandise sales increase of 15.7% and a food sales increase of 11.9%.
- Trading profit increased 10.6% to $106.6 million reflecting our strong sales growth.
- Return on net assets improved to 21.0%, our seventh consecutive year of improving asset productivity.
- Return on equity improved to 24.9%, as a result of earnings growth.
- Total returns to investors were 19% after a 39% total return in 2006.
- On December 13, 2007, the Fund acquired Cost-U-Less, Inc. (CUL), the operator of 12 mid-size warehouse format stores in remote island communities in the South Pacific, Hawaii and the Caribbean.

Some of the key performance indicators used by management to assess results are summarized in the following table:

**Key Performance Indicators**

| ($ in thousands, except per unit) | **2007** | 2006 | 2005 |
|---|---|---|---|
| Sales | **$ 1,064,490** | $ 944,924 | $ 849,653 |
| Same store sales % increase[1] | **6.7%** | 5.8% | 5.4% |
| Trading profit[2] | **$ 106,557** | $ 96,369 | $ 85,502 |
| Net earnings | **$ 62,991** | $ 53,660 | $ 42,890 |
| Net earnings per unit—basic[3] | **$ 1.32** | $ 1.13 | $ 0.90 |
| Net earnings per unit—diluted[3] | **$ 1.31** | $ 1.12 | $ 0.89 |
| Cash distributions in the year[3] | **$ 1.13** | $ 0.80 | $ 0.63 |
| Total assets | **$ 529,670** | $ 441,869 | $ 423,849 |
| Return on net assets[4] | **21.0%** | 19.7% | 16.6% |
| Return on average equity | **24.9%** | 21.7% | 18.0% |

1 Same store sales excluding the foreign exchange impact

2 See Non-GAAP measures section on page 20

3 Per unit information has been restated to reflect the September 20, 2006 three-for-one unit split

4 Earnings before interest and income taxes as a percentage of average net assets employed

**Consolidated Sales**

Sales for the year ending January 31, 2008 ("2007") increased 12.7% to $1.064 billion compared to $944.9 million for the year ending January 31, 2007 ("2006"). The 2007 year had 365 days of operations compared to 368 days of operations in 2006 as a result of changing the year end from the last Saturday in January to January 31. On an equivalent year basis, sales increased 13.3% and were up 14.5% excluding the foreign exchange impact. Same store sales increased 5.4% and were up 6.7% excluding the foreign exchange impact.

Food sales increased 11.9% over 2006 as a result of new stores and strong same store sales growth. Same store food sales excluding the foreign exchange impact increased 6.4% over last year with quarterly same store increases of 7.0%, 8.5%, 5.4%, and 4.9%. Canadian food sales increased 9.7% and International food sales were up 28.9% excluding the foreign exchange impact.

General merchandise sales increased 15.7% over 2006 with all banners contributing to the sales gains. Same store general merchandise sales excluding the foreign exchange impact increased by 7.4% with quarterly same store sales increases of 2.7%, 4.2%, 2.6% and a fourth quarter increase of 16.7%. The same store sales growth in the fourth quarter benefited from merchandise programs targeted at higher consumer incomes related to increased resource industry activity, an increase in discretionary spending related to the Indian Residential School Settlement payments in Canada and an increase in the Permanent Fund Dividend in Alaska.

Other revenue which includes gas, fur and service charge revenue increased 6.3% over 2006 largely due to growth in gas sales.

Canadian sales accounted for 80.1% of total sales (81.4% in 2006) while International contributed 19.9% (18.6% in 2006). The Canadian dollar's appreciation versus the U.S. dollar in 2006 affected results as follows:

| | |
|---|---|
| Sales | decrease of $12.4 million or 1.3% |
| Trading profit | decrease of $1.3 million |
| Net earnings | decrease of $617,000 |

Over the past two years, the appreciation of the Canadian dollar negatively impacted sales by $23.0 million, trading profit by $2.1 million and net earnings by $1.0 million.

**Sales & Trading Profit** ($ in millions)



Sales
Trading Profit
1,250
1,000
750
500
250
0
125
100
75
50
25
0
72.8
76.6
85.5
96.4
106.6
783
789
850
945
1,064
2003
2004
2005
2006
2007


**Cost of sales, selling and administrative** Cost of sales, selling and administrative expenses (expenses) increased 12.9% to $957.9 million and increased 19 basis points as a percentage of sales. New and non-comparable store expenses accounted for approximately 72% of the increase. Comparable expenses increased $32.2 million but decreased 61 basis points as a percentage of sales. Costs related to recruitment, training and retention of store employees in Canada, higher freight and continuing energy related cost pressures in our remote U.S. and Canadian stores were the leading factors contributing to the increase in expenses. The increase in expenses was partially offset by higher store staff productivity, lower debt loss expense and higher financial services revenues in the Canadian operations. The 2006 non-comparable expense of US$1.4 million for an employee housing benefit assessment in the International operations also offset part of the increase.

**Amortization** Amortization expense increased $778,000 or 3.0% to $27.0 million from 2006. The increase is due to the acquisition of CUL and higher capital expenditures compared to last year.

**Interest expense** Interest expense increased 9.1% to $7.5 million compared to $6.8 million last year. The increase in interest expense was due to higher average debt levels compared to last year. The average cost of borrowing on interest-bearing debt was 5.9% compared to 6.3% in 2006.

**Income tax expense** The provision for income taxes decreased 5.6% to $9.2 million compared to $9.7 million in 2006, for an effective tax rate of 12.7% in 2007 compared to 15.3% in 2006. The decrease in the effective tax rate is due to the full year impact of the limited partnership (LP) structure implemented April 30, 2006 and the completion of the internal reorganization on June 5, 2007. The reorganization changes the flow of earnings from the limited partnership to the Fund such that the majority of the Canadian operations pre-tax earnings now flow to the Fund. The reduction in income tax expense as a result of the reorganization of the Canadian operations was partially offset by an increase in income tax in our International operations due to higher earnings.

In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, the possibility exists that certain matters may be reviewed and challenged by the tax authorities. The Company regularly reviews the potential for adverse outcomes and the adequacy of its tax provisions. The Company believes that it has adequately provided for these matters. If the final outcome differs materially from the tax provisions, the Company's income tax expense and its earnings could be affected positively or negatively in the period in which the matters are resolved.

A more detailed explanation of the income tax provision and future tax assets is provided in Note 13 to the consolidated financial statements.

**Trading Profit & Net Earnings** ($ in millions)


Trading Profit
Net Earnings
125
100
75
50
25
0
72.8
35.7
76.6
37.3
85.5
42.9
96.4
53.7
106.6
63.0
2003
2004
2005
2006
2007

**Net earnings** Consolidated net earnings increased 17.4% to $63.0 million or $1.31 per unit on a diluted basis compared to $1.12 per unit in 2006. The impact of the stronger Canadian dollar reduced net earnings by $617,000 or $0.01 per unit. Return on net assets employed increased to 21.0% from 19.7% in 2006 while return on equity improved to 24.9% from 21.7% in 2006. Return on net assets improved primarily due to the increase in EBIT.

**Return on Net Assets & Equity** (%)


RONA
ROE
25
20
15
10
5
0
14.1
16.0
14.8
16.2
16.6
18.0
19.7
21.7
21.0
24.9
2003
2004
2005
2006
2007

# Canadian Operations

## 2007 CANADIAN OPERATIONS STRATEGIC INITIATIVES

**Strategy #1**

**General Merchandise Ordering Proficiency**

**Result**

This strategy was partly successful with an increase in sales, gross margin improvement and a reduction in inventory weeks on hand in the Northern stores. The Giant Tiger stores experienced a more difficult environment impacting results in the last half of the year. More specific results are as follows:

- Same store general merchandise sales increased 7.3%.
- Gross margin rate was consistent with last year. Northern store margin rate improved by 32 basis points notwithstanding a change in sales mix to lower margin categories. Giant Tiger margin rates decreased due to higher markdown activity to clear excess inventories.
- General merchandise weeks on hand in the Northern stores decreased to 20 weeks from 24 weeks.

**Strategy #2**

**Addition of five in-store pharmacies**

**Result**

Four in-store pharmacies were added in 2007.

**Strategy #3**

**Recruit 40 MITs (Managers-in-Training)**

**Result**

Hired 38 Managers-in-Training and 26 Department Managers-in-Training.

**Strategy #4**

**Open eight new stores in Canada**

**Result**

Opened nine new stores in Canada; seven new Giant Tiger stores, one Northern store and a convenience store.

**Strategy #5**

**Complete five major store replacements or additions**

**Result**

Completed six store replacements or additions in Canada.

**Strategy #6**

**Launch long-term store renewal program**

**Result**

Completed five store and Quickstop renewals.

**Financial Performance** Results of Canadian operations are summarized below by the key performance indicators used by management.

### Key Performance Indicators

| ($ in thousands) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Sales | **$ 852,773** | $ 769,633 | $ 689,340 |
| Same store sales % increase | **6.9%** | 5.9% | 5.4% |
| Trading profit[1] | **$ 87,410** | $ 81,730 | $ 70,561 |
| EBIT[1] | **$ 64,776** | $ 59,482 | $ 49,458 |
| Return on net assets[2] | **20.8%** | 20.2% | 16.4% |

1 See Non-GAAP measures section on page 20

2 2006 Return on net assets is 19.8% excluding the impact of the four additional days of operations

**Sales** Canadian sales increased 10.8% to $852.8 million compared to $769.6 million in 2006 and were up 11.4% on an equivalent year basis. Same store sales increased 6.9% compared to a 5.9% increase in 2006. Canadian food sales accounted for 67.5% (68.2% in 2006) of total sales. The balance was made up of general merchandise sales at 28.2% (27.2% in 2006) and other sales, which consists primarily of fuel sales and service charge revenue at 4.3% (4.6% in 2006).

Food sales increased by 9.7% over 2006 and were up 10.4% on an equivalent year basis. Food sales were strong in the first half of year with quarterly same store sales increases of 7.7% and 9.4% but moderated in the last two quarters of the year with increases of 5.3% and 4.8% as a result of increased discount food competition facing our stores in urban and less remote locations. On an annual basis, same store food sales increased 6.8% compared to 7.3% in 2006. Food sales were strong in most categories with grocery, beverages, snack foods and tobacco contributing the largest gains. New items and our continued focus on store brands and special buy items were factors in driving category sales growth. Inflation, driven by food cost increases and higher fuel-related transportation costs in northern Canada also contributed to the increase in food sales.

General merchandise sales increased 14.8% over 2006 and were up 15.3% on an equivalent year basis. Same store sales increased 7.3% compared to an increase of 2.5% in 2006. Quarterly same store sales increases were 2.3%, 5.1% and 1.1% in the first three quarters and jumped to 17.0% in the fourth quarter due to the increase in discretionary spending related to the Indian Residential School Settlement payments. Sales gains in electronics, transportation and home furnishings categories largely driven by higher discretionary spending in the fourth quarter offset the deflationary pricing impact of merchandise purchased in U.S. dollars and slower new store sales growth.

Other revenues, which include gas, fur and service charge revenues, were up 3.7% over 2006 primarily due to the growth in gas sales from existing and new gas bars.

**Sales Blend** The table below shows the sales blend for the Canadian operations over the past three years:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Food | **67.5%** | 68.2% | 68.3% |
| General merchandise | **28.2%** | 27.2% | 27.2% |
| Other | **4.3%** | 4.6% | 4.5% |

**Same Store Sales** The Canadian operations have consistently achieved industry-leading same store food sales while same store general merchandise sales have been consistent with overall industry performance. Fiscal 2007 was an exception in which same store general merchandise sales were industry leading. Same store sales for the past three years are shown in the following table:

**Same Store Sales**

| (% change) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Food | **6.8%** | 7.3% | 6.2% |
| General merchandise | **7.3%** | 2.5% | 3.4% |
| Total sales | **6.9%** | 5.9% | 5.4% |

Canadian sales per selling square foot after adjusting for new stores were $631 compared to $612 on an equivalent year basis in 2006.

**Profitability** Gross profit dollars for Canadian operations increased by 7.6% as sales growth more than offset a 92 basis point decrease in gross profit rates. The decrease in the gross profit rate was largely due to higher sales growth in low margin categories such as electronics and transportation, higher markdowns in apparel categories and more aggressive pricing in staple food categories such as bread and dairy. Operating expenses were up 8.0% over 2006 but were down 58 basis points as a percentage of sales compared to last year. New stores accounted for approximately 68% of the increase in operating expenses. Higher staff costs related to recruitment and retention of store employees and energy-related cost pressures in remote markets also contributed to the increase in operating expenses but were partially offset by staff productivity gains in the second half of the year, lower debt loss expenses and higher revenues from financial services.

Trading profit from Canadian operations increased $5.7 million or 7.0% to $87.4 million and was up 7.9% on an equivalent year basis. As a percentage of sales, trading profit was 10.3% compared to 10.6% in 2006.

**Operational Net Assets Employed** Operational net assets employed at January 31, 2008, increased 0.9% to $280.6 million compared to $278.2 million at January 31, 2007 as summarized in the following table:

**Operational Net Assets Employed**

| ($ millions at the end of the fiscal year) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Property and equipment | **$ 165.0** | $ 150.9 | $ 145.6 |
| Inventory | **113.2** | 106.2 | 105.9 |
| Accounts receivable | **55.8** | 60.6 | 60.1 |
| Other assets | **18.9** | 27.8 | 25.9 |
| Liabilities | **(72.3)** | (67.3) | (57.4) |
| Total | **$ 280.6** | $ 278.2 | $ 280.1 |

Property and equipment balances increased reflecting the opening of nine new stores, new gas bars and pharmacies, and the replacement of six stores in existing markets.

Inventory increased from the prior year primarily due to new stores and the opening of a new third-party managed distribution center in Calgary, Alberta. Higher freight costs imbedded in ending inventory also contributed to the increase.

Accounts receivable averaged $1.6 million lower than last year, our second consecutive year of improving accounts receivable productivity. The decrease is due to a higher volume of cash sales, larger cash down payments on big-ticket purchases and ongoing collection efforts.

Other assets decreased largely due to a decrease in cash due to the timing of deposits in transit and an increase in outstanding cheques related to the timing of payments of trade payables. The increase in liabilities over the prior year is due to higher trade accounts payable and an increase in accrued expenses from the prior year.

**Return on Net Assets** The return on net assets employed for Canadian operations was 20.8%, up from 20.2% (19.8% on an equivalent year basis) in 2006. The 8.9% increase in EBIT from the prior year was the primary reason for the improvement in return on net assets. Working capital productivity will receive more attention in 2008 as we focus on improving inventory turnover through targeted reductions in general merchandise inventory. The discontinuance of *Selections* catalogues in favour of smaller, more frequent direct-order catalogues will contribute to improved inventory productivity in 2008.

**Canadian Return on Net Assets**


EBIT ($ in millions)
O RONA (%)
70
60
50
40
30
20
10
0
35
30
25
20
15
10
5
0
39.3
14.0
42.7
14.7
49.5
16.4
58.3
19.8
64.8
20.8
2003
2004
2005
2006[1]
2007

1 EBIT and Return on net assets on an equivalent year basis

# International Operations

(Stated in U.S. dollars)

International operations include Alaska Commercial Company and Cost-U-Less, Inc. (CUL) which was acquired on December 13, 2007.

## 2007 ALASKAN OPERATIONS STRATEGIC INITIATIVES

**Strategy #1**

**Best Practice Training**

**Result**
The process to implement Best Practice training was delayed due to the CUL acquisition. Best Practice training will begin in 2008.

**Strategy #2**

**Implementation of new food purchasing practices**

**Result**
Conversion to a new food distributor was completed in the first quarter of 2007. Stores had to modify their purchasing to improve gross profit. Food gross profit rate improved 66 basis points.

**Strategy #3**

**New business growth**

**Result**
Cost-U-Less, Inc., was acquired on December 13, 2007 and the purchase of Span Alaska Enterprises, Inc. was completed March 3, 2008.

**Strategy #4**

**Open two new stores**

**Result**
A building was acquired in Guam in January, 2008 and will be remodelled and opened by late 2008. No new stores were opened in Alaska.

**Strategy #5**

**Launch long-term store renewal program**

**Result**
Completed one store and Quickstop renewal.

**Financial Performance** International operations results for the year are summarized below by the key performance indicators.

### Key Performance Indicators

| ($ in thousands) | **2007** | 2006 | 2005 |
|---|---|---|---|
| Sales | **$ 199,714** | $ 154,237 | $ 133,018 |
| Same store sales % increase | **5.6%** | 4.8% | 5.7% |
| Trading profit[1] | **$ 18,062** | $ 12,881 | $ 12,397 |
| EBIT[1] | **$ 13,991** | $ 9,428 | $ 9,153 |
| Return on net assets[2] | **21.7%** | 17.1% | 17.7% |

1 See Non-GAAP measures section on page 20

2 2006 Return on net assets is 19.2% excluding the impact of the $1.4 million IRS housing benefit assessment and the impact of the four additional days of operations

**Sales** International sales increased 29.5% to $199.7 million compared to $154.2 million in 2006 and were up 30.1% on an equivalent year basis largely due to the acquisition of Cost-U-Less, Inc. on December 13, 2007. Same store sales increased 5.6% compared to 4.8% increase in 2006. Food sales accounted for 80.9% (81.3% in 2006) of total sales with the balance comprised of general merchandise at 17.6% (17.5% in 2006) and other sales, which consists primarily of fuel sales and service charge revenues, at 1.5% (1.2% in 2006).

Food sales increased 28.9% over 2006 and were up 29.5% on an equivalent year basis. Same store food sales were up 4.8% compared to a 4.9% increase in 2006. On a quarterly same store basis, food sales increased 3.4%, 4.4%, 5.9%, and 5.5%. All categories contributed to the increase in food sales with beverages, chilled foods, grocery and non-food categories providing the largest gains over the prior year.

General merchandise sales increased 30.1% and were up 30.5% on an equivalent year basis. On an annual basis, general merchandise same store sales were up 8.8% compared to 4.3% in 2006. Sales were strong throughout the year with the exception of the second quarter which was negatively impacted by soft sales in electronics and transportation categories. Quarterly same store sales increased 7.0% in the first quarter, decreased 2.4% in the second quarter and increased 14.6% in the third and fourth quarters. General merchandise sales were strong in most categories with home furnishings, transportation, toys and seasonal categories generating the largest increases over last year.

Other revenues, which consist of gas and service charge revenue were up 61.7% over 2006 due to the addition of a gas kiosk.

**Sales Blend** The table below reflects the importance of food sales to the total sales of the International operations:

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| Food | **80.9%** | 81.3% | 80.4% |
| General merchandise | **17.6%** | 17.5% | 18.3% |
| Other | **1.5%** | 1.2% | 1.3% |

Same store sales for the past three years are shown in the following table:

### Same Store Sales

| (% change) | **2007** | 2006 | 2005 |
|---|---|---|---|
| Food | **4.8%** | 4.9% | 6.8% |
| General merchandise | **8.8%** | 4.3% | 1.2% |
| Total sales | **5.6%** | 4.8% | 5.7% |

International sales per selling square foot after adjusting for new stores was $570 compared to $488 on an equivalent year basis in 2006.

**Profitability** Gross profit dollars increased 22.6% from 2006 driven by sales growth as gross profit rates were down 177 basis points from last year. The decrease in the gross profit rate is due to the impact of the lower gross profit structure at CUL. Operating expenses increased 16.3% over last year but were down 271 basis points as a percent of sales. CUL accounted for a substantial portion of the increase in operating expenses. Higher staff and energy-related expenses also contributed to the increase in operating expenses. Partially offsetting the increase in operating expenses is a $600,000 gain on the disposition of shares in Associated Grocers, a cooperative wholesale distributor. Operating expenses in 2006 included a $1.4 million provision for an Internal Revenue Service (IRS) assessment relating to housing benefits provided to certain employees. The decrease in operating expenses as a percentage to sales is due to the non-comparable adjustments related to the gain and last year's IRS housing benefit assessment and the positive impact of CUL's lower operating cost structure. Trading profit increased 40.2% to $18.1 million compared to $12.9 million in 2006. On an equivalent year basis, excluding the CUL acquisition and the non-comparable adjustments, trading profit increased 15.1% and as a rate of sales was 9.7% compared to 8.9% in 2006.

**International EBIT & Trading Profit Margins** (% of sales)



EBIT
Trading Profit
10
8
6
4
2
0
5.5
7.9
6.3
8.8
6.9
9.3
6.9
9.2
7.0
9.0
2003[1]
2004
2005
2006[2]
2007


1 Excludes gains from insurance proceeds
2 Equivalent year basis excluding $1.4 million IRS housing benefit assessment

**Operational Net Assets Employed**

| ($ millions at the end of the fiscal year) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Property and equipment | **$ 62.8** | $ 32.8 | $ 31.8 |
| Inventory | **49.2** | 18.9 | 16.2 |
| Accounts receivable | **6.9** | 7.3 | 6.4 |
| Other assets | **12.8** | 4.3 | 4.1 |
| Liabilities | **(37.0)** | (8.8) | (6.6) |
| Total | **$ 94.7** | $ 54.5 | $ 51.9 |

International operational net assets employed increased 73.8% from the previous year substantially due to the acquisition of CUL (see Note 21 to the consolidated financial statements).

**International Return on Net Assets**



EBIT ($ in millions)
O RONA (%)
15
12
9
6
3
0
30
24
18
12
6
0
13.1
6.7
15.5
7.8
17.7
9.2
19.2
10.6
21.7
14.0
2003[1]
2004
2005
2006[2]
2007


1 Excludes gains from insurance proceeds
2 Equivalent year basis excluding $1.4 million IRS housing benefit assessment

# Consolidated Liquidity and Capital Resources

The following table summarizes the major components of cash flow:

| ($ in thousands fiscal year ended January 31) | 2007 | 2006 | Change |
|---|---|---|---|
| Cash flows from (used in): | | | |
| Operating activities | **$ 93,591** | $ 81,486 | $ 12,105 |
| Investing activities | **$ (98,118)** | $ (35,476) | $ (62,642) |
| Financing activities | **$ 1,116** | $ (45,798) | $ 46,914 |

**Cash from operating activities** Cash flow from operating activities increased $12.1 million to $93.6 million driven by earnings growth of $9.3 million, an increase of 17.4% from last year's earnings.

Changes in non-cash working capital items contributed $742,000 in cash compared to $3.8 million in 2006. The decreased cash contribution from non-cash working capital is due to increases in inventories largely as a result of new stores.

**Cash used in investing activities** Net cash used in investing activities was $98.1 million in 2007 compared to $35.5 million in 2006. Net investing in Canadian operations was $36.8 million ($28.8 million in 2006). Net investing in International operations was $61.3 million ($6.7 million in 2006) including the acquisition of Cost-U-Less, Inc. of $54.3 million.

Capital expenditures in Canadian operations included nine new stores, the replacement of six stores in existing markets, the opening of gas bars and pharmacies, store renovations, equipment replacements, and investments in technology and support facilities. In addition to the Cost-U-Less acquisition, capital expenditures in International operations included the purchase of a store in Guam which is undergoing renovations and is expected to open in late 2008, as well as store renovations and equipment replacements.

The following table summarizes the number of stores and selling square footage under NWC's various retail banners at the end of the fiscal year:

| | Number of Stores | | Selling square footage | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| Northern | **130** | 130 | **757,370** | 763,294 |
| NorthMart | **6** | 5 | **144,501** | 125,084 |
| Quickstop | **13** | 13 | **23,176** | 21,651 |
| Giant Tiger | **26** | 19 | **428,478** | 303,103 |
| AC Value Centers | **29** | 29 | **300,876** | 300,876 |
| Cost-U-Less | **12** | – | **379,416** | - |
| Other formats | **4** | 4 | **24,123** | 22,558 |
| Total at year end | **220** | 200 | **2,057,940** | 1,536,566 |

A Northern store in Cross Lake was converted to the NorthMart banner and a Northern store was opened in Tsiigehtchic, Northwest Territories. A new Quickstop convenience store was acquired in Pangnirtung, Nunavut replacing a smaller Quickstop convenience store that was closed. New Giant Tiger stores were opened in Regina, Lloydminster and Saskatoon, Saskatchewan, Winnipeg, Manitoba, Cranbrook, British Columbia and in

Lethbridge and Edmonton, Alberta. Total selling square feet in Canada increased to 1,368,277 from 1,225,825 in 2006.

International selling square feet increased to 689,663 from 310,741 in 2006 due to the acquisition of Cost-U-Less, Inc.

Net capital expenditures for 2008 are expected to be in the range of $49 million to $53 million reflecting the planned opening of six new stores, major renovation activity in seven stores, new gas bars, pharmacy openings, system upgrades, expansion of our wholesale business and a head office renovation project.

**Cash used in financing activities** Cash provided from financing activities was $1.1 million compared to cash used in financing activities of $45.8 million in 2006. The Fund paid distributions of $54.7 million or $1.13 per unit, an increase of 41.3% compared to $38.7 million or $0.80 per unit last year. The decrease in bank advances and short-term notes is due to the transfer of the majority of the credit lines to long-term debt as a result of the renegotiation of the credit lines from a demand facility to a committed facility. Additional loans authorized by the Board of Trustees during the year under the Company's Unit Purchase Loan Plan, net of repayments, was $849,000 compared to $1.5 million in 2006. The Fund paid a return of capital to unitholders of $72,000 in connection with the internal reorganization of the Fund completed June 5, 2007.

**Sources of liquidity** In January 2008, the Company arranged for new bank loan facilities. The Canadian operation has available three year extendible, committed, revolving loan facilities of $140.0 million. These facilities are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers Acceptance rates plus stamping fees ranging from 50 to 90 basis points or the Canadian prime rate. At January 31, 2008 the Company had drawn $41.9 million on these facilities.

The Company's International operation has available three year extendible, committed, non-revolving loan facilities of US$52.0 million. These facilities are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at London Interbank Offered Rate (LIBOR) plus stamping fees ranging from 50 to 90 basis points or the US prime rate. At January 31, 2008, the Company had drawn US$52.0 million on these facilities. The International operation also has available demand revolving loan facilities of US$21.0 million at interest rates of LIBOR plus 1.75% or US prime minus 0.25%. These loans are secured by a floating charge against accounts receivable and inventories of the International operations. At January 31, 2008, the Company had US$4.3 million in bank advances and short-term notes drawn on these facilities.

The Company has senior notes outstanding of US$52.0 million at a rate of 5.89%. A principal repayment of US$13.0 million is due on June 15, 2008 with the balance due on June 15, 2009.

The Company has entered into interest rate and cross-currency swaps. At January 31, 2008 the Company has a cross-currency interest rate swap of US$7.0 million converted to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three-months rate plus 2.99% and another US$2.0 million converted by a cross-currency interest rate swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three-months rate plus 3.16%. The remaining US$43.0 million has been designated as a hedge against the U.S. dollar investment in self-sustaining International operations. Of this amount, there is US$29.0 million of the senior notes at a fixed interest rate of 5.89% and US$14.0 million converted by an interest rate swap from fixed to floating rates at three-month London Interbank Offered Rate (LIBOR) plus 1.87%. For more information on the senior notes and swaps see Note 8 and Note 19 to the consolidated financial statements.

The coverage ratio of EBIT to interest improved to 10.6 times from 10.3 times in 2006. The coverage ratio improved due to the increase in EBIT.

**Interest Costs and Coverage**

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| Coverage ratio | **10.6** | 10.3 | 9.9 |
| EBIT ($ in millions) | **79.6** | 70.2 | 60.5 |
| Interest ($ in millions) | **7.5** | 6.8 | 6.1 |

The bank loan facilities and senior notes contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At January 31, 2008, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

**Contractual Obligations and Other Commitments**

Contractual obligations of the Company are listed in the chart below:

| ($ in thousands) | Total | 0-1 Year | 2-3 Years | 4-5 Years | 5 Years+ |
|---|---|---|---|---|---|
| Long-term debt (including capital lease obligations) | $ 155,497 | $ 18,633 | $ 134,947 | $ 1,319 | $ 598 |
| Operating leases | 141,966 | 19,087 | 29,861 | 24,262 | 68,756 |
| Other obligations [1] | 7,516 | 7,516 | - | - | - |
| Total | $ 304,979 | $ 45,236 | $ 164,808 | $ 25,581 | $ 69,354 |

1 On March 3, 2008, the Company acquired all of the issued and outstanding shares of Span Alaska Enterprises, Inc., a food and general merchandise distributor serving wholesale customers in rural Alaska, for US$6.3 million in cash consideration plus up to US$1.2 million in contingent cash consideration

**Director and Indemnification Agreements** The Company has agreements with its current and former directors and officers to indemnify them against charges, costs, expenses, amounts paid in settlement and damages incurred from any lawsuit or any judicial, administrative or investigative proceeding in which they are sued as a result of their service. Due to the nature of these agreements the Company cannot make a reasonable estimate of the maximum amount it could be required to pay to counterparties. The Company has also purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements regarding these indemnification agreements.

**Other Indemnification Agreements** The Company provides indemnification agreements to counterparties for events such as intellectual property right infringement, loss or damage to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these agreements are based on the specific contract. The Company cannot make a reasonable estimate of the maximum amount it could be required to pay to counterparties. No amount has been recorded in the financial statements regarding these agreements.

Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, a long-term debt principal repayment due June 15, 2008 as well as anticipated distributions during 2008.

The compound annual growth rate (CAGR) for cash flow from operations over the past 10 years is 10.2% as shown in the following graph:

**Cash Flow from Operations**[1] ($ in millions)


CAGR 10.2%
100
90
80
70
60
50
40
30
20
10
0
36
52
45
48
56
59
59
63
71
79
95
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

1 See Non-GAAP measures section on page 20

## Capital Structure

On a consolidated basis, NWF had $159.8 million in debt and $256.3 million in equity at the end of the year and a debt-to-equity ratio of .62:1 compared to .43:1 last year. The increase in the debt-to-equity ratio is largely due to additional debt incurred for the acquisition of Cost-U-Less.

**Capital Structure**


Debt
Equity ($ in millions)
O Debt:Equity
250
200
150
100
50
0
2.50
2.00
1.50
1.00
0.50
0.00
128
228
.56
121
236
.51
112
243
.46
108
252
.43
160
256
.62
2003
2004
2005
2006
2007

The strength of the Fund's capital structure is reflected in the preceding chart. Over the past five years, NWF's debt-to-equity ratio has ranged from .43:1 to .62:1 while annual cash distributions to unitholders have increased to $1.13 from $0.60 over the same period. Equity has increased 12.2% to $256.3 million over the past five years and interest-bearing debt has increased to $159.8 million from $127.9 million in 2003.

Over the past five years, loans made to officers and selected senior management under the unit purchase loan plan have increased from $3.7 million in 2004 to $12.3 million in 2007. These loans are long-term incentives that align management with investors with respect to the sustained yield and growth components of the Company's total-return performance. The loans are non-interest bearing and repayable from the after-tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 677,197 units of the Company with a quoted value at January 31, 2008 of $12.5 million. Loans receivable at January 31, 2008 of $12.3 million ($11.5 million in 2006) are recorded as a reduction of equity. The maximum value of the loans under the plan is currently limited to $15.0 million.

Consolidated debt at January 31, 2008 increased $52.3 million or 48.7% to $159.8 million. The increase in debt is largely due to additional financing to fund the acquisition of Cost-U-Less. The debt outstanding at the end of the fiscal year is summarized as follows:

**Debt**

| ($ in thousands at the end of the fiscal year) | **2007** | 2006 | 2005 |
|---|---|---|---|
| Senior notes | **$ 57,292** | $ 84,780 | $ 83,412 |
| Revolving loan facilities | **41,919** | - | - |
| Non-revolving loan facilities | **52,114** | - | - |
| Bank advances and short-term notes | **4,336** | 21,581 | 27,041 |
| Notes payable | **1,726** | - | - |
| Capital leases | **2,446** | 1,142 | 1,220 |
| Total | **$ 159,833** | $ 107,503 | $ 111,673 |

The Fund has an unlimited number of units authorized and had issued and outstanding units at January 31, 2008 of 48,378,000 (48,378,000 as at January 31, 2007). Further information on the Fund's capital is provided in Note 10 to the consolidated financial statements.

Book value per unit, on a diluted basis, at the end of the year increased to $5.55 from $5.45 in 2006. Book equity was positively impacted by an increase in retained earnings of $7.3 million ($10.1 million in 2006) after distributions of $55.6 million ($43.5 million in 2006).

**Unitholder Distributions** The Fund paid distributions of $54.7 million or $1.13 per unit, an increase of 41.3% compared to last year. On March 19, 2008, the Trustees declared an increase in the Fund's quarterly distribution of 18.5% to $0.32 per unit to unitholders of record on March 31, 2008, distributable by April 15, 2008.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2008 will continue to represent taxable income.

In determining the quarterly distributions, the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business, whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of the North West Company LP less Fund expenses. In addition to the quarterly distributions, a special year-end distribution may be declared to unitholders if the taxable income of the Fund exceeds the cumulative distributions for the year. A special distribution of $0.12 per unit was paid February 22, 2008 to unitholders of record on December 31, 2007.

## QUARTERLY FINANCIAL INFORMATION

In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 was different from 2006. On an annual basis, 2007 had 365 days of operations compared to 368 days of operations in 2006. The chart below reflects the number of days in each quarter.

| Days in quarter | Q1 | Q2 | Q3 | Q4 | Total |
|---|---|---|---|---|---|
| 2007 | 89 | 92 | 92 | 92 | 365 |
| 2006 | 91 | 91 | 91 | 95 | 368 |

Historically, the Company's first quarter sales are the lowest and fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often more extreme compared to other retailers and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to meet competitive pressures to reduce excess inventories.

The following is a summary of selected quarterly financial information.

| ($ thousands) | Q1 | Q2 | Q3 | Q4 | Total |
|---|---|---|---|---|---|
| **Sales** | | | | | |
| 2007 | $ 234,351 | $ 256,414 | $ 255,715 | $ 318,010 | $ 1,064,490 |
| 2006 | $ 213,691 | $ 232,642 | $ 236,082 | $ 262,509 | $ 944,924 |
| **Trading profit** | | | | | |
| 2007 | $ 21,602 | $ 25,985 | $ 27,454 | $ 31,516 | $ 106,557 |
| 2006 | $ 20,189 | $ 24,430 | $ 25,604 | $ 26,146 | $ 96,369 |
| **Net earnings** | | | | | |
| 2007 | $ 10,807 | $ 14,846 | $ 18,480 | $ 18,858 | $ 62,991 |
| 2006 | $ 9,767 | $ 12,759 | $ 14,835 | $ 16,299 | $ 53,660 |
| **Earnings per unit—basic** | | | | | |
| 2007 | $ 0.23 | $ 0.31 | $ 0.39 | $ 0.39 | $ 1.32 |
| 2006 | $ 0.21 | $ 0.27 | $ 0.31 | $ 0.34 | $ 1.13 |
| **Earnings per unit—diluted** | | | | | |
| 2007 | $ 0.23 | $ 0.30 | $ 0.39 | $ 0.39 | $ 1.31 |
| 2006 | $ 0.20 | $ 0.27 | $ 0.31 | $ 0.34 | $ 1.12 |

**Fourth Quarter Highlights** Fourth quarter consolidated sales increased 21.1% to $318.0 million compared to $262.5 million in 2006 and were up 23.3% excluding the foreign exchange impact of a stronger Canadian dollar. The quarter had 92 days of operations compared to 95 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end. On an equivalent three month basis, sales increased 24.3% and were up 8.5% on a same store basis excluding the foreign exchange impact. Food sales increased 19.4% and were up 4.9% on a same store basis excluding the foreign exchange impact. General merchandise sales increased by 28.3% and were up 16.7% on a same store basis excluding the foreign exchange impact. Sales from new stores, including the acquisition of Cost-U-Less, Inc., an increase in discretionary spending relating to higher natural resource industry activity across most regions, the Indian Residential School Settlement payments in Canada and a higher Permanent Fund Dividend payment in Alaska compared to 2006 were the leading factors contributing to the sales increase in the quarter.

On December 13, 2007, the Fund acquired through its U.S. subsidiary all of the issued and outstanding shares of Cost-U-Less, Inc. (CUL), a leading operator of 12 mid-size warehouse format stores in remote island communities in the South Pacific and the Caribbean. The acquisition of Cost-U-Less, Inc. is a strong strategic fit with the Company's positioning as a leading retailer in remote markets and is expected to leverage both the Company's and CUL's specialized capabilities in merchandising and supply chain management. The results of CUL are included in the consolidated financial statements of the Fund from December 13, 2007 forward.

Cost of sales, selling and administrative expenses increased 21.2% to $286.5 million and increased 5 basis points as a percentage to sales compared to the fourth quarter of 2006. New and non-comparable store expenses accounted for approximately 88% of the increase. Continuing cost pressures related to recruitment and retention of store employees in

Canada and higher freight and energy related costs were partially offset by higher sales, higher staff productivity and lower debt loss expense in Canada.

Trading profit or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 20.5% to $31.5 million compared to $26.1 million in the fourth quarter last year. On an equivalent three month basis trading profit increased 26.7% and was up 10.6% excluding CUL and non-comparable adjustments in the International operations. Comparable store sales growth and financial service revenue gains were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates and higher expenses in the quarter. Interest expense increased 35.7% to $2.5 million as a result of higher average debt levels in the quarter in part due to additional borrowings to fund the CUL acquisition. Income taxes increased $1.6 million to $2.8 million with approximately 50% of the increase due to higher earnings in the International operations. The increase in Canadian taxes is due to a decrease in future tax assets as a result of a reduction in substantially enacted tax rates and other net tax provision adjustments. In 2008, the annualized effective tax rate is estimated to be approximately 8% to 10% depending on the blend of earnings between Canada and International.

Net earnings increased $2.6 million or 15.7% to $18.9 million. Diluted earnings per unit improved to $0.39 compared to $0.34 last year.

Working capital increased $15.8 million compared to last year. The increase in inventories is substantially due to the acquisition of CUL. New stores in Canada and the second quarter opening of a new third-party managed distribution centre in Calgary, Alberta also contributed to the increase. The decrease in bank advances and short-term notes is due to the transfer of the majority of the credit lines to long-term debt as a result of the renegotiation of credit lines from a demand facility to a three year committed facility. Accounts payable and accrued liabilities increased from the prior year due largely to the liabilities assumed as part of the CUL acquisition.

Cash flow from operating activities for the quarter increased to $48.2 million from $31.8 million last year. The increase in cash flow from operating activities is mainly due to the change in non-cash working capital largely resulting from a decrease in inventories in the quarter compared to last year. The decrease in inventories excludes the inventories related to the CUL acquisition which are included in investing activities. Cash flow from operations increased $8.1 million to $31.1 million due primarily to higher net earnings and an increase in future income taxes.

Cash used for investing activities in the quarter increased to $68.3 million from $10.9 million last year due to the acquisition of Cost-U-Less, Inc. on December 13, 2007, new stores opened in Canada and major renovation activity in existing stores.

Cash provided from financing activities in the quarter was $13.1 million compared to $20.6 million last year. The Fund paid distributions of $13.1 million or $0.27 per unit, an increase of 22.7% compared to $10.6 million or $0.22 per unit last year. During the quarter the Company arranged for new bank loan facilities which have resulted in a decrease in bank advances and short-term notes and an increase in long-term debt.

## DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures operated effectively as of January 31, 2008 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

## INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the annual filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the year ended January 31, 2008 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

## OUTLOOK

2008 activities will focus on the integration of recent acquisitions, new store improvements and overall productivity. Capital spending will reflect these priorities. The external environment is expected to be relatively positive compared to the general economy due to infrastructure projects and natural resource industry spending. We expect same store sales to increase at a lower rate in 2008 in part due to exceptional consumer spending activity in the fourth quarter of 2007.

## RISK MANAGEMENT

NWF is exposed to a number of risks in its business primarily relating to the industry, the market environment and the successful execution of our key strategies. Risks affecting NWF include, but are not limited to, the following:

**Retail Industry and Economic Downturns** External factors which affect customer demand, and over which the Company exercises no influence, include general economic growth, interest rates, personal debt levels, unemployment rates and levels of personal disposable income. In an economic downturn, discounting by major retailers may negatively affect sales and gross profit. Although our core customer is a lower income shopper with relatively stable income sources, a recession or significant and prolonged decline in consumer spending could have an adverse effect on the financial condition and results of operations.

**Store Capability Initiative** This ongoing work involves programs to improve training and change the processes in our stores so we can better capitalize on local selling opportunities. The expected benefits are consistently strong operating standards, higher sales per capita in each market, increased efficiency and more rewarding and balanced work at the store level. Best Practices, in-depth new manager training, and advanced in-store systems are all directed at achieving these goals. The payback from this initiative will depend on our recruiting and retention success and our ability to effectively identify the right work and requisite training within a reasonable time period.

**Employee Development and Retention** Retaining and developing high calibre employees is essential to effectively managing our business, executing our strategies and meeting our objectives. Due to the vast geography and remoteness of the Company's markets, there is significant competition and a limited number of experienced personnel, particularly at the store management level. The degree to which the Company is not successful in retaining and developing employees and establishing appropriate succession plans could lead to a lack of knowledge, skills and experience required to effectively run our operations and execute our strategies. In addition to compensation programs that are designed to attract and retain qualified personnel, the Company also continues to implement and refine initiatives such as comprehensive store-based manager-in-training programs and the Company's in-depth leadership development program, "@Northwest". These types of programs are long-term, change management investments that continue to be refined.

**Competition** We have a leading market position in a large percentage of the markets we serve. Sustaining and growing this position depends on our ability to continually identify and pursue new sales opportunities while defending our current positions through a superior value offer to our customers. We actively monitor competitive activity and we are proactive in adjusting and enhancing our value offer elements, ranging from in-stock position to service and pricing.

**Community Relations** Approximately 30% of our sales are derived from communities and regions that restrict commercial land ownership and usage by non-indigenous or non-local owned businesses or which have enacted policies and regulations to support locally-owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, initiatives to recruit local residents into management positions, increase indigenous or Aboriginal participation in our Board of Trustees and direct investment in the North West Company Fund by Aboriginal-owned entities.

**Consumer Income** Our largest customer group derives most of its income directly or indirectly from government transfer payments in the form of social assistance, food stamps, child tax benefits and old age security. These tend to be stable sources of income, independent of economic cycles. A major source of employment income is generated from local government and spending on infrastructure projects. This includes new housing, schools, healthcare facilities, military facilities, roads and sewers. Local employment levels will fluctuate from year to year depending on a community's fiscal health, especially near the end of the government budget year. A similar fluctuating source of income is employment related natural resource development and extraction activities.

**Energy Costs** The Company is exposed to fluctuations in the price of energy, particularly oil. To the extent that escalating fuel costs cannot be offset by energy conservation practices or offsetting productivity gains, they may result in lower margins or higher retail prices. Consumer spending, especially on discretionary items, may also be adversely affected.

**Income Taxes** The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund.

Income taxes are accounted for by using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax or liabilities are expected to be realized or settled. The provision for income taxes is recorded at applicable statutory rates.

In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, the possibility exists that certain matters may be reviewed and challenged by the tax authorities. The Company regularly reviews the potential for adverse outcomes and the adequacy of its tax provisions. The Company believes that it has adequately provided for these matters. If the final outcome differs materially from the tax provisions, the Company's income tax expense and its earnings could be affected positively or negatively in the period in which the matters are resolved.

On June 22, 2007, new legislation was passed (the "SIFT Rules") which imposes a new entity-level tax on distributions from certain specified investment flow-through entities ("SIFTs") such as the Fund commencing January 1, 2011. The application of the SIFT Rules is delayed until January 1, 2011 provided the Fund is not considered to have undergone an "undue expansion" in the interim period. The SIFT Rules will result in a reduction in the cash available for distribution to unitholders by the amount of the tax paid or payable by the Fund and the distributions to unitholders will be characterized as dividends.

On March 14, 2008, draft legislation (the "Provincial SIFT Tax Proposal") received its first reading in the House of Commons, that would have the effect of basing the provincial component on the general provincial corporate income tax rate in each province in which the Fund has a permanent establishment instead of basing the provincial component of the tax on a flat rate of 13%. For purposes of calculating this component of the tax, the general corporate taxable income allocation formula will be used which will result in an effective tax rate of approximately 30% in 2011. Taxable distributions that are not allocated to any province would be subject to a 10% rate constituting the provincial component. There can be no assurance, however, that the Provincial SIFT Tax Proposal will be enacted as proposed.

**Insurance** The Company manages its exposure to certain risks through an integrated insurance program which combines an appropriate level of self-insurance and the purchase of various insurance policies. The Company's insurance program is based on various lines and limits of coverage. Insurance is arranged with financially stable insurance companies as rated by the professional rating agencies. There is no guarantee that any given risk will be mitigated in all circumstances.

**Severe Weather Conditions** Due to the vast geography of the store network, world weather conditions can play a significant role in the operations of the Company's stores. Severe weather conditions can range from blizzards to hurricanes and cyclones. Losses arising from extreme weather conditions, to the extent they are not mitigated through insurance and other programs, may have an adverse effect on the financial condition and results of operations.

**Financial Risks** In the normal course of business, the Company is exposed to financial risks that have the potential to negatively impact its financial performance. These risks and the actions taken to minimize the risks are described below. While the Company employs strategies to minimize these risks, these strategies do not guarantee that events or circumstances will not occur that could negatively impact the Company's financial condition and performance. See Note 19 to the consolidated financial statements for additional information on the Company's financial instruments and associated risks.

**Credit Risk** Credit risk is the risk of financial loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk primarily in relation to individual and commercial accounts receivable. The Company manages credit risk by performing regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable. The Company does not have any individuall customers greater than 10% of total accounts receivable.

**Liquidity Risk** Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due or can do so only at excessive cost. The Company manages liquidity risk by maintaining adequate credit facilities to fund operating requirements and sustaining and growth-related capital expenditures and regularly monitoring actual and forecasted cash flow and debt levels. To the extent the Company cannot meet its obligations or refinance its debt when it comes due, or can do so only at an excessive cost, may have an adverse effect on the financial condition and results of operations. For further information on credit facilities see Note 7 and Note 8 to the consolidated financial statements.

**Currency Risk** Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk, primarily the U.S. dollar, through its net investment in self-sustaining International operations and its U.S. dollar denominated borrowings. The Company manages its exposure to currency risk by hedging U.S. denominated borrowings with cross currency interest rate swaps and hedging of a portion of the net investment in self-sustaining foreign operations with a portion of U.S. dollar denominated borrowings. The Company is also exposed to currency risk relating to the translation of International operations earnings from U.S. dollars to Canadian dollars. The strengthening Canadian dollar reduced the 2007 earnings from International operations by $617,000 when converted to Canadian funds.

**Interest Rate Risk** Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily through its long-term borrowings. The Company manages exposure to interest rate risk by using a combination of interest rate swaps, a mixture of fixed and floating rates and cross-currency interest rate swaps.

## CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management's historical experience, knowledge of current events, expectations of future outcomes and other factors that management considers reasonable under the circumstances. Actual results could differ from these estimates as confirming events occur. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

**Valuation of Accounts Receivable** The Company records an allowance for doubtful accounts related to accounts receivable that may potentially be impaired. The allowance is based on the aging of the accounts receivable, our knowledge of our customers' financial condition, the current business environment and historical experience. A significant change in one or more of these factors could impact the estimated allowances for doubtful accounts recorded in the consolidated balance sheet and the provisions for bad debts recorded in the consolidated statement of earnings and retained earnings.

**Valuation of Inventories** Retail inventories are stated at the lower of cost and net realizable value less normal profit margins. Significant estimation or judgment is required in the determination of: (1) discount factors used to convert inventory to cost after a physical count at retail has been completed; (2) recognizing merchandise for which the customer's perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value; and (3) estimating inventory losses, or shrinkage, occurring between the last physical count and the balance sheet date.

Food inventories counted at retail are converted to cost by applying a discount factor to retail selling prices. This discount factor is calculated in relation to historical gross margins and is reviewed on a regular basis for reasonableness. General merchandise inventories counted at retail are converted to cost by applying average cost factors by merchandise category. These cost factors represent the average cost-to-retail ratio for each merchandise category based on beginning inventory and purchases made throughout the year.

Inventory shrinkage is estimated as a percentage of sales for the period from the date of the last physical inventory count to the balance sheet date. The estimate is based on experience and the most recent physical inventory results. To the extent that actual losses experienced vary from those estimated, both inventories and cost of sales may be impacted.

Changes or differences in these estimates may result in changes to inventories on the consolidated balance sheet and a charge or credit to cost of sales in the consolidated statement of earnings and retained earnings.

**Employee Future Benefits** The cost and accrued benefit plan obligations of the Company's defined benefit pension plans are accrued based on actuarial valuations which are dependent on assumptions determined by management. These assumptions include the discount rate used to calculate benefit plan obligations, the expected long-term rate of return on plan assets, the rate of compensation increase, retirement ages, and mortality rates. These assumptions are reviewed by management and the Company's actuaries.

The discount rate used to calculate benefit plan obligations, the expected long-term rate of return on plan assets and the rate of compensation increase are the three most significant assumptions. The discount rate used to calculate benefit plan obligations is based on market interest rates, as at the Company's measurement date of January 31, 2008 on a portfolio of Corporate AA bonds with terms to maturity that, on average, match the terms of the accrued benefit plan obligations. The discount rates used to measure the benefit plan obligations for fiscal 2007 and 2006 were 6.0% and 5.3% respectively. The expected long-term rate of return on plan assets is based on historical returns, the asset mix and current investment yields. The expected long-term rate of return on plan assets for fiscal 2007 and 2006 is 7.0%. Management assumed the rate of compensation increase for fiscal 2007 and 2006 at 4%.

These assumptions may change in the future and may result in material changes in the accrued benefit obligation on the Company's consolidated balance sheet and the benefit plan expense on the consolidated statement of earnings and retained earnings. The magnitude of any immediate impact, however, is mitigated by the fact that net actuarial gains and losses in excess of 10% of the greater of the accrued benefit plan obligations and the market value of the benefit plan assets are amortized on a straight-line basis over the average remaining service period of the employees expected to receive the benefits under the plan. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. Additional information regarding the Company's employee future benefits is provided in Note 16 of the consolidated financial statements.

**Impairment of Long-lived Assets** The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows. The underlying estimates for cash flows include estimates for future sales, gross margin rates and store expenses, and are based upon the stores' past and expected future performance. Changes which may impact future cash flows include, but are not limited to, competition, general economic conditions and unrecoverable increases in operating costs. To the extent that management's estimates are not realized, future assessments could result in impairment charges that may have a significant impact on the Company's consolidated balance sheet and consolidated statement of earnings and retained earnings.

**Goodwill** Goodwill is not amortized but is assessed for impairment at the reporting unit level at least annually. The potential for goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value of the reporting unit exceeds its fair value, a more detailed goodwill impairment test must be undertaken. A goodwill impairment loss is recorded when the carrying value of goodwill exceeds the implied fair value of the reporting unit and is recognized as an expense in the period the impairment is determined. The process of determining fair value requires management to make estimates and assumptions including, but not limited to, future sales, gross profit rates, earnings, capital investment, discount rates and growth rates. These estimates and assumptions are subject to change in the future due to changes in competitive and economic market conditions or changes in business strategies. To the extent that management's estimates are not realized, future assessments could result in impairment charges that may have a significant impact on the Company's consolidated balance sheet and consolidated statement of earnings and retained earnings.

**Income Taxes** Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment regarding the financial statement carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances. The future income tax assets and liabilities are also impacted by the interpretation of income tax legislation across various jurisdictions, expectations about future operating results and the timing of reversal of temporary differences, and possible audits of tax filings by the regulatory agencies.

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheet, a charge or credit to income tax expense in the consolidated statement of earnings and may result in cash payments or receipts. Additional information on income taxes is provided in Note 13 to the consolidated financial statements.

## ACCOUNTING STANDARDS IMPLEMENTED IN 2007

In 2007, the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

**Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Equity** The CICA issued Section 3855, "Financial Instruments - Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3251, "Equity". These standards provide guidance on the recognition, measurement, and classification of financial assets and liabilities. These new standards require that all derivatives be recognized on the balance sheet at their fair value and specifies how financial instrument gains and losses are to be presented. The standards establish new accounting requirements for hedges whereby any ineffectiveness of designated hedges will be recognized immediately in income. CICA 1530 introduces new standards for the presentation and disclosure of items in comprehensive income which will be recorded as a component of equity. Comprehensive income includes changes in the cumulative currency translation adjustment account relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments. These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

The Company has adopted these new standards as of February 1, 2007 with the changes applied retroactively without restatement of comparative numbers, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 12 to the consolidated financial statements). Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

**Financial Instruments - Disclosures, Financial Instruments - Presentation, and Capital Disclosures** The requirements of Section 3862 Financial Instruments - Disclosures, Section 3863 Financial Instruments - Presentation, and Section 1535 Capital Disclosures have been adopted and reflected in the Company's financial statements as of January 31, 2008. The Company was not required to adopt these new standards until the first quarter commencing February 1, 2008.

The objective of the disclosure requirements of Section 3862 is to provide information about the significance of financial instruments on the Company's financial position and performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks.

The presentation requirements of Section 3863 are substantially similar to the previous presentation requirements adopted by the Company and therefore the adoption of this standard did not impact the Company's financial statements.

The disclosure requirements of Section 1535 relate to information about an entity's capital and how it is managed.

## FUTURE ACCOUNTING STANDARDS

The CICA has issued the following new accounting standards:

**Inventories** Section 3031 issued in June 2007 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs in the period. This standard is effective for fiscal years beginning on or after October 1, 2007. The Company will implement this standard commencing in the first quarter of 2008.

**Goodwill and Intangible Assets** Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this new standard on the consolidated financial statements and will adopt the standard commencing in fiscal 2009.

**International Financial Reporting Standards** The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter of 2011 when the Company will prepare comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS and is developing plans to facilitate a timely conversion.

## NON-GAAP MEASURES

**1 Trading Profit (EBITDA)** is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and may not be comparable to measures used by other companies. A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

**Reconciliation of Net Earnings to Trading Profit**

| ($ in thousands) | **2007** | 2006 |
|---|---|---|
| Net earnings | **$ 62,991** | $ 53,660 |
| Add: Amortization | **26,950** | 26,172 |
| Interest expense | **7,465** | 6,844 |
| Income taxes | **9,151** | 9,693 |
| Trading profit | **$ 106,557** | $ 96,369 |

For trading profit information by business segment, see Note 15 "Segmented Information" in the notes to the consolidated financial statements on page 34

**2 Earnings Before Interest and Income Taxes (EBIT)** is not a recognized measure under Canadian GAAP. Management believes that EBIT is a useful measure as it provides investors with an indication of the performance of the consolidated operation and/or business segments, prior to interest expense and income taxes. Investors should be cautioned, however, that EBIT should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating EBIT may differ and may not be comparable to measures used by other companies. A reconciliation of consolidated net earnings to EBIT is provided below:

**Reconciliation of Net Earnings to EBIT**

| ($ in thousands) | **2007** | 2006 |
|---|---|---|
| Net earnings | **$ 62,991** | $ 53,660 |
| Add: Interest expense | **7,465** | 6,844 |
| Income taxes | **9,151** | 9,693 |
| EBIT | **$ 79,607** | $ 70,197 |

For EBIT information by business segment, see Note 15 "Segmented Information" in the notes to the consolidated financial statements on page 34

**3 Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in additional to net earnings, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to net earnings as a measure of profitability or the statement of cash flows. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies. A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

**Reconciliation of Cash Flow from Operating Activities to Cash Flow from Operations**

| ($ in thousands) | **2007** | 2006 |
|---|---|---|
| Cash flow from operating activities | **$ 93,591** | $ 81,486 |
| Non-cash items: Change in other non-cash items | **1,890** | 1,112 |
| Change in non-cash working capital | **(742)** | (3,845) |
| Cash flow from operations | **$ 94,739** | $ 78,753 |

# Eleven-Year Financial Summary

| Fiscal Year[1] ($ in thousands) | 2007 52 weeks | 2006 52 weeks | 2005 52 weeks | 2004 52 weeks | 2003 53 weeks | 2002 52 weeks |
|---|---|---|---|---|---|---|
| **Consolidated Statements of Earnings** | | | | | | |
| Sales - Canadian Operations | **$ 852,773** | $ 769,633 | $ 689,340 | $ 629,822 | $ 615,661 | $ 565,747 |
| Sales - International Operations[2] | **211,717** | 175,291 | 160,313 | 158,871 | 167,059 | 184,012 |
| Sales - Total | **1,064,490** | 944,924 | 849,653 | 788,693 | 782,720 | 749,759 |
| Trading profit (EBIUTDA)[3] - Canadian Operations | **87,410** | 81,730 | 70,561 | 62,629 | 57,663 | 59,163 |
| Trading profit (EBIUTDA)[3] - International Operations | **19,147** | 14,639 | 14,941 | 13,977 | 15,163 | 13,108 |
| Trading profit (EBIUTDA)[3] - Total Operations | **106,557** | 96,369 | 85,502 | 76,606 | 72,826 | 72,271 |
| Amortization - Canadian Operations | **22,634** | 22,248 | 21,103 | 19,977 | 18,413 | 18,976 |
| Amortization - International Operations[2] | **4,316** | 3,924 | 3,910 | 3,928 | 3,988 | 3,696 |
| Amortization - Total | **26,950** | 26,172 | 25,013 | 23,905 | 22,401 | 22,672 |
| Unusual item | **-** | - | - | - | - | - |
| Interest | **7,465** | 6,844 | 6,120 | 5,761 | 6,299 | 6,681 |
| Income tax provision (recovery) | **9,151** | 9,693 | 11,479 | 9,675 | 8,396 | 8,449 |
| Net earnings (loss) | **62,991** | 53,660 | 42,890 | 37,265 | 35,730 | 34,469 |
| Cash flow from operations | **94,739** | 78,753 | 70,856 | 63,150 | 58,886 | 59,184 |
| Distributions/Dividends paid during the year | **54,667** | 38,702 | 30,317 | 29,105 | 30,639 | 25,157 |
| Cash flow from operations after distributions/dividends | **40,072** | 40,051 | 40,539 | 34,045 | 28,247 | 34,027 |
| Capital expenditures | **44,409** | 30,136 | 24,833 | 22,323 | 33,273 | 20,128 |
| Net change in cash | **(368)** | 212 | 10,450 | (5,189) | 6,176 | 475 |
| **Consolidated Balance Sheets** | | | | | | |
| Current assets | **$ 254,061** | $ 226,164 | $ 218,742 | $ 208,188 | $ 196,830 | $ 209,900 |
| Property and equipment | **227,974** | 189,599 | 182,108 | 186,104 | 192,395 | 188,194 |
| Goodwill and other assets | **45,915** | 19,690 | 17,306 | 12,253 | 12,153 | 10,775 |
| Future income taxes | **1,720** | 6,416 | 5,693 | 7,932 | 8,222 | 9,322 |
| Current liabilities | **134,899** | 122,783 | 95,467 | 88,284 | 83,140 | 91,995 |
| Long-term debt and other liabilities | **138,470** | 67,056 | 85,809 | 89,908 | 97,982 | 106,812 |
| Equity | **256,301** | 252,030 | 242,573 | 236,285 | 228,478 | 219,384 |
| **Consolidated Dollar Per Unit[5]** | | | | | | |
| Net earnings (loss) before unusual item - basic | **$ 1.32** | $ 1.13 | $ 0.90 | $ 0.78 | $ 0.75 | $ 0.72 |
| Net earnings (loss) - diluted | **1.31** | 1.12 | 0.89 | 0.77 | 0.74 | 0.71 |
| Trading profit[4] | **2.24** | 2.03 | 1.79 | 1.60 | 1.52 | 1.50 |
| Cash flow from operations[4] | **1.99** | 1.66 | 1.49 | 1.32 | 1.23 | 1.23 |
| Distributions paid during the year | **1.13** | 0.80 | 0.63 | 0.60 | 0.63 | 0.52 |
| Cash flow from operations after distributions/dividends[4] | **0.86** | 0.86 | 0.86 | 0.72 | 0.60 | 0.71 |
| Equity at end of fiscal year (basic units outstanding) | **5.37** | 5.29 | 5.11 | 4.95 | 4.78 | 4.59 |
| Market price at January 31 | **18.42** | 16.41 | 12.50 | 10.22 | 7.88 | 6.90 |
| **Statistics at Year End** | | | | | | |
| Number of stores - Canadian | **176** | 168 | 164 | 159 | 156 | 154 |
| Number of stores - International | **44** | 32 | 27 | 25 | 25 | 25 |
| Selling square feet (000's) end of year - Canadian Stores | **1,368** | 1,226 | 1,157 | 1,093 | 1,106 | 1,070 |
| Selling square feet (000's) end of year - International[2] | **690** | 311 | 272 | 255 | 254 | 245 |
| Sales per average selling square foot - Canadian | **$ 657** | $ 646 | $ 613 | $ 573 | $ 566 | $ 534 |
| Sales per average selling square foot - International[2] | **$ 423** | $ 601 | $ 608 | $ 624 | $ 669 | $ 752 |
| Number of employees - Canadian Operations | **5,359** | 5,833 | 5,175 | 4,830 | 4,552 | 4,270 |
| Number of employees - International Operations[2] | **1,502** | 806 | 732 | 692 | 736 | 657 |
| Average units outstanding (000's) | **47,649** | 47,561 | 47,694 | 47,754 | 47,820 | 48,021 |
| Units outstanding at end of fiscal year (000's) | **47,701** | 47,625 | 47,463 | 47,700 | 47,799 | 47,844 |
| Units traded during the year (000's) | **17,330** | 13,167 | 6,956 | 7,393 | 7,207 | 7,617 |
| **Financial Ratios** | | | | | | |
| Trading profit (%)[3] | **10.0** | 10.2 | 10.1 | 9.7 | 9.3 | 9.6 |
| EBIUT (%)[5] | **7.5** | 7.4 | 7.1 | 6.7 | 6.4 | 6.6 |
| Total return on net assets before unusual item (%) | **21.0** | 19.7 | 16.6 | 14.8 | 14.1 | 13.4 |
| Return on average equity before unusual item (%) | **24.9** | 21.7 | 18.0 | 16.2 | 16.0 | 15.8 |
| Debt-to-equity | **.62:1** | .43:1 | .46:1 | .51:1 | .56:1 | .62:1 |
| Distributions/Dividends as % of cash flow from operations | **57.7** | 49.1 | 42.8 | 46.1 | 52.1 | 42.5 |
| Inventory turnover (times) | **5.3** | 5.1 | 4.6 | 4.2 | 4.1 | 3.7 |

1 The fiscal year changed from the last Saturday in January to January 31 effective January 31, 2007

2 International operations includes Alaska Commercial Company and Cost-U-Less, Inc. which was acquired December 13, 2007

| 2001 52 weeks | 2000 52 weeks | 1999 52 weeks | 1998 52 weeks | 1997 53 weeks | Fiscal Year[1] ($ in thousands) |
|---|---|---|---|---|---|
| | | | | | **Consolidated Statements of Earnings** |
| $ 532,349 | $ 502,756 | $ 478,508 | $ 494,023 | $ 497,997 | Sales - Canadian Operations |
| 171,694 | 156,276 | 147,961 | 135,095 | 118,713 | Sales - International Operations[2] |
| 704,043 | 659,032 | 626,469 | 629,118 | 616,710 | Sales - Total |
| 60,337 | 54,534 | 51,075 | 55,736 | 53,478 | Trading profit (EBIUTDA)[3] - Canadian Operations |
| 10,198 | 9,352 | 8,881 | 6,304 | 3,620 | Trading profit (EBIUTDA)[3] - International Operations |
| 70,535 | 63,886 | 59,956 | 62,040 | 57,098 | Trading profit (EBIUTDA)[3] - Total Operations |
| 19,301 | 18,568 | 17,287 | 16,739 | 15,525 | Amortization - Canadian Operations |
| 3,393 | 2,987 | 2,860 | 2,470 | 1,986 | Amortization - International Operations[2] |
| 22,694 | 21,555 | 20,147 | 19,209 | 17,511 | Amortization - Total |
| - | - | - | 20,000 | - | Unusual item |
| 10,501 | 13,236 | 11,701 | 13,714 | 12,298 | Interest |
| 8,325 | 961 | 151 | (7,028) | 6,252 | Income tax provision (recovery) |
| 29,015 | 28,134 | 27,957 | 16,145 | 21,037 | Net earnings (loss) |
| 55,773 | 47,782 | 44,854 | 52,110 | 35,992 | Cash flow from operations |
| 21,375 | 21,446 | 21,600 | 18,750 | 8,925 | Distributions/Dividends paid during the year |
| 34,398 | 26,336 | 23,254 | 33,360 | 27,067 | Cash flow from operations after distributions/dividends |
| 20,427 | 19,133 | 22,777 | 18,328 | 28,818 | Capital expenditures |
| 1,388 | (1,567) | (1,481) | 1,260 | 6,967 | Net change in cash |
| | | | | | **Consolidated Balance Sheets** |
| $ 219,956 | $ 192,250 | $ 176,164 | $ 174,137 | $ 213,659 | Current assets |
| 194,025 | 194,448 | 195,429 | 197,310 | 198,074 | Property and equipment |
| 9,836 | 10,055 | 12,351 | 13,045 | 13,403 | Goodwill and other assets |
| 9,358 | 19,212 | 3,593 | 2,919 | (9,102) | Future income taxes |
| 204,017 | 100,886 | 92,486 | 90,723 | 121,398 | Current liabilities |
| 9,634 | 124,106 | 125,146 | 132,571 | 134,476 | Long-term debt and other liabilities |
| 219,524 | 190,973 | 169,905 | 164,117 | 160,160 | Equity |
| | | | | | **Consolidated Dollar Per Unit[6]** |
| $ 0.65 | $ 0.63 | $ 0.62 | $ 0.61 | $ 0.47 | Net earnings (loss) before unusual item - basic |
| 0.65 | 0.63 | 0.62 | 0.36 | 0.47 | Net earnings (loss) - diluted |
| 1.58 | 1.43 | 1.33 | 1.38 | 1.27 | Trading profit[4] |
| 1.25 | 1.07 | 1.00 | 1.16 | 0.80 | Cash flow from operations[4] |
| 0.49 | 0.48 | 0.48 | 0.41 | 0.20 | Distributions paid during the year |
| 0.76 | 0.59 | 0.52 | 0.83 | 0.60 | Cash flow from operations after distributions/dividends[4] |
| 4.54 | 4.33 | 3.78 | 3.65 | 3.56 | Equity at end of fiscal year (basic units outstanding) |
| 5.73 | 4.33 | 4.00 | 5.20 | 4.67 | Market price at January 31 |
| | | | | | **Statistics at Year End** |
| 153 | 153 | 153 | 151 | 163 | Number of stores - Canadian |
| 24 | 24 | 25 | 23 | 28 | Number of stores - International |
| 1,050 | 1,019 | 998 | 990 | 1,063 | Selling square feet (000's) end of year - Canadian Stores |
| 244 | 238 | 235 | 229 | 227 | Selling square feet (000's) end of year - International[2] |
| $ 515 | $ 499 | $ 481 | $ 481 | $ 477 | Sales per average selling square foot - Canadian |
| $ 712 | $ 661 | $ 638 | $ 592 | $ 520 | Sales per average selling square foot - International[2] |
| 4,015 | 3,822 | 3,787 | 3,823 | 4,004 | Number of employees - Canadian Operations |
| 690 | 655 | 655 | 635 | 685 | Number of employees - International Operations[2] |
| 44,688 | 44,625 | 45,000 | 45,000 | 45,000 | Average units outstanding (000's) |
| 48,378 | 44,073 | 45,000 | 45,000 | 45,000 | Units outstanding at end of fiscal year (000's) |
| 4,776 | 4,843 | 2,795 | 4,606 | 6,195 | Units traded during the year (000's) |
| | | | | | **Financial Ratios** |
| 10.0 | 9.7 | 9.6 | 9.9 | 9.3 | Trading profit (%)[3] |
| 6.8 | 6.4 | 6.4 | 6.8 | 6.4 | EBIUT (%)[5] |
| 12.7 | 11.5 | 11.6 | 12.1 | 11.4 | Total return on net assets before unusual item (%) |
| 14.9 | 15.2 | 16.8 | 17.6 | 13.9 | Return on average equity before unusual item (%) |
| .69:1 | .92:1 | 1.01:1 | 1.06:1 | 1.26:1 | Debt-to-equity |
| 38.3 | 44.9 | 48.2 | 36.0 | 24.8 | Distributions/Dividends as % of cash flow from operations |
| 3.3 | 3.3 | 3.4 | 3.1 | 3.0 | Inventory turnover (times) |

3 Earnings before interest, unusual item, taxes, depreciation and amortization
4 Based on average basic units outstanding
5 Earnings before interest, unusual item and taxes
6 On September 20, 2006 the units were split on a three-for-one basis. All per unit information has been restated to reflect the three-for-one split except trading volume

## Management's Responsibility for Financial Statements

The management of North West Company Fund are responsible for the preparation, presentation and integrity of the accompanying financial statements and all other information in this annual report. The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. An internal audit function is maintained that is designed to provide reasonable assurance that assets are safeguarded, transactions are authorized and recorded and that the financial records are reliable.

Ultimate responsibility for financial reporting to unitholders rests with the Trustees of the Fund. The Audit Committee of the Board of Trustees, consisting of outside Trustees, meets periodically with management and with the internal and external auditors to review the audit results, internal controls and accounting policies. Internal and external auditors have unlimited access to the Audit Committee. The Audit Committee meets separately with management and the external auditors to review the financial statements and other contents of the annual report and recommend approval by the Board of Trustees. The Audit Committee also recommends the independent auditor for appointment by the unitholders.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report as follows.

Edward S. Kennedy
PRESIDENT & CEO
NORTH WEST COMPANY FUND

Léo P. Charrière
EXECUTIVE VICE-PRESIDENT & CFO
NORTH WEST COMPANY FUND

MARCH 19, 2008

## Auditor's Report

PRICEWATERHOUSECOOPERS

To the Unitholders of North West Company Fund:

We have audited the consolidated balance sheets of North West Company Fund as at January 31, 2008 and as at January 31, 2007 and the consolidated statements of earnings and retained earnings, comprehensive income and cash flows for the fiscal years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at January 31, 2008 and January 31, 2007 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

MARCH 19, 2008

# Consolidated Balance Sheets

| ($ in thousands) | January 31, 2008 | January 31, 2007 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash | **$ 21,732** | $ 22,100 |
| Accounts receivable | **62,759** | 69,208 |
| Inventories | **162,481** | 128,455 |
| Prepaid expenses | **3,604** | 3,693 |
| Future income taxes (Note 13) | **3,485** | 2,708 |
| | **254,061** | 226,164 |
| Property and equipment (Note 4) | **227,974** | 189,599 |
| Other assets (Note 5) | **19,033** | 19,690 |
| Goodwill (Note 21) | **26,882** | – |
| Future income taxes (Note 13) | **1,720** | 6,416 |
| | **$ 529,670** | $ 441,869 |
| **LIABILITIES** | | |
| Current liabilities | | |
| Bank advances and short-term notes (Note 7) | **$ 4,336** | $ 21,581 |
| Accounts payable and accrued liabilities | **109,877** | 77,624 |
| Income taxes payable | **2,053** | 3,287 |
| Current portion of long-term debt (Note 8) | **18,633** | 20,291 |
| | **134,899** | 122,783 |
| Long-term debt (Note 8) | **136,864** | 65,631 |
| Asset retirement obligations (Note 9) | **1,606** | 1,425 |
| | **273,369** | 189,839 |
| **EQUITY** | | |
| Capital (Note 10) | **165,133** | 165,205 |
| Unit purchase loan plan (Note 11) | **(12,342)** | (11,493) |
| Contributed surplus (Note 18) | **970** | 383 |
| Retained earnings | **100,526** | 93,253 |
| Accumulated other comprehensive income (Note 12) | **2,014** | 4,682 |
| | **256,301** | 252,030 |
| | **$ 529,670** | $ 441,869 |

See accompanying notes to consolidated financial statements

Approved by the Trustees

Ian Sutherland
TRUSTEE

Edward S. Kennedy
TRUSTEE

# Consolidated Statements of Earnings & Retained Earnings

| ($ in thousands) | 365 Days Ended January 31, 2008 | 368 Days Ended January 31, 2007 (Note 3) |
|---|---|---|
| **SALES** | **$ 1,064,490** | $ 944,924 |
| Cost of sales, selling and administrative expenses | **(957,933)** | (848,555) |
| Net earnings before amortization, interest and income taxes | **106,557** | 96,369 |
| Amortization | **(26,950)** | (26,172) |
| | **79,607** | 70,197 |
| Interest, including interest on long-term debt of $4,648 (2006 - $5,792) | **(7,465)** | (6,844) |
| | **72,142** | 63,353 |
| Provision for income taxes (Note 13) | **(9,151)** | (9,693) |
| **NET EARNINGS FOR THE YEAR** | **$ 62,991** | $ 53,660 |
| Retained earnings, beginning of year as previously reported | **93,253** | 83,133 |
| Accounting policy changes (Note 2) | **(83)** | - |
| Retained earnings, as restated | **93,170** | 83,133 |
| Distributions (Note 22) | **(55,635)** | (43,540) |
| **RETAINED EARNINGS, END OF YEAR** | **$ 100,526** | $ 93,253 |
| **NET EARNINGS PER UNIT** (Note 14) | | |
| Basic | **$ 1.32** | $ 1.13 |
| Diluted | **$ 1.31** | $ 1.12 |

See accompanying notes to consolidated financial statements

# Consolidated Statements of Comprehensive Income

| ($ in thousands) | 365 Days Ended January 31, 2008 | 368 Days Ended January 31, 2007 (Note 3) |
|---|---|---|
| **NET EARNINGS FOR THE YEAR** | **$ 62,991** | $ 53,660 |
| Unrealized gains (losses) on translation of financial statements from a self-sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency | **(2,668)** | 482 |
| Other comprehensive income (loss) (Note 12) | **(2,668)** | 482 |
| **COMPREHENSIVE INCOME** | **$ 60,323** | $ 54,142 |

See accompanying notes to consolidated financial statements

# Consolidated Statements of Cash Flows

| ($ in thousands) | 365 Days Ended January 31, 2008 | 368 Days Ended January 31, 2007 (Note 3) |
|---|---|---|
| **CASH PROVIDED BY (USED IN)** | | |
| **Operating Activities** | | |
| Net earnings for the year | **$ 62,991** | $ 53,660 |
| Non-cash items | | |
| Amortization | **26,950** | 26,172 |
| Future income taxes | **3,656** | (1,580) |
| Unit purchase loan plan compensation (Note 18) | **587** | 383 |
| Amortization of deferred financing costs | **186** | 186 |
| Loss (Gain) on disposal of property and equipment | **369** | (68) |
| | **94,739** | 78,753 |
| Change in non-cash working capital | **742** | 3,845 |
| Change in other non-cash items | **(1,890)** | (1,112) |
| Operating activities | **93,591** | 81,486 |
| **Investing Activities** | | |
| Business acquisitions (Note 21) | **(54,258)** | (5,577) |
| Purchase of property and equipment | **(44,409)** | (30,136) |
| Proceeds from disposal of property and equipment | **549** | 237 |
| Investing activities | **(98,118)** | (35,476) |
| **Financing Activities** | | |
| Change in bank advances and short-term notes | **(20,117)** | (5,460) |
| Net purchase of units for unit purchase loan plan | **(849)** | (1,528) |
| Increase in long-term debt | **97,099** | – |
| Repayment of long-term debt | **(20,278)** | (108) |
| Return of Capital (Note 10) | **(72)** | - |
| Distributions (Note 22) | **(54,667)** | (38,702) |
| Financing activities | **1,116** | (45,798) |
| **NET CHANGE IN CASH** | **$ (3,411)** | $ 212 |
| Cash acquired in business acquisition (Note 21) | **3,043** | – |
| Cash, beginning of year | **22,100** | 21,888 |
| **CASH, END OF YEAR** | **$ 21,732** | $ 22,100 |
| Supplemental disclosure of cash paid for: | | |
| Interest expense | **$ 7,503** | $ 6,839 |
| Income taxes | **$ 6,886** | $ 11,730 |

See accompanying notes to consolidated financial statements

# Notes to Consolidated Financial Statements

**January 31, 2008**

## 1. ORGANIZATION

The North West Company Fund (NWF or the Fund) is an unincorporated open-ended mutual fund trust, governed by the laws of the Province of Manitoba and the laws of Canada and created pursuant to a Declaration of Trust. The beneficiaries of the Fund (the "unitholders") are holders of trust units issued by the Fund (the "Trust Units"). The Fund is a limited purpose trust whose purpose is to invest in securities of its wholly owned subsidiaries The North West Company Inc. (NWC), The NWC Trust, North West Company Holdings Inc., NWC GP Inc., The North West Company LP, administer the assets and liabilities of NWF and make distributions to the unitholders all in accordance with the Declaration of Trust.

## 2. ACCOUNTING POLICY CHANGES

**Financial Instruments - Recognition and Measurement, Financial Instruments - Disclosure and Presentation, Hedges, Comprehensive Income and Equity**

Effective February 1, 2007, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) section 3855 Financial Instruments - Recognition and Measurement; section 3861 Financial Instruments - Disclosure and Presentation; section 3865 Hedges; section 1530 Comprehensive Income; and section 3251 Equity. These changes in accounting policy have been applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 12) in accordance with the transitional provisions of the standards. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000 net of tax.

Section 3855 requires that all financial assets and liabilities, including derivatives must initially be recognized on the balance sheet at fair value. Subsequent to initial recognition, the measurement of financial assets and liabilities is dependent upon their designation. All financial assets must be designated as either held for trading, available for sale, loans and receivables or held to maturity. All financial liabilities must be designated as either held for trading or other liabilities. Financial assets and liabilities designated as held for trading are measured on the balance sheet at fair value with periodic changes in fair value recognized in earnings. Financial assets designated as available for sale are measured on the balance sheet at fair value with periodic changes in fair value recognized in other comprehensive income until realized, at which time the accumulated gains or losses are reclassified into net earnings. Financial assets designated as loans and receivable or held to maturity and financial liabilities designated as other liabilities are measured on the balance sheet at amortized cost and income from those assets are recognized in net earnings using the effective interest method. The carrying amount of assets or liabilities that are part of an effective fair value hedging relationship is periodically adjusted by an amount equal to the change in fair value caused by the risk that is hedged.

Section 3855 requires that if certain conditions are met all derivatives embedded in financial and non-financial contracts be separated from the host contract and accounted for separately. In accordance with the transitional requirements of the standard, the Company has performed a search for derivatives embedded in contracts existing as of January 31, 2007 that were entered into after February 1, 2004. This requirement had no impact on the Company's financial statements.

All derivatives, including embedded derivatives, must be measured on the balance sheet at fair value. Periodic changes in the fair value of those derivatives are reflected in net earnings unless the derivative is in an effective cash flow hedging relationship. For derivatives in an effective cash flow hedging relationship, the effective portion of the change in fair value is recognized in other comprehensive income.

**Financial Instruments - Disclosures, Financial Instruments - Presentation, and Capital Disclosures**

The requirements of Section 3862 Financial Instruments - Disclosures, Section 3863 Financial Instruments - Presentation, and Section 1535 Capital Disclosures have been adopted and reflected in the Company's financial statements as of January 31, 2008. The Company was not required to adopt these new standards until the first quarter commencing February 1, 2008.

The objective of the disclosure requirements of Section 3862 is to provide information about the significance of financial instruments on the Company's financial position and performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks.

The presentation requirements of Section 3863 are substantially similar to the previous presentation requirements adopted by the Company and therefore the adoption of this standard did not impact the Company's financial statements.

The disclosure requirements of Section 1535 relate to information about an entity's capital and how it is managed.

## 3. SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** The consolidated financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise noted.

These consolidated financial statements include the accounts of NWF, The NWC Trust, North West Company Holdings Inc., NWC GP Inc., NWC, the operating entities (the "Company") The North West Company LP, Alaska Commercial Company (AC) and Cost-U-Less, Inc (CUL). AC and CUL are reported as International operations. The remaining entities are reported as Canadian operations. The financial results of certain subsidiaries which have different year ends have been included in the consolidated financial statements for the 12 months ended January 31, 2008 and January 31, 2007. CUL was acquired on December 13, 2007 and the results of operations are included in the consolidated financial statements from the acquisition date. All significant inter-company amounts and transactions have been eliminated on consolidation.

**Fiscal Year** In 2006, the Fund adopted a fixed fiscal year end of January 31 compared to the last Saturday in January used in prior years. Accordingly, the year ended January 31, 2008 has 365 days of operations compared to the year ended January 31, 2007 which has 368 days of operations.

**Revenue Recognition** Revenue on the sale of goods and services is recorded at the time the sale is made to the customer. Service charges on credit card receivables are accrued each month on balances outstanding at each account's billing date.

**Accounts Receivable** Accounts receivable are recorded at cost, net of allowance for doubtful accounts and include customer installment accounts of which a portion may not become due within one year. The Company records an allowance to reduce the carrying value of accounts receivable identified as potentially uncollectible to their estimated realizable amount. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

**Inventories** Inventories are valued at the lower of cost and net realizable value less normal profit margins. The cost of warehouse inventories is determined by the average cost method. The cost of retail inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method of accounting for food inventories. Net realizable value is defined as the anticipated selling price.

**Vendor Rebates** Consideration received from vendors related to the purchase of merchandise is recorded as a reduction in the price of the vendor's products and reflected as a reduction of cost of goods sold and related inventory.

**Property and Equipment** Property and equipment are initially recorded at cost. Amortization is provided using the straight-line method over their estimated useful lives, as follows:

| | |
|---|---|
| Buildings | 2%-8% |
| Leasehold improvements | 5%-20% |
| Fixtures and equipment | 8%-20% |
| Computer equipment and software | 12%-33% |

**Impairment of Long-Lived Assets** Impairment of long lived assets is recognized when an event or change in circumstances causes the asset's carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value and is recognized as an expense in the period of impairment.

**Other Assets** Other assets consist primarily of accrued employee future benefit asset and an investment in a transportation company. The transportation company is accounted for on the equity basis. Prepayments under lease agreements are being amortized over their respective lease terms and are recorded in cost of sales, selling and administrative expenses on the consolidated statements of earnings.

**Intangible Assets** Non-compete agreements are recorded at their cost and are amortized on a straight-line basis over the term of the agreements which is five to ten years. The carrying value of these assets is reviewed periodically for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and will be written down to their fair value by a charge to amortization expense if a decline in carrying value is determined.

**Goodwill** Goodwill represents the excess of the acquisition cost of investments in subsidiaries over the fair value of the identifiable net assets acquired at the date of acquisition. Goodwill is not amortized but is subject to an annual fair value impairment test. Impairment is tested by determining whether a reporting unit's fair value exceeds its net carrying amount as of the assessment date. An impairment loss is recorded when the carrying value exceeds the fair value and is recognized as an expense in the period of impairment.

**Unit Purchase Loan Plan** Loans issued to officers and senior management to purchase units of the Fund under the unit purchase loan plan are treated as a reduction of equity.

**Security Based Compensation** The Company has security-based compensation plans as described in Note 18. Security-based awards are measured and recognized using a fair value based method.

**Foreign Currency Translation** The accounts of self-sustaining foreign operations have been translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the year-end exchange rate and revenues and expenses at the average rate for the period. Foreign exchange gains or losses arising from the translation of the net investment in the self-sustaining foreign operations and the portion of the U.S. denominated debt designated as a hedge against this investment are deferred and included in a separate component of equity as accumulated other comprehensive income. Accumulated other comprehensive income is recognized in net earnings when there has been a reduction in the net investment in the self-sustaining foreign operation.

**Income Taxes** The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The provision for income taxes is recorded in the Company at applicable statutory rates.

The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund. On June 22, 2007, legislation was passed (the "SIFT Rules") which imposes a new entity-level tax on distributions from certain specified investment flow-through entities ("SIFTs") such as the Fund commencing January 1, 2011 at a proposed rate of 29.5% in 2011 and 28.0% in 2012. The application of the SIFT Rules is delayed until January 1, 2011 provided the Fund is not considered to have undergone an "undue expansion" in the interim period.

**Employee Future Benefits** The Company maintains a defined benefit or defined contribution pension plan for the majority of its Canadian employees. The actuarial determination of the accrued benefit obligations for pension benefits uses the projected benefit method prorated on services which incorporates management's best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purpose of calculating the expected returns on plan assets, those assets are valued at market related value based on a five year moving average. Past service costs and the net transitional asset are amortized on a straight-line basis over the average remaining service period of the employees expected to receive the benefits under the plan. The excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the market related value of the plan assets is amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plan is 15 years (January 31, 2007 - 15 years). Contributions to the defined contribution pension plan are expensed as incurred. The Company also sponsors an employee savings plan for U.S. employees whereby the Company is obligated to make a 50% matching contribution up to 6% of eligible compensation.

**Asset Retirement Obligations** A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is accreted to reflect the passage of time and changes in the estimated future costs underlying the obligation. Accretion expense is included in cost of sales, selling and administrative expenses.

**Financial Instruments** Accounts receivables and financial assets included in other assets are designated as loans and receivables and are carried on the balance sheet at amortized cost. Interest revenue, consisting primarily of service charge income on customer accounts receivable, is included in sales in the consolidated financial statements. Bank advances and short-term notes and accounts payable and accrued liabilities are designated as other liabilities and are carried on the balance sheet at amortized cost. Interest incurred, if any, in relation to these liabilities is recorded using the effective interest method and included in interest expense.

Cross currency interest rate and interest rate swap derivative instruments are used to hedge exposure to interest rate and foreign exchange rate risk. These derivatives are recognized on the balance sheet at their fair value. The hedging relationships are designated as fair value hedges and are tested for effectiveness on a quarterly basis. To the extent that the hedging relationship is effective, a gain or loss arising from the hedged item in a fair value hedge adjusts the carrying value of the hedged item and is reflected in earnings, offset by change in fair value of the underlying derivative. Any change in fair value of derivatives that do not qualify for hedge accounting is reported in earnings. Changes in fair value relating to the interest rate swaps are included in interest expense. For the cross currency interest rate swaps changes in fair value caused by interest rates are included in interest expense and changes in fair value caused by foreign exchange rates are included in cost of sales, selling and administrative expenses in the consolidated statement of earnings.

Long-term debt is designated as other liabilities and carried on the balance sheet at amortized cost. Transaction costs relating to the issuance of long-term debt are included in the amortized cost of the debt. Interest expense relating to long-term debt is recorded using the effective interest method and included in the consolidated statement of earnings in interest expense. Portions of the long-term debt are hedged to protect against interest rate risk and foreign exchange risk. To the extent that the hedging relationships are effective, the amortized cost balance is adjusted to include the portion of the change in fair value of the debt that is caused by the effects of interest rate risk and foreign exchange risk, where those risks are hedged.

A portion of the U.S. denominated debt is designated as a hedge against foreign exchange exposure caused by the Company's net investment in self-sustaining foreign operations. The foreign exchange gains and losses arising from translation of this debt are included in other comprehensive income and subsequently recognized in earnings when the hedged item affects earnings.

**Use of Estimates** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could alter such estimates in the near term. Estimates are used when accounting for items such as valuation of accounts receivable, valuation of inventories, amortization, impairment of assets, employee future benefits, and income taxes.

## 4. PROPERTY AND EQUIPMENT ($ in thousands)

| Year Ended | January 2008 | | January 2007 | |
|---|---|---|---|---|
| | **Cost** | **Accumulated Amortization** | Cost | Accumulated Amortization |
| Land | **$ 8,290** | **$ -** | $ 6,664 | $ - |
| Buildings & leasehold improvements | **256,162** | **120,237** | 221,920 | 113,391 |
| Fixtures & equipment | **155,707** | **93,818** | 136,614 | 87,194 |
| Computer equipment & software | **55,297** | **40,417** | 68,173 | 49,883 |
| Construction in process | **6,990** | **-** | 6,696 | - |
| | **$ 482,446** | **$ 254,472** | $ 440,067 | $ 250,468 |
| Net book value | **$ 227,974** | | $ 189,599 | |

## 5. OTHER ASSETS ($ in thousands)

| Year Ended | January 2008 | January 2007 |
|---|---|---|
| Investments in transportation companies | **$ 4,681** | $ 4,706 |
| Accrued employee future benefit asset (Note 16) | **7,638** | 7,470 |
| Long-term receivable | **3,286** | 3,466 |
| Prepayments under lease agreements | **949** | 1,076 |
| Intangible assets (Note 6) | **945** | 1,177 |
| Other | **1,534** | 1,795 |
| | **$ 19,033** | $ 19,690 |

## 6. INTANGIBLE ASSETS ($ in thousands)

| Year Ended | January 2008 | | January 2007 | |
|---|---|---|---|---|
| | **Cost** | **Accumulated Amortization** | Cost | Accumulated Amortization |
| Non-compete agreements | **$ 1,370** | **$ 425** | $ 1,370 | $ 193 |
| Net book value | **$ 945** | | $ 1,177 | |

Intangible assets are included in other assets on the consolidated balance sheet. Intangible asset amortization expense recorded in amortization on the consolidated statement of earnings for the year ended January 31, 2008 is $232,000 (January 31, 2007 - $193,000).

## 7. BANK ADVANCES AND SHORT-TERM NOTES

In January 2008, the Company arranged for new revolving loan facilities as described in Note 8 and as a result, amounts drawn by the Canadian operations on the new facilities are reported as long-term debt. Prior to this new arrangement, the Canadian operation had available operating loan facilities of $85 million at interest rates ranging from prime to prime plus 0.75%. These facilities, which were subject to annual renewal, were secured by a floating charge against the assets of the Company on a pari passu basis with the senior note holders. At January 31, 2007, the Company had drawn $21,581,000 on these facilities.

International operations have available demand, revolving loan facilities of US$21 million at interest rates of London Interbank Offered Rate (LIBOR) plus 1.75% or US prime minus 0.25% secured by a floating charge against accounts receivable and inventories of the International operations. As at January 31, 2008, the International operations had drawn US$4,326,000 (January 31, 2007 - US$0) on the facility.

## 8. LONG-TERM DEBT

| Year Ended ($ in thousands) | January 2008 | January 2007 |
|---|---|---|
| Senior notes[1] | **$ 57,292** | $ 76,648 |
| Effect of financial derivative instruments[1] | **-** | 8,132 |
| Revolving loan facilities[2] | **41,919** | - |
| Non-revolving loan facilities[3] | **52,114** | - |
| Notes payable[4] | **1,726** | - |
| Obligation under capital lease[5] | **2,446** | 1,142 |
| | **155,497** | 85,922 |
| Less: Current portion of long-term debt | **18,633** | 20,291 |
| | **$ 136,864** | $ 65,631 |

1 The US$52 million senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. A principal payment is due on June 15, 2008. The notes are secured by a floating charge against the assets of the Company. The Company has entered into various cross currency interest rate and interest rate swaps resulting in floating interest costs on US$23 million of its senior notes. After giving effect to the interest rate swaps and cross currency interest rate swaps, the effective interest rate for the year ended January 31, 2008 was 7.4% (January 31, 2007 - 7.3%).

2 Canadian operations have available three year extendible, committed, revolving loan facilities of $140 million. These facilities are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers Acceptances rates plus stamping fees ranging from 50 to 90 basis points or the Canadian prime rate. As at January 31, 2008, the Company has drawn $41,919,000 on these facilities at an effective interest rate of 4.7%.

3 International operations have available three year extendible, committed, non-revolving loan facilities of US$52 million. These facilities are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees ranging from 50 to 90 basis points or the US prime rate. As at January 31, 2008, the Company has drawn US$52,000,000 on these facilities at an effective interest rate of 3.6%.

4 As a result of the Cost-U-Less, Inc. acquisition (Note 21), the Company assumed notes payable in the amount of US$1,722,000. The notes have an interest rate of US prime plus 1%. The notes payable mature in 2013 and 2015 and have annual principal payments of US$267,000. The effective interest rate for the year ended January 31, 2008 was 7%.

5 The obligation under capital leases of US$2,441,000 (January 31, 2007 - US$968,000) is repayable in blended principal and interest payments of US$634,000 annually.

The Company's principal payments of long-term debt over the next five years are as follows:

| Years Ending January | ($ in thousands) |
|---|---|
| 2009 | $ 18,633 |
| 2010 | 40,132 |
| 2011 | 94,815 |
| 2012 | 691 |
| 2013 and thereafter | 1,226 |

## 9. ASSET RETIREMENT OBLIGATIONS

The Company has recognized a discounted liability associated with obligations arising from the operation of petroleum dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. At January 31, 2008, the undiscounted cash flows required to settle the obligations is $7.0 million, which is expected to be settled between 2008 and 2058. The credit-adjusted risk free rate at which the estimated cash flows have been discounted is 8%.

A reconciliation of the opening and closing carrying amount of the asset retirement obligation is as follows:

| Year Ended ($ in thousands) | **January 2008** | January 2007 |
|---|---|---|
| Balance, beginning of year | **$ 1,425** | $ 1,285 |
| Liabilities incurred during the year | **72** | 34 |
| Accretion expense | **109** | 106 |
| Balance, end of year | **$ 1,606** | $ 1,425 |

## 10. CAPITAL

**Authorized** The Fund has an unlimited number of units.

(units and $ in thousands)

| Year Ended | **January 2008** | | January 2007 | |
|---|---|---|---|---|
| Issued and outstanding | **48,378** | **$165,133** | 48,378 | $165,205 |

In connection with the internal reorganization of the Fund completed June 5, 2007 and pursuant to an Advance Income Tax Ruling of the Canada Revenue Agency related to the reorganization, the Fund paid a return of capital of $72,000 to unitholders.

## 11. UNIT PURCHASE LOAN PLAN

During the year the Company issued loans to officers and senior management to purchase units under the unit purchase loan plan. These loans are non-interest bearing and are repayable from the Company's after tax distributions or if the employee sells the units or leaves the Company. The loans are secured by a pledge of 677,197 units of NWF with a quoted value of $12,474,000 as at January 31, 2008. Loans receivable at January 31, 2008 of $12,342,000 (January 31, 2007 - $11,493,000) are recorded as a reduction of equity. The loans have terms of three or five years. The maximum amount of the loans under the plan is currently limited to $15,000,000.

## 12. ACCUMULATED OTHER COMPREHENSIVE INCOME ($ in thousands)

| Year Ended | **January 2008** | January 2007 |
|---|---|---|
| Balance, beginning of year as previously reported | **$ -** | $ - |
| Unrealized gains on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency | **4,682** | 4,200 |
| Restated balance, beginning of year | **4,682** | 4,200 |
| Other comprehensive income (loss) | **(2,668)** | 482 |
| Accumulated other comprehensive income, end of year | **2,014** | 4,682 |
| Retained earnings, end of year | **100,526** | 93,253 |
| Total accumulated other comprehensive income, and retained earnings | **$ 102,540** | $ 97,935 |

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43,000,000 has been designated as a hedge against the foreign operations.

## 13. INCOME TAXES ($ in thousands)

Significant components of the Company's future tax assets are as follows:

| Year Ended | January 2008 | January 2007 |
|---|---|---|
| **Future tax assets** | | |
| Tax values of property and equipment in excess of accounting values | **$ 6,192** | $ 7,893 |
| Provisions and other temporary differences | **(987)** | 1,231 |
| **Net future tax asset** | **$ 5,205** | $ 9,124 |
| **Comprised of** | | |
| Current | **$ 3,485** | $ 2,708 |
| Long-term | **1,720** | 6,416 |
| | **$ 5,205** | $ 9,124 |

Income tax expense differs from the amounts, which would be obtained by applying the combined statutory income tax rate to earnings due to the following:

| Year Ended | January 2008 | January 2007 |
|---|---|---|
| Net earnings before income taxes | **$ 72,142** | $ 63,353 |
| Combined statutory income tax rate | **35.75%** | 35.90% |
| Income taxes based on combined statutory income tax rate | **25,790** | 22,744 |
| Increase (decrease) in income taxes resulting from: | | |
| Amounts not subject to income tax | **(16,637)** | (6,925) |
| Income tax deductions on interest paid to the Fund | **(3,051)** | (9,232) |
| Withholding tax | **256** | 286 |
| Recognition of Canadian income tax rate changes on future income taxes | **715** | 735 |
| Other | **2,078** | 2,085 |
| Provision for income taxes | **$ 9,151** | $ 9,693 |
| Effective income tax rate | **12.69%** | 15.30% |

Significant components of the provision for income taxes are as follows:

| Year Ended | January 2008 | January 2007 |
|---|---|---|
| Current income tax expense | **$ 5,495** | $ 11,272 |
| Future income tax expense (benefit) relating to: | | |
| Temporary differences | **2,941** | (2,314) |
| Recognition of Canadian income tax rate changes on future income taxes | **715** | 735 |
| Provision for income taxes | **$ 9,151** | $ 9,693 |

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax review by tax authorities and related appeals. To the extent the final outcome is different from the amounts initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the outcome is determined.

## 14. NET EARNINGS PER UNIT

Basic net earnings per unit are calculated based on the weighted-average units outstanding in 2007 of 47,649,000 (2006 - 47,561,000). The diluted net earnings per unit takes into account the dilutive effect of the deferred unit plan for Trustees and the additional income that would have been earned by the Company had interest costs not been incurred on the unit purchase loan plan and had the respective units been outstanding during the year.

| ($ and units in thousands except earnings per unit) Year Ended | January 2008 | January 2007 |
|---|---|---|
| **Diluted earnings per unit calculation:** | | |
| Net earnings for the year (numerator for basic earnings per unit) | **$ 62,991** | $ 53,660 |
| After-tax interest cost of unit purchase loan plan | **485** | 418 |
| Numerator for diluted earnings per unit | **$ 63,476** | $ 54,078 |
| Weighted average units outstanding (denominator for basic earnings per unit) | **47,649** | 47,561 |
| Dilutive effect of security based compensation | **761** | 828 |
| Denominator for diluted earnings per unit | **48,410** | 48,389 |
| **Basic earnings per unit** | **$ 1.32** | $ 1.13 |
| **Diluted earnings per unit** | **$ 1.31** | $ 1.12 |

## 15. SEGMENTED INFORMATION ($ in thousands)

The Company operates within the retail industry. The following information is presented for the two business segments:

| Year Ended | January 2008 | January 2007 |
|---|---|---|
| **Sales** | | |
| Canada | $ 852,773 | $ 769,633 |
| International | 211,717 | 175,291 |
| Total | $ 1,064,490 | $ 944,924 |
| **Net earnings before amortization, interest and income taxes** | | |
| Canada | $ 87,410 | $ 81,730 |
| International | 19,147 | 14,639 |
| Total | $ 106,557 | $ 96,369 |
| **Net earnings before interest and income taxes** | | |
| Canada | $ 64,776 | $ 59,482 |
| International | 14,831 | 10,715 |
| Total | $ 79,607 | $ 70,197 |
| **Total assets** | | |
| Canada | $ 367,882 | $ 364,629 |
| International | 161,788 | 77,240 |
| Total | $ 529,670 | $ 441,869 |

International includes the operations of Alaska Commercial Company and Cost-U-Less, Inc. which was acquired on December 13, 2007 (Note 21). Included in Canada total assets is property and equipment of $164,991 (January 31, 2007 - $150,902). International total assets includes property, equipment of $62,983 (January 31, 2007 - $38,697) and goodwill of $26,882 (January 31, 2007 - $0).

## 16. EMPLOYEE FUTURE BENEFITS

The Company sponsors defined benefit pension plans covering the majority of Canadian employees. The defined benefit pension plans are based on years of service and final average salary. The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes as at January 31, 2008 and January 31, 2007. The accrued pension benefits and the market value of the plans' net assets were last determined by actuarial valuation as at January 1, 2006. The next actuarial valuation is required as at January 1, 2009. The Company also sponsors an employee savings plan covering all U.S. employees with at least six months of service. Under the terms of the plan, the Company is obligated to make a 50% matching contribution up to 6% of eligible compensation.

Total cash payments by the Company for future employee benefits, consisting of cash contributed to its pension plans and U.S. employee's savings plans for the year ended January 31, 2008 was $4,086,000 (January 31, 2007 - $4,069,000).

The following significant actuarial assumptions were employed to measure the accrued benefit obligations and benefit plan expense:

| Year Ended | January 2008 | January 2007 |
|---|---|---|
| **Accrued benefit obligations** | | |
| Discount rate | 6.0% | 5.3% |
| Rate of compensation increase | 4.0% | 4.0% |
| **Benefit plan expense** | | |
| Discount rate | 5.3% | 5.0% |
| Expected long-term rate of return on plan assets | 7.0% | 7.0% |
| Rate of compensation increase | 4.0% | 4.0% |

The Company's pension benefit expense is determined as follows:

| Year Ended ($ in thousands) | January 2008 | | | January 2007 | | |
|---|---|---|---|---|---|---|
| | Incurred in year | Matching Adjustments[1] | Recognized in year | Incurred in year | Matching Adjustments[1] | Recognized in year |
| Current service costs, net of employee contributions | $ 3,492 | $ - | $ 3,492 | $ 3,555 | $ - | $ 3,555 |
| Interest on accrued benefits | 3,041 | - | 3,041 | 2,884 | - | 2,884 |
| Return on plan assets | 2,531 | (6,006) | (3,475) | (4,986) | 1,650 | (3,336) |
| Actuarial (gain) loss | (6,488) | 7,436 | 948 | (1,602) | 2,679 | 1,077 |
| Past service costs | - | (11) | (11) | - | (11) | (11) |
| Amortization of net transition asset | - | (308) | (308) | - | (308) | (308) |
| Net benefit plan expense | $ 2,576 | $ 1,111 | $ 3,687 | $ (149) | $ 4,010 | $ 3,861 |

1 Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits

The expense incurred under the employee savings plan covering U.S. employees for the year ended January 31, 2008 is US$213,000 (January 31, 2007 - US$148,000).

Information on the Company's defined benefit plans, in aggregate, is as follows:

| Year Ended ($ in thousands) | January 2008 | January 2007 |
|---|---|---|
| **Plan assets** | | |
| Fair value—beginning of year | **$ 51,723** | $ 48,612 |
| Actual return on plan assets | **(2,531)** | 4,986 |
| Employer contributions | **3,855** | 3,900 |
| Employee contributions | **35** | 38 |
| Benefits paid | **(3,436)** | (5,813) |
| Fair value—end of year | **$ 49,646** | $ 51,723 |
| **Plan obligations** | | |
| Accrued benefit obligation—beginning of year | **$ 59,636** | $ 60,574 |
| Current service cost | **3,527** | 3,593 |
| Accrued interest on benefits | **3,041** | 2,884 |
| Benefits paid | **(3,436)** | (5,813) |
| Actuarial gain | **(6,488)** | (1,602) |
| Accrued benefit obligation—end of year | **$ 56,280** | $ 59,636 |
| **Funded status** | | |
| Fair value plan assets | **$ 49,646** | $ 51,723 |
| Accrued benefit obligation | **56,280** | 59,636 |
| Plan deficit | **(6,634)** | (7,913) |
| Unamortized net actuarial losses | **16,078** | 17,508 |
| Unamortized net transitional asset | **(1,766)** | (2,074) |
| Unamortized past service costs | **(40)** | (51) |
| Accrued employee future benefit asset | **$ 7,638** | $ 7,470 |

The accrued employee future benefit asset is included in other assets in the Company's consolidated balance sheet (see Note 5).

The accrued benefit obligation of all of the Company's defined benefit pension plans exceeds the fair value of plan assets as noted above.

| Year Ended | January 2008 | January 2007 |
|---|---|---|
| **Plan assets consist of:** | | |
| Equity securities | **65%** | 64% |
| Debt securities | **29%** | 29% |
| Other | **6%** | 7% |
| Total | **100%** | 100% |

The pension plans have no investment in the units of the Fund.

## 17. COMMITMENTS, CONTINGENCIES AND GUARANTEES

### Commitments

a) In 2002, the Company signed a 30-year Master Franchise Agreement with Giant Tiger Stores Limited, based in Ottawa, Ontario which grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, Giant Tiger Stores Limited provides product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company is responsible for opening, owning, operating and providing distribution services to the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected roll-out of 72 stores over the term of the agreement. As at January 31, 2008 the Company has opened 26 Giant Tiger stores and is in compliance with the terms of the agreement.

b) The Company has future commitments under operating leases as follows:

| Years Ending January | Minimum Lease Payments ($ in thousands) |
|---|---|
| 2009 | $ 19,087 |
| 2010 | 16,057 |
| 2011 | 13,804 |
| 2012 | 12,835 |
| 2013 | 11,427 |
| Thereafter | 68,756 |

### Contingencies

a) In the ordinary course of business, the Company is subject to audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, the possibility exists that certain matters may be reviewed and challenged by the tax authorities. The Company regularly reviews the potential for adverse outcomes and the adequacy of its tax provisions. The Company believes that it has adequately provided for these matters. If the final outcome differs materially from the provisions, the Company's income tax expense and its earnings could be affected positively or negatively in the period in which the matters are resolved.

b) The Company is involved in various legal matters arising in the normal course of business. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

**Guarantees** The Company has provided the following significant guarantees to third parties:

a) The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased director and officer liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

b) In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

## 18. SECURITY-BASED COMPENSATION

**Deferred unit plan** The Fund offers a deferred unit plan for independent Trustees. The purpose of the Trustee Deferred Unit Plan is to enhance the ability of the Fund to attract and retain independent Trustees whose training, experience and ability will contribute to the effective governance of the Fund and to directly align their interests with the interests of unitholders by providing compensation for services to the Fund in the form of units. Participants will be credited with deferred units based on the portion of fees each participant elects to allocate to the deferred unit plan. Each deferred unit will entitle the holder to receive a unit of the Fund. The deferred units are exercisable by the holder at any time but no later than December 31 of the first calendar year commencing after the holder ceases to be a Trustee. A participant may elect at the time of exercise of any deferred units, subject to the consent of the Fund, to have the Fund pay an amount in cash equal to the aggregate current market value of the units, determined based on the closing price of the units on the TSX on the trading day preceding the exercise date, in consideration for the surrender by the participant to the Fund the right to receive units from the exercising of the deferred units.

The Fund has adopted the fair value method of accounting for security based compensation for the Trustee Deferred Unit Plan. The deferred unit plan compensation expense recorded for the year ended January 31, 2008 is $387,000 (January 31, 2007 - $370,000). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the reporting period. The total number of deferred units outstanding at January 31, 2008 is 42,677 (January 31, 2007 - 24,346). There were no deferred units exercised during the year which were settled in cash.

**Unit purchase loan plan** The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 11). These loans are in substance similar to stock options and accordingly are accounted for as stock-based compensation in accordance with section 3870 of the CICA handbook.

The compensation cost relating to the unit purchase loan plan for the year ended January 31, 2008 was $587,000 (January 31, 2007 - $383,000) with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. There were 90,758 (January 31, 2007 - 139,138) units purchased under the unit purchase loan plan. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and can not be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after tax distributions on the units pledged as security. The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

| Year Ended | **January 2008** | January 2007 |
|---|---|---|
| Expected life | **3 or 5 years** | 3 or 5 years |
| Risk-free interest rate | **4.2%** | 4.1% |
| Expected volatility | **25.7%** | 17.9% |

## 19. FINANCIAL INSTRUMENTS

**Carrying Amount and Fair Value** The following table presents the carrying amount and the fair value of the Company's financial instruments.

| | | Assets (Liabilities) Carried at Cost/Amortized Cost | | Assets (Liabilites) Carried at Fair Value |
|---|---|---|---|---|
| Year Ended January 2008 ($ in thousands) | Maturity | Carrying Amount | Fair Value | Carrying Amount |
| Cash | Short-term | $ 21,732 | $ 21,732 | $ - |
| Accounts receivable | Short-term | 62,759 | 62,759 | - |
| Financial assets included in other assets | Long-term | 4,820 | 4,820 | - |
| Bank advances and short-term notes (Note 7) | Short-term | (4,336) | (4,336) | - |
| Accounts payable and accrued liabilities | Short-term | (109,877) | (109,877) | - |
| Financial derivative instruments [1] | Short-term | - | - | (5,116) |
| Current portion of long-term debt [1] | Short-term | (13,517) | (13,517) | - |
| Long-term debt (Note 8) | Long-term | (136,864) | (138,001) | - |

1 These items total $18,633 which comprises the current portion of long-term debt (see Note 8)

The methods and assumptions used in estimating the fair value of the Company's financial instruments are as follows:

- The fair value of short-term financial instruments approximates their carrying values due to the relatively short period to maturity.
- The fair value of long-term debt is estimated by management by discounting the expected future cash flows using the current risk-free rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- Financial derivative instruments are valued based on closing market quotations.

**Financial Derivative Instruments**

| Year Ended January 2008 ($ in thousands) | Notional Value | Interest Rate | Fair Value |
|---|---|---|---|
| Interest rate swaps in effective fair value hedging relationship | US$14,000 (2006 - US$14,000) | LIBOR plus 1.87% | $ 121 |
| Cross-currency interest rate swaps in effective fair value hedging relationship | US$7,000 (2006 - US$20,000) | B.A. plus 2.99% | 3,937 |
| Cross-currency interest rate swaps no longer in effective fair value hedging relationship | US$2,000 (2006 - US$2,000) | B.A. plus 3.16% | 1,058 |

**Financial Risk Management** The Company manages risk exposures created by its use of financial instruments through a combination of derivative financial instruments, a system of internal and disclosure controls and sound operating practices.

**Credit Risk** Credit risk is the risk of financial loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk primarily in relation to individual and commercial accounts receivable. The Company manages credit risk by performing regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable. The Company does not have any individual customers greater than 10% of total accounts receivable. At January 31, 2008 the Company's maximum credit risk exposure is $77,874,000 (January 31, 2007 - $85,411,000). Of this amount $14,585,000 (January 31, 2007 - $15,856,000) is more than 60 days past due. The Company has recorded an allowance against its maximum exposure to credit risk of $11,829,000 (January 31, 2007 - $12,737,000).

**Liquidity Risk** Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due or can do so only at excessive cost. The Company manages liquidity risk by maintaining adequate credit facilities to fund operating requirements and sustaining and growth-related capital expenditures and regularly monitoring actual and forecasted cash flow and debt levels. The following table summarizes the financial liabilities by relevant maturity dates based on the remaining period at the balance sheet date to the contractual maturity date.

**Liquidity Risk - Financial Liabilities**

| Year Ending January 31 ($ in thousands) | Total | 2009 | 2010 | 2011 | 2012 | 2013 | 2014+ |
|---|---|---|---|---|---|---|---|
| Accounts payable and accrued liabilities | $ 109,877 | $ 109,877 | $ - | $ - | $ - | $ - | $ - |
| Bank advances and short-term notes (Note 7) | 4,336 | 4,336 | - | - | - | - | - |
| Long-term debt (Note 8) | 155,497 | 18,633 | 40,132 | 94,815 | 691 | 628 | 598 |
| Operating leases | 141,966 | 19,087 | 16,057 | 13,804 | 12,835 | 11,427 | 68,756 |
| Total | $ 411,676 | $ 151,933 | $ 56,189 | $ 108,619 | $ 13,526 | $ 12,055 | $ 69,354 |

**Currency Risk** Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk, primarily the U.S. dollar, through its net investment in self-sustaining foreign operations and its U.S. dollar denominated borrowings. The Company manages its exposure to currency risk by hedging U.S. denominated borrowings with cross currency interest rate swaps and hedging of a portion of the net investment in self-sustaining foreign operations with a portion of U.S. dollar denominated borrowings.

Management considers a 10% variation in the Canadian dollar relative to the US dollar from a year end rate of 1.0022 reasonably possible. Considering all major exposures to the U.S. dollar as described above, a 10% appreciation of the Canadian dollar against the U.S. dollar in the year end rate would cause net income to decrease by approximately $100,000. A 10% depreciation of in the Canadian dollar against the U.S. dollar year end rate would cause net income to increase by approximately $100,000.

**Interest Rate Risk** Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily through its long-term borrowings. The Company manages exposure to interest rate risk by using a combination of interest rate swaps, a mixture of fixed and floating rates and cross currency interest rate swaps.

Management considers a 100 basis point change in interest rates reasonably possible. Considering all major exposures to interest rates as described above, a 100 basis point increase in the risk free rate would cause net income to decrease by approximately $1,100,000. A 100 basis point decrease would cause net income to increase by approximately $1,100,000.

## 20. CAPITAL MANAGEMENT

The Fund's objectives in managing capital are to deploy capital to provide an appropriate return to unitholders and to maintain a capital structure that provides the flexibility to take advantage of growth and development opportunities of the business, maintain existing assets, meet financial obligations and enhance unitholder value. The capital structure of the Fund consists of bank advances and short-term notes, long-term debt including the current portion and unitholder equity. The Fund manages capital to ensure an appropriate balance between debt and equity. In order to maintain or adjust its capital structure, the Fund may purchase units for cancellation pursuant to normal course issuer bids, issue additional units, borrow additional funds or refinance debt at different terms and conditions.

The Fund's process and policies for managing capital are regularly monitored by the Fund and are reflected in the following measures:

- The Fund's debt-to-equity ratio at the end of the year was .62 compared to .43 last year largely as a result of additional debt incurred to fund the acquisition of Cost-U-Less, Inc. The debt-to-equity ratio is within the Fund's objectives. The debt-to-equity ratio is calculated as follows:

| Year Ended ($ in thousands) | January 2008 | January 2007 |
|---|---|---|
| Bank advances and short-term notes | **$ 4,336** | $ 21,581 |
| Current portion of long-term debt | **18,633** | 20,291 |
| Long-term debt | **136,864** | 65,631 |
| Total debt | **$ 159,833** | $ 107,503 |
| Total equity | **$ 256,301** | $ 252,030 |
| Debt-to-equity ratio | **.62** | .43 |

- As a result of borrowing agreements entered into by the Fund, there are certain financial covenants that must be maintained. Financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. Compliance with financial covenants is reported quarterly to the Board of Trustees. At January 31, 2008, the Fund is in compliance with all financial covenants. Other than the requirements imposed by these borrowing agreements, the Fund is not subject to any externally imposed capital requirements.

Capital management objectives are reviewed on an annual basis. The capital management objectives are substantially unchanged in 2007.

## 21. BUSINESS ACQUISITIONS

On December 13, 2007, the Company purchased all of the issued and outstanding shares of Cost-U-Less, Inc. a leading operator of mid-size warehouse format stores in remote island communities in the South Pacific, Hawaii and the Caribbean for $54,258,000 in cash consideration. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or the recognition of other intangible assets.

On May 1, 2006, the Company acquired the assets of four stores on Prince of Wales Island, Alaska for $3,248,000 in cash consideration. On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario for $2,329,000 in cash consideration. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date.

All acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date.

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

| ($ in thousands) | Cost-U-Less, Inc. December 13, 2007 | Prince of Wales Island stores May 1, 2006 | 1089140 Ontario Inc. March 8, 2006 |
|---|---|---|---|
| **Assets** | | | |
| Cash | $ 3,043 | $ - | $ - |
| Accounts receivable | 1,030 | - | 131 |
| Inventories | 29,842 | 1,321 | 398 |
| Prepaid expenses | 729 | - | - |
| Future income taxes | 998 | - | - |
| Property and equipment | 27,963 | 1,586 | 828 |
| Other assets | 843 | - | - |
| Intangible assets | - | 341 | 1,029 |
| Goodwill | 27,405 | - | - |
| **Total Assets** | $ 91,853 | $ 3,248 | $ 2,386 |
| **Liabilities** | | | |
| Bank advances and short-term notes | $ 3,122 | $ - | $ - |
| Accounts payable and accrued expenses | 30,203 | - | - |
| Current portion of long-term debt | 611 | - | - |
| Future income taxes | 828 | - | 57 |
| Long-term debt | 2,831 | - | - |
| **Total Liabilities** | $ 37,595 | $ - | $ 57 |
| **Cash consideration** | $ 54,258 | $ 3,248 | $ 2,329 |

Goodwill associated with the Cost-U-Less, Inc. acquisition is not deductible for tax purposes. The intangible assets are included in other assets on the Company's consolidated balance sheet.

## 22. DISTRIBUTIONS

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. Following is a reconciliation of distributions recorded in retained earnings and distributions paid in cash:

| Year Ended ($ in thousands) | January 2008 | January 2007 |
|---|---|---|
| Distributions recorded in retained earnings | **$ 55,635** | $ 43,540 |
| Special distribution paid February 22, 2008 to unitholders of record on December 31, 2007 | **(5,806)** | - |
| Special distribution paid February 23, 2007 to unitholders of record on December 31, 2006 | **4,838** | (4,838) |
| Distributions paid in cash | **$ 54,667** | $ 38,702 |

## 23. SUBSEQUENT EVENT

On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc. (Span), a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for US$6.3 million in cash consideration plus up to US$1.2 million in contingent cash consideration. For the year ended December 31, 2007, Span had annual sales of US$19.5 million and net assets of US$2.0 million.

## 24. FUTURE ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accounts has issued the following new accounting standards:

**Inventories** Section 3031 issued in June 2007 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories include the cost to purchase and other costs incurred in bringing the inventories to their present location. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs recognized in the period. This standard is effective for fiscal years beginning on or after October 1, 2007. The Company will implement this standard commencing in the first quarter of 2008.

**Goodwill and Intangible Assets** Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this new standard on the consolidated financial statements and will adopt the standard commencing in fiscal 2009.

**International Financial Reporting Standards** The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter of 2011 when the Company will prepare comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS and is developing plans to facilitate a timely conversion.

## 25. COMPARATIVE AMOUNTS

The comparative amounts have been reclassified to conform with the current year's presentation.

# Unitholder Information

## Quarterly History

| Fiscal Year | Unit Price High | Unit Price Low | Unit Price Close | Volume[2] | EPU[3] |
|---|---|---|---|---|---|
| **2007** | **$ 22.68** | **$ 15.01** | **$ 18.42** | **17,329,531** | **$ 1.31** |
| April 30, 2007 | 20.93 | 15.01 | 20.55 | 6,369,558 | 0.23 |
| July 31, 2007 | 21.15 | 18.29 | 21.14 | 3,710,133 | 0.30 |
| October 31, 2007 | 21.96 | 19.25 | 21.79 | 2,847,888 | 0.39 |
| January 31, 2008 | 22.68 | 17.69 | 18.42 | 4,401,952 | 0.39 |
| **2006** | **$ 18.50** | **$ 10.64** | **$ 16.41** | **13,166,699** | **$ 1.12** |
| April 30, 2006 | 14.17 | 10.64 | 13.62 | 1,543,300 | 0.20 |
| July 31, 2006 | 15.96 | 12.65 | 15.49 | 2,360,545 | 0.27 |
| October 31, 2006 | 18.50 | 14.74 | 17.61 | 3,105,911 | 0.31 |
| January 31, 2007 | 17.19 | 12.25 | 16.41 | 6,156,943 | 0.34 |
| **2005[1]** | **$ 12.83** | **$ 8.88** | **$ 12.50** | **6,955,708** | **$ 0.89** |
| April 30, 2005 | 11.25 | 9.55 | 9.75 | 1,617,400 | 0.16 |
| July 31, 2005 | 11.48 | 9.67 | 11.15 | 1,109,500 | 0.23 |
| October 31, 2005 | 11.33 | 8.88 | 9.45 | 2,180,500 | 0.25 |
| January 31, 2006 | 12.83 | 9.13 | 12.50 | 2,048,308 | 0.25 |

1 2005 restated for the three-for-one unit split

2 Volumes are reflected as the actual volumes traded and show a blend of pre and post September 20, 2006 unit split trades

3 Net earnings per unit on a diluted basis

## Total Return Performance (% at January 31)

This chart illustrates the relative performance of units (on a post split basis) of North West Company Fund over the past five years. The index incorporates the reinvestment of dividends and income distributions.


450
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008

| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|---|
| NWF.UN | 100 | 144 | 200 | 260 | 362 | **431** |
| TSX Composite | 100 | 132 | 145 | 192 | 215 | **222** |
| Retailing Group | 100 | 125 | 153 | 189 | 210 | **183** |
| Consumer Durables/ Apparel Group | 100 | 93 | 87 | 135 | 146 | **147** |
| Food/Staples Retailing Group | 100 | 119 | 143 | 137 | 151 | **121** |

**2008 Financial Calendar Reporting Dates**
First Quarter: June 11, 2008
Second Quarter: September 11, 2008
Third Quarter: December 12, 2008
Fourth Quarter: March 19, 2009

**North West Company Fund Distribution Dates**

Record & Payable Date: March 31, 2008
Distributable Date: April 15, 2008

Record & Payable Date: June 30, 2008
Distributable Date: July 15, 2008

Record and Payable Date: September 30, 2008
Distributable Date: October 15, 2008

Record and Payable Date: December 31, 2008
Distributable Date: January 15, 2009

**2008 Annual and Special Meeting**
The Annual and Special Meeting of Unitholders of North West Company Fund will be held on Wednesday, June 11, 2008 at 11:30 am in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba.

**Transfer Agent and Registrar**
CIBC Mellon Trust Company
Calgary and Toronto
Toll-free: 1 800 387 0825
*www.cibcmellon.ca*

**Stock Exchange Listing**
The Toronto Stock Exchange

**Stock Symbol NWF.UN**
TIN #: T 17 6857 82
CUSIP #: 662906-10-6

Number of units issued and outstanding at January 31, 2008: 48,378,000

**Auditors**
PricewaterhouseCoopers LLP

**Bankers**
The Toronto-Dominion Bank
Bank of Montreal

**Compound Annual Growth (%)**


35
30
25
20
15
10
5
0
33.9
17.3
12.8
8.1
3.8

# Corporate Governance

Complete disclosure on North West Company Fund's corporate governance is provided in the Company's Management Information Circular, which is available on the Canadian Securities Administrators' website at *www.sedar.com* or in the investor section of the North West Company Fund's website at *www.northwest.ca*

**Officers**
NWC GP Inc.
The North West Company LP

Edward S. Kennedy
President & CEO

Léo P. Charrière
Executive Vice-President & CFO

Russell J. Zwanka
Executive Vice-President,
Procurement & Marketing

Michael W. McMullen
Executive Vice-President,
Northern Canada Retail

Scott A. McKay
Vice-President & General Manager,
Giant Tiger, West Store Division

Karen J. Milani
Vice-President,
Human Resources

John D. King
Vice-President,
Finance & Secretary

Gerald L. Mauthe
Vice-President,
Information Services

C. Sabra Stephens
Vice-President,
Logistics & Supply Chain Services

**Officers**
International Operations

Edward S. Kennedy[1,2]
Chairman & CEO

Rex A. Wilhelm[1,2]
President & COO

Henry J. Baldwin II[1,2]
Vice-President,
Human Resources

J. Robert Cain[1,2]
Vice-President,
Logistics

Léo P. Charrière[1,2]
Executive Vice-President & CFO

David M. Chatyrbok[1]
Vice-President,
Merchandising

John D. King[1,2]
Vice-President,
Finance & Secretary

Benjamin C. Piatt[1,2]
Vice-President,
Market Development

Walter E. Pickett[1]
Vice-President,
& General Manager

Brian J. Rose[2]
Vice-President,
& General Manager

Michael T. Scalzo[2]
Vice-President,
Merchandising & Marketing

Reinhard Sedlacek[1]
Treasurer & Assistant Secretary

**International Operations**
1 Alaska Commercial Company
2 Cost-U-Less, Inc.

**Trustees**
North West Company Fund

Ian Sutherland
Chairman

Edward S. Kennedy

David G. Broadhurst[2,4]

Frank J. Coleman[1,3]

Wendy F. Evans[2,3]

Robert J. Kennedy[1,3]

Gary J. Lukassen[1,2]

Keith G. Martell[2,3]

James G. Oborne[2,4]

H. Sanford Riley[3,4]

**Committees**
1 Governance & Nominating
2 Audit
3 Human Resources & Compensation Supervisory
4 Pension Supervisory

For additional copies of this report or for general information about the Fund or the Company, contact the Secretary:

**North West Company Fund**
Gibraltar House, 77 Main Street
Winnipeg, Manitoba Canada R3C 2R1
T 204 934 1504 F 204 934 1455
investorrelations@northwest.ca
*www.northwest.ca*


THE
NORTH WEST
COMPANY

**North West Company Fund**
Gibraltar House, 77 Main Street
Winnipeg, Manitoba Canada R3C 2R1
T 204 943 0881 F 204 934 1455
Toll-free 1 800 563 0002
investorrelations@northwest.ca
*www.northwest.ca*

"North West Company Fund – File No. 82-34737-
rule 12g3-2(b) Filing"
EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND 2007


THE
NORTH WEST
COMPANY

# Notice of 2008 Annual and Special Meeting of Unitholders and Management Information Circular

APRIL 25, 2008


RECEIVED
2008 MAY -5 A 9:24

ENTERPRISING · SINCE 1668

# NOTICE OF 2008 ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the 2008 Annual and Special Meeting (the "Meeting") of holders of Trust Units ("Unitholders") of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba on Wednesday, June 11, 2008 at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 31, 2008, and the auditor's report thereon;
2. to elect the Trustees (the "Trustees") of the Fund for the ensuing year;
3. to appoint PricewaterhouseCoopers LLP as auditors of the Fund and the Company for the ensuing year and to authorize the Trustees to fix the remuneration of the auditors;
4. to consider and, if deemed advisable, pass a resolution approving the amended and restated unitholder rights plan of the Fund as set out under "Approval of the Amended and Restated Unitholders Rights Plan" in the management information circular dated April 25, 2008 (the "Information Circular"); and
5. to transact such other business as may properly come before the meeting or any adjournment thereof.

Information relating to items two through four above is set forth in the accompanying Information Circular dated April 25, 2008. A unitholder may attend the meeting in person or may be represented by proxy. Unitholders who are unable to attend the meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by the Secretary of the Fund, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department by 4:30 p.m. (Winnipeg time) on June 9, 2008 or, in the case of an adjourned meeting, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned meeting. Unregistered unitholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

The Trustees have fixed the close of business on April 25, 2008 (the "Record Date") as the record date for the purpose of determining unitholders entitled to receive notice of, and to attend and vote at, the meeting. Only persons registered as unitholders on the books of the Fund as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

DATED at Winnipeg, this 25th day of April 2008.

By order of the Board of Trustees
of North West Company Fund

JOHN D. KING
Vice-President, Finance & Secretary

**MANAGEMENT INFORMATION CIRCULAR**

**TABLE OF CONTENTS**

## LOCATION AND TIME OF THE ANNUAL AND SPECIAL MEETING ("the meeting")

The meeting will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba on Wednesday, June 11, 2008 at 11:30 a.m. (Winnipeg time).

## SOLICITATION OF PROXIES

**This Information Circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the Trustees (the "Trustees", "the Board") of North West Company Fund (the "Fund") to be used at the Annual and Special Meeting (the "Meeting") of the holders (the "Unitholders") of Trust Units (the "Units") of the Fund to be held at the time and place and for the purposes stated in the Notice of Annual and Special Meeting of Unitholders accompanying this Information Circular.**

Information given herein is given as of April 25, 2008, except where otherwise indicated. The solicitation will be primarily by mail, but proxies may also be solicited by telephone or other means of communication or in person by Trustees, officers or employees of the Fund and/or The North West Company (the "Company"), a wholly owned subsidiary of the Fund, or by CIBC Mellon Trust Company, the Fund's transfer agent. The cost of any such solicitation will be borne by the Fund.

The use of the term "the Company" may refer to either the Fund, or to the North West Company group of companies and their subsidiaries, or to the company as a whole and is used interchangeably to describe the individual entity in context of the statement being made.

The Fund, through CIBC Mellon Trust Company, has distributed copies of the Notice of Annual and Special Meeting of Unitholders, Information Circular and Form of Proxy to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively, "intermediaries") for onward distribution to unitholders whose units are held by or in the custody of such intermediaries ("non-registered unitholders"). Such intermediaries are required to forward the documents to non-registered unitholders unless such non-registered unitholders have waived the right to receive the material.

The solicitation of proxies from non-registered unitholders will be carried out by intermediaries, the Fund or CIBC Mellon Trust Company, if the names and addresses of non-registered unitholders are provided by such intermediaries.

## ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

**Unitholders who do not hold their units in their own name (referred to herein as "Beneficial Unitholders") are advised that only proxies from unitholders of record can be recognized and voted upon at the meeting.** Non-registered unitholders who wish to file proxies should follow the directions of their intermediaries with respect to the procedure to be followed. Generally, non-registered unitholders will either:

(a) be provided with a request for voting instructions. The intermediary is required to send to CIBC Mellon Trust Company an executed form of proxy completed in accordance with any voting instructions received by it; or

(b) be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered unitholder may complete the proxy and return it directly to CIBC Mellon Trust Company (see "Appointment and Revocation of Proxies").

All references to unitholders in this Circular and the accompanying Notice of Annual and Special Meeting are to unitholders of record unless specifically stated otherwise.

Applicable securities laws require intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should carefully be followed by Beneficial Unitholders in order to ensure that their units are voted at the meeting. Often, the form of proxy supplied to a Beneficial Unitholder is identical to that provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Unitholders and asks Beneficial Unitholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the units to be represented at the meeting. A Beneficial Unitholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote units directly at the meeting. The proxy must be returned to IICC well in advance of the meeting in order to have the units voted.

**If you are a Beneficial Unitholder and wish to vote in person at the meeting, please contact your broker or agent well in advance of the meeting to determine how you can do so.**

## APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are Trustees.

**As indicated on the form of proxy, unitholders desiring to appoint some other person (who need not be a unitholder) to represent them at the meeting may do so by inserting such person's name in the blank space provided in the form of proxy, returning the completed proxy in the envelope provided, or delivering it to the attention of the Trustees of the Fund at the address set forth below.**

Unitholders of record at the close of business on the April 25, 2008 (the "Record Date") are entitled to receive notice of, and to attend and vote at, the meeting and any adjournment thereof, except to the extent such unitholder transfers any of such unitholder's units after the Record Date and the transferee of those units establishes that the transferee owns the units and demands, not later than 10 days before the meeting, that the transferee's name be included in the list of unitholders entitled to vote, in which case the transferee shall be entitled to vote the units at the meeting.

Unitholders unable to attend the meeting in person are requested to read the accompanying Information Circular and Form of Proxy and to complete, sign and date the proxy together with the power of attorney or other authority, if any, under which it was signed or a Notarial certified copy thereof with the Fund's transfer agent, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department. To be effective, proxies must be received by CIBC Mellon Trust Company not later than 4:30 p.m. (Winnipeg time) on Monday, June 9, 2008 or, if the meeting is adjourned, not later than 48 hours (excluding Saturdays,

Sundays and holidays) before the time of the adjourned meeting, or any further adjournment thereof. Unregistered unitholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

**REVOCATION OF PROXIES**

A unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been held pursuant to its authority by an instrument in writing executed by the unitholder or by the unitholder's attorney duly authorized in writing or, if the unitholder is a corporation, by an officer or attorney thereof duly authorized and deposited at either the above mentioned office of CIBC Mellon Trust Company or at the Fund's head office, Attention: Secretary, by no later than 4:30 p.m. (Winnipeg time) on or before the last business day preceding the day of the meeting or any adjournment thereof, or with the Chair of the meeting on the day of the meeting or any adjournment thereof. Notwithstanding the foregoing, if a registered unitholder attends personally at the meeting, such unitholder may revoke the proxy and vote in person. The head office of the Fund is located at 77 Main Street, Winnipeg, Manitoba R3C 2R1.

**EXERCISE OF DISCRETION BY PROXIES**

The person named in the enclosed form of proxy will vote the units, or withhold the units from voting, in respect of which he/she is appointed in accordance with the direction of the unitholder appointing him/her. In the absence of such direction, such units will be voted in favour of each of the matters referred to in the Notice of Annual and Special Meeting of Unitholders.

**The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting.**

As at the date of this Information Circular, the Trustees know of no such amendments, variations, or other matters to come before the meeting other than the matters referred to in the Notice of Annual and Special Meeting of Unitholders.

**VOTING UNITS, RECORD DATE AND PRINCIPAL HOLDERS THEREOF**

The issued and outstanding capital of the Fund as at the Record Date consists of 48,378,000 units to which are attached voting rights.

At all meetings of the unitholders, each unitholder is entitled to one vote for each unit registered in his/her name on the books of the Fund. Every question coming before the meeting shall, unless otherwise required by law or otherwise, be determined by the majority of votes duly cast on the question.

Unitholders of record as of the record date shall be entitled to receive notice of, and to attend and vote at, the meeting.

As at April 25, 2008 to the knowledge of the Trustees, CIBC Global Asset Management Inc. beneficially owns, directly or indirectly, or exercises control or direction over approximately 18% of the Fund's outstanding units.

## PARTICULARS OF MATTERS TO BE ACTED UPON

Unitholders will be asked:

(1) to receive and consider the consolidated financial statements of the Fund for the period ended January 31, 2008, and the auditor's report thereon; and

(2) to elect the Trustees (the "Trustees") of the Fund who will serve until the end of the next Annual Meeting of Unitholders; and

(3) to appoint PricewaterhouseCoopers LLP as auditors of the Fund and the Company for the ensuing year and to authorize the Trustees to fix the remuneration of the auditors; and

(4) to consider and, if deemed advisable, pass a resolution approving the amended and restated unitholder rights plan of the Fund as set out under "Approval of the Amended and Restated Unitholders Rights Plan" in the management information circular dated April 25, 2008 (the "Information Circular").

As at the date of this Management Information Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are any changes or new items, unitholders can vote their units as they see fit.

### Receiving the Consolidated Annual Financial Statements

Our 2007 Annual Report has been prepared and sent to registered unitholders and beneficial unitholders who requested it. Management will review the consolidated financial results at the meeting and unitholders and proxy holders will be given an opportunity to discuss these results with management.

### Electing Trustees

This year the Board has determined that 10 Trustees will be proposed for election at the Annual and Special Meeting of Unitholders. Please see below *About the Nominated Trustees* for more information.

The following are the nominated Trustees:

Ian Sutherland
Edward S. Kennedy
David G Broadhurst
Frank J. Coleman
Wendy F. Evans
R. J. (Bob) Kennedy
Gary J. Lukassen
Keith G. Martell
James G. Oborne
H. Sanford (Sandy) Riley

All of the nominated Trustees are already Trustees of the Fund, and were elected as Trustees at the Annual Meeting of Unitholders on June 5, 2007.

**Appointing Auditors**

Unitholders can vote on the appointment of the auditors and on authorizing the Board of Trustees to set the auditor's compensation. The Board recommends that the Company's current auditors, PricewaterhouseCoopers LLP, be reappointed as auditors. PricewaterhouseCoopers LLP were first appointed as auditors of the Company on June 10, 1987, and as auditors of the Fund as of January 31, 1997.

**The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the resolution reappointing PricewaterhouseCoopers LLP as the auditors of the Fund, unless a unitholder has specified in the proxy that their units are to be withheld from voting in favour of the resolution.**

**Approval of the Amended And Restated Unitholder Rights Plan**

**Background**

At the meeting, unitholders will be asked to approve the Fund's amended and restated Unitholder Rights Plan (the "Rights Plan"). The Fund's original Unitholder Rights Plan (the "Original Rights Plan") was first implemented under an agreement dated March 27, 1997 between the Fund and CIBC Mellon Trust Company, as amended by amending agreements dated March 13, 2002 and June 30, 2005. The Original Rights Plan is the Fund's current Unitholder rights plan.

The Rights Plan provides that it must be approved by Independent Unitholders. "Independent Unitholders" means, generally, the holders of units excluding: (i) any Acquiring Person; (ii) any Person making a Take-over Bid; (iii) any Affiliate or Associate of a Person referred to in clause (i) or (ii) above; (iv) any Person acting jointly or in concert with a Person referred to in clause (i) or (ii) above; and (v) a Person who is a trustee of any employee benefit plan, Unit purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Fund or a subsidiary of the Fund, unless the beneficiaries of the plan or trust direct the manner in which the units are to be voted or direct whether the units are to be tendered to a Take-over Bid.

To the knowledge of the Fund, as of the date of this Information Circular, all unitholders are currently Independent Unitholders and, accordingly, to the knowledge of the Fund, all unitholders will vote on the approval of the Rights Plan.

The Fund reviewed the Original Rights Plan for conformity with current practices of publicly traded Canadian issuers with respect to securityholder rights plan design and recommendations for securityholder rights plans under the proxy voting guidelines of institutional investors. A number of changes have been made to the Original Rights Plan so as to bring the Rights Plan into conformity with current industry practice and the recommendations for securityholder rights plans under proxy guidelines of institutional investors.

A summary of the key features of the Rights Plan is attached as Appendix "A" to this Information Circular. All capitalized terms used in this section of this Information Circular and in Appendix "A" have the meanings set forth in the Rights Plan, unless otherwise indicated. The complete text of the Rights Plan is available to any unitholder on request from the Fund at 77 Main Street, Winnipeg, Manitoba R3C 2R1, by calling 204-934-1504, by e-mail request to mnoakes@northwest.ca.

**Recommendation of the Board of Trustees**

The Board of Trustees has determined that it continues to be in the best interests of the Fund and the holders of its units that the Fund have a Unitholder rights plan, in the form of the Rights Plan, **Accordingly, the Board of Trustees unanimously recommends that the unitholders vote in favour of the approval of the Rights Plan.**

The Fund has been advised that the Trustees and senior officers of the Fund intend to vote all units held by them in favour of the confirmation and approval of the Rights Plan.

**The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the resolution approving and reconfirming the Rights Plan unless a unitholder has specified in their proxy that their units are to be voted against such resolution.**

**Text of Resolution**

"BE IT RESOLVED, as an ordinary resolution of the Independent Unitholders of The North West Company Fund (the "**Fund**"), that

1. The Unitholder rights plan of the Fund be continued, and amended in accordance with the Amended and Restated Unitholder Rights Plan Agreement (the "**Rights Plan Agreement**") to be entered into between the Fund and CIBC Mellon Trust Company, as rights agent, and the Rights Plan Agreement be and is hereby approved; and

2. Any Trustee or officer of the Fund be and is hereby authorized, for and on behalf of the Fund, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution."

**Vote Required**

Unitholder approval of the Rights Plan is required by stock exchange rules. Under the terms of the Rights Plan, the foregoing resolution must be approved by a simple majority of 50% plus one vote of the votes cast by Independent Unitholders (generally, all unitholders other than a person who beneficially owns, or who is deemed to beneficially own, more than 20% of the issued and outstanding units, or an offeror or Acquiring Person, their Associates and Affiliates, and Persons acting jointly or in concert with the offeror or Acquiring Person) at the Meeting.

If the above resolution approving the Rights Plan is passed at the meeting, then the Fund and CIBC Mellon Trust Company will execute the Rights Plan Agreement effective as of the date the resolution is passed.

If the resolution is not passed at the meeting, the Rights Plan will not come into effect and the Original Plan will terminate and be of no further force and effect and the Fund will no longer have any form of Unitholder rights plan.

The Board of Trustees reserves the right to alter any terms of or not to proceed with the Rights Plan at any time prior to the meeting in the event that the Board of Trustees determines that it would be in the best interests of the Fund and its unitholders to do so, in light of subsequent developments.

**Objectives of the Rights Plan**

The primary objectives of the Rights Plan, as with the Original Rights Plan, are to ensure that, in the context of a bid for control of the Fund through an acquisition of the units, the Board of Trustees of the Fund has sufficient time to explore and develop alternatives for maximizing unitholder value, to provide adequate time for competing bids to emerge, to ensure that unitholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid.

In approving the Rights Plan, the Board of Trustees considered the following concerns inherent in the existing legislative framework governing takeover bids in Canada:

(a) **Time.** Current legislation permits a takeover bid to expire in 35 days. The Board of Trustees is of the view that 35 days may not be sufficient time to permit unitholders to consider a takeover bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a Takeover Bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 business days after the offeror publicly announces that the units deposited or tendered and not withdrawn constitute not less than 50% of the units outstanding held by Independent Unitholders. The Rights Plan is intended to provide unitholders with adequate time to properly evaluate the offer and to provide the Board of Trustees with sufficient time to explore and develop alternatives for maximizing unitholder value. Those alternatives could include, if deemed appropriate by the Board of Trustees, the identification of other potential bidders, the conducting of an orderly auction or the development of a restructuring alternative which could enhance unitholder value.

(b) **Pressure to Tender.** A unitholder may feel compelled to tender to a bid which the unitholder considers to be inadequate out of a concern that failing to tender may result in the unitholder being left with illiquid or minority discounted units in the Fund. This is particularly so in the case of a partial bid for less than all units of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the units. The Rights Plan provides a unitholder approval mechanism in the Permitted Bid provision which is intended to ensure that a unitholder can separate the tender decision from the approval or disapproval of a particular takeover bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that not less than 50% of the units held by Independent Unitholders have been deposited, a unitholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a securityholder of an issuer that is the subject of a takeover bid.

(c) **Unequal Treatment.** While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Rights Plan addresses these concerns by applying to essentially all acquisitions of greater than 20% of the units, to better ensure that unitholders receive equal treatment.

**General Impact of the Rights Plan**

It is not the intention of the Board of Trustees in maintaining a Unitholder rights plan for the Fund to secure the continuance of existing Trustees or management in office, nor to avoid a bid for control of the Fund in a transaction that is fair and in the best interest of unitholders. For example, through the Permitted Bid mechanism, described in more detail in Appendix "A" to this Information Circular, unitholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board of

Trustees. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Trustees will continue to be bound to consider fully and fairly any bid for the units in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In all such circumstances, the Board of Trustees must act honestly and in good faith with a view to the best interests of the Fund and its unitholders.

Neither the Original Rights Plan nor the Rights Plan was adopted or approved in response to or in anticipation of any pending or threatened takeover bid, nor to deter takeover bids generally. As of the date of this Information Circular, the Board of Trustees was not aware of any third party considering or preparing any proposal to acquire control of the Fund. Rather, the objectives of the Rights Plan remain the same as they were for the Original Rights Plan, as summarized above.

The Rights Plan does not interfere with the day-to-day operations of the Fund. The issuance of the Rights does not in any way alter the financial condition of the Fund, impede its business plans or alter its financial statements. In addition, the Rights Plan is not initially dilutive and is not expected to have any effect on the trading of Trust Units. However, if a Flip-In Event occurs and the Rights separate from the Trust Units, as described in Appendix "A", reported earnings per Trust Unit and reported cash flow per Trust Unit on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

The Rights Plan does not preclude any unitholder from utilizing a proxy solicitation process to promote a change in the management or direction of the Fund, and has no effect on the rights of holders of outstanding Trust Units to requisition a meeting of unitholders, in accordance with the provisions of applicable securities legislation, or to enter into agreements with respect to voting their Trust Units. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional Unitholders and their clients.

In summary, the Board of Trustees believes that the dominant effect of the Rights Plan will be to enhance unitholder value and ensure equal treatment of all unitholders in the context of an acquisition of control of the Fund.

**Tax Consequences of Rights Plan**

The following discussion is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular unitholder. Unitholders are advised to consult their own tax advisers regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign, provincial, state and local tax laws.

**Canadian Federal Income Tax Consequences**

While the matter is not free from doubt, the issue of the Rights may be a taxable benefit which must be included in the income of unitholders. However, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Fund considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights have no value, Canadian unitholders will not be required to include any amount in income or be subject to withholding tax under the *Income Tax Act (Canada)* (the "Tax Act") as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost.

The holders of Rights may have income or be subject to withholding tax under the Tax Act if the Rights are exercised or otherwise disposed of.

In the unlikely event that Rights are disposed of for proceeds of disposition greater than zero, a holder thereof may realize a capital gain.

## INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Trustees are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any Trustee or executive officer of the Fund or any of its affiliated entities, anyone who has held office as such at any time since the beginning of the financial year beginning February 1, 2007, any proposed nominee for election as a Trustee, or their respective associates or affiliates, in any matter to be acted on at the Meeting.

## THE FUND

The Fund is an open-ended mutual fund trust governed by the laws of the Province of Manitoba and created pursuant to a Declaration of Trust dated as of January 31, 1997 (the "Declaration of Trust"), which was amended on March 2, 1997, June 4, 1998, February 25, 2003, June 9, 2005 and June 1, 2007. The Fund is administered by a Board of Trustees. The principal and head office of the Fund is located at 77 Main Street, Winnipeg, Manitoba R3C 2R1.

The Fund is a limited-purpose trust and is restricted to:

(a) investing in such securities as may be approved from time to time by the Trustees;

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any units and making distributions to unitholders; and

(d) undertaking such other business and activities as shall be approved by the Trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act.

## TRUSTEES

The table below tells you about the nominated Trustees, along with how many Deferred Units Rights ("DUR's") under the Deferred Unit Plan and units they own. See *Compensation of Trustees* for more information. The number of DUR's that each Trustee holds has been rounded to the nearest whole number. DUR's do not carry any voting rights.

The table also states the value of the Trust Units or DUR's each Trustee needs in order to meet the unit ownership guideline for Trustees. Each Trustee is required to accumulate at least three times the value of the annual retainer in Trust Units or DUR's by the fifth anniversary of the Trustee becoming a Trustee. Each Trustee holds office until the next Annual Meeting of Unitholders or until a successor is elected or appointed. It is not expected that any of the nominated Trustees will be unable to serve as a Trustee.

According to the Fund's Declaration of Trust, there must be between seven and 11 Trustees on the Board of Trustees. The Board of Trustees determines the number of Trustees to be elected at any unitholder meeting.

## ELECTION OF TRUSTEES OF THE FUND

The Declaration of Trust provides for a Board of Trustees consisting of a minimum of seven Trustees and a maximum of 11 Trustees.

It is proposed that the number of Trustees to be elected at the meeting be 10, all of whom shall hold office until the next Annual Meeting of the Unitholders of the Fund or until his or her earlier removal or resignation. All of the individuals listed under the heading "Trustees" have indicated their willingness to serve as a Trustee. Information given herein with respect to each of the current Trustees and the proposed Trustees is based upon information furnished to the Fund by each such individual.

Outlined below are the persons who are currently Trustees and all persons who are proposed to be nominated for election as Trustees, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment and the approximate number of units beneficially owned, directly or indirectly, or subject to control or direction by each of them.

### Trustee Nominees



**Ian Sutherland**, 63
Oro Medonte, Ontario

Chairman of the Board of NWC since 1997; CEO of NWC from 1993 to 1997. For most of his career, he has been an officer of MCAN Mortgage Corporation and its predecessor, The Mutual Trust Company. Director, MCAN Mortgage Corporation, Renasant Financial Partners Ltd. (formerly Clearlink), Strongco Income Fund, and Transport Nanuk Inc. NWC Director since he participated in the founding of the Company and the purchase of Northern Stores from the Hudson's Bay Company in 1987. NWC Director from 1978 to 2007. NWF Trustee since 1997.



**Edward S. Kennedy**, 48
Winnipeg, Manitoba

President & CEO, NWC; Chairman & CEO, Alaska Commercial Company; Chairman & CEO, Cost-U-Less, Inc. Edward joined NWC in 1989. Director, Transport Nanuk Inc. Board member of Destination Winnipeg Inc., Red River College, the Winnipeg Poverty Reduction Council and the Advisory Board of the Richard Ivey School of Business (University of Western Ontario). In June 2006, Edward was presented with the Retail Council of Canada's "Distinguished Canadian Retailer of the Year" award. In October 2007, he was presented with the University of Alberta School of Retailing's "Henry Singer Award" for exceptional leadership in the retail sector. NWC Director from 1989 to 2007. NWF Trustee since 2005.



**David G. Broadhurst,** 66
Toronto, Ontario

Member of:
Audit Committee
Pension Supervisory Committee

President of Poynton Investments Limited; President & COO of Reeve Court Insurance Limited (Bermuda) from 1998 to 2001; Investment Banker with First Marathon Securities Limited from 1996 to 1998; previously spent his entire career with Price Waterhouse Canada retiring in 1996 as the Senior Tax Partner. Director, MCAN Mortgage Corporation. NWC Director from 2005 to 2007. NWF Trustee since 1997.



**Frank J. Coleman**, 54
Corner Brook, Newfoundland and Labrador

Member of:
Governance and Nominating Committee (Chair)
Human Resources and Compensation Supervisory Committee

President & CEO of the Coleman Group of Companies since 1989. Chair, President & CEO of Humber Capital Corporation; President & CEO of Humber Valley Paving Ltd. Director, Canadian Council of Grocery Distributors and United Grocers Inc. NWC Director from 1999 to 2007. NWF Trustee since 2005.



**Wendy F. Evans,** 57
Toronto, Ontario

Member of:
Audit Committee
Human Resources and Compensation Supervisory Committee

President, Evans and Company Consultants Inc. since 1987 providing international marketing, financial and management services. Adjunct Professor, Ted Rogers School of Retail Management, Ryerson University, and author of "Border Crossings", a book dealing with doing business in the United States. Director, Sun Life Financial Trust, Canadian Cancer Society; Chair, Granite Club; Corporate Cabinet Member, Conservation Foundation. Served on the Advisory Board of the Ontario Retail Sector Strategy. NWC Director from 2005 to 2007. NWF Trustee since 2005.



**Robert J. Kennedy**, 58
Winnipeg, Manitoba

Member of:
Governance and Nominating Committee
Human Resources and Compensation Supervisory Committee

Chief Executive Officer, WiBand Communications Corp. since 1999; Worldwide Business Development Executive of the IBM Corporation from 1997 to 1999; CEO and founder of PBSC Computer Training Centres from 1985 to 1997; CEO and founder of ComputerLand Western Canada from 1978 to 1987. NWC Director from 2003 to 2007. NWF Trustee since 2005.



**Gary J. Lukassen**, 64
Mississauga, Ontario

Member of:
Audit Committee (Chair)
Governance and Nominating Committee

Executive Vice-President and CFO of the Hudson's Bay Company (HBC) from 1989 until his retirement in 2001; Director of the HBC from 1987 to 2001; Senior Vice-President, Finance and Administration of the HBC from 1987 to 1989. Director, AbitibiBowater Inc. NWC Director from 1987 to 2007. NWF Trustee since 2005.



**Keith G. Martell**, 45
Saskatoon, Saskatchewan

Member of:
Audit Committee
Human Resources and Compensation Supervisory Committee

Chairman of the First Nations Bank of Canada since 1997; Executive Director of Finance of the Federation of Saskatchewan Indian Nations from 1994 to 1997; Chartered Accountant with KPMG from 1985 to 1994. Director, Public Sector Pension Investment Board of Canada, Potash Corporation of Saskatchewan Inc. and a Trustee of Flying Dust First Nation TLE Trust and Primrose Lake Settlement Trust. NWC Director from 2000 to 2007. NWF Trustee since 2005.



**James G. Oborne**, 66
Winnipeg, Manitoba

Member of:
Audit Committee
Pension Supervisory Committee (Chair)

Chairman of Westgate Capital Group and Managing Partner of the Vision Capital Fund LP since 1990. Chairman of a large public sector pension plan in Manitoba from 1979 to 1993; thereafter the CEO of its investment management subsidiary to the sale of such in 1999. Investment Dealer working in various capacities in Montreal, Toronto and Winnipeg with two national firms from 1965 to 1989. In addition to serving as a Director of roughly 25 corporations across Canada in the last 25 years, reflecting his pension and venture capital management responsibilities, he continues as a Director of Inspyre Solutions Inc. of Winnipeg and Lumira Capital Corp. in Toronto. NWC Director from inception in 1987 to 2007. NWF Trustee since 2005.



**H. Sanford Riley**, 57
Winnipeg, Manitoba

Member of:
Human Resources and Compensation Supervisory Committee (Chair)
Pension Supervisory Committee

President & CEO of Richardson Financial Group Limited since 2002; Chairman of Investors Group Inc. from 2001 to 2002; President & CEO of Investors Group Inc. from 1992 to 2001. Chancellor of the University of Winnipeg; Chairman, University of Winnipeg Foundation. Director, Molson Coors Brewing Company and James Richardson & Sons affiliated companies. NWC Director from 2003 to 2007. NWF Trustee since 2005.

## About the Nominated Trustees

**Information shown in this chart is as of April 21, 2008**

| Name | Trustee Since | Year | Trust Units Beneficially Owned or Subject to Control or Direction | Number of Deferred Unit Rights (DUR's) | Total Number of Trust Units and DUR's | Total Value of Trust Units and DUR's (1) $ | Value of Trust Units / DUR's required to meet Ownership Guideline $ |
|---|---|---|---|---|---|---|---|
| David G. Broadhurst (4) | 1997 | 2007 | 15,000 | 5,597 | 20,597 | $395,256 | $60,000 |
| | | 2006 | 15,000 | 3,285 | 18,285 | 344,307 | |
| | | Change | - | +2,312 | +2,312 | +50,949 | |
| Frank J. Coleman | 2005 | 2007 | 108,500 | 1,412 | 109,912 | 2,109,211 | 60,000 |
| | | 2006 | 121,500 | 831 | 122,331 | 2,303,493 | |
| | | Change | -13,000 | +581 | -12,419 | -194,282 | |
| Wendy F. Evans | 2005 | 2007 | 5,300 | 5,440 | 10,740 | 206,101 | 60,000 |
| | | 2006 | 4,500 | 3226 | 7,726 | 145,481 | |
| | | Change | +800 | +2,214 | +3,014 | +60,620 | |
| R.J. (Bob) Kennedy (8,9) | 2005 | 2007 | 6,000 | 5,549 | 11,549 | 221,625 | 60,000 |
| | | 2006 | 6,000 | 3,229 | 9,229 | 173,782 | |
| | | Change | - | +2,320 | +2,320 | +47,843 | |
| Edward S. Kennedy (2) | 2005 | 2007 | 423,425 | - | 423,425 | 8,125,526 | 60,000 |
| | | 2006 | 423,352 | - | 423,352 | 7,971,718 | |
| | | Change | +73 | - | +73 | +153,808 | |
| Gary J. Lukassen (7) | 2005 | 2007 | 14,250 | 4,878 | 19,128 | 367,066 | 60,000 |
| | | 2006 | 14,250 | 3,097 | 17,347 | 326,644 | |
| | | Change | - | +1,781 | +1,781 | +40,422 | |
| Keith G. Martell | 2005 | 2007 | 6,000 | 2,637 | 8,637 | 165,744 | 60,000 |
| | | 2006 | 6,000 | 1,488 | 7,488 | 140,999 | |
| | | Change | - | +1,149 | +1,149 | +24,745 | |
| James G. Oborne (5,6) | 2005 | 2007 | 195,000 | 1,609 | 196,609 | 3,772,927 | 60,000 |
| | | 2006 | 195,000 | 1,017 | 196,017 | 3,691,000 | |
| | | Change | - | +592 | +592 | +81,927 | |
| H. Sanford (Sandy) Riley | 2005 | 2007 | 10,000 | 6,588 | 16,588 | 318,324 | 60,000 |
| | | 2006 | 10,000 | 3,966 | 13,966 | 262,980 | |
| | | Change | - | +2,622 | +2,622 | +55,344 | |
| Ian Sutherland (4) | 1997 | 2007 | 967,000 | 14,346 | 981,346 | 18,832,030 | 60,000 |
| | | 2006 | 997,700 | 8,974 | 1,006,674 | 18,955,671 | |
| | | Change | -30,700 | +5,372 | -25,328 | -123,641 | |

(1) Closing unit price on April 21, 2008 was $19.19
Closing unit price on April 20, 2007 was $18.83
Closing unit price to value the DUR's on April 21, 2008 was $19.19
Closing unit price to value the DUR's on April 20, 2007 was $18.83

(2) Edward Kennedy is not eligible to participate in the Deferred Units Rights Plan as he is an employee of the Company.

(3) The average age of the nominated Trustees is 58. The mandatory retirement age for Trustees is 70.

(4) Ian Sutherland and David G. Broadhurst serve together as directors of MCAN Mortgage Corporation.

(5) Mr. James G. Oborne was a Director and founding member along with five others of Futureview Inc., a company that went public in January 2001 on the Winnipeg Stock Exchange using its Keystone Company Program and subsequently became listed on the TSX Venture Exchange. The shares of Futureview Inc. were suspended from trading in 2003 due to the company's failure to complete a required qualifying transaction as required by TSX Venture Exchange policy. The company was wound up in April 2004 after the external public shareholders had been returned 100 percent of their original investment and all corporate liabilities had been paid.

(6) Mr. James G. Oborne was a Director of Jazz Golf Equipment Inc. from prior to it being a Reporting Issuer until October 6, 2006, at which time he resigned due to a disagreement as to corporate strategy being directed by the major shareholder's Trustee appointees. On October 27, 2006, the Board via press release announced approval of the sale of assets to a subsidiary of Ensis Growth Fund Inc., the largest shareholder

and creditor of Jazz, under the Bankruptcy and Insolvency Act, subsequently Court approved on November 22, 2006. The shares ceased trading on January 5, 2007.

(7) Mr. Gary J. Lukassen was a Director of Stelco Inc. from June 2002 until March 31, 2006. On January 29, 2004 Stelco Inc. filed for and was granted Court protection under the Companies' Creditors Arrangement Act ("CCAA"). Stelco Inc. emerged from Court protection under the CCAA on March 31, 2006.

(8) Mr. R.J. (Bob) Kennedy was a Director and officer of WiBand Corporation. In December 2001, WiBand Communications Corp. was sold to OA Group Inc. an issuer listed on the TSX Venture Exchange. Shares were exchanged and the shareholders of WiBand Communications Corp. received shares in OA Group Inc. As a condition of the share exchange, Mr. Kennedy was to be included on the management slate of the Board of Trustees of OA Group Inc. He was elected to the Board of Trustees OA Group Inc. on June 20, 2002. Upon seeing the financial condition of OA Group Inc. Mr. Kennedy resigned on July 8, 2002. OA Group Inc. went into receivership on July 15, 2002. Mr. Kennedy bought certain assets from the receiver and continues the business under the WiBand name.

(9) Mr. R. J. (Bob) Kennedy was a Director of Jazz Golf Equipment Inc. In 2006, Jazz Golf Equipment Inc., a company listed on the TSX Venture Exchange filed a proposal under the Bankruptcy Act to sell its assets to Ensis Corporation to become a private company. Under the proposal, all creditors were to be satisfied. Mr. Kennedy resigned on November 22, 2006 from the Board. Jazz Golf Equipment Inc. was de-listed from the TSX Venture Exchange.

## Meeting Attendance

The following table summarizes the attendance of the current Trustees for meetings for the financial year of the Company ended January 31, 2008. Committee membership is subject to change on an annual basis after the Annual General Meeting of Unitholders of the Fund. The table below reflects the number of meetings that a Trustee attended for the period of time they were a member of that committee. Trustees who are members of Committees are expected to attend Committee meetings.

| | **Board** (11 Meetings) (5 Regular) (6 Special) | | **Audit Committee** (5 Meetings) | | **Governance and Nominating Committee** (3 Meetings) | | **Human Resources and Compensation Supervisory Committee** (3 Meetings) | | **Pension Supervisory Committee** (2 Meetings) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | **Number** | **%** | **Number** | **%** | **Number** | **%** | **Number** | **%** | **Number** | **%** | **Total %** |
| David G. Broadhurst | **5 of 5**<br>**6 of 6** | **100**<br>**100** | **5 of 5** | **100** | - | | - | | **2 of 2** | **100** | **100** |
| Frank J. Coleman | **4 of 5**<br>**5 of 6** | **80**<br>**83** | - | | **1 of 1** | **100** | **3 of 3** | **100** | **1 of 1** | **50** | **88** |
| Wendy F. Evans | **5 of 5**<br>**5 of 6** | **100**<br>**83** | **5 of 5** | **100** | - | | **3 of 3** | **100** | - | | **95** |
| R.J. (Bob) Kennedy | **5 of 5**<br>**6 of 6** | **100**<br>**100** | - | | **3 of 3** | **100** | **3 of 3** | **100** | - | | **100** |
| Edward S. Kennedy | **5 of 5**<br>**6 of 6** | **100**<br>**100** | - | | - | | - | | - | | **100** |
| Gary J. Lukassen | **5 of 5**<br>**5 of 6** | **100**<br>**83** | **5 of 5** | **100** | **1 of 1** | **100** | **2 of 2** | **100** | - | | **95** |
| Keith G. Martell | **5 of 5**<br>**6 of 6** | **100**<br>**100** | **5 of 5** | **100** | **2 of 2** | **100** | **1 of 1** | **100** | - | | **100** |
| James G. Oborne | **5 of 5**<br>**6 of 6** | **100** | **5 of 5** | **100** | - | | - | | **2 of 2** | **100** | **100** |
| H. Sanford (Sandy) Riley | **4 of 5**<br>**5 of 6** | **80**<br>**83** | - | | **1 of 1** | **100** | **3 of 3** | **100** | **1 of 1** | **100** | **88** |
| Ian Sutherland | **5 of 5**<br>**6 of 6** | **100**<br>**100** | - | | - | | - | | - | | **100** |

- The Chairman of the Board and the President & CEO are not members of any committees but attend meetings of the committees as invited guests.
- Other Trustees will also often attend committee meetings on the same basis.

## STATEMENT OF FUND GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101") and National Policy 58-201 *Corporate Governance Guidelines* ("NP 58-201") were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to Multilateral Instrument 52-110 *Audit Committees* ("52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Fund is committed to the highest standards of corporate governance. The Board of Trustees ("the Board") and each of their committees have continued to refine the Fund's and the Company's governance policies and practices in light of regulatory initiatives in Canada that have been adopted to improve corporate governance.

The corporate governance practices of the Fund, and its subsidiaries and other operating entities are similar and are set out below.

Disclosure regarding the governance structure and practices of the Fund and its affiliated entities are similar and are set out below.

### Composition of the Board of Trustees

The Board of Trustees currently consists of 10 Trustees. The Board of Trustees believes that 10 Trustees is appropriate for an issuer of the size of the Fund and believes that the range of expertise and skills facilitate Board effectiveness.

Of the 10 Trustees, nine are independent within the meaning of NI 58-101. Each of Ian Sutherland, David G. Broadhurst, Frank J. Coleman, R.J. (Bob) Kennedy, Gary J. Lukassen, Keith G. Martell, James G. Oborne, H. Sanford (Sandy) Riley and Wendy F. Evans is an independent Trustee. Edward S. Kennedy, the President & CEO of the Company is not independent.

The following Trustees are also directors or trustees of other reporting issuers as follows,

| | | |
|---|---|---|
| David G. Broadhurst | - | MCAN Mortgage Corporation |
| Frank J. Coleman | - | Humber Capital Corporation |
| Wendy F. Evans | - | Sun Life Financial Trust |
| Gary J. Lukassen | - | AbitibiBowater Inc. |
| H. Sanford (Sandy) Riley | - | Molson Coors Brewing Company |
| Ian Sutherland | - | MCAN Mortgage Corporation |
| | - | Renasant Financial Partners Ltd. |
| | - | Strongco Income Fund |
| Keith G. Martell | - | First Nations Bank of Canada |
| | - | Potash Corporation of Saskatchewan Inc. |

At all regularly scheduled meetings of the Board of Trustees, the independent Trustees meet separately from management.

In order to ensure that the Board can function independently from management, the Fund and its affiliated entities has separated the roles of Chair of the Board of Trustees and CEO. The Chair of the Board of Trustees is Ian Sutherland, who is independent. The CEO is Edward Kennedy.

Individual Trustees may, with the consent of the Chair of the Governance and Nominating Committee, engage outside advisors at the expense of the Fund.

Committees of the Board of Trustees are authorized from time to time, and as appropriate, to retain outside advisors at the Fund's expense.

**Board Mandate**

The general responsibilities of the Board of Trustees is to supervise the management of the Fund's affairs and to act in the Fund's best interests and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances. In doing so, the Board of Trustees act in accordance with the Fund's Declaration of Trust, written mandates and policies of the committees of the Trustees and the Fund's Code of Ethics and other internal policies

The Trustees are elected by the unitholders and are responsible for the stewardship of the affairs of the Fund. The Trustees discharge their responsibility through the Audit Committee and by supervising and managing the investments and affairs of the Fund. The Trustees also oversee the governance of the Fund, monitoring of financial performance and other financial reporting matters including approval and compliance with the policies and procedures by which the Fund is operated and overseeing the Fund's communications and reporting responsibilities. The Board of Trustees also supervises and advises the Human Resources and Compensation Supervisory Committee and the Pension Supervisory Committee in the Fund's affiliated entities and is responsible for the following matters:

(a) Strategic Planning Process

The Board discusses and reviews materials relating to the strategic plan with management.

The Board is responsible for reviewing and approving the strategic plan and the annual operating and capital budgets.

The Board monitors progress on the strategic plan and receives regular updates on the strategic plan and major initiatives.

The Board's approval is required for any transaction that would have a significant impact on the strategic plan.

(b) Risk Management

The Board is responsible for ensuring a process is in place that identifies the principle risks of the Fund and its affiliated entities and ensures that risk management systems are implemented.

The Board, through the Audit Committee, among other things:

(i) reviews financial and accounting related risks;

(ii) reviews disclosure controls and procedures and internal controls over financial reporting of the Fund and its affiliated entities;

(iii) reviews and recommends for approval, the external auditor; and

(iv) meets to review reports and discuss significant risk areas with the internal and external auditors.

(c) Human Resources and Compensation

The Board of Trustees through the Human Resources and Compensation Supervisory Committee is responsible to supervise and advise on matters relating to:

(i) the appointment of the President & Chief Executive Officer of the Fund and its affiliated entities ("CEO");

(ii) the review and approval of the compensation programs for senior management including the Fund's unit purchase loan plan and executive annual incentive plan;

(iii) the evaluation of the performance of (i) the CEO; and (ii) each officer who reports to the CEO taking into account evaluations provided by the Human Resources and Compensation Supervisory Committee;

(iv) the review and approval of compensation of the Chair of the Board of Trustees, Chairs of the committees of the Board of Trustees and of the Trustees taking into account the recommendations of the Governance and Nominating Committee; and

(v) succession planning, including the appointment, training and monitoring of senior management.

(d) Communications and Disclosure

The Board approves all of the major communications of the Fund, including:

(i) the quarterly and annual financial statements of the Fund and accompanying management's discussion & analysis;

(ii) the Fund's annual report;

(iii) the Fund's annual information form;

(iv) the Fund's annual and quarterly press releases; and

(v) the Fund's annual notice of meeting and annual management information circular.

The Fund communicates with its unitholders through a number of channels including its web site.

The Board approves the Policy on Public Communication and Continuous Secondary Market Disclosure that covers the accurate and timely communication of all material information by the Fund. Unitholders can provide feedback to the Fund in a number of ways, including e-mail or calling toll-free 1-800-782-0391.

(e) Governance

The Board, through its Audit Committee, examines the effectiveness of the Fund's internal control system, including information technology security and control. The Audit Committee understands the scope of internal and external auditors review of internal control over financial reporting and obtains reports on significant findings and recommendations together with management's responses.

The Board of Trustees meets at least once each fiscal quarter, with additional meetings as required. Each Trustee has a responsibility to attend and participate in meetings of Trustees.

The Governance and Nominating Committee is responsible for considering and recommending nominees for election to the Board. This committee is also responsible for overseeing the evaluation of the Board and each Trustee. In considering nominees for election to the Board, the Governance and Nominating Committee takes into account the appropriate expertise and background to contribute to the support of the Fund's strategy and operations as well as the geographic diversity and the primary markets in which the Fund's affiliated entities operate.

The Governance and Nominating Committee is responsible for reviewing annually the structure and mandates of each committee of the Board of Trustees and assessing the effectiveness of each committee. It is also the responsibility of the Chair of the Board of Trustees to ensure its effective operation and to ensure that it discharges its responsibilities.

The Governance and Nominating Committee reviews the adequacy of, and form of compensation for the Trustees and members of committees of the Board of Trustees and recommends any changes to the compensation of the Board of Trustees and its committees. In this regard, the committee compares the Trustees' compensation to that of similar issuers.

In addition to those matters which must by law be approved by the Trustees, the Board of Trustees reviews and approves dispositions, acquisitions or investments which are outside the ordinary course of business of the Fund and its affiliated entities.

The Board of Trustees also approves changes in senior management. The Trustees have access to management of the Fund and the Fund's advisors in order to assist in their understanding of proposed actions by the Board of Trustees and the implications of voting for or against such actions.

The size of the Board of Trustees has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called to review new opportunities. The Board of Trustees is thus able to act quickly and remain well informed at all times. The management of the Fund has been able to liaise regularly with the Board of Trustees in seeking approval for any activities outside the normal course of business.

**Position Descriptions**

It is the responsibility of the Chair of the Board of Trustees to ensure effective operation of the Board of Trustees and to ensure that it discharges its responsibilities.

It is the responsibility of each Chair of each committee of the Board of Trustees to ensure effective operation of the committee and to ensure that each committee discharges its responsibilities.

A position description has been developed for the CEO. The Human Resources and Compensation Supervisory Committee is responsible for reviewing and approving the corporate objectives (financial and personal) which the CEO is responsible for meeting. This committee also conducts the annual assessment of the CEO's performance against these objectives. The results of the assessment is reported to the Board of Trustees.

**Orientation and Continuing Education**

Trustees are given the opportunity to individually meet with senior management to improve their understanding of the operations of the Fund and its affiliated entities. For new Trustees, tours are arranged of several of the key operations of certain of the Fund's operating subsidiaries. Trustees are also provided with a reference binder that includes, among other things, information on the organizational structure of the Fund and its affiliated entities, the structure of the Board of Trustees and its committees and the policies of the Fund. On an ongoing basis, presentations are delivered on various aspects of the activities and functions of the Fund and its affiliated entities. In addition, regardless of whether a meeting of the Board is scheduled, all Trustees regularly receive information on the operations of the Fund and its affiliated entities, including a report from the CEO, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All executives are available for discussions with Trustees concerning any questions or comments which may arise between meetings.

**Ethical Business Conduct**

The Board of Trustees has adopted a Code of Conduct that governs the behavior of its Trustees, senior management and employees. It is designed to ensure that Trustees, management and employees use independent judgment in considering transactions and agreements in respect of which an individual may have a material interest, and describes other steps taken to encourage and promote a culture of ethical business conduct. A copy of the code can be obtained by contacting the Secretary of the Fund.

**Committees of the Board**

The Board of Trustees has four committees who oversee the activities of both the Fund and its affiliated entities. The Chair of the Board of the Trustees is an *ex officio* non-voting member of all committees of the Board of Trustees.

**Audit Committee**

The current members of the Audit Committee are: Gary J. Lukassen (Chair), David G. Broadhurst, Wendy F. Evans, Keith G. Martell and James G. Oborne. Each of the members of the Audit Committee is "independent' and "financially literate" within the meaning of MI 52-110.

The committee met five times in 2007 and all members attended according to their time on the committee. Under the terms of the Audit Committee mandate, the committee is responsible for, among other things, reviewing the Fund's financial reporting procedures, internal controls, recommending the appointment of the external auditors as well as reviewing the performance of the Fund's external auditors.

The Audit Committee is also responsible for reviewing the quarterly and the annual financial statements of the Fund and related news releases and management's discussion & analysis prior to their approval by the Board of Trustees.

The Audit Committee reviews management's report on compliance with the Fund's Code of Conduct policy.

An internal auditor for the Fund and its affiliated entities reports regularly to the Audit Committee.

The Audit Committee has direct communications channels with the internal and external auditors to discuss and review specific issues as appropriate.

The Audit Committee mandate is reviewed by the Board at least annually.

The Audit Committee meets with the Fund's external and internal auditors without management at least once per year.

The external auditors are accountable to the Board and the Audit Committee, as representatives of the unitholders. The Declaration of Trust provides that the unitholders shall appoint the auditors of the Fund at each annual meeting of the unitholders.

With respect to the external auditors, the Audit Committee is responsible for:

(a) recommending to the Board the firm of chartered accountants to be nominated for appointment as external auditors by the unitholders;

(b) evaluating their performance;

(c) recommending their replacement, if appropriate;

(d) approving the proposed terms of engagement and establishing their compensation;

(e) prior approval of any non-audit related services; and

(f) monitoring their independence. In this regard, the Audit Committee:
- reviews reports from the external auditors confirming their independence from the Fund and its affiliated entities;
- reviews the non-audit services provided by the external auditors, as well as the external auditor's conclusion that the provision of those services does not prevent

them from meeting the professional standards for objectivity and legal requirements for independence; and

- discusses with the external auditors any items in the written disclosure required by the Canadian Institute of Chartered Accountants General Assurance and Auditing Recommendations, Section 5751, *Communications With Those Having Oversight Responsibility for the Financial Reporting Process*, that might be perceived to affect the external auditors' objectivity and independence

The Audit Committee meets with the external auditors to:

(a) review the planned scope of the audit, the areas of special emphasis and the materiality levels proposed to be employed;

(b) review and approve the external auditors client services plan;

(c) confirm that management has not placed any restrictions on the scope and nature of planned audits; and

(d) review the results of the audit and discuss the external auditors' opinion on accounting controls and the quality of our financial reporting.

Management is responsible for evaluating recommendations made by the external auditors and for implementing recommendations that are accepted, including recommendations related to the Fund's system of financial internal controls.

Fees paid to the external auditors in the past two years with respect to services provided to the Fund and the Company were:

| | **2007** | **2006** |
|---|---:|---:|
| Audit fees | $298,632 | $337,808 |
| Audit related fees [(1)] | 23,056 | 12,297 |
| Tax fees [(2)] | 249,978 | 257,825 |
| Other fees [(3)] | 16,301 | 11,962 |
| | | |
| **Total** | **$587,967** | **$619,892** |

[(1)] Audit related fees include store audit procedures, review of procedures for the Fund, and confirmation of compliance with senior debt covenants.
[(2)] Tax compliance services and tax planning advice.
[(3)] Canadian Public Accountability Board fees and advice on the reorganization of the Fund.

The full text of the Audit Committee mandate is attached as Appendix "A" to the Fund's annual information form dated April 25, 2008, a copy of which is available on SEDAR at *www.sedar.com* and on the Company's website *www.northwest.ca.*

**Human Resources and Compensation Supervisory Committee**

The current members of the Human Resources and Compensation Supervisory Committee are: H. Sanford (Sandy) Riley (Chair), Frank J. Coleman, Wendy F. Evans, R.J. (Bob) Kennedy, and Keith G. Martell, each of whom is "independent" within the meaning of NI 58-101.

The committee met three times in 2007 and all members attended.

The Human Resources and Compensation Supervisory Committee makes recommendations to the Board of Trustees on, among other things, executive compensation, the compensation of the CEO, and reviews other aspects of executive compensation, such as the Fund's unit compensation plans. The committee reviews and approves the total compensation philosophy of the Fund and the key elements of the program design. The Human Resources and Compensation Supervisory Committee also insures that the Fund complies with securities legislation with respect to executive compensation disclosure in its management information circulars.

The Human Resources and Compensation Supervisory Committee is permitted, without any separate approval being required, to retain consulting firms at the expense of the Fund, to assist the committee in the evaluation of the CEO and other executive Officers and in setting executive compensation.

**Pension Supervisory Committee**

The current members of the Pension Supervisory Committee are: James G. Oborne (Chair), David G. Broadhurst and H. Sanford (Sandy) Riley, each of whom is "independent" within the meaning of National Instrument 58-101 – *Disclosure of Corporate Governance Practices*.

The Pension Supervisory Committee has three members and met two times in 2007 and all members attended.

The Pension Supervisory Committee is responsible for overseeing matters relating to the investment policies, actuarial valuations, regulatory requirements, employee communications and performance of the Fund's pension funds.

**Governance and Nominating Committee**

The current members of the Governance and Nominating Committee are: Frank J. Coleman (Chair), R.J. (Bob) Kennedy and Gary J. Lukassen, each of whom is "independent" within the meaning of NI 58-101.

The committee met three times in 2007 and all members attended.

The committee recommends to the Board the size and composition of the Board and its committees, identifies and recommends suitable Trustee candidates, sets Trustee's compensation and surveys and evaluates Board performance.

The Governance and Nominating Committee is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Fund. This committee also monitors compliance with any rules, regulations, procedures or guidelines promulgated by regulatory authorities having jurisdiction over the Fund (including applicable stock exchanges) relating to corporate governance. The Board of Trustees is responsible for reviewing and approving the set of corporate governance principles recommended by the Governance and Nominating Committee.

## TRUSTEE COMPENSATION

Trustees who are not officers or employees of the Company are entitled to a quarterly fee of $5,000, a fee of $1,000 per meeting of the Trustees attended, a fee of $1,000 per committee meeting attended and a quarterly fee of $1,500 for each committee on which the Trustee serves as Chair, with the exception of the Chair of the Audit Committee who receives $2,500 to serve as Chair. The Chairman of the Fund is paid a quarterly fee of $20,000.

Trustee fees earned in the year ended January 31, 2008 are reflected on the following chart.

| Trustees | Fees Reinvested in DUR's ($) | Fees Paid in Cash ($) | Total Trustee Fees ($) |
|---|---|---|---|
| Ian Sutherland | $ 91,000 | $ - | $ 91,000 |
| James G. Oborne | 10,000 | 36,000 | 46,000 |
| Frank J. Coleman | 10,000 | 27,000 | 37,000 |
| David G. Broadhurst | 40,000 | - | 40,000 |
| H. Sanford (Sandy) Riley | 44,000 | - | 44,000 |
| Gary J. Lukassen | 30,000 | 17,000 | 47,000 |
| Keith G. Martell | 20,000 | 21,000 | 41,000 |
| Wendy F. Evans | 37,000 | - | 37,000 |
| R. J. (Bob) Kennedy | 37,000 | - | 37,000 |
| Total | $ 319,000 | $101,000 | $420,000 |

### Deferred Unit Plan

At the June 8, 2006 Annual and Special Meeting of Unitholders, the unitholders passed a resolution approving the adoption by the Fund of a deferred unit plan (the "Deferred Unit Plan") which authorized the Board of Trustees to grant awards ("Awards") of deferred units ("Deferred Units") to Trustees, other than a Trustee who is also an employee of the Fund, the Company or an affiliate of the Fund. The Fund granted 18,331 Deferred Units to Trustees in the last financial year.

The principal purpose of the Deferred Unit Plan is to enhance the ability of the Fund and the Company to attract and retain independent Trustees whose training, experience and ability contribute to the effective governance of the Fund, the Company and affiliates of the Fund and to directly align the interests of such independent Trustees with the interests of unitholders. The Deferred Unit Plan is designed to permit such independent Trustees to defer the receipt of all or a portion of the cash compensation otherwise payable to them for services to the Fund and the Company.

Under the terms of the Deferred Unit Plan, each Participant may elect to receive all or any portion of the Participant's annual retainer, Chair retainers and meeting fees (other than fees for service on a special or other *ad hoc* committee unless otherwise determined by the Board) in Deferred Units.

Participants are credited with Awards on a quarterly basis. The number of DUR's underlying an Award is calculated on the date of grant by dividing the portion of the Participant's fees that are payable to the Participant in units for the current quarter, by the fair market value of the units on the date that the Award is granted. Fair market value is the weighted average trading price of the units on the Toronto Stock Exchange for the five trading days on which the units traded immediately preceding such date.

Each Award will entitle the holder to be issued the number of units designated in the Award and such Awards will be exercisable by the Participant at any time and from time to time at the Participant's option up to but not later than December 31st of the first calendar year commencing after the date a Participant ceases to be a Trustee.

The Deferred Unit Plan provides that the maximum number of units reserved for issuance from time to time pursuant to Awards shall not exceed a number of units equal to 2% of the aggregate number of issued and outstanding units; plus the number of units issuable upon exchange of outstanding Exchangeable Securities (as defined in the Deferred Unit Plan), if any. The aggregate number of Awards granted to any single Participant shall not exceed 2% of the issued and outstanding units, calculated on an undiluted basis. In addition: (i) the number of units issuable to insiders at any time, under all security based compensation arrangements of the Fund, shall not exceed 10% of the issued and outstanding units; and (ii) the number of units issued to insiders, within any one year period, under all security based compensation arrangements of the Fund, shall not exceed 10% of the issued and outstanding units.

| Deferred Unit Plan | Number of securities to be issued upon exercise of deferred units | Weighted-average issue price of deferred units | Number of securities remaining for future issuance under equity compensation plans (excluding securities reflected in the first column) |
|---|---|---|---|
| Equity Compensation Plans approved by unitholders | 48,056 | $16.63 | 917,356 |

## REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Compensation Supervisory Committee is composed solely of independent Trustees, appointed by the Board to assist the Board in discharging its oversight responsibilities relating to human resource practices, compensation, as well as attraction and retention of key senior management employees. The Committee oversees the Company's executive compensation program on behalf of the Board of Trustees. The Committee recommends to the Board the appointment and compensation of all senior officers, including the senior officers listed in the *Summary Compensation Table* on page 31 of this management information circular.

### Review of Compensation Programs and Compensation Consultant Advice

The Human Resources and Compensation Supervisory Committee engages the services of an external compensation consultant, Hewitt Associates. The mandate of the consultant is to provide service to the Company and work for the committee in its review of executive compensation practices, executive compensation design, market trends and regulatory considerations. The consultant does not recommend compensation levels. The committee is responsible for reviewing and making final decisions subject to necessary Board approval. The committee has the final authority to hire and terminate the consultant and to approve the fees of any independent compensation consultant to assist in determining compensation for executives. The consultant may perform other services for the Company, with the approval of the committee Chair.

The committee reviews and approves executive compensation levels on an annual basis. Every three years the committee conducts an in-depth review of executive compensation including its program components and a survey of compensation for similar executives in roles at other retail companies, adjusted for size and complexity of their operations. The committee is currently completing this type of review and has engaged the services of Hewitt Associates ("Hewitt") to provide advice and counsel on executive compensation matters. The Chair of the committee has direct access to the independent consultant.

Executive compensation consultant fees paid in 2007 were as follows:

**Hewitt Associates**

- Executive Compensation Review $37,707

**Towers Perrin**

- Alaskan Officer Market Assessment $ 7,810

The committee recognizes that independence from management is fundamental to its effectiveness in managing executive compensation programs and during 2007 held *in camera* sessions as required.

**Compensation Philosophy**

Our executive compensation program applies to all of our senior officers. It is designed to:

- Attract and retain highly qualified executives;
- Motivate superior performance; and
- Align their interests with those of unitholders.

The Company's total compensation objective is to reward its executives in the upper quartile of the market when upper quartile financial performance is achieved, as measured by average annual growth in Earnings Before Interest and Taxes (EBIT), return on net assets, cash distributions and total investor return, relative to similar-sized North American publicly traded retailers.

The executive compensation program includes three key elements:

- Annual base salary;
- Annual incentive; and
- Long term incentive through an interest free loan for the purchase of units.

The amount of annual incentive and long-term pay is dependent upon both individual and company-wide success in meeting specific performance goals, appreciation in our unit price and unit distributions. The Company's compensation strategy is weighted towards these pay-for-performance components.

The Human Resources and Compensation Supervisory Committee guidelines with respect to each compensation element are described below:

**Base Salary**

Base salary compensation levels are intended to align base salaries (including benefits and perquisites) with the median of those paid by companies in the appropriate external comparator group. Actual salaries may take up to three years to reach this target median level, depending on whether an executive is new to their position or their previous position salary level.

**Annual Incentive Plan**

The annual incentive plan rewards the achievement of EBIT based financial performance targets, adjusted for cost of capital and unusual items. Annual incentive compensation ranges from zero, if EBIT finishes below the previous year, up to a level that matches the upper quartile paid by companies in the comparator group, if the Company achieves specific upper quartile financial objectives. This typically equates to total growth of 10-15%, comprised of cash distributions and EBIT improvement.

Target incentives for executives with overall corporate accountabilities are based 100% on achieving consolidated, adjusted EBIT targets. Those executives with accountabilities solely in the Company's Canadian or International operations have their incentives based on the EBIT targets for these business segments. Executives accountable for store banners or merchandise lines of business have their target incentives primarily focused on the performance of their business units with a small percentage (10-20%) on consolidated EBIT performance.

In 2007, the President & CEO and other Company executives were eligible to receive Annual Incentive Plan awards in the following ranges:

| | **% of Annual Base Salary** |
|---|---|
| President & CEO | 0 to 112.5 percent |
| Executive Vice-Presidents | 0 to 90.0 percent |
| Vice-Presidents | 0 to 75.0 percent |

**Long-Term Incentive Plan**

The long-term incentive plan, also known as the Unit Purchase Loan Plan or "UPLP" provides loans to executives for the purpose of acquiring units of the Company. The plan aims at aligning Company executives with sustainable growth in profitability of the Fund and with our unitholders. The loans are interest-free, limited recourse, with renewable three year terms. Outstanding principal amounts are required to be paid down from after tax quarterly cash distributions on the units purchased until such time as the loan balance is less than 80% of the original principal of the loan. When the loan balance is less than 65% of the market value of the units, (80% for those loans issued prior to 2005) units can be withdrawn from the plan up to the point the remaining units in the plan fully secure the loan. The loans are secured by a pledge of such units. When an executive leaves the Company he or she has one month to settle the loan in the case of termination or six months upon retirement. Upon termination, if the value of the units is less than the outstanding loan balance the officer is forgiven the difference and receives a grossed up payment to cover the taxable benefit associated with forgiving the loan.

**Executive Unit Ownership**

The table below shows the market value of units held by each of the Named Executive Officers as of January 31, 2008, based on the closing price of the Fund on the TSX on January 31st and such actual ownership as a multiple of their respective base salary.

| Name | Market Value of Units ($) | Actual Ownership Multiple of Base Salary |
|---|---|---|
| Edward S. Kennedy | $7,799,489 | 13.38 |
| Léo P. Charrière | 2,960,389 | 9.49 |
| Russell J. Zwanka | 1,551,553 | 5.23 |
| Michael W. McMullen | 1,384,300 | 5.65 |
| Scott A. McKay | 984,531 | 6.48 |

**Compensation of the President & Chief Executive Officer**

The compensation of the President & Chief Executive Officer is governed by the Company's executive compensation principles and programs described in this Report on Executive Compensation. The President & Chief Executive Officer participates in the same incentive plans as the other Named Executive Officers. The Human Resources and Compensation Supervisory Committee conducts a formal and thorough performance assessment of the President & Chief Executive Officer when recommending his compensation for a given year.

The base salary paid to the President & Chief Executive Officer in the 2007 fiscal year was $590,000 effective May 1, 2007. The Chief Executive Officer's target annual incentive compensation for 2007 was 75% of base salary to a maximum of 1.5 times target or 112.5% of base salary. His annual incentive payment is made on the basis of achieving the Consolidated EBIT target set by the Human Resources and Compensation Supervisory Committee. In 2007, the committee also awarded a special bonus of $100,000 related to successful completion of the Cost-U-Less acquisition. No additional long term incentive awards were made to Edward Kennedy in 2007.

Submitted by the Human Resources and Compensation Supervisory Committee of the Board of Trustees:

H. Sanford (Sandy) Riley (Chair)
Frank J. Coleman
Wendy F. Evans
R.J. (Bob) Kennedy
Keith G. Martell

## EXECUTIVE COMPENSATION

This section provides details about executive compensation and employment arrangements for the financial year ended January 31, 2008. As at June 5, 2007, the Fund entered into an administration agreement with NWCGP Inc. to administer the business activities of the Fund. Accordingly compensation information relates to NWCGP Inc. and other subsidiaries of the Fund as there was no compensation paid to executives in their capacity as officers of the Fund.

### Summary Compensation Table

The table below shows the annual short-term and long-term compensation paid to the President & Chief Executive Officer ("CEO"), the Company's Chief Financial Officer ("CFO") and the Company's three other highest paid executive officers (the "Named Executive Officers") for services rendered in all capacities with respect to the three most recently completed financial years of the Company.

| | | Annual Compensation | | | | |
|---|---|---|---|---|---|---|
| Name/ Principal Position | Financial Year | Salary (Cdn $) | Annual Incentive Plan (Cdn $) (1) | Other Annual Comp. (Cdn $) (2) | All Other Compensation (Cdn $) (3) | Total Compensation (Cdn $) |
| Edward S. Kennedy<br>President & CEO | 2007<br>2006<br>2005 | $583,077<br>554,231<br>518,846 | $620,714<br>630,000<br>571,781 | $224,646<br>172,927<br>134,710 | $2,129<br>1,780<br>1,241 | $1,430,566<br>1,358,938<br>1,226,578 |
| Léo P. Charrière<br>Executive Vice-President & CFO | 2007<br>2006<br>2005 | 311,923<br>289,692<br>262,769 | 258,819<br>265,500<br>232,560 | 102,881<br>93,577<br>60,921 | 1,353<br>848<br>710 | 674,976<br>649,617<br>556,960 |
| Russell J. Zwanka<br>Executive Vice-President, Procurement & Marketing (4) | 2007<br>2006<br>2005 | 296,769<br>273,692<br>120,192 | 199,335<br>244,533<br>83,376 | 88,586<br>84,165<br>20,493 | 1,039<br>582<br>149 | 585,729<br>602,972<br>224,210 |
| Michael W. McMullen<br>Executive Vice-President Northern Canada Retail (5) | 2007 | 245,192 | 212,944 | 71,209 | 462 | 529,807 |
| Scott A. McKay<br>Vice-President & General Manager, Giant Tiger, West | 2007<br>2006<br>2005 | 151,875<br>137,692<br>128,192 | 221,034<br>168,563<br>108,615 | 34,349<br>28,428<br>14,463 | 656<br>388<br>215 | 407,914<br>335,071<br>251,485 |

(1) **Annual Incentive Plan**

This column lists the amounts earned under our Short Term Incentive Plan.

Target incentives for executives with overall corporate accountabilities are based on achievement of consolidated Earnings before Interest and Taxes (EBIT) targets for the entire Company adjusted for the cost of capital and unusual items. Target incentives for executives with business unit, region, store banner, or merchandise group ("Business Unit") accountabilities are based 80-90% on Business Unit EBIT and 10-20% on consolidated EBIT for the entire company adjusted for the cost of capital and specific items. Maximum incentives for all executives are 1.5 times the target incentive with the exception of Scott A. McKay who is on a lower base, higher variable pay program to match Giant Tiger compensation philosophy. Scott A. McKay's target incentive is 100% base salary with a maximum incentive of 150% of base salary.

(2) **Other Annual Compensation**

This column includes the imputed interest on loans incurred to purchase units, and the amount paid to officers under the flexible spending plan. The Company has a Management Ownership Plan ("MOP") under which it pays, on behalf of certain eligible management employees (including the Named Executive Officers), interest costs over 2% per annum on certain loans incurred to purchase units. This program is not significant and is being phased out with the benefit reducing as loans expire. The largest loan program is the UPLP, previously described under the Report on Executive Compensation. The annual value of the imputed interest on a UPLP loan disclosed in this column is the annual taxable value to the UPLP participant of his or her loan. The aggregate interest subsidy paid under both of these plans to Named Executive Officers for the financial year of the Company ended January 31, 2008, was $377,975.

## Breakdown of Other Compensation for the Named Executive Officers

| Named Executive Officers | Flexible Benefits ($) | MOP Interest ($) | UPLP Prescribed Interest ($) | Total Other Compensation ($) |
|---|---|---|---|---|
| Edward S. Kennedy | $58,308 | 0 | $166,338 | $224,646 |
| Léo P. Charrière | 31,192 | $7,513 | 64,176 | 102,881 |
| Russell J. Zwanka | 29,677 | 0 | 58,909 | 88,586 |
| Michael W. McMullen | 24,520 | 0 | 46,690 | 71,210 |
| Scott A. McKay | 0 | 0 | 34,349 | 34,349 |

(3) **All Other Compensation**

This column includes the value of insurance premiums paid by the Company with respect to term life insurance for the officers, contributions made by the Company to the officers' defined contribution pension plan (it is not required to disclose contributions in the defined benefit plan made by the Company for officers), relocation allowance, and any other miscellaneous payments.

(4) Russell J. Zwanka joined the Company on August 8, 2005.

(5) Michael W. McMullen joined the Company on February 5, 2007.

The total compensation for the CEO, CFO and the next three highest paid executive officers is shown below:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Named Executive Officers Compensation | $3,628,992 | $3,271,549 | $2,996,599 |
| Compensation as % of EBIT | 4.6% | 4.7% | 5.0% |
| Unitholder Return | 19% | 39% | 30% |

For the financial year ended January 31, 2008, the Company provided to all its officers a total of $2,836,965 in salaries, $2,307,101 in bonuses, $690,015 in other annual compensation and $8,212 in all other compensation.

### Indebtedness under the Unit Purchase Loan Program

During the financial year ended January 31, 2008, the Company issued loans to executive officers in the Canadian operation as part of its long-term incentive program to purchase units under a Unit Purchase Loan Plan ("UPLP"). These loans are non-interest bearing and are repayable from the after tax distributions on the units purchased using such loan proceeds or if the officer sells such units or leaves the Company. The loans have a term of either five or three years and are secured by a pledge of such units as presented in the following table. Additional loans may be made on an annual basis. The maximum aggregate amount of the loans under the UPLP is currently limited to $15,000,000. The table below summarizes the indebtedness of the executive officers to the Company.

| | Company Involvement | Largest amount outstanding during the year ended January 31, 2008 ($) | Amount Outstanding as at March 31, 2008 ($) [1] | Security Purchases during the year ended January 31, 2008 (Units) | Security for indebtedness as at March 31, 2008 (Units) | Amount Forgiven during the year ended January 31, 2008 ($) |
|---|---|---|---|---|---|---|
| Edward S. Kennedy President & CEO | Loan | $3,360,619 | $3,251,574 | 0 | 160,051 | 0 |
| Léo P. Charrière Executive Vice-President & CFO | Loan | 1,297,153 | 1,250,167 | 0 | 74,460 | 0 |
| Russell J. Zwanka Executive Vice-President, Procurement & Marketing | Loan | 1,192,179 | 1,146,511 | 0 | 70,930 | 0 |
| Michael W. McMullen Executive Vice-President, Northern Canada Retail | Loan | 1,250,001 | 1,205,783 | 74,182 | 74,182 | 0 |
| Scott A. McKay Vice-President & General Manager, Giant Tiger, West | Loan | 692,670 | 669,334 | 0 | 39,257 | 0 |
| Karen J. Milani Vice-President, Human Resources | Loan | 587,443 | 566,673 | 0 | 31,760 | 0 |
| Gerald L. Mauthe Vice-President, Information Services | Loan | 407,502 | 393,336 | 0 | 22,305 | 0 |
| John D. King Vice-President, Finance & Secretary | Loan | 376,112 | 361,045 | 0 | 24,444 | 0 |
| | | $9,163,681 | $8,844,423 | 74,182 | 497,389 | 0 |

Kenneth M. Claudel resigned from his position as Vice-President, Logistics as at January 31, 2008 and has an outstanding UPLP loan balance of $240,701 as at April 21, 2008. Units held as security against this loan are 11,520.

(1) On March 31, 2008 at the close of market on the Toronto Stock Exchange, the market value of the units held as security against the amount outstanding as shown above was $9,291,227.

## Pension Plan Disclosure

The following table shows the estimated annual benefits payable upon retirement of the Canadian officers of the Company under the Company's Pension Plan.

| | Years of Service | | | |
|---|---|---|---|---|
| Remuneration | 10 | 15 | 20 | 25 |
| $175,000 | $29,750 | $44,625 | $59,500 | $74,375 |
| 200,000 | 34,000 | 51,000 | 68,000 | 85,000 |
| 225,000 | 38,250 | 57,375 | 76,500 | 95,625 |
| 250,000 | 42,500 | 63,750 | 85,000 | 106,250 |
| 300,000 | 51,000 | 76,500 | 102,000 | 127,500 |
| 400,000 | 68,000 | 102,000 | 136,000 | 170,000 |
| 500,000 | 85,000 | 127,500 | 170,000 | 212,500 |
| 600,000 | 102,000 | 153,000 | 204,000 | 255,000 |
| 700,000 | 119,000 | 178,500 | 238,000 | 297,500 |
| 800,000 | 136,000 | 204,000 | 272,000 | 340,000 |
| 900,000 | 153,000 | 229,500 | 306,000 | 382,500 |
| 1,000,000 | 170,000 | 255,000 | 340,000 | 425,000 |
| 1,100,000 | 187,000 | 280,500 | 374,000 | 467,500 |
| 1,200,000 | 204,000 | 306,000 | 408,000 | 510,000 |
| 1,300,000 | 221,000 | 331,500 | 442,000 | 552,500 |

The previous table reflects the annual benefits payable, under the non-contributory defined benefit pension plan, to officers of the Company at age 60 for the various earnings/service combinations shown. The benefit is not reduced for early retirement at age 60 if the member has 10 years of service as an officer of the Company. The benefits do not include payments from the Canada/Quebec Pension Plan or Old Age Security.

The annual benefit payable is based on 1.7% per year of service of the average of the officer's final three years of remuneration. Remuneration includes base earnings plus bonuses. Upon death, reduced payments continue to the spouse, if applicable. Officers may elect to contribute to the plan to provide for enhanced ancillary benefits.

This table reflects the benefits payable for service as an officer. Various lower benefit formulas apply for service prior to appointment as an officer.

Officers may elect to accumulate their benefits through an alternative defined contribution arrangement. The benefits under this option will be based on the balance accumulated in their defined contribution account.

As of January 31, 2008, Edward S. Kennedy had 18 years total credited service and 17 years credited service as an officer, Léo P. Charrière had four years total credited service and four years credited service as an officer, Russell J. Zwanka had two year total credited service and two year credited service as an officer, Michael W. McMullen had one year total credited service and one year as an officer, and Scott A. McKay had three years total credited service and three years credited service as an officer.

**Termination of Employment, Change in Responsibilities and Employment Contracts**

No employment agreements are in effect for any of the Named Executives or any other executive position with the exception of severance agreements with Léo P. Charrière and Russell J. Zwanka, as detailed below.

Guidelines have been established for the termination of executive employment, subject to approval of the Human Resources and Compensation Supervisory Committee on a case by case basis.

Guidelines and/or agreements in effect are:

Termination Without Cause

- CEO would receive a lump sum payment equal to 24 months base salary plus a 10% flexible benefit payment.
- Vice President would receive a lump sum payment up to 18 months base salary plus a 10% flexible benefit.
- Léo P. Charrière has a separate termination provision outlined in his initial letter of offer which provides for a lump sum payment equal to 21 months base salary plus a 10% flexible benefit if terminated without cause within the first five years of service. After five full years of service this payment would increase to 24 months base salary plus a 10% flexible benefit payment.
- Russell J. Zwanka has a separate termination provision in his initial letter of offer which entitles him to severance compensation of 18 months base salary plus a 10% flexible benefit payment if his employment is severed without cause.

Termination – Change of Control

- A Change of Control is triggered if one or both of the following events occur:
  1. The majority of all of the assets of the company are sold.
  2. A third party acquires more than 50% of the company's equity.
- The Change of Control is in effect for 12 months following the actual change of control and is enforceable by the company other than for cause, death, retirement or disability or if the executive resigns for "good reason", which includes unilateral reductions in salary, bonus opportunities and/or benefits; forced geographical relocations; reductions in level of responsibility or title/function; or changes in business' corporate structure that negatively affects the executive's position in the hierarchy.
- Under a Change of Control the CEO would receive a lump sum payment equal to 24 months total cash compensation.
- Vice Presidents would receive a lump sum payment up to 18 months cash compensation.
- Total cash compensation is defined as base salary plus the average of the actual bonuses paid to the executive, over the prior three years.

## PERFORMANCE GRAPH

Set out below is a comparison of the cumulative total return between the Fund, with the TSX Composite, Consumer Durables/Apparel Group, Retailing Group and Food/Staples Retailing Group from January 31, 2003 to January 31, 2008.



Total Return Performance
%
450
425
400
375
350
325
300
275
250
225
200
175
150
125
100
75
50
01/31/2003
01/31/2004
01/31/2005
01/31/2006
01/31/2007
01/31/2008
431
362
260
200
144
222
183
147
121
151
93
87
NWF.UN
TSX Composite
Consumer Durables / Apparel Group
Retailing Group
Food/Staples Retailing Group


| | Jan. 03 | Jan. 04 | Jan. 05 | Jan. 06 | Jan. 07 | Jan. 08 | Compound Annual Growth |
|---|---|---|---|---|---|---|---|
| The Fund | 100 | 144 | 200 | 260 | 362 | 431 | 33.9% |
| TSX Composite | 100 | 132 | 145 | 192 | 215 | 222 | 17.3% |
| Consumers Durables/ Apparel Group | 100 | 93 | 87 | 135 | 146 | 147 | 8.1% |
| Retailing Group | 100 | 125 | 153 | 189 | 210 | 183 | 12.8% |
| Food/Staples Retailing Group | 100 | 119 | 143 | 137 | 151 | 121 | 3.8% |

Note: Assumes $100 invested January 31, 2003 in the Fund, the TSX Composite, Consumer Durables/Apparel Group, Retailing Group and Food/Staples Retailing Group. Fund distributions are reinvested on the ex-distribution date. The above referenced indices already incorporate distributions.

## INDEBTEDNESS OF TRUSTEES AND EXECUTIVES

None of the Trustees or officers of the Fund or its affiliated entities, nor any associate or affiliate of any of them, is or was indebted, directly or indirectly, to the Fund or any of its affiliated entities at any time since January 31, 2007, the beginning of the most recently completed financial year, except as previously outlined above under "Indebtedness Under the Unit Purchase Loan Program" above.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, no informed person (within the meaning of applicable securities laws) of the Fund and no proposed nominee for election as a Trustee, or any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Fund or any of its affiliated entities.

## MANAGEMENT CONTRACTS

On June 5, 2007, the Fund entered into an administration agreement with its subsidiary NWC GP Inc. The management functions of the Fund and of the Company are not performed to any substantial degree by a person or company other than the Trustees and senior officers of the Company.

## UNITHOLDER RELATIONS AND FEEDBACK

The Executive Vice-President and Chief Financial Officer of the Fund is responsible for investor relations and ensures that questions and concerns receive prompt responses.

At annual meetings, unitholders are encouraged to ask questions of the Trustees of the Fund and of the officers of the Company. In addition, a 24-hour listen line with an 800 number (1-800-563-0002) and an e-mail address *investorrelations@northwest.ca* provide unitholders with the ability to direct questions to the Fund and the Company. A web site *www.northwest.ca* provides unitholders with access to recent press releases, quarterly reports and general information on the Company and the Fund. Quarterly conference calls are held with analysts, investors and interested persons. Phone and fax numbers and the Company's web site address are printed on all Company and Fund reports.

## BOARD EXPECTATIONS OF MANAGEMENT

The Board holds management responsible for the achievement of goals set out in strategic plans. It also requires management to report on their progress on a timely, accurate and relevant basis to enable effective evaluation of performance.

## OTHER MATTERS

The Trustees know of no other matters to come before the meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

## ADDITIONAL INFORMATION

The Fund will provide to any unitholder upon request to its Secretary, a copy of:

(i) its most recent annual information form together with any document or pertinent pages of any document incorporated therein by reference;

(ii) its audited comparative consolidated financial statements for its last fiscal year together with the auditor's report thereon as well as its management's discussion and analysis relating thereto;

(iii) its most recent information circular; and

(iv) any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

Financial information regarding the Fund and its affiliated entities is contained in the Fund's annual consolidated financial statements and management's discussion and analysis relating thereto available on SEDAR at *www.sedar.com* or on the Fund's website at *www.northwest.ca*.

The contents of this Information Circular and the sending thereof have been approved by the Trustees.

By Order of the Trustees

John D. King
Vice-President, Finance
& Secretary
Winnipeg, Manitoba
April 25, 2008

# Appendix "A"

# SUMMARY OF AMENDED AND RESTATED UNITHOLDER RIGHTS PLAN

**Summary of Key Features**

The following is a summary of the features of the Rights Plan proposed to be implemented pursuant to an amended and restated unitholder rights plan agreement (the "Rights Plan Agreement") between the Fund and CIBC Mellon Trust Company, as rights agent. The summary is qualified in its entirety by the full text of the Rights Plan, a copy of which is available from the Fund as described in the Information Circular. All defined terms, where used in this summary without definition, have the meanings attributed to them in the Rights Plan Agreement.

a) Issuance of Rights

One Right was issued by the Fund in respect of each Trust Unit outstanding on March 27, 1997, the date of implementation of the Original Rights Plan, and one Right was issued and will continue to be issued in respect of each Trust Unit issued thereafter. Under the Rights Plan, the Rights are reconfirmed and the Fund reconfirms its authorization to continue the issuance of new Rights for each Trust Unit issued. Each Right entitles the registered holder thereof to purchase from the Fund one Trust Unit. The exercise price under the Rights Plan is $50. The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Trust Units having an aggregate market price equal to twice the Exercise Price.

The Rights Plan includes a provision that the Fund is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside of Canada, where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside of Canada, the Fund may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

b) Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Trust Units and will be transferable only together with the associated Trust Units. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates"), together with a disclosure statement prepared by the Fund describing the Rights will be mailed to holders of record of Trust Units (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Trust Units issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible Securities") convertible into or exchangeable for Trust Units. The Rights will trade separately from the Trust Units after the Separation Time.

c) Separation Time

The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the "Trust Unit Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person, and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Fund or any Subsidiary of the Fund) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Trustees. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

d) Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units. Excluded from the definition of "Acquiring Person" are the Fund and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of one or more or any combination of an acquisition or redemption by the Fund of Trust Units, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Rights Plan Agreement. However, in general:

(i) a "Permitted Bid Acquisition" means an acquisition of Trust Units made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii) an "Exempt Acquisition" means a Trust Unit acquisition: (A) in respect of which the Board of Trustees has waived the application of the Rights Plan pursuant to the provisions of the Rights Plan; (B) pursuant to a distribution reinvestment plan of the Fund; (C) pursuant to the receipt or exercise of rights issued by the Fund to all holders of Trust Units to subscribe for or purchase Trust Units or Convertible Securities, provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the Person's percentage of Trust Units or Convertible Securities Beneficially Owned immediately prior to such acquisition; (D) pursuant to a distribution by the Fund of Trust Units or Convertible Securities by way of prospectus or private placement by the Fund, provided that the Person does not thereby acquire (or is deemed to Beneficially Own) a greater percentage of Trust Units so offered than the Person's percentage of Trust Units Beneficially Owned immediately prior to such acquisition; or (E) the exercise of options granted under a Trust Unit option plan of the Fund or rights to purchase securities granted under a Trust Unit purchase plan of the Fund;

(iii) a "Pro Rata Acquisition" means an acquisition of Trust Units or Convertible Securities as a result of a distribution payable in Trust Units, a Trust Unit split or other similar event, acquired on the same pro rata basis as all other holders of Trust Units; and

(iv) a "Convertible Security Acquisition" means an acquisition of Trust Units upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition.

Also excluded from the definition of "Acquiring Person" are underwriters or members of banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement.

To the best of the knowledge of the Trustees, as of the date hereof, no person is the Beneficial Owner of 20% or more of the outstanding Trust Units.

e) Beneficial Ownership

In general, a Person is deemed to Beneficially Own Trust Units actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or is under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities, or (2) pursuant to a pledge of securities).

A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a "Joint Actor"). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Trust Units.

(i) Institutional Unitholder Exemptions from Beneficial Ownership

The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. There are exemptions from the deemed "Beneficial Ownership" provisions for institutional investors acting in the ordinary course of business. These exemptions apply to: (A) an investment manager ("Investment Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities law; (B) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (C) the administrator or the trustee (a "Plan Trustee") of one or more pension funds or plans (a "Plan") registered under applicable law; (D) a Person who is a Plan or is a Person established by statute (the "Statutory Body"), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies, or (E) a Crown agent or agency. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body or Crown agent or agency is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Trust Units or other securities pursuant to a distribution by the Fund or by means of ordinary market transactions.

A Person will not be deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

(ii) Exemption for Permitted Lock-up Agreement

A Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement in respect of a Take-over Bid made by such Person or such Person's Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up and paid for.

A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Trust Units and/or Convertible Securities (the terms of which are publicly disclosed and made available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Trust Units and/or Convertible Securities to the Lock-up Bid and which further provides that such agreement permits the Locked-up Person to withdraw its Trust Units and/or Convertible Securities in order to deposit or tender the Trust Units to another Take-Over Bid or support another transaction: (A) at a price or value that exceeds the price under the Lock-Up Bid; or (B) is for a number of Trust Units or Convertible Securities at least 7% greater than the number of Trust Units or Convertible Securities under the Lock-Up Bid at a price or value that is not less than the price or value offered in the Lock up Bid; or (C) (1) that contains an offering price for each Trust Unit or Convertible Security that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Trust Unit or Convertible Security contained in or proposed to be contained in the Lock-up Bid and (2) does not by itself provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Trust Units and/or Convertible Securities so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Trust Units during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of: (A) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Trust Units to the Lock-up Bid or withdraws Trust Units and/or Convertible Securities previously tendered thereto in order to deposit such Trust Units to another Take-Over Bid or support another transaction.

f) Flip-In Event

A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board of Trustees occurs (see "Redemption, Waiver and Termination"), each Right (except for

Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) shall constitute the right to purchase from the Fund, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Trust Units having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

g) Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Trust Units, other than the Offeror;

(ii) the Take-over Bid contains irrevocable and unqualified conditions that:

(A) no Trust Unit shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Trust Units tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

(B) unless the Take-over Bid is withdrawn, Trust Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Trust Units and all Trust Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such dates;

(C) not less than 50% of the outstanding Trust Units held by Independent Unitholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Trust Units; and

(D) in the event that not less than 50% of the then outstanding Trust Units held by Independent Unitholders have been deposited to the Take over Bid and not withdrawn as at the date of first take-up or payment for Trust Units under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Trust Units may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

h) Redemption, Waiver and Termination

(i) *Redemption of Rights on Approval of Holders of Trust Units and Rights*. The Board of Trustees acting in good faith may, after having obtained the prior approval of the holders of Trust Units or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Plan (the "Redemption Price").

(ii) *Waiver of Inadvertent Acquisition.* The Board of Trustees acting in good faith may waive the application of the Rights Plan in respect of the occurrence of any Flip-In Event if: (A) the Board of Trustees has determined that a Person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (B) the Acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of waiver the Person is no longer an Acquiring Person.

(iii) *Deemed Redemption.* In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Trustees has waived or has deemed to have waived the application of the Rights Plan consummates the acquisition of the Trust Units, the Board of Trustees shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv) *Discretionary Waiver with Mandatory Waiver of Concurrent Bids.* The Board of Trustees acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the Rights Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units. However, if the Board of Trustees waives the application of the Rights Plan, the Board of Trustees shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v) *Discretionary Waiver respecting Acquisition not by Take-over Bid Circular.* The Board of Trustees acting in good faith may, with the prior consent of the holders of Trust Units, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the Rights Plan has not been waived, if such Flip-In Event would occur by reason of an acquisition of Trust Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Trust Units and otherwise than by inadvertence in the circumstances described in (h)(ii) above, to waive the application of the Rights Plan to such Flip-In Event. However, if the Board of Trustees waives the application of the Rights Plan, the Board of Trustees shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of unitholders called to approve such a waiver.

(vi) *Redemption of Rights on Withdrawal or Termination of Bid.* Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Trustees may elect to redeem all the outstanding Rights at the Redemption Price. In such event, the Rights Plan will continue to apply as if the Separation Time had not occurred and one Right will remain attached to each Trust Unit as provided for in the Rights Plan.

If the Board of Trustees is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Fund will notify the holders of the Trust Units or, after the Separation Time, the holders of the Rights.

i) Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i) if there is: (A) a declaration of payment of a distribution on Trust Units payable in Trust Units (or Convertible Securities) other than pursuant to any mandatory or optional Trust Unit distribution reinvestment program; (B) a subdivision or change of the outstanding Trust Units into a greater number of Trust Units; (C) a combination or change of the outstanding Trust Units into a smaller number of Trust Units; (D) an issuance of Trust Units (or other Convertible Securities) in lieu of or in exchange for existing Trust Units; or

(ii) if the Fund fixes a record date for the distribution to all holders of Trust Units of certain rights or warrants to acquire Trust Units or Convertible Securities, or for the making of a distribution to all holders of Trust Units of evidences of indebtedness, assets (other than annual or interim period cash distributions, rights or warrants (other than pursuant to a distribution or interest reinvestment program of the Fund).

j) Supplements and Amendments

Changes that the Board of Trustees, acting in good faith, determines are necessary to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulation may be made subject to subsequent confirmation by the holders of Trust Units or, after the Separation Time, the holders of Rights.

The Fund may make amendments to correct any clerical or typographical error. Subject to the above exceptions, after the Meeting, any amendment, variation or deletion of or from the Rights Plan and the Rights, is subject to the prior approval of the holders of Trust Units, or, after the Separation Time, the holders of the Rights.

k) Expiration

If the Rights Plan is approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Rights Plan) and the termination of the annual meeting of the unitholders in the year 2011 unless at or prior to such meeting the Independent Unitholders ratify the continued existence of the Rights Plan.

---

**NORTH WEST COMPANY FUND**

**AMENDED AND RESTATED DECLARATION OF TRUST**

**as of June 1, 2007**

---

## TABLE OF CONTENTS

Page

## NORTH WEST COMPANY FUND

## AMENDED AND RESTATED DECLARATION OF TRUST

Amended and Restated Declaration of Trust dated June 1, 2007 among Ian Sutherland, Edward S. Kennedy, Frank J. Coleman, Gary J. Lukassen, David G. Broadhurst, Wendy F. Evans, R.J. (Bob) Kennedy, James G. Oborne, H. Sanford Riley and Keith G. Martell, the trustees of the trust constituted by this Amended and Restated Declaration of Trust, and each individual who after the date hereof becomes a trustee of the trust as herein provided (each individual, while a trustee of the trust as herein provided, hereinafter called a "**Trustee**"; and collectively at any time, the individuals each of whom is at that time a Trustee, hereinafter called the "**Trustees**"), and all persons who after the date hereof become holders of Trust Units of the trust as herein provided (collectively at any time, each person who is at that time a holder of a Trust Unit of the trust as herein provided, hereinafter called the "**Unitholders**").

**RECITALS:**

A. The Fund is an unincorporated trust established and governed by the Original Governing Documents;

B. At an annual and special meeting of Unitholders held on June 8, 2006 (the "**Meeting**"), a Special Resolution was passed approving and authorizing the Reorganization including, *inter alia*, amendments to the Original Governing Documents, all of which are reflected in this Amended and Restated Declaration of Trust;

C. The parties hereto now wish to enter into this Amended and Restated Declaration of Trust in order to give effect to the amendments to the Original Governing Documents authorized and approved by the Unitholders at the Meeting to permit the Reorganization to proceed and be completed;

D. This Amended and Restated Declaration of Trust, *inter alia*, authorizes the completion of all transactions contemplated by the Reorganization as the Reorganization relates to the Fund and the Trust Assets;

E. The Fund qualifies as a "mutual fund trust" pursuant to Subsection 132(6) of the *Income Tax Act* (Canada).

NOW, THEREFORE, THIS DECLARATION WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustees declare, and covenant and agree with the Unitholders, as follows:

### ARTICLE 1
### INTERPRETATION

#### 1.1 Definitions

In this Declaration of Trust and in the Trust Unit Certificates, including the Recitals, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**Affiliate**" or "**Associate**", when used to indicate a relationship with a person or company, means an "affiliate" or "associate", respectively, of such person or company as such terms are defined as set forth in the *Securities Act* (Manitoba), and "**Affiliate**" includes a Subsidiary;

(b) **"Amalgamation No. 1"** means the amalgamation of Newco, NWCo, TW Canada and Tora Regina to occur pursuant to the CBCA as one corporation with the name "The North West Company Inc.", as a predecessor to the Corporation, as part of the Reorganization;

(c) **"Amalgamation No. 2"** means the amalgamation of NWC Amalco and Finco to occur pursuant to the CBCA as one corporation to form the Corporation with the name "The North West Company Inc." as part of the Reorganization;

(d) **"Auditors"** means the firm of chartered accountants appointed as the auditors of the Fund from time to time in accordance with the provisions hereof;

(e) **"Business Day"** means a day which is not a Saturday, Sunday or holiday in the City of Winnipeg, Province of Manitoba;

(f) **"CBCA"** means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

(g) **"Class A Shares"** means the non-voting, redeemable, retractable class A preference shares of Newco and, subsequent to Amalgamation No. 1, the non-voting, redeemable, retractable class A preference shares of NWC Amalco are to be listed on the Toronto Stock Exchange as at the effective date and time of the Reorganization for purposes of the Reorganization;

(h) **"Corporation"** means the successor corporation to result from Amalgamation No. 1 and Amalgamation No. 2 with the name "The North West Company Inc.";

(i) **"Corporation Common Shares"** means the common shares in the capital of the Corporation;

(j) **"Counsel"** means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Fund;

(k) **"Distribution Payment Dates"** means the last day of the month following each Distribution Record Date or, if any such day is not a Business Day, the next following Business Day or such other dates determined from time to time by the Trustees and, in the case of the Distribution Record Date which falls on December 31 in each year, the fifth Business Day following such day or such other date determined from time to time by the Trustees; and **"Distribution Payment Date"** means one of such dates;

(l) **"Distribution Period"** has the meaning ascribed thereto in Section 5.1;

(m) **"Distribution Record Dates"** means, until otherwise determined by the Trustees, March 31, June 30, September 30 and December 31 in each year or such other dates in any year determined from time to time by the Trustees, but December 31 in each year shall be a Distribution Record Date; and **"Distribution Record Date"** means one of such dates;

(n) **"Finco"** means 4431235 Canada Inc., a corporation incorporated pursuant to the CBCA on May 29, 2007 as part of the Reorganization;

(o) **"Fund"** means the trust constituted by this Declaration of Trust;

(p) **"Fund Liabilities"** has the meaning ascribed thereto in Section 2.7(a);

(q) **"Initial Contribution"** means the amount of $10.00 paid by the Initial Unitholder to the Trustees on January 31, 1997 for the purpose of settling the trust constituted by the Fund;

(r) **"Initial Unitholder"** means Quim Investments Inc.;

(s) **"Net Income of the Fund"** shall have the meaning attributed thereto in Section 5.1;

(t) **"Newco"** means 4431227 Canada Inc., a corporation incorporated pursuant to the CBCA on May 29, 2007 as part of the Reorganization;

(u) **"NW Holdco"** means North West Company Holdings Inc., a corporation incorporated pursuant to the CBCA on May 29, 2007 as part of the Reorganization;

(v) **"NW Holdco Common Shares"** means the common shares in the capital of NW Holdco;

(w) **"NWC Amalco"** means The North West Company Inc., a corporation to result from the amalgamation of Newco, NWCo, TW Canada and Tora Regina pursuant to the CBCA (and Amalgamation No. 1) as part of the Reorganization;

(x) **"NWC Amalco 13% Note"** means the unsecured promissory note originally issued by NWCo (being a predecessor to NWC Amalco, by way of Amalgamation No. 1) to the Fund in the principal amount of $30,000,000 bearing interest at the rate of 13% per annum, (i) as assigned by the Fund to NWC Trust as of April 30, 2006, (ii) as further assigned by NWC Trust to NWC LP as of April 30, 2006, and (iii) as to be assumed by the Fund from NWC Amalco as part of the Reorganization.

(y) **"NWC GP"** means NWC GP Inc., a corporation incorporated pursuant to the CBCA;

(z) **"NWC GP Common Shares"** means the common shares in the capital of NWC GP;

(aa) **"NWC LP"** means The North West Company LP, a limited partnership formed and registered under the laws of the Province of Manitoba;

(bb) **"NWC LP Units"** means the units of any class in the capital of NWC LP;

(cc) **"NWC Trust"** means The NWC Trust, a trust established under the laws of the Province of Manitoba;

(dd) **"NWC Trust Declaration"** means the declaration of trust dated February 15, 2006, as amended and restated from time to time, in respect of NWC Trust;

(ee) **"NWC Trust Notes"** means the promissory notes to be issued by NWC Trust pursuant to the terms of the NWC Trust Declaration (including section 6.3 thereof) in respect of a redemption by the Fund of Trust Units (as that term is defined in the NWC Trust Declaration);

(ff) **"NWC Trust Units"** means the trust units in the capital of NWC Trust;

(gg) **"NWCo"** means The North West Company Inc., a corporation amalgamated pursuant to the CBCA;

(hh) **"Original Governing Documents"** means the declaration of trust dated January 31, 1997, as amended pursuant to amendment no. 1 to declaration of trust dated March 21, 1997 and amendment no. 2 to declaration of trust dated June 4, 1998, as amended by order of the Court of Queen's Bench (Manitoba) dated February 25, 2003, pursuant to which the Fund was created and governed;

(ii) **"Permitted Investments"** means:

(i) directly or indirectly, any equity or debt securities, or rights thereto, authorized or issued from time to time by the Corporation, Newco, Finco, NWCo, TW Canada, Tora Regina, NW Holdco, NWC GP, NWC LP and NWC Trust or any other Subsidiary of the Fund and any predecessor or successor to any of the foregoing, including, without limitation, the Corporation Common Shares, NW Holdco Common Shares, NWC Trust Units, NWC LP Units and NWC GP Common Shares; and

(ii) any other securities or investments which may be acquired by the Fund as permitted hereby;

(jj) **"Recirculation Agent"** means the securities dealer appointed as such from time to time by the Trustees for the purpose of effecting recirculations of Trust Units pursuant to Article 6;

(kk) **"Redemption Price"** has the meaning ascribed thereto in Section 7.3(a);

(ll) **"Reorganization"** means the reorganization of the Fund and its Affiliates approved at the Meeting and as more particularly described in the Fund's application to the Canada Revenue Agency filed on July 11, 2006 as amended and as described in the advance income tax ruling issued on April 12, 2007;

(mm) **"Special Resolution"** shall have the meaning attributed thereto in Article 13;

(nn) **"Special Units"** means the special units of the Fund issued and entitled to the benefits and subject to the limitations set forth in Article 3 hereof and, for greater certainty, does not include the Trust Units;

(oo) **"Subordination Agreements"** has the meaning ascribed thereto in Section 2.7(d);

(pp) **"Subsidiary"** has the meaning ascribed thereto in the CBCA, provided that with respect to the Fund, any body corporate or any other entity which would be a subsidiary of the Fund under the CBCA if the Fund or such entity (or both) were a body corporate, shall be a Subsidiary of the Fund and, for greater certainty, each of NWC LP and NWC Trust shall be a Subsidiary of the Fund;

(qq) **"this Declaration of Trust", "this Declaration", "hereto", "herein", "hereof", "hereby", "hereunder"** and similar expressions refer to this amended and restated declaration of trust and not to any particular Article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(rr) **"Tora Regina"** means Tora Regina (Tower) Ltd., a corporation incorporated pursuant to the CBCA;

(ss) **"Transfer Agent"** means such company as may from time to time be appointed by the Fund to act as registrar and transfer agent of the Trust Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

(tt) **"Trustee"**, at any time, means an individual who is, in accordance with the provisions hereof, a trustee of the Fund at that time; and **"Trustees"** means, at any time, all of the individuals each of whom is at that time a Trustee;

(uu) **"Trust Assets"**, at any time, means such of the following monies, properties and other assets as are at such time held by the Fund or by the Trustees on behalf of the Fund:

(i) the Initial Contribution;

(ii) all funds realized from the sale of, or Permitted Investments obtained in exchange for, Trust Units from time to time;

(iii) Permitted Investments;

(iv) any proceeds of disposition of any of the foregoing property but not Trust Units in the case of a redemption thereof to which 7.5 applies; and

(v) all income, interest, profit, gains and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accretions to or accruals in respect of any of the foregoing property from time to time;

(vv) **"Trust Unit Certificate"** means a certificate, in the form approved by the Trustees, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(ww) **"Trust Units"** means the trust units of the Fund authorized and issued hereunder as such and for the time being outstanding and entitled to the benefits hereof and, for greater certainty, but subject to Section 3.2, does not include the Special Units;

(xx) **"TW Canada"** means Tora Western Canada Limited, a corporation amalgamated pursuant to the CBCA; and

(yy) **"Unitholders"** means at any time the holders at that time of one or more Trust Units, as shown on the register of such holders maintained by the Fund or by the Transfer Agent on behalf of the Fund and, subject to the terms of this Declaration of Trust, including Section 3.2, includes the holders, as such, from time to time of one or more Special Units.

**1.2 References to Acts Performed by the Fund**

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustees on behalf of the Fund or by some other person duly authorized to do so by the Trustees or pursuant to the provisions hereof.

**1.3 Income Tax Act**

In this Declaration of Trust, any reference to the Income Tax Act shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Income Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Income Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

**1.4 Certain Included Words**

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; words importing a gender shall include the feminine, masculine and neuter genders; words importing persons include an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative; "including" means "including without limitation" whether or not so stated; and the definitions of terms herein shall be equally applicable to derivations of the terms so defined.

**1.5 Headings for Reference Only**

The division of this Declaration of Trust into Articles and sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

**1.6 Day Not a Business Day**

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This section is not applicable to Sections 5.1, 5.2, 5.3 and 5.4.

**1.7 Time of the Essence**

Time shall be of the essence in this Declaration of Trust.

**1.8 Governing Law**

This Declaration of Trust and the Trust Unit Certificates shall be construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein and shall be treated in all respects as Manitoba contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Manitoba.

## ARTICLE 2
## DECLARATION OF TRUST

**2.1 Establishment of Fund**

The Trustees hereby declare and agree to hold the Trust Assets in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Fund hereunder.

**2.2 Initial Contribution**

The Trustees hereby acknowledge that the initial Trustees received $10 from the Initial Unitholder for the purpose of creating and settling the Fund.

**2.3 Name of Fund**

(a) The Fund shall be known and designated as the "North West Company Fund" and, whenever lawful and convenient, the property of the Fund shall be held and the affairs of the Fund shall be conducted and transacted under that name.

(b) If the Trustees determine that the use of such name is not practicable, legal or convenient, the Fund may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Fund may hold property and conduct and transact its affairs under such other designation or name.

**2.4 Head Office**

The head office of the Fund shall be located at 77 Main Street, Winnipeg, Manitoba, R3C 2R1 or such other place or places in Canada as the Trustees may from time to time designate.

**2.5 Nature of the Fund**

The Fund is an unincorporated open-end mutual fund trust, established for the purposes specified in Section 4.1. The Fund is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or any individual Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustees are not and shall not be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees shall be solely that of beneficiaries of the Fund and their rights shall be limited to those conferred upon them by this Declaration of Trust.

**2.6 Rights of Unitholders**

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Fund Assets or for a distribution of any particular asset forming part of the Fund Assets or of any particular monies or funds received by the Trustees. The legal ownership of the assets of the Fund and the right to conduct the business of the Fund are vested exclusively in the Trustees, and no Unitholder has or is deemed to have any right of ownership in any of the assets of the Fund, except as specifically provided herein. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

(b) Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Fund or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust.

**2.7 Liability of Unitholders**

(a) Except as provided in Section 2.7(d), no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with (i) the Fund Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations or the business or affairs of the Fund; (iii) any actual or alleged act or omission of the Trustees or any of them or by any other person in respect of the business or affairs of the Fund (whether or not authorized by or pursuant to this Declaration of Trust); (iv) any act or omission of the Trustees or any of them or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or any of them or such other person in respect of the business or affairs of the Fund (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustees or any of them or by any other person in respect of the business or affairs of the Fund (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Fund or by the Trustees or any of them or by any other person on behalf of or in connection with the business or affairs of the Fund (collectively, "**Fund Liabilities**").

(b) No Unitholder shall be liable to indemnify the Trustees or any of them or any other person with respect to any Fund Liabilities.

(c) Except as provided in Section 2.7(d), to the extent that, notwithstanding the provisions of this Section 2.7, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Fund Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Trust Assets represented by its Trust Unit Certificates.

(d) If any Trust Asset should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement (each a "**Subordination Agreement**") between the Fund and the persons entitled to enforce any of the indebtedness of any Subsidiary of the Fund other than the Fund, then the persons entitled to enforce such Subordination Agreements or subordination provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations in Section 2.7(c) shall not apply to any judgment in respect of (and to the extent only based on) such contrary distribution and no Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

## ARTICLE 3
## ISSUE AND SALE OF TRUST UNITS AND SPECIAL UNITS

### 3.1 Nature of Trust Units

(a) The beneficial interests in the Fund shall be divided into interests of two classes, described and designated as "Trust Units" and "Special Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Fund and, in the event of termination or winding-up of the Fund, in the net assets of the Fund. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

**3.2 Special Units**

Except as otherwise provided herein, the Special Units shall confer upon the holders thereof the same rights as the holders of Trust Units and, except as otherwise provided herein, the provisions of this Declaration of Trust applicable to the Trust Units shall apply to the Special Units *mutatis mutandis*.

**3.3 Authorized Number of Trust Units**

The aggregate number of Trust Units which are authorized and may be issued hereunder is unlimited.

**3.4 Issue of Trust Units**

(a) Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine and, without limiting the generality of the foregoing, the Trustees may authorize the Fund to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Trust Units from the Fund or from any other person or procuring or agreeing to procure purchasers for Trust Units. Without limitation of the foregoing, the Trustees may create and issue rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration) or options to subscribe for Trust Units which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant or option shall not be a Trust Unit and the holder thereof shall not be a Unitholder.

(b) Trust Units are only to be issued as fully paid and are not to be subject to future calls or assessment.

**3.5 No Fractional Trust Units**

Fractions of Trust Units shall not be issued, except (i) pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.8, and (ii) pursuant to the Reorganization.

**3.6 Consolidation of Trust Units**

(a) Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.8, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In this case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

(b) Immediately after the distribution of additional Trust Units by NWC Amalco upon the redemption by NWC Amalco of the Class A Shares pursuant to the Reorganization, the number of outstanding Trust Units will automatically be consolidated such that each Unitholder to whom additional Trust Units were distributed on redemption of the Class A Shares will hold after the consolidation the same number of Trust Units as the Unitholder held immediately before the Reorganization. In this case, each Trust Unit Certificate representing a number of Trust Units prior to the Reorganization is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation, in each case pursuant to the Reorganization.

**3.7 No Pre-Emptive Rights**

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit.

**3.8 Reorganization**

Without limitation of any other provision of this Declaration of Trust, Trust Units and Special Units may be issued by the Fund, in connection with the Reorganization, to persons, for the consideration, and on the terms and conditions that the Trustees in their sole discretion shall determine and without limiting the generality of the foregoing, the Trustees may authorize the issue of Trust Units and Special Units to one or more Affiliates of the Fund and in any such event any such Affiliate may use such:

(a) Trust Units (for greater certainty, not including Special Units) to redeem securities of any Affiliate of the Fund held by Unitholders; and

(b) Special Units to redeem securities of any Affiliate held by the Fund,

providing the number of Trust Units held by each Unitholder immediately before the Reorganization shall be the same as the number of Trust Units held by each such Unitholder immediately after the completion of such Reorganization, whether effected by the Fund or one or more Affiliates thereof pursuant to a consolidation or otherwise.

## ARTICLE 4
## INVESTMENTS OF FUND

**4.1 Purpose of the Fund**

The Fund is a limited purpose trust and its business and activities shall be restricted to:

(a) investing in the Permitted Investments and such other securities and investments as the Trustees may determine provided Section 4.3 is complied with;

(b) disposing of any part of the Trust Assets, including, without limitation, any Permitted Investments;

(c) temporarily holding cash, short term investments and other investments for the purposes of paying expenses and Fund Liabilities, paying amounts payable by the Fund in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(d) undertaking such other activities including investing in securities as shall be approved by the Trustees from time to time provided that the Fund shall not undertake any activity which would result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act; and

(e) investing the Net Income of the Fund in Permitted Investments as shall be approved by the Trustees from time to time.

**4.2 Other Investments**

To the extent that any monies or other property received by the Fund or the Trustees are not to be immediately used by the Trustees for the purpose of being invested as permitted under Section 4.1(e) hereof, or for the purpose of making distributions under Article 5 hereof, the Trustees are hereby authorized and, where prudent to do so, shall invest such monies in (i) debt obligations of or guaranteed by the Government of Canada or a Province of Canada, (ii) short term commercial paper obligations of a corporation whose securities are listed and posted for trading on The Toronto Stock Exchange and whose short term commercial paper is rated R-1 (middle) or higher by Dominion Bond Rating Service or A-1+ or higher by Canadian Bond Rating Service or (iii) interest-bearing accounts and certificates of deposit issued or guaranteed by one of the 6 largest (in terms of total assets) Canadian chartered banks provided Section 4.3 is complied with.

**4.3 Qualification**

Under no circumstances shall the Trustees purchase or authorize the purchase of any security, asset or investment on behalf of the Fund or using any Fund assets or property which would result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act at the time such investment was made.

## ARTICLE 5
## DISTRIBUTIONS

**5.1 Determination of Net Income of the Fund**

In this Article 5, the "**Net Income of the Fund**" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date and ending on such Distribution Record Date (each, a "**Distribution Period**"), on the following basis:

(a) any interest income shall be included in Net Income of the Fund on an accrual basis and shall accrue from day to day;

(b) dividends on Corporation Common Shares, NW Holdco Common Shares and NWC GP Common Shares or any other dividends or distributions on securities of the Corporation, NW Holdco or NWC GP or any successor to the Corporation, NW Holdco or NWC GP or any other Subsidiary of the Fund, shall be included in Net Income of the Fund when received;

(c) distributions on NWC Trust Units received or receivable by the Fund in respect of the period ending on such Distribution Record Date and distributions on NWC LP Units received or receivable by the Fund in respect of the period ending on such Distribution Record Date shall be included in Net Income of the Fund; and

(d) all expenses and liabilities of the Fund which are due or accrued and which are chargeable to income shall be deducted in computing Net Income of the Fund.

Items of income or expense not provided for above or in Section 5.3 shall be included in such calculation on such basis as may be considered appropriate by the Trustees.

## 5.2 Net Income of the Fund to Become Payable

The Trustees may, on or before each Distribution Record Date, declare payable, to the Unitholders of record on such Distribution Record Date, all or any part of the Net Income of the Fund for the Distribution Period ending on such Distribution Record Date determined in accordance with Section 5.1, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Fund outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder on that Distribution Record Date and shall be paid to each such Unitholder on the Distribution Payment Date next following the Distribution Record Date, subject to Section 5.8.

## 5.3 Net Realized Capital Gains to Become Payable

The Trustees may, on or before each Distribution Record Date, declare payable to the Unitholders of record on that Distribution Record Date all or part of the net realized capital gains of the Fund to the extent not previously declared payable, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Fund outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder on that Distribution Record Date and shall be paid to each such Unitholder on the Distribution Payment Date next following the Distribution Record Date, subject to Section 5.8. For the purposes of this Article 5, "net realized capital gains" of the Fund means the total of all capital gains realized by the Fund less the total of all capital losses realized by the Fund, excluding any capital gains or losses arising from the distribution of NWC Trust Notes pursuant to Section 7.5 in respect of Trust Units tendered for redemption, all as determined for the purposes of the Income Tax Act.

## 5.4 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

(a) On December 31 of each fiscal year, an amount equal to the taxable income (as determined under the Income Tax Act) of the Fund for such fiscal year (excluding net realized capital gains) determined in accordance with the Income Tax Act, other than paragraph 82(l)(b) thereof, to the extent not previously payable pursuant to Section 5.2 on any Distribution Record Date in the fiscal year (including December 31 of that fiscal year) to any Unitholder, shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record at December 31 of that fiscal year, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Fund outstanding at such time. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder as at the end of that fiscal year and shall be paid to each such Unitholder on such Distribution Payment Date as is determined by the Trustees, but no later than March 15 of the immediately following fiscal year, subject to Section 5.8.

(b) On December 31 of each fiscal year, an amount equal to the net realized capital gains of the Fund, to the extent not previously payable pursuant to 5.3 on any Distribution Record Date in the fiscal year (including December 31 of that fiscal year) to any Unitholder or pursuant to any prior December 31, shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record at December 31 of that fiscal year, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Fund outstanding at such time. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder at the end of that fiscal year and shall be paid to each such Unitholder on such Distribution Payment Date as is determined by the Trustees, but no later than March 15 of the immediately following fiscal year, subject to Section 5.8.

**5.5 Other Amounts**

In addition to the distributions that are declared payable to Unitholders pursuant to the provisions of this Article 5, the Trustees may allocate, declare payable and/or make distributions, from time to time, out of income of the Fund, net realized capital gains of the Fund, the capital of the Fund or otherwise, in any year, in such amount or amounts, and on such dates and to Unitholders of record on such dates, as the Trustees may determine.

**5.6 Enforcement**

Subject to Section 2.7(d), each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 on and after the time that amount became payable.

**5.7 Payment of Amounts Payable**

Subject to Section 5.8, distributions shall be paid in cash.

**5.8 Distribution of Additional Trust Units**

(a) Where after any Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 7.3 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Trust Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts.

(b) If on any Distribution Record Date the Trustees determine that the Fund does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, including if such insufficiency has resulted from the investment or intended investment of Net Income of the Fund in Permitted Investments, or if any cash distribution should be contrary to any Subordination Agreement or provisions referred to in Section 2.7(d), the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustees, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall.

(c) For the purposes of this Section 5.8, the value of each additional Trust Unit to be issued shall be the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the applicable Distribution Record Date (or, if that Distribution Record Date is not a Business Day, on the last Business Day preceding that Distribution Record Date) on the principal stock exchange on which the Trust Units are listed or, if not so listed, such other value as the Trustees shall reasonably determine.

**5.9 Withholding Taxes**

The Trustees may deduct or withhold from the distributions payable to any Unitholder amounts required by law to be withheld from such Unitholder's distributions.

**5.10 Distribution of the Class A Shares**

In addition to the distributions that may otherwise be declared payable to Unitholders pursuant to this Declaration of Trust, the Trustees may, in connection with the Reorganization, distribute the Class A Shares to the Unitholders as a return of capital.

**5.11 Remittances and Payments with Respect to the Distribution of the Class A Shares**

In connection with the distribution of Class A Shares referred to in Section 5.10:

(a) the Fund will remit to the Receiver General of Canada, on behalf of each Unitholder that is a non-resident of Canada, an amount equal to the amount required by the Income Tax Act to be withheld on behalf of the Unitholder in respect of the return of capital, and will remit such amount to the Receiver General of Canada on behalf of the Unitholder, pursuant to subsection 218.3(2) of the Income Tax Act, if applicable; and

(b) the Fund will pay to each Unitholder that is not a non-resident of Canada a cash amount per Trust Unit equal to the amount remitted to the Receiver General of Canada for every Trust Unit held by a non-resident of Canada.

## ARTICLE 6
## RECIRCULATION RIGHT

**6.1 Recirculation Right**

Each Unitholder shall have the right, at its option, to submit all or any of the Trust Units registered in its name for recirculation by the Recirculation Agent on behalf of the Unitholder at any time or from time to time on the basis hereinafter provided.

**6.2 Exercise of Recirculation Right**

To exercise a Unitholder's right of recirculation under this Article 6, the Unitholder shall send a duly completed and properly executed direction and power of attorney authorizing recirculation, in a form approved by the Trustees, to the Fund at the head office of the Fund, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be recirculated. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such direction.

**6.3 Recirculation by the Recirculation Agent**

Upon receipt of the direction authorizing recirculation of Trust Units given in accordance with Section 6.2, the Fund shall forthwith forward the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be recirculated with a request for recirculation, together with the applicable direction and power of attorney, to the Recirculation Agent. The Recirculation Agent shall use its reasonable efforts on behalf of the Unitholder who has requested recirculation to locate purchasers for, and to sell, such Trust Units subject to applicable laws, regulations, rules and policies of securities regulatory authorities and the bylaws and rules of any applicable stock exchange. Upon completion of the sale of the Trust Units tendered for recirculation, the Unitholder of the Trust Units so tendered shall be entitled to receive the gross proceeds of such sale net of all selling expenses (including brokerage commissions of the Recirculation Agent), such payment to be made on or before the fifth Business Day following the end of the month during which the sale is completed.

**6.4 Appointment of Recirculation Agent**

The Fund may retain a securities dealer as the Recirculation Agent from time to time, on such terms and conditions as may be approved by the Trustees.

**ARTICLE 7**
**REDEMPTION OF TRUST UNITS**

**7.1 Right of Redemption**

Each Unitholder shall be entitled to require the Fund to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

**7.2 Exercise of Redemption Right**

(a) To exercise a Unitholder's right to require redemption under this Article 7, a duly completed and properly executed notice requiring the Fund to redeem Trust Units, in a form approved by the Trustees, shall be sent to the Fund at the head office of the Fund, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Fund of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Fund of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Fund has, to the satisfaction of the Trustees, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

**7.3 Cash Redemption**

(a) Upon receipt by the Fund of the notice to redeem Trust Units in accordance with Section 7.2, the holder of the Trust Units tendered for redemption shall, subject to Sections 7.4 and 7.5, be entitled to receive a price per Trust Unit (hereinafter called the "**Redemption Price**") equal to the lesser of:

(i) 85% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to the Fund for redemption; and

(ii) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of Section 7.3(a)(i), the "market price" shall be: an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "market price" shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. For the purposes of Section 7.3(a)(ii), the "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date if the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

(b) Subject to Sections 7.4 and 7.5, the Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Fund of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

**7.4 No Cash Redemption in Certain Circumstances**

Section 7.3(b) shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) the total amount of Redemption Price determined under Section 7.3(a) payable by the Fund pursuant to Section 7.3 in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $100,000 ("**Monthly Limit**"); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month and, in the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount of Redemption Price determined under Section 7.3(a), payable by the Fund pursuant to Section 7.3(b) exceeds the Monthly Limit will be redeemed for cash pursuant to Section 7.3(b) and NWC Trust Notes under Section 7.5 on a pro rata basis as between Unitholders who have tendered their Trust Units for redemption in such calendar month;

(b) at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sale discretion, provides representative fair market value prices for the Trust Units; or

(c) the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Fund for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Fund for redemption.

**7.5 *In Specie* Redemption**

If, (i) pursuant to Section 7.4(b) or (c), Section 7.3(b) is not applicable to Trust Units tendered for redemption by a Unitholder, such Unitholder shall, instead of the Redemption Price per Trust Unit determined under Section 7.3(a), be entitled to receive a Redemption Price per Trust Unit equal to the fair market value thereof as determined by the Trustees, or (ii) pursuant to Section 7.4(a), a portion of the Redemption Price specified in Section 7.3(a) is to be payable in NWC Trust Notes, then (in either such case) the Redemption Price or portion thereof (as applicable) shall, subject to receipt of all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie to such Unitholder of NWC Trust Notes (each in the principal amount of $100), on the basis, for such Trust Units tendered for redemption, of NWC Trust Notes (each in the principal amount of $100) having a principal amount equal to the product of (A) the Redemption Price or, in the case of Section 7.4(a), the portion thereof, to be redeemed for NWC Trust Notes, per Trust Unit of the Trust Units tendered for redemption and (B) the number of Trust Units tendered by such Unitholder for redemption. No fractional NWC Trust Notes shall be distributed and where the number of NWC Trust Notes to be received upon redemption by a Unitholder of Trust Units tendered for redemption would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The Redemption Price payable pursuant to this Section 7.5 in respect of Trust Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of NWC Trust Notes (each in the principal amount of $100) determined as aforesaid. The Fund shall be entitled to all interest, if any, paid or accrued and unpaid on the NWC Trust Notes being transferred to and including the Transfer Date. Payments by the Fund of the Redemption Price are conclusively deemed to have been made upon the mailing of the NWC Trust Notes by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. NWC Trust Notes so distributed may be subject to a security interest granted by the Fund and, if required by the terms of any agreement binding on the Fund, the notes so distributed in satisfaction of the Redemption Price hereunder shall remain subject to such security interest and the Unitholder shall execute and deliver any required acknowledgements of the continuation thereof.

**7.6 Special Units**

Notwithstanding the provisions of this Article 7, the Special Units shall be redeemed and the Redemption Price thereof shall be paid by the Fund within two days following the receipt by the Fund of the notice to redeem in accordance with Section 7.2.

### 7.7 Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 7 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

## ARTICLE 8
## TRUSTEES

### 8.1 Number of Trustees

The Trustees shall consist of not more than eleven nor less than seven Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees provided that until otherwise so determined by resolution, the number of Trustees shall be nine.

### 8.2 Calling and Notice of Meetings

Meetings of the Trustees shall be called and held at such time and at such place as the Trustees, the Chairman of the Trustees or any two Trustees may determine, and any one Trustee or officer of the Fund may give notice of meetings when directed or authorized by such persons. Notice of each meeting of the Trustees shall be given to each Trustee not less than 48 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of Unitholders. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone, fax or other means of communication. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment, no other notice shall be required for any such regular meeting.

### 8.3 Place of Meetings

Meetings of the Trustees may be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

### 8.4 Meetings by Telephone

With the consent of the chairman of the meeting or a majority of the other Trustees present at the meeting, a Trustee may participate in a meeting of the Trustees or of a committee of the Trustees by means of telephone or other communication facilities that Permit all persons participating in the meeting to hear each other. A Trustee participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

### 8.5 Quorum

The quorum for the transaction of business at any meeting of the Trustees shall consist of the greater of four Trustees or a majority of the number of Trustees then holding office, and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees.

**8.6 Chairman**

The chairman of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chairman of the Trustees or if such person is not present, the Trustees present shall choose one of their number to be chairman.

**8.7 Action by the Trustees**

At all meetings of the Trustees every question shall be decided by a majority of the votes cast on the question. In the case of equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

**8.8 Adjourned Meeting**

Any meeting of Trustees may be adjourned from time to time by the chairman of the meeting with the consent of the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated upon its adjournment.

**8.9 Remuneration and Expenses**

The Trustees shall be paid such remuneration for their services as the Trustees may from time to time determine, including without limitation, grants of awards or options under any deferred unit plan or other option or trustee compensation plan adopted by the Fund from time to time. The Trustees shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees. Nothing herein contained shall preclude any Trustee from serving the Fund in any other capacity and receiving remuneration therefor.

**8.10 Officers**

The Trustees from time to time may appoint one or more officers of the Fund, including without limitation a Chairman of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Fund. The powers and duties of each officer of the Fund shall be those determined from time to time by the Trustees and, in the absence of such determination, shall be those usually applicable to the office held.

## ARTICLE 9
## ELECTION, RESIGNATION AND REMOVAL OF TRUSTEES

**9.1 Qualification of Trustees**

The following persons are disqualified from being a Trustee of the Fund:

(a) anyone who is less than eighteen years of age;

(b) anyone who is of unsound mind and has been so found by a Court in Canada or elsewhere;

(c) a person who is not an individual;

(d) a person who is a non-resident of Canada as defined in the Income Tax Act; and

(e) a person who has the status of bankrupt.

**9.2 Election of Trustees**

Except as otherwise provided herein, Trustees shall be elected (including the re-election of incumbent Trustees) at each annual meeting of Unitholders, and may be elected at a special meeting of Unitholders, in each case to hold office, subject to Section 9.5, for a term expiring at the close of the next annual meeting of Unitholders following such an election. Any such election shall be made either by a resolution approved by a majority of the votes cast at a meeting of Unitholders or shall be made by resolution in writing in the manner set out in Section 13.10. Notwithstanding the foregoing:

(a) if no Trustees are elected at the annual meeting of Unitholders held immediately before the term of office of existing Trustees expires, such existing Trustees shall continue to hold the office of Trustee under this Declaration of Trust until successors have been elected or they cease to hold office; and

(b) the Trustees may, between annual meetings of the Unitholders, elect one or more additional Trustees for a term to expire (subject to further election) at the close of the next annual meeting of Unitholders, but the number of additional Trustees so elected shall not at any time exceed one-third of the number of Trustees who held office immediately after the expiration of the immediately preceding annual meeting of Unitholders.

**9.3 Consent to Act**

(a) A person who is elected a trustee hereunder whose consent to act is given by their signatures hereto, shall not become a Trustee until the person has, either before or after such election, executed and delivered to the Fund a consent substantially as follows:

> "To: North West Company Fund (the "**Fund**")
> And to: The Trustees thereof
>
> The undersigned hereby consents to act as a Trustee of the Fund and hereby agrees upon the later of the date of this consent and the date of the undersigned's election as a Trustee of the Fund, to thereby become a party as a Trustee, to the Amended and Restated Declaration of Trust dated as of June 1, 2007 as amended from time to time, constituting the Fund.

Dated: ______________________________

______________________________
[Signature]

______________________________
[Print Name]"

(b) Upon the later of a person being elected a Trustee hereunder and, where required, executing and delivering to the Fund a consent substantially as set forth in subsection 9.3(a), such person shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended from time to time.

**9.4 Failure to Elect Minimum Number of Trustees**

If a meeting of Unitholders fails to elect the minimum number of Trustees required by this Declaration of Trust by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

**9.5 Ceasing to Hold Office**

A Trustee ceases to hold office when:

(i) he or she dies or resigns;

(ii) he or she is removed in accordance with Section 9.6; or

(iii) he or she ceases to meet the qualifications as provided under Section 9.1.

(b) A resignation of a Trustee becomes effective at the time a written resignation is sent to the Fund, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

(c) Upon a Trustee ceasing to hold office as such hereunder, such Trustee shall cease to be a party (as a Trustee) to this Declaration of Trust; provided however that such Trustee shall continue to be entitled to be paid any amounts owing by the Fund to the Trustee and to the benefits of the indemnity provided in Section 10.9.

**9.6 Removal of Trustee**

The Unitholders of the Fund may remove any Trustee or Trustees from office, by resolution approved by a majority of the votes cast at a meeting of Unitholders called for that purpose. A vacancy created by the removal of a Trustee may be filled at the meeting of Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 9.7.

**9.7 Filling Vacancies**

A quorum of Trustees may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees fixed by or pursuant to this Declaration of Trust. If there is not a quorum of Trustees, or if there has been a failure to elect the minimum number of Trustees required by or pursuant to this Declaration of Trust, the Trustees then in office shall forthwith call a special meeting of Unitholders to fill the vacancy and if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 9.5, until the close of the next annual meeting of the Unitholders.

**9.8 Validity of Acts**

An act of a Trustee is valid notwithstanding an irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

## ARTICLE 10
## CONCERNING THE TRUSTEES

**10.1 Powers of the Trustees**

Subject to the terms and conditions of this Declaration of Trust, the Trustees may exercise from time to time in respect of the Trust Assets and the investments and affairs of the Fund any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof.

**10.2 Specific Powers and Authorities**

Subject only to the express limitations contained in this Declaration of Trust and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by the Trustees in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Fund;

(b) to maintain records and provide reports to Unitholders;

(c) to collect, sue for and receive all sums of money coming due to the Fund;

(d) to make determinations and effect payment of distributions to the Unitholders as provided in Article 5 but not contrary to any provisions of any Subordination Agreement;

(e) to make investments permitted by Article 4;

(f) to possess and exercise all the rights, powers and privileges pertaining to the ownership of Permitted Investments to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(g) where reasonably required, to engage or employ on behalf of the Fund any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h) except as prohibited by law, to delegate any of the powers and duties of the Trustees to anyone or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustees except as provided in this Declaration of Trust;

(i) to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Fund, the assets of the Fund or the Fund's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(j) to arrange for insurance contracts and policies insuring the Fund, its assets, the business of any Subsidiary of the Fund and/or any or all of the Trustees or the Unitholders including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Fund or by the Trustees or Unitholders or otherwise;

(k) to cause legal title to any of the assets of the Fund to be held by and/or in the name of a Trustee, or except as prohibited by law, by and/or in the name of the Fund or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustees may determine and with or without disclosure that the Fund or a Trustee is interested therein, provided however that should legal title to any of the Trust Assets be held by and/or in the name of any person or persons other than a Trustee or the Fund, the Trustees shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Fund;

(l) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, to promote any of the purposes for which the Fund is formed and to carry out the provisions of this Declaration of Trust; and

(m) to use their best efforts to ensure that the Fund qualifies at all times as a "unit trust" pursuant to paragraph 108(2)(a) of the Income Tax Act and a "mutual fund trust" pursuant to subsection 132(6) of the Income Tax Act.

**10.3 Voting of Shares and NWC Trust Notes Held by the Fund**

Without limitation of Section 10.2, the Corporation Common Shares, NW Holdco Common Shares, NWC GP Common Shares, NWC Trust Units, NWC LP Units, NWC Trust Notes and any other securities of a Subsidiary of the Fund held from time to time by the Trustees as part of the Trust Assets may be voted by the Trustees at any and all meetings of shareholders, unitholders or noteholders, as applicable, of the Corporation, NW Holdco, NWC GP, NWC Trust, NWC LP or such Subsidiary at which holders of such Corporation Common Shares, NW Holdco Common Shares, NWC GP Common

Shares, NWC Trust Units, NWC LP Units, NWC Trust Notes or such securities of such other Subsidiaries are entitled to vote.

**10.4 Restrictions on Trustee's Powers**

(a) Notwithstanding Section 10.3 and except for the transactions contemplated by or incidental to the Reorganization, the Trustees may not under any circumstances whatsoever vote the Corporation Common Shares, NW Holdco Common Shares, NWC GP Common Shares, NWC Trust Units, NWC LP Units or, where applicable, the NWC Trust Notes to authorize:

(i) any sale, lease or exchange of all of substantially all of the property of any Subsidiary of the Fund except as part of a reorganization of any of such entities and any one or more directly or indirectly wholly-owned Subsidiaries of the Fund; or

(ii) any amalgamation or other merger of any Subsidiary of the Fund with any other entity, except one or more directly or indirectly wholly-owned Subsidiaries of the Fund,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

(b) The Trustees shall have no power to borrow, incur any indebtedness or give any guarantee on behalf of the Fund or any other person or to charge, pledge, hypothecate or grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Assets; provided that:

(i) the Fund may (A) guarantee the indebtedness, obligations and liabilities of any Subsidiary of the Fund; (B) pledge, hypothecate and/or grant one or more general or specific security interests over all or any assets of the Fund to secure its obligations under any such guarantee; (C) become party to one or more Subordination Agreements; (D) become party to one or more agreements between creditors of any Subsidiaries of the Fund; and (E) assume, pay, satisfy, discharge, perform and fulfil all obligations and liabilities under the NWC Amalco 13% Note; provided that any such agreements shall contain an acknowledgement of the limitation on liability of the Trustees and Unitholders contemplated by Section 10.10; and

(ii) the Fund may from time to time incur indebtedness for short term borrowings, not to exceed an aggregate principal amount at any time of $100,000 and may assign, charge, pledge, hypothecate or grant any security interest, mortgage or encumbrance in, over or with respect to the Trust Assets as security therefor, provided that such indebtedness is repaid in full on or before the next following Distribution Payment Date,

provided further, for greater certainty, that such restrictions on borrowing, incurring indebtedness, giving of guarantees, or charging, pledging, hypothecating or granting of any security interest, mortgage or encumbrance do not apply to any Subsidiary of the Fund.

(c) The Trustees shall have no power to sell or otherwise dispose of any shares or other securities of any Subsidiary of the Fund (except pursuant to an in specie redemption under Section 7.5), or to sell all or substantially all of the Trust Assets, except (i) upon realization of any security interest, pledge or hypothecation under the security contemplated by Section 10.4(b)(i), (ii) with the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose or (iii) as part of an internal reorganization of the direct or indirect assets of the Fund as a result of which the Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization.

**10.5 Banking**

The banking activities of the Fund, or any part thereof, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustees may designate, appoint or authorize from time to time and all such banking activities, or any part thereof, shall be transacted on the Fund's behalf by one or more officers of the Fund or Trustees as the Trustees may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Fund's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Fund; the execution of any agreement relating to any property of the Fund; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Fund's behalf to facilitate such banking activities.

**10.6 Standard of Care and Duties**

The Trustees shall act honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Trustee shall not be liable in carrying out his or her duties under this Declaration of Trust except in cases where a Trustee fails to act honestly and in good faith with a view to the best interests of the Fund or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the CBCA. Unless otherwise required by law, a Trustee shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. No Trustee, in his or her capacity as trustee, shall be required to devote his or her entire time to the investments or business or affairs of the Fund.

**10.7 Fees and Expenses**

As part of the expenses of the Fund, the Trustees may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Fund, including (without limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Fund and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Fund shall be payable out of the Trust Assets.

**10.8 Limitations on Liability of Trustees**

None of the Trustees or the officers or agents of the Fund shall be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, *prima facie*, properly executed; for any depreciation of, or loss to, the Fund incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by any Subsidiary of the Fund to perform obligations or pay monies owed to the Fund, except for a breach of the standard of care, diligence and skill as set out in Section 10.6 or a breach of Section 10.4. If the Trustees have retained an appropriate expert or advisor with respect to any matter connected with their duties under this Declaration of Trust, the Trustees may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care. diligence and skill set out in Section 10.6 hereof, the Trustees shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

It is hereby acknowledged and agreed that the Trustees, and the agents and officers of the Fund, will not be liable to the Unitholders nor be required to account for any profits in the following circumstances and the Unitholders hereby agree that:

(a) any Trustee or any Associate of a Trustee may now and hereafter act as Trustee for other funds or trusts which mayor may not be similar in nature to the Fund;

(b) any Trustee or any Associate of a Trustee may be a director, officer, shareholder or trustee, as applicable, of any Subsidiary of the Fund (and any successors thereto) and shall not be liable to account to the other Trustees, to the Fund or to any Unitholder for any fee, income or benefit of any kind or nature whatsoever received by any of them at any time in connection with the Fund, or any Subsidiary of the Fund (or any successors thereto), provided that such party shall not have acted in a manner inconsistent with its contractual obligations or the standard of care applicable thereto;

(c) nothing herein shall prevent any of the Trustees, or any Associate or Affiliate thereof, or any of their respective officers, directors or employees from having other business interests or rendering services of any kind. whether similar or dissimilar to those contemplated by this Declaration of Trust to any person; and

(d) any Trustee and any Associate or Affiliate thereof may, in their respective personal capacities or otherwise, buy, sell, lend upon and deal in the Trust Units without being liable to account to any person (including any Unitholder) for any profits made thereby.

**10.9 Indemnification of Trustees**

Each Trustee, each former Trustee, each officer of the Fund and each former officer of the Fund shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of his or her performance of his or her duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of the Fund or, at the request of the Fund, a director or officer of any Subsidiary of the Fund; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result or in the course of a breach of the duties and standard of care, diligence and skill provided under Section 10.6 or a breach of Section 10.4. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

**10.10 Contractual Obligations of Fund**

In respect of any obligations or liabilities being incurred by the Fund or the Trustees on behalf of the Fund, the Trustees and the Fund shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholders nor the Trustees have any personal liability or obligations in respect thereof.

**10.11 Conflicts of Interest**

A Trustee or an officer of the Fund who is a party to, or is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Fund shall disclose in writing to the Fund or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest, and shall not vote on any resolution to approve the contract, unless the contract is one relating primarily to his or her remuneration as a Trustee or officer, one for indemnity or insurance in respect of him or her, or one with any Subsidiary of the Fund.

**10.12 Conditions Precedent to Trustees' Obligations to Act**

The obligations of the Trustees to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustees and of the Unitholders shall be conditional upon the Unitholders furnishing, when required by notice in writing by the Trustees, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Fund Assets) reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss or damage the Trustees or the Fund may suffer by reason thereof. None of the provisions contained in this declaration of trust shall require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of any of their duties or in the exercise of any of their rights or powers unless indemnified as aforesaid.

## ARTICLE 11
## COMMITTEES OF TRUSTEES

**11.1 Delegation**

Except as prohibited by law, the Trustees may appoint from their number a committee of Trustees and may delegate to the committee of Trustees such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees.

**11.2 Procedure**

Unless otherwise determined by the Trustees, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chairman and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the Trustees. Each member of a committee shall serve during the pleasure of the Trustees and, in any event, only so long as he or she shall be a Trustee. The Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

## ARTICLE 12
## AMENDMENT

### 12.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by Special Resolution; provided that the provisions of this Declaration of Trust may be amended by the Trustees without the consent, approval or ratification of the Unitholders or any other person at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Fund;

(b) providing, in the opinion of the Trustees, additional protection for the Unitholders;

(c) removing any conflicts or inconsistencies in this Declaration of Trust or making minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; or

(d) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws;

but notwithstanding the foregoing, no such amendment shall modify the right to one vote per Trust Unit or reduce the fractional undivided interest in the Trust Assets represented by any Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 12.1 without the consent of the holders of all of the Trust Units then outstanding.

### 12.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 12, the Trustees shall furnish written notification of the substance of such amendment to each Unitholder.

## ARTICLE 13
## MEETINGS OF UNITHOLDERS

### 13.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called on a day on or before June 30 in each year, at a time and at a place in Canada set by the Trustees. The business transacted at such meetings shall include the presentation of the audited financial statements of the Fund for the prior fiscal year, the election of Trustees for the ensuing year in accordance with Article 9, the appointment of Auditors and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 13 or as the Trustees may determine. Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 10% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. The chairman of any annual or special meeting shall be the Chairman of the Trustees or any other Trustee specified by resolution of the Trustees or, in the absence of any Trustee, any person appointed as chairman of the meeting by the Unitholders present. The Trustees, the officers of the Fund, the Auditors and any other person approved by the

Trustees, the chairman of the meeting or by resolution passed by a majority of the votes cast by Unitholders represented at the meeting may attend meetings of the Unitholders.

**13.2 Notice of Meetings**

Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder at his or her last address on the books of the Fund, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Section 13.6(b), may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

**13.3 Quorum**

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the outstanding Trust Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

**13.4 Voting Rights of Unitholders**

Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote on a poll vote at any meeting of Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification 24 hours prior to the commencement of such meeting. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

**13.5 Resolutions Binding the Trustees**

Unitholders shall be entitled to pass resolutions that will bind the Trustees or the Fund only with respect to the following matters:

(a) the election or removal of a Trustee as provided in Article 9;

(b) the appointment or removal of Auditors as provided in Article 18;

(c) the appointment of an Inspector as provided in Section 13.9;

(d) amendments of this Declaration of Trust as provided in Section 12.1;

(e) the termination of the Fund as provided in Section 15.2; and

(f) the sale of the Trust Assets as an entirety or substantially as an entirety or a merger or amalgamation involving any Subsidiary of the Fund requiring approval of the Unitholders by Special Resolution under Section 10.4(a).

Except with respect to the above matters set out in this Section 13.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust and except for the matters set out in Section 13.5(a) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Unitholders represented at the meeting.

**13.6 Meaning of "Special Resolution"**

(a) The expression "Special Resolution" when used in this Declaration of Trust means, subject to Article 12, a resolution proposed to be passed as an special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the number of Trust Units then outstanding and passed by the affirmative votes of the holders of more than 66%% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

(b) Notwithstanding Section 13.3, if at any meeting at which a Special Resolution is proposed to be passed the holders of 10% of the aggregate number of Trust Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairman. Not less than ten days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 13.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 13.6(a) of this Section shall be a Special Resolution within the meaning of this Declaration of Trust, notwithstanding that the holders of less than 10%

of the aggregate number of Trust Units then Outstanding are present in person or by proxy at such adjourned meeting.

(c) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

**13.7 Meaning of "Outstanding"**

Every Trust Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustees or Transfer Agent for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Trust Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Trust Unit Certificates shall be counted for the purposes of determining the number of Trust Units outstanding; and

(b) for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Trust Units owned directly or indirectly, legally or equitably, by the Fund, any Subsidiary of the Fund or any Affiliate thereof shall be disregarded, except that:

  (i) for the purpose of determining whether the Trustees shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Trust Units which the Trustees know are so owned shall be so disregarded; and

  (ii) Trust Units so owned which have been pledged in good faith other than to the Fund, any Subsidiary of the Fund or an Affiliate thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustees the pledgee's right to vote such Trust Units in his or her discretion free from the control of the Fund, any Subsidiary of the Fund or any Affiliate thereof.

**13.8 Record Date for Voting**

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustees may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustees do not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 13.2.

**13.9 Appointment of Inspector**

The Trustees shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 5% of the Trust Units then outstanding for the purpose of considering the appointment of an Inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Fund. An Inspector may be appointed for such purpose, at the expense of the Fund, at such meeting by a resolution approved by a majority of the votes cast at the meeting.

**13.10 Resolutions in Writing**

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Unitholders holding more than 66% of the outstanding Trust Units at any time shall be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Sections 13.5 or 13.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

## ARTICLE 14
## CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

**14.1 Nature of Trust Units**

The provisions of this Article 14 shall not in any way alter the nature of Trust Units or the relationships of a Unitholder to the Trustees and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Trust Units (other than the initial unit issued under Section 2.2 hereof for which no certificate shall be issued) and the recording of all transactions in respect of Trust Units and Trust Unit Certificates whether by the Fund, securities dealers, stock exchanges, transfer agents, registrars or other persons.

**14.2 Trust Unit Certificates**

(a) Trust Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustees.

(b) Trust Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Trust Unit Certificates shall:

(i) be in the English language and may if so determined by the Trustees, but need not be, in both the English and French languages;

(ii) be dated as of the date of issue thereof; and

(iii) contain such distinguishing letters and numbers as the Trustees shall prescribe.

(d) In the event that any provision of the Trust Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Trust Unit Certificate shall be signed on behalf of the Trustees and the Transfer Agent of such Trust Units. Signatures of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually.

**14.3 Contents of Trust Unit Certificates**

(a) Until otherwise determined by the Trustees, each Trust Unit Certificate shall legibly set forth on the face thereof, *inter alia,* the following:

(i) the name of the Fund and the words "A trust created under the laws of the Province of Manitoba by an Amended and Restated Declaration of Trust dated as of June 1, 2007, as amended from time to time" or words of like effect;

(ii) the name of the person to whom the Trust Unit Certificate is issued as Unitholder;

(iii) the number of Trust Units represented thereby and whether or not the Trust Units represented thereby are fully paid;

(iv) that the Trust Units represented thereby are transferable;

(v) "The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Trust Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Fund" or words of like effect; and

(vi) "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

(b) Until otherwise determined by the Trustees, each such certificate shall legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(i) "The Declaration of Trust provides that, except for recovery of distributions made contrary to the provisions of the Declaration of Trust, no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Fund or the obligations or the affairs of the Fund and all such persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Fund only shall be subject to levy or execution", or words of like effect; and

(ii) appropriate forms of notice of exercise of the right of redemption and the right of recirculation and of powers of attorney for transferring Trust Units.

The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

**14.4 Register of Unitholders**

A register shall be kept at the principal corporate trust office in Winnipeg, Manitoba or Toronto, Ontario, as the Trustees may from time to time determine, of the Transfer Agent, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustees may from time to time designate. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustees shall have the right to treat the person registered as a Unitholder on the register of the Fund as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

**14.5 Limitation on Non-Resident Ownership**

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units and the Trustees shall inform each Transfer Agent of this restriction. The Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the Transfer Agent becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, the Transfer Agent may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident. If notwithstanding the foregoing, the Transfer Agent determines that a majority of the Trust Units are held by non-residents, the Transfer Agent may send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Transfer Agent may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Transfer Agent with satisfactory evidence that they are not non-residents within such period, the Transfer Agent may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

**14.6 Transfer of Trust Units**

(a) Subject to the provisions of this Article 14, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustees, the Fund or the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 14, Trust Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Fund or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees or the Transfer Agent. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Trust Units shall be issued to the transferee and a new certificate for the balance of Trust Units not transferred shall be issued to the transferor.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustees or the Transfer Agent and delivery of the existing certificate to the Trustees or the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustees or the Transfer Agent shall have actual or other notice of such death or other event.

(d) Trust Unit Certificates representing any number of Trust Units may be exchanged without charge for Trust Unit Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Unit Certificates may be made at the offices of the Fund or the Transfer Agent where registers are maintained for Trust Unit Certificates pursuant to the provisions of this Article 14. Any Trust Unit Certificates tendered for exchange shall be surrendered to the Trustees or appropriate Transfer Agent and then shall be cancelled.

**14.7 Trust Units Held Jointly or in a Fiduciary Capacity**

Except as herein provided, the Trustees may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Fund. but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

**14.8 Performance of Trust**

The Trustees and the Unitholders shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

**14.9 Lost Certificates**

In the event that any certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustees or the Transfer Agent may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustees or the Transfer Agent may in their or its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees or the Transfer Agent may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Fund a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees or the Transfer Agent may direct indemnifying the Fund and the Transfer Agent for so doing.

**14.10 Death of a Unitholder**

The death of a Unitholder during the continuance of the Fund shall not terminate the Fund or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustees or the Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Trust Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

**14.11 Unclaimed Interest or Distribution**

In the event that the Trustees shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustees shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustees.

**14.12 Offer for Trust Units**

(a) In this Section 14.12:

(i) **"Dissenting Unitholder"** means a Unitholder who does not accept an Offer referred to in subsection 14.12(b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(ii) **"Offer"** means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Trust Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(iii) **"offer to acquire"** includes an acceptance of an offer to sell;

(iv) **"Offeror"** means a person, or two or more persons acting jointly or in concert, who make an Offer;

(v) **"Offeror's Notice"** means the notice described in subsection 14.12(c); and

(vi) **"Offeror's Trust Units"** means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Article 14, and:

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Trust Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with subsections 14.12(c) and 14.12(e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to subsection 14.12(b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Trust Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Fund within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection 14.12(c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Fund, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection 14.12(c), the Offeror shall payor transfer to the Trustees, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection 14.12(b).

(f) The Trustees, or the person directed by the Trustees, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection 14.12(e), but such cash or other consideration shall not form any part of the Trust Assets. The Trustees, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection 14.12(c), the Trustees, if the Offeror has complied with subsection 14.12(e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustees' opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection 14.12(d), the consideration to which such Dissenting Unitholder is entitled under this Section 14.12; and

(iii) send to each Dissenting Unitholder who has not complied with subsection 14.12(d), a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustees or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

(C) the Trustees, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Certificate(s) or such other documents as the Trustees or such other person may require in lieu thereof,

and the Trustees are hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) Subject to applicable law, an Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Fund at its head office.

**14.13 Power of Attorney**

Each Unitholder hereby grants to the Trustees and each of them, their successors and assigns, a power of attorney constituting the Trustees and each of them, and such successors and assigns, with full power of substitution, as his or her true and lawful attorney to act on his or her behalf, with full power and authority in his or her name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Declaration of Trust, any amendment to this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Fund as a mutual fund trust;

(b) any instrument, deed, agreement or document in connection with carrying on the activities and affairs of the Fund as authorized in this Declaration of Trust;

(c) all conveyances and other documents required in connection with the dissolution or liquidation of the Fund in accordance with the terms of this Declaration of Trust; and

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Income Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Fund or of a Unitholder's interest in the Fund.

The Power of Attorney granted herein is irrevocable and will survive the death, disability or bankruptcy of the Unitholder or the assignment by the Unitholder of all or part of his or her interest in the Fund and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

**14.14 Special Units**

The Fund may but need not issue certificates representing Special Units and no holder of Special Units shall have the right to require the Fund to issue a certificate or other instrument evidencing a Special Unit.

## ARTICLE 15
## TERMINATION

### 15.1 Term of Fund

Subject to the other provisions of this Declaration of Trust, the Fund shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 31, 1997. For the purpose of terminating the Fund by such date, the Trustees shall commence to wind-up the affairs of the Fund on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Fund.

### 15.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution to terminate the Fund at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Fund, following which the Trustees shall commence to wind-up the affairs of the Fund. Such Special Resolution may contain such directions to the Trustees as the Unitholders determine, including a direction to distribute the Trust Assets, or any part thereof, in specie, subject to the terms of any agreements, documents or instruments or security interests contemplated by Section 10.4(b)(i).

### 15.3 Automatic Termination

If the Fund ceases to hold any securities of any of the Corporation, NW Holdco, NWC GP, NWC Trust or NWC LP (or any successors thereto or to their respective businesses) or any other person or company which comprise part of the Trust Assets, including as a result of the redemption or purchase thereof by the issuer, the Fund shall automatically terminate and, subject to obtaining all necessary regulatory approvals, the Trustees will distribute to the Unitholders on a pro rata basis the remaining property of the Fund.

### 15.4 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Fund, the Trustees shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the registers of Trust Units of the Fund shall be closed.

### 15.5 Powers of the Trustees Upon Termination

After the date on which the Trustees are required to commence to wind-up the affairs of the Fund, the Trustees shall carry on no activities except for the purpose of winding-up the affairs of the Fund as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

### 15.6 Sale of Investments

After the date referred to in Section 15.4, the Trustees shall proceed to wind-up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 15.2, sell and convert into money the Permitted Investments and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 15.2). If the Trustees are unable to sell all or any of the Trust Assets by the date set for termination, the Trustees may, subject to obtaining all necessary regulatory approvals and to the terms of any agreements, documents or instruments or security interests contemplated by Section 10.4(b)(i), distribute the remaining Permitted Investments or other assets directly to the Unitholders in accordance with their pro rata shares.

**15.7 Distribution of Proceeds**

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the Permitted Investments and other assets together with any cash forming part of the Trust Assets among the Unitholders in accordance with their pro rata shares.

**15.8 Further Notice to Unitholders**

In the event that less than all of the Unitholders have surrendered their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 15.4, the Trustee shall give further notice to the remaining Unitholders to surrender their Trust Units for cancellation and if, within one (1) year after the further notice, all the Trust Units shall not have been surrendered for cancellation, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their pro rata share of the remaining Trust Assets, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into Court.

**15.9 Responsibility of the Trustees after Sale and Conversion**

The Trustees shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 15.4 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust shall be to hold such proceeds in trust for distribution under Section 15.7.

## ARTICLE 16
## SUPPLEMENTAL INDENTURES

**16.1 Provision for Supplemental Indentures for Certain Purposes**

The Trustees may, without approval of the Unitholders and subject to the provisions hereof, and they shall. when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for anyone or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 12.1 where the Trustees may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Trust Units.

## ARTICLE 17
## GENERAL

### 17.1 Notices

(a) Any notice, document or other communication required to be given or sent to Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any notice, document or other communication to be given or sent to the Trustees or the Fund under this Declaration of Trust shall be addressed to the Trustees at the head office of the Fund and shall be deemed to have been given on the date of delivery or, if mailed, 5 days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex or other means of prepaid, transmitted or recorded communication.

### 17.2 Failure to Give Notice

The failure, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

### 17.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

### 17.4 Service of Notice

Any notice, document or other communication sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Trust Units concerned.

**17.5 Information Available to Unitholders**

Each Unitholder shall have the right to obtain, on demand and without fee, from the head office of the Fund a copy of this Declaration of Trust and any amendments thereto relating to Trust Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor, obtain a list of the Unitholders for purposes connected with the Fund.

**17.6 Income Tax: Obligations of the Trustees**

The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the Income Tax Act (including any obligations of the Fund under Part XIII and Part XIII.2 of the said Act) and neither the Fund nor the Trustees shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustees consistent with any such obligations or responsibilities.

**17.7 Income Tax: Designations**

In the return of its income under Part I of the Income Tax Act for each fiscal year, the Fund shall make such designations, determinations and allocations with respect to any amounts or portions of amounts which it has received, distributed, declared payable or allocated to Unitholders in the year including, without restricting the generality of the foregoing, designations with respect to dividend income and realized capital gains or with respect to any expenses incurred by the Fund or any tax deductions to which the Fund may be entitled, all as the Trustees in their discretion shall deem to be reasonable and equitable.

In respect of the first taxation year of the Fund, the Fund shall elect pursuant to subsection 132(6) of the Income Tax Act that the Fund be deemed to be a mutual fund trust for the entire year.

**17.8 Income Tax: Deductions**

The Trustees shall claim the maximum deductions available to the Fund for the purposes of computing its income pursuant to the provisions of the Income Tax Act to the extent required to reduce the taxable income of the Fund to nil or such lesser amounts as the Trustees may determine to be in the best interests of the Unitholders.

**17.9 Fiscal Year**

The fiscal year of the Fund shall end on December 31 of each year.

**17.10 Financial Disclosure**

The Fund will send to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders, the annual financial statements of the Fund for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 18.4; and

(b) within 60 days after the end of each fiscal quarter of the Fund, unaudited quarterly financial statements of the Fund for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

**17.11 Unitholder Meeting Information**

Prior to each meeting of Unitholders, the Trustees will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by applicable law.

**17.12 Taxation Information**

On or before February 28 in each year, the Fund will provide to Unitholders who received distributions from the Fund in the prior calendar year, such information and forms as may be needed by such Unitholders in order to complete their tax returns in respect of the prior calendar year under the Income Tax Act and equivalent provincial legislation in Canada.

## ARTICLE 18
## AUDITORS

**18.1 Qualification of Auditors**

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

**18.2 Appointment of Auditors**

The Auditors will be selected at each annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the Trustees.

**18.3 Change of Auditors**

The Auditors may at any time be removed by the Trustees with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

**18.4 Reports of Auditors**

The Auditors shall audit the accounts of the Fund at least once in each year and a report of the Auditors with respect to the annual financial statements of the Fund shall be provided to each Unitholder with the annual financial statements referred to in Section 17.10.

## ARTICLE 19
## MISCELLANEOUS

**19.1 Successors and Assigns**

The provisions of this Declaration of Trust shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

**19.2 Counterparts**

This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any of such original counterparts.

**19.3 Document in English**

The parties hereto acknowledge that they have requested and are satisfied that this Agreement and all documents relating thereto be drafted in the English language. Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en la langue anglaise.

**19.4 Severability**

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the day and year first above written.

| | |
|---|---|
| Witness | IAN SUTHERLAND |
| Witness | EDWARD S. KENNEDY |
| Witness | FRANK J. COLEMAN |
| Witness | GARY J. LUKASSEN |
| Witness | DAVID G. BROADHURST |
| Witness | WENDY F. EVANS |
| Witness | R.J. (BOB) KENNEDY |
| Witness | JAMES G. OBORNE |
| Witness | H. SANFORD RILEY |
| Witness | KEITH G. MARTELL |

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the day and year first above written.

| | |
|---|---|
| Witness | IAN SUTHERLAND |
| Witness | EDWARD S. KENNEDY |
| Witness | FRANK J. COLEMAN |
| Witness | CARY J. LUKASSEN |
| Witness | DAVID G. BROADHURST |
| Witness | WENDY F. EVANS |
| Witness | R.J. (ROB) KENNEDY |
| Witness | JAMES G. OBORNE |
| Witness | H. SANFORD RILEY |
| Witness | KEITH G. MARTELL |

**"North West Company Fund – File No. 82-34737-**
**rule 12g3-2(b) Filing"**
**EXEMPTION NUMBER 82-34737**

## NOTICE OF 2008 ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the 2008 Annual and Special Meeting (the "Meeting") of holders of Trust Units ("Unitholders") of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba on Wednesday, June 11, 2008 at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 31, 2008, and the auditor's report thereon;
2. to elect the Trustees (the "Trustees") of the Fund for the ensuing year;
3. to appoint PricewaterhouseCoopers LLP as auditors of the Fund and the Company for the ensuing year and to authorize the Trustees to fix the remuneration of the auditors;
4. to consider and, if deemed advisable, pass a resolution approving the amended and restated unitholder rights plan of the Fund as set out under "Approval of the Amended and Restated Unitholders Rights Plan" in the management information circular dated April 25, 2008 (the "Information Circular"); and
5. to transact such other business as may properly come before the meeting or any adjournment thereof.

Information relating to items two through four above is set forth in the accompanying Information Circular dated April 25, 2008. A unitholder may attend the meeting in person or may be represented by proxy. Unitholders who are unable to attend the meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by the Secretary of the Fund, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department by 4:30 p.m. (Winnipeg time) on June 9, 2008 or, in the case of an adjourned meeting, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned meeting. Unregistered unitholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

The Trustees have fixed the close of business on April 25, 2008 (the "Record Date") as the record date for the purpose of determining unitholders entitled to receive notice of, and to attend and vote at, the meeting. Only persons registered as unitholders on the books of the Fund as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

DATED at Winnipeg, this 25th day of April 2008.


RECEIVED
2008 MAY -5 A 9:24

By order of the Board of Trustees
of North West Company Fund

"J. King"

JOHN D. KING
Vice-President Finance & Secretary

**NORTH WEST COMPANY FUND**
**Gibraltar House, 77 Main Street**
**Winnipeg, Manitoba R3C 2R1**

# PROXY

**Solicited by the Trustees for the Annual and Special Meeting of Unitholders, June 11, 2008**

**The undersigned unitholder of North West Company Fund (the "Fund") hereby appoints Ian Sutherland, a Trustee of the Fund, or failing him, David Broadhurst, a Trustee of the Fund, or ________________________ as proxy**, with power of substitution, to attend, to act, and to vote all trust units of the Fund set forth below (the "**Units**") for, and on behalf of, the undersigned at the annual and special meeting (the "**Meeting**") of holders of Units ("**Unitholders**") to be held June 11, 2008, at 11:30 a.m. (Winnipeg time) and at any adjournment thereof. The persons above named are specifically directed to vote all Units registered in the name of the undersigned as follows:

(i) FOR O OR WITHHOLD FROM VOTING FOR O the resolution electing those persons named in the management information circular dated April 25, 2008 (the "**Information Circular**") as proposed Trustees of the Fund to hold office until the next annual Meeting of the Fund.

(ii) FOR O OR WITHHOLD FROM VOTING FOR O the resolution appointing PricewaterhouseCoopers LLP as the auditors of the Fund for the ensuing year and the authorization of the Trustees to fix their remuneration.

(iii) FOR O OR AGAINST O the resolution approving the amended and restated unitholder rights plan as described in the Information Circular, the full text of which resolution is set forth in the Information Circular.

The Units represented by this proxy will be voted, or withheld from voting, in accordance with any indicated instructions. **In the absence of any instructions above, this proxy will be voted at the Meeting FOR the resolutions referred to in items (i), (ii) and (iii) above. If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting, or at any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters in the discretion of the appointed proxy holder.**

**THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN IN RESPECT OF THE MEETING.**

**DATED this _____ day of ________________, 2008.***

**Signature(s) of Unitholder(s):**** ____________________________________

**Unitholder Name(s) (Please Print):** ____________________________________ **Number of Units Held:** ________________

- If this proxy is not dated, it shall be deemed to bear the date on which it is mailed by the Fund.

** This proxy must be dated and signed by the holder's attorney in writing or, if the holder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc. should so indicate and provide satisfactory evidence of such authority. Where Units are held jointly, each holder must sign.

**You have the right to appoint a person other than the persons designated herein to attend and act on your behalf at the Meeting. Such appointment may be made by inserting such person's name in the space provided.**

(over)

A unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by the Secretary of the Fund, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON, M1S 0A1, Attention: Proxy Department by 4:30 p.m. (Winnipeg time) on June 9, 2008 or, in the case of an adjourned Meeting, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned Meeting. Unregistered unitholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

## NOTES AND GENERAL INSTRUCTIONS FOR UNITHOLDERS

1. If the unitholder or an intermediary holding units and acting on behalf of an unregistered unitholder has specified a choice with respect to any of the items above by marking an "X" in the space provided for that purpose the units will be voted on any poll in accordance with that choice. *If no choice is specified, the proxyholder, if nominated by management, intends to vote the units represented by the proxy as if the unitholder had specified an affirmative vote.* If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

2. A unitholder or an intermediary holding units and acting on behalf of an unregistered unitholder has the right to appoint a person (who need not be a unitholder) to attend and act on his behalf at the Meeting other than the persons named in the proxy as proxyholders. To exercise this right, the unitholder or intermediary must strike out the names of the persons named in the proxy as proxyholders and insert the name of his nominee in the space provided, or complete another proxy.

3. This proxy will not be valid unless it is dated and signed by the intermediary or by the unitholder or his attorney authorized in writing. In the case of a corporation, this proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. If the proxy form is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Fund.

4. To be effective, the proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Fund's transfer agent, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON, M1S 0A1 not later than 4:30 p.m. (Winnipeg time) on June 9, 2008 or, in the case of an adjournment of the Meeting, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the reconvened Meeting. Unregistered unitholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

5. This proxy is solicited on behalf of the management of the Fund.

6. Your name and address are registered as shown. Please notify CIBC Mellon Trust Company of any change in your address.

7. If you have any questions with respect to the delivery of this proxy, call CIBC Mellon Trust Company at 403 232 2400.

## FORM 52-109F1

## CERTIFICATION OF ANNUAL FILINGS

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the period ending January 31, 2008;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 25, 2008

"Edward S. Kennedy"

______________________________

Edward S. Kennedy
President & Chief Executive Officer

**FORM 52-109F1**

**CERTIFICATION OF ANNUAL FILINGS**

I, LÉO P. CHARRIÈRE, Executive Vice President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the period ending January 31, 2008;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 25, 2008

"Léo Charrière"

Léo P. Charrière
Executive Vice President & Chief Financial Officer




RECEIVED
2008 MAY -5 A 9:24
OFFICE OF INTERNATI
ENTERPRISING · SINCE 1668
THE
NORTH WEST
COMPANY

2007 SUMMARY ANNUAL REPORT NORTH WEST COMPANY FUND

# At Home in New Frontiers



# 2007 Financial Highlights

All currency figures in this report are in Canadian dollars, unless otherwise noted



Sales ($ in millions)
1,250
1,000
750
500
250
0
783
789
850
945
1,064
03
04
05
06
07
Net Earnings ($ in millions)
75
60
45
30
15
0
36
37
43
54
63
03
04
05
06
07
Trading Profit[1] ($ in millions)
125
100
75
50
25
0
73
77
86
96
107
03
04
05
06
07




Cash Distributions Per Unit ($)
1.25
1.00
0.75
0.50
0.25
0
0.63
0.60
0.63
0.80
1.13
03
04
05
06
07



1 See Non-GAAP measures section on page 20 in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at www.sedar.com or the Company's website at www.northwest.ca



THE
NORTH WEST
COMPANY


**The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean.**

## $1.3 Billion

**Annualized Revenue by Banner**
**($ in millions)**



$240
Cost-U-Less
$230
Giant Tiger
$540
Northern
$160
AC Value
Center
$30
Other
$100
North
Mart




AC Value Center
Northern
North Mart
GIANT TIGER
COST U LESS


Cover Top: Samantha Barnes of Iqaluit, Nunavut is a loyal shopper at NorthMart.

Cover Bottom: Liz Torres, a regular Cost-U-Less customer, on the beach at Christiansted, St. Croix, U.S. Virgin Islands.



# We're growing...

As one of North America's leading remote market and neighbourhood retailers, we embrace new opportunities for growth. In December 2007, we aquired Cost-U-Less, a chain of warehouse club-style stores in the South Pacific and the Caribbean. Despite the change in temperature, we are right at home in these new tropical markets.

In each of our markets, we enjoy a leading competitive position that's supported by high barriers to entry and favourable demographic trends. Our success continues to be based on the strengths that have fuelled the growth of our banners in Canada and the U.S. - from specialized expertise in remote market logistics, to small market selling know-how, to entrepreneurial store management.

This year's annual report demonstrates, through the experiences of our customers, how our unique approach to "human-scale" retailing continues to make us an integral and valued store within each of the communities we serve.


Family Dinners

Top: Stocking up with bulk brand-name items at a Cost-U-Less store in Guam.

Right: Maata Parr of Cape Dorset shops at her local Northern store for everyday food options

## Consistent Growth in Annual Trading Profit ($ in millions)

Since its first full year of operation as an independent company 20 years ago, The North West Company has demonstrated enterprising growth, resilient earnings and consistent increases in unitholder distributions.


125
100
75
50
25
0
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07



Edward Kennedy, President & CEO, with Ian Sutherland, Chairman, Board of Trustees at the historic forks of the Assiniboine and Red Rivers in Winnipeg, Manitoba

## 2007 Highlights

We launched a new corporate identity as part of our 20th anniversary celebration as an independent retailer and 339th year as one of the world's longest continuing enterprises.

We opened or acquired 21 stores, including our acquisition of Cost-U-Less, Inc. on December 13, for a total of 220 stores located across Canada, including all three Canadian territories, Alaska, Hawaii, Guam, American Samoa, the U.S. Virgin Islands, Fiji, the Netherlands Antilles and Grand Cayman Island.

We opened our first Giant Tiger store in British Columbia, extending the reach of Giant Tiger from coast to coast in Canada.

North West has close to 7,000 employees and grew by 1,300 new employees in fiscal 2007.

Comparable store sales were again among the strongest in the retail industry with food sales, excluding the foreign exchange impact, up 6.4%, and general merchandise sales, excluding the foreign exchange impact, up 7.4%. Food is 70% of the company's sales revenue.

North West received the "Regional Outstanding Corporate Partner Award" and the "Outstanding National Corporate Award" from the Canadian Diabetes Association and surpassed $1 million in funds raised through our annual Healthy Living-Team Diabetes marathon teams.

### Ten-Year Unitholder Return on $10,000 Initial Investment

January 31, 1998 - January 31, 2008



$100,000
$80,000
$60,000
$40,000
$20,000
0
98
99
00
01
02
03
04
05
06
07
08


## Chairman's Message

**North West Company Fund delivered top quartile investment performance in 2007 and over the past five years.**

In 2007, total return on units of the North West Company Fund was 19% compared to 7% for the Income Trust Index, 3.5% for the Toronto Stock Exchange (TSX) Composite Index and -12.9% for the retail component of the TSX. During the past five years, the Fund's units have delivered an annualized compound total return of 33.9%.

This performance was made possible through the efforts of the Company's close to 7,000 employees, in particular, their extraordinary dedication to customer service in the diverse communities we serve. On behalf of all unitholders, I would like to thank them for another successful year.

The North West Company converted to the income trust structure in 1997, one of the early conversions to the business trust model. The strong operating performance of the Fund over the past 10 years, combined with the tax benefits of the trust structure, has provided superior returns to our unitholders. This includes our large base of employee unitholders who have been given a powerful incentive to contribute to the success of the enterprise. The trust structure also helped the Fund attract analyst coverage, increase unit liquidity and improve its ranking of the Fund in the capital markets.

The tax advantage of the trust structure will end on January 1, 2011. In the interim, we will carefully assess how we restructure to enhance the Company's status and to optimize unitholder returns. Like all trusts, we are still awaiting the legislative framework to allow the intended tax-free transformation to a corporate structure. It appears that the income tax for trusts and corporations will be substantially the same and that dividend and distribution tax credits will work to eliminate most of the double taxation that currently affects taxable unitholders and shareholders. The double tax for pension funds and RSPs remains an issue in the proposed post-2010 environment, one which we will challenge the governments to alleviate.

While we regret the end of the tax advantages for the trust structure, we have been pleased with the substantial reductions in corporate tax rates by the federal and some provincial governments. The reduction in rates from over 41% in 1997 to a targeted rate of 29% in 2012, combined with enhanced tax credits for taxable individuals, will significantly offset the impact of the trust tax measures. What's more, the tax reductions should assist capital formation and the overall competitiveness of Canada's tax environment.

We currently expect to remain a trust fund until 2011 in order to avoid the extra tax on income distributed to tax-exempt and tax-deferred unitholders. We estimate over half of our unitholders are tax-exempt or tax-deferred. The tax saving of about 33% on our 2008 income distributed to these unitholders remains significant in enhancing their returns. The trust structure also provides greater flexibility in allowing tax-free capital distributions than allowed under the corporate structure.

Your trustees will continue to assess the structural options for the Fund as the legal roadmap becomes clearer. No matter the outcome, we remain confident in the future of NWC as a business enterprise, as well as our ability to continue to deliver superior returns to our unitholders.

Ian Sutherland
Chairman, Board of Trustees
April 21, 2008

## President & CEO's Message



orth West reported its eighth consecutive year of higher sales, profit and asset returns in 2007. Trading profit and net earnings grew at a rate of 10% or greater for the third straight year and distributions increased by 28% from last year. Above all, I am very pleased with the quality behind these numbers because we continued to demonstrate good balance between generating immediate sales and making the investments required to sustain our business in the years ahead.

In 2007, our people again went the extra mile to meet our customers' needs. Fundamental demand continued to grow steadily in all our markets. We benefited from spending tied to resource development projects in the North, higher oil-generated Permanent Fund Dividends in Alaska and the payment of Indian Residential School Survivor settlements in Canada. Merchandise was expedited to stores, individually-tailored credit terms were created and sales were captured by living up to a service commitment that stands above our competition.

On the business building side, we added the skill and dedication of over 1,300 new associates. We marked our entry into retailing beyond North America with the acquisition of Cost-U-Less, Inc. (CUL) and their warehouse-style stores in the South Pacific and the Caribbean. A record seven new Giant Tiger stores were opened and we moved deeper into health products and services with additional pharmacies. Just after year-end, we completed the purchase of Span Alaska, doubling our share of a wholesale niche serving independent Alaskan retailers.

There were many highlights and few setbacks from our major work last year. We correctly forecasted and aggressively pursued fourth quarter sales opportunities created by special income distributions to our customers and a buoyant resource economy. Achieving these sales was helped by our introduction of a two-month selling event planning cycle and more experience with our Advance Order System, which enables our store-level people to customize a mix of merchandise that will have the greatest appeal in their communities.

Store management recruitment and training was targeted at 40 candidates and, although we came close to this target, new store manager turnover also increased. Store productivity improved due to improved labour planning and utility cost management. Growth capital investment was $69.3 million including the CUL acquisition, positioning us for a sales platform of over $1.3 billion in 2008.

New product growth was led by our CashLink debit card and prepaid *MasterCard* products from our financial services group. Health products and services progressed more slowly than expected due to regulations that continued to challenge our remote prescription fulfillment model as well as new competition at two locations. Our pharmacy "hub and spoke" strategy remains sound and is an essential complement to the expansion of our healthy living food product range over the next several years. 2008 will be another investing year on this front.

Two initiatives that slipped in 2007 and which will be priorities in 2008 are business planning and leadership development. Our successful efforts on CUL, combined with intense northern banner sales activities in the second half, came at a price in terms of attention to both of these areas. By year-end we had a solid grip on our leadership program "Leadership @NWC." Our executive team is now fully invested in a realistic and comprehensive action plan that will take our 50 most senior leaders, including Cost-U-Less management, through monthly modules of our core leadership practices in 2008. Similarly, we had intended to revamp our business planning process in 2007 but this work will now be carried over to this year with a realistic timeline.

While our northern banners produced an exceptional general merchandise performance in the fourth quarter, I was disappointed with food sales in our new Giant Tiger stores. Until now, Giant Tiger new and same store sales increases have exceeded expectations and have brought these stores to a very profitable level at maturity. What we faced in late 2007 and what will continue to affect us in 2008 is heavy food price discounting in western Canada, stimulated by the entry of *Wal-Mart* Supercentres. In response, we plan to maintain our price competitiveness, enhance our food offer through more special buys, private label products and local items, and keep making the most of Giant Tiger's compelling fashion mix.

## 2007 Key Initiative Report Card

| Initiative | Target | Actual |
|---|---|---|
| Two-month selling event planning and second half general merchandise sales drive | Same store growth of 5% to 7% | Third quarter general merchandise same store sales increased 2.6% and fourth quarter increased 16.7% excluding the foreign exchange impact |
| "Local Store" ordering capability | 90% plus store utilization of Advance Order System within time and accuracy standards | Food at 88.6%; general merchandise at 91.3% |
| Growth capital spending | Ten new stores, five new pharmacies, five major store replacements and additions | Nine new stores, four in-store pharmacies, six major replacements and additions, CUL aquisition |
| Store Manager-in-Training (MIT) program | Hire 40 MITs | 38 MITs hired |
| New market expansion | Assess market opportunities in the South Pacific and the Caribbean | Acquisition of CUL and Hita Market (Guam) completed in fourth quarter |
| Leadership development and business planning | New process and program effectively in place | Delays in completion of both initiatives; carried forward to 2008 |

## How We Look at Growth

In my role, I try to make our growth plans as simple, clear and compelling as possible, recognizing that we are a complex business. Four questions are front and centre. Does new growth put us clearly in position to be the best local store? Does each growth initiative leverage and add to the core strength of North West as a whole? Do we have the people and time to add these new activities and still effectively serve and get sales from our existing customers? Is the risk and return aligned with the rest of our business?

I am confident we have demonstrated the right answers and actions to these growth questions. First is our local store focus. At its heart, North West is about community retailing. Our stores are junior versions of today's big box outlets. They are what I refer to as human scale – smaller, more flexible and more accessible. Each time we look at a new banner or format idea, whether it's Giant Tiger, NorthMart or Cost-U-Less, we are looking for an opportunity to be uniquely local within markets where we can stand out and make an impact.

We are not a rapidly growing retailer measured by new stores and we think that's fine. Still, the last five years have been a period of more intense new store and new product activity at North West. Because we are learning to expand faster, profitably, we are appropriately sensitive to the quality of our growth efforts. I am satisfied that we are building very solid bench strength to support new growth like Cost-U-Less and our health products and services group, starting with the talent within our recruiting teams. Most importantly, we are completely at ease with slowing down expansion or passing on opportunities if we aren't ready.

The last growth consideration is risk. We've had success within the mid-risk mid-return spectrum. We've achieved modest to above-average growth while consistently increasing cash distributions to unitholders. As we grow faster and our business becomes more diverse, I am always considering the relative risk and return of what we are taking on. Today, I am very satisfied that each of the added banners and major product areas meets, or within three to five years will likely meet, the risk and return profile of our core northern store business. I also believe there is more than enough room for growth without increasing our risk profile.

## Consistent Long-Term Performance

**Cash Flow From Operations Per Unit ($)**



2.5
2.0
1.5
1.0
0.5
0
1.23
1.32
1.49
1.66
03
04
05
06
07


**Return on Net Assets (%)**



25
20
15
10
5
0
14.1
14.8
16.6
19.7
21.0
03
04
05
06
07


**Return on Equity (%)**



30
24
18
12
6
0
16.0
16.2
18.0
21.7
24.9
03
04
05
06
07

## The Cost-U-Less Fit

Over the past two years, we communicated a strategic interest in international expansion. We did not report on specific markets beyond our intention to keep adding new stores in Alaska through acquisition and our commitment to building on our remote logistics and small market selling expertise. Behind the scenes we began to investigate the American territories of the South Pacific, starting with the island of Guam. We were attracted to the U.S. west coast gateway that the South Pacific shared with Alaska. We determined that the market characteristics were more similar than different compared to our existing store locations, including the predominance of indigenous cultures, second world infrastructure, high North American brand acceptance, unique regulatory barriers, relatively small population bases and weather challenges.

Leading into the second quarter of 2007, our market development strategy narrowed to the building or acquiring of primarily food-format stores on Guam, as a footprint for further growth in the region. Our pre-work included intensive competitive analysis of the major players and we knew Cost-U-Less through their presence in Guam and other U.S. Territories. We considered CUL to be a viable entry point based on their established presence, local market knowledge and stabilized performance. We had also gained a full understanding of the opportunities and risks within each CUL market including their Caribbean locations.

In a perfect situation, we would have made an initial investment in Guam and then looked again at CUL in 2008 or 2009. But, when CUL commenced a sale process last spring, we realized the window was advanced and we were ready. Today, I am pleased with every key aspect of our CUL acquisition. It is the right size for us to seriously commit our resources without putting our existing business at risk. The people at CUL have decades of cumulative remote market retail experience that has a ring of strong familiarity to us. The integration is proceeding smoothly and I am confident we will deliver a shopping experience that builds on CUL's warehouse store strengths. Finally, I believe that our experience with our Alaskan acquisition and the Giant Tiger expansion gives us the ability to deal with inevitable unexpected turns.

## 2008 Outlook

With widespread concern about the economy, I am increasingly asked how we expect to fare in a recessionary environment. I believe the answer is in our 2007 performance and over the twenty years preceding it. We have carefully built a retail business that is physically distant from conventional, big-box urban retailing but that is also more than that. Our primary focus on everyday food needs, lower-income shoppers and markets with above-average population growth means that our sales base is not only stable but holds continued growth potential.

Beyond stability, in 2008 we see a number of positive external drivers: mineral, oil and gas development activity in the North, public housing expenditures for rural Aboriginal communities, the beginning of a significant military spending program in Guam, favourable pharmacy regulation reform and an expected 20% increase in this year's Permanent Fund Dividend in Alaska.

We will face some equally unique challenges. Oil-cost inflation affects our customers' spending power and our stores' transportation and utility costs more than almost any other retailer. While we have the ability to pass through unavoidable costs to a greater degree than most retailers, there will be less discretionary spending by our customers in 2008. We are by no means in the clear on our new Giant Tiger stores. They will continue to fight and win customers but at a slower rate than the first 20 stores we opened, primarily due to big-box price wars that will pull at our growing base of loyal GT shoppers.

Within North West, this year will focus on finishing planning and leadership work from 2007, completing the integration of our recent acquisitions, reworking our Giant Tiger food offer and refining our customer and associate value offers. The newer members of our executive team are gaining more insight into our business and, as a group, I believe we have never had more talented and committed leaders. I am equally pleased with leadership at other levels in our organization. Our culture encourages and rewards enterprising actions, especially within our stores. Each year the fit between this culture and the capability of our store management gets better and better. Thanks to their efforts, and the continued dedication of our close to 7,000 associates, we posted another year of record results while building new opportunities for future growth. Looking ahead, I am committed to ensuring that we continue to offer great work and an even better work environment.

Edward S. Kennedy
President & CEO
April 21, 2008


CASH
Link
Northern
ial Services

New product growth was led by our CashLink debit card and prepaid *Mastercard* products.

## Synergies That Work

On the question of building our core strengths, we've been able to bring to our customers lower buying costs from suppliers in North America and more direct importing from offshore. We can afford support services that are more specialized, from store development to information systems. We can bring products developed within one banner - such as financial services or private label merchandise - to other banners faster, and at lower risk. We can attract and retain the best talent because we offer interesting work, the exciting challenges of a growing business and the enterprising spirit of a 339-year tradition.

| | | Community & Customer | Outbound Logistics | Food Mix | Support Services | Financial Services | Direct Imports |
|---|---|---|---|---|---|---|---|
| 141 Stores[1] | Northern | ● | ● | ● | ● | ● | ● |
| 6 Stores | NorthMart | ● | ● | ● | ● | ● | ● |
| [illegible] Stores | Giant Tiger | ○ | | ○ | ◒ | ◒ | ○ |
| 32 Stores[1] | AC Value Center | ● | ● | ● | ● | ● | ● |
| 12 Stores | Cost U Less | ● | ● | ◒ | ● | ◒ | ● |

Store count as at April 21, 2008
[1]Includes Quickstop convenience stores


Friday Night
Flick
Courage Under Fire
9pm et

# "At Northern, we have access to almost anything in this frontier community."

**Mary Mason of Gods Lake Narrows, Manitoba** is a Cree language teacher in this Aboriginal community 550 kilometers northeast of Winnipeg. Like most of her friends and neighbours, she counts on her Northern store to provide the conveniences expected by most Canadian consumers.

"This is where I was born and I wouldn't live anywhere else. I got my university degree here, through correspondence, and enjoy a rewarding career that's part of my heritage. We enjoy a traditional lifestyle, but thanks to Northern, we have access to just about anything we want in this frontier community."

Over the years, Mary has relied on Northern for an expanding range of products and services, from fresh foods, to fashions, to furniture and electronics, to *Skidoos* and boats, to new financial services like our convenient Northern *MasterCard*.

"We have other choices, but we buy from Northern because we like the manager and he knows us. It's not just any company that would prepare and serve a feast for the elders at Christmas time, or pitch in at other important cultural events. Northern is an integral and supportive member of the community and in a place like Gods Lake Narrows, we appreciate that."


Gas

Gas retailing is a growing contributor to our success in northern markets. We also sell a significant number of motor vehicles in remote communities.

Robert Wells of Gods Lake Narrows in the well-stocked meat department.

Northern **Your Everyday Value Store**


Northern

Northern is the original core store banner of The North West Company and today consists of 141 food and general merchandise stores, including Quickstop convenience stores, serving remote, northern Canadian communities. Northern is the first shopping choice in its markets thanks to a combination of fair prices, consistently superior local selection, being in stock at the right time, helpful, friendly service, and unwavering community support.

1 18 26 3 4 14 28 17 4 26


Northern

NorthMart is a group of six larger-size combination food and general merchandise stores especially created to serve regional centres in Canada's north. Featuring an expanded range of fashion merchandise and fresh food, NorthMart is a destination for shoppers and comes closest to providing the breadth of quality and selection typically found in urban centres.


North
MART



Samantha Barnes of Iqaluit, Nunavut works as a Land Titles Officer in the fast-growing capital of this new territory. She's also a loyal shopper at NorthMart, an expanded-format store that's been designed for larger, regional centres in Canada's north.

"I've lived in many different communities in southern Canada but my heart's always been in the North. And I can tell you one thing - most Canadians would be very surprised at the combination of style, selection and value you'll find at NorthMart. It's like the best stores down south. That's why we bought our television, our DVD player and our furniture there. We even bought our new truck there. That's why I shop there every week for whatever I need, from food to fashions to baby supplies. When you live in an isolated area you have to make the most of your income. NorthMart helps me do that."

Community support also makes a difference to people like Samantha. "NorthMart has a real presence in the community. Whether it's Canada Day celebrations, Christmas drives or special causes like Habitat for Humanity, NorthMart has always been a helpful neighbour to the people of Iqaluit."

NorthMart stores in larger, regional markets offer a wide selection of fresh food offerings (including gourmet products and organics) as well as fashion and a wide array of general merchandise. To support its healthy living initiatives, pharmacy and health care services have been added in recent years.


"I shop at NorthMart
every week for
North



# "At Giant Tiger, I always find the latest styles my kids want to wear."

**Gloria Morgan of Winnipeg, Manitoba** serves customers at a downtown restaurant near our Donald Street Giant Tiger (GT) store. As a working mom, Gloria appreciates GT's consistently low prices; as a mother of two active kids, she also values the availability of leading-edge fashions.

"I go to Giant Tiger three to four times a week for all the basics - not just for myself, but also for the restaurant. The prices just can't be beat. The fashion is also outstanding, not at all what you'd expect to find in a discount store. My children are growing fast and they are very conscious about what they wear. Giant Tiger has the latest fashions and the hottest styles they are looking for, at prices that are easy on my budget."

GT stores also feature the element of surprise, something else that appeals to Gloria's shopping spirit. "I like the new and the unexpected, and I'm likely to get that at GT. Last month I found a great *Bongo* purse I'd been looking for everywhere in town. I walked into GT and there it was, right at the front of the store!"


Giant Tiger Store Openings
As part of a 30-year master franchise agreement signed in 2002, NWC has opened 27 stores in western Canada. We expect a further three stores to open by the end of 2008.
30
02
03
04
05
06
07
08


GIANT TIGER
Your All Canadian Family Discount Store

Giant Tiger has a growing retail presence in western Canada. From its beginning six years ago, North West now owns and operates 27 Giant Tiger junior discount stores under a master franchise agreement with *Giant Tiger Stores Limited*. Giant Tiger's convenient locations provide shoppers with a unique blend of everyday low prices on basic family and household needs combined with the newest fashions, arriving daily, at equally unbeatable prices.


1
7
8
11


GIANT
TIGER


Kuskokwim
300

# "AC's my first choice for many reasons, including the great selection of fresh food."

**Beverly Hoffman of Bethel, Alaska** is a wilderness outfitter in this Kuskokwim River town near the Bering Sea, 670 kilometres west of Anchorage. Like many native Alaskans, Beverly's family enjoys a traditional lifestyle, with moose, caribou and salmon serving as important dietary staples.
But Beverly relies on AC for just about everything else.

"When I was growing up, you were lucky to get onions, carrots and maybe some lettuce in the winter. Time has changed all that. We have a lot of family gatherings and food is a big part of our celebrations. My husband John is known in these parts as quite the gourmet chef. We can take any recipe from Julia Child's *The Way to Cook* and find all of the fresh ingredients we need at the AC store."

AC has also been a big supporter of the community causes close to Beverly's heart. "In a small town with few big employers, there aren't many places to turn for help. And you see AC's name out there all the time. Whether it be the Kuskokwim 300 Dog Sled Race, the Bethel Search & Rescue Group, Volunteers in Public Schools, or my Y-K Delta Lifesavers Group, AC has a reputation for always being willing to lend a helping hand."

AC Value Center

*Customer Service is our First Priority*



AC Value Center is the largest retailer in rural Alaska, with 32 combination food, general merchandise and "express" stores. AC has earned its position as the retailer of choice for rural Alaskans by supporting our communities and by providing a great selection of lifestyle products, with friendly service, at the best local price.

AC Value Center

COST U LESS **Your Best Value Warehouse Store**

Cost-U-Less (CUL) is a growing chain of 12 mid-sized warehouse club-style stores in the United States Territories, foreign island countries in the South Pacific, Hawaii and the Caribbean. CUL has earned its position as the best value warehouse store on each island by providing wider than usual warehouse selection and service at everyday low prices, all the while remaining sensitive to each community's needs.

CUL shoppers enjoy the convenience of warehouse-style shopping which is a combination of bulk top-brand offerings as well as fine food and big-ticket items.

CUL's new Cayman Island store opened December 13, 2007.

COST U LESS

Bellevue, WA
Sonora
Kapaa (Hawaii)
Hilo (Hawaii)
Tamuning (Guam)
Dededo (Guam)
American Samoa
Suva
South Pacific Ocean
Caribbean
St. Croix
St. Thomas
Grand Cayman
St. Maarten
Curacao

**Maria Rivera of St. Croix, U.S. Virgin Islands** was born in nearby St. Thomas, but having lived in St. Croix since the age of three, considers herself a dyed-in-the-wool "Crusian." She's also a faithful Cost-U-Less customer, shopping at our Christiansted store two or three times a week.

"Cost-U-Less is the only place I need stop. I don't go anywhere else. I like it there because the prices are great. They have a wide selection of the items and famous brands I'm looking for. You just find everything there."

As the head of a household with a 16-year-old son, seven-year-old grandson and six-month-old granddaughter, that kind of convenience is important to Maria. "I've got all these kids in the house with more grandkids coming over; they are hungry all the time. At all different ages, they don't want the same thing. Cost-U-Less lets me buy large quantities to save, and they have everything we need - excellent food selection, school snacks, baby supplies, office supplies, you name it."

Service is an important part of the equation too. "The customer service is great - it has to be because this is a very small island. Everybody knows everybody, and that includes the people at CUL."

# "Cost-U-Less has a wide selection of the brands I'm looking for."



# Unitholder Information

| Fiscal Year | Unit Price High | Unit Price Low | Unit Price Close | Volume[2] | EPU[3] |
|---|---|---|---|---|---|
| **2007** | **$ 22.68** | **$ 15.01** | **$ 18.42** | **17,329,531** | **$ 1.31** |
| April 30, 2007 | 20.93 | 15.01 | 20.55 | 6,369,558 | 0.23 |
| July 31, 2007 | 21.15 | 18.29 | 21.14 | 3,710,133 | 0.30 |
| October 31, 2007 | 21.96 | 19.25 | 21.79 | 2,847,888 | 0.39 |
| January 31, 2008 | 22.68 | 17.69 | 18.42 | 4,401,952 | 0.39 |
| **2006** | **$ 18.50** | **$ 10.64** | **$ 16.41** | **13,166,699** | **$ 1.12** |
| April 30, 2006 | 14.17 | 10.64 | 13.62 | 1,543,300 | 0.20 |
| July 31, 2006 | 15.96 | 12.65 | 15.49 | 2,360,545 | 0.27 |
| October 31, 2006 | 18.50 | 14.74 | 17.61 | 3,105,911 | 0.31 |
| January 31, 2007 | 17.19 | 12.25 | 16.41 | 6,156,943 | 0.34 |
| **2005[1]** | **$ 12.83** | **$ 8.88** | **$ 12.50** | **6,955,708** | **$ 0.89** |
| April 30, 2005 | 11.25 | 9.55 | 9.75 | 1,617,400 | 0.16 |
| July 31, 2005 | 11.48 | 9.67 | 11.15 | 1,109,500 | 0.23 |
| October 31, 2005 | 11.33 | 8.88 | 9.45 | 2,180,500 | 0.25 |
| January 31, 2006 | 12.83 | 9.13 | 12.50 | 2,048,308 | 0.25 |

1 2005 restated for the three-for-one unit split
2 Volumes are reflected as the actual volumes traded and show a blend of pre and post September 20, 2006 unit split trades
3 Net earnings per unit on a diluted basis

**Total Return Performance** (% at January 31)
This chart illustrates the relative performance of units (on a post split basis) of North West Company Fund over the past five years. The index incorporates the reinvestment of dividends and income distributions


500
400
300
200
100
0
03
04
05
06
07
08

| 03 | 04 | 05 | 06 | 07 | 08 | |
|---|---|---|---|---|---|---|
| 100 | 144 | 200 | 260 | 362 | **431** | NWF.UN |
| 100 | 132 | 145 | 192 | 215 | **222** | TSX Composite |
| 100 | 125 | 153 | 189 | 210 | **183** | Retailing Group |
| 100 | 93 | 87 | 135 | 146 | **147** | Consumer Durables/Apparel Group |
| 100 | 119 | 143 | 137 | 151 | **121** | Food/Staples Retailing Group |

**Compound Annual Growth** (% to January 31)
This chart illustrates the relative compound growth performance of units of the North West Company Fund over the past five years, and incorporates the reinvestment of dividends and income distributions.


40
30
20
10
0
33.9
17.3
12.8
8.1
3.8

# Corporate Governance

Complete disclosure on North West Company Fund's corporate governance is provided in the Company's Management Information Circular, which is available on the Canadian Securities Administrators' website at *www.sedar.com* or in the investor section of North West Company Fund's website at *www.northwest.ca*

**Officers of NWC GP Inc. and The North West Company LP**

Edward S. Kennedy
President & CEO

Léo P. Charrière
Executive Vice-President & CFO

Russell J. Zwanka
Executive Vice-President, Procurement & Marketing

Michael W. McMullen
Executive Vice-President, Northern Canada Retail

Scott A. McKay
Vice-President & General Manager, Giant Tiger, West Store Division

Karen J. Milani
Vice-President, Human Resources

John D. King
Vice-President, Finance & Secretary

Gerald L. Mauthe
Vice-President, Information Services

C. Sabra Stephens
Vice-President, Logistics & Supply Chain Services

**Officers of International Operations**

Edward S. Kennedy[1,2]
Chairman & CEO

Rex A. Wilhelm[1,2]
President & COO

Henry J. Baldwin II[1,2]
Vice-President, Human Resources

J. Robert Cain[1,2]
Vice-President, Logistics

Léo P. Charrière[1,2]
Executive Vice-President & CFO

David M. Chatyrbok[1]
Vice-President, Merchandising

John D. King[1,2]
Vice-President, Finance & Secretary

Benjamin C. Piatt[1,2]
Vice-President, Market Development

Walter E. Pickett[1]
Vice-President & General Manager

Brian J. Rose[2]
Vice-President & General Manager

Michael T. Scalzo[2]
Vice-President, Merchandising & Marketing

Reinhard Sedlacek[1]
Treasurer & Assistant Secretary

1 Alaska Commercial Company
2 Cost-U-Less, Inc.



**Committees**
1 Governance & Nominating
2 Audit
3 Human Resources & Compensation Supervisory
4 Pension Supervisory





**2008 Financial Calendar Reporting Dates**
First Quarter: June 11, 2008
Second Quarter: September 11, 2008
Third Quarter: December 12, 2008
Fourth Quarter: March 19, 2009

**North West Company Fund Distribution Dates**
Record and Payable Date: March 31, 2008
Distributable Date: April 15, 2008

Record and Payable Date: June 30, 2008
Distributable Date: July 15, 2008

Record and Payable Date: September 30, 2008
Distributable Date: October 15, 2008

Record and Payable Date: December 31, 2008
Distributable Date: January 15, 2009

**2008 Annual and Special Meeting**
The Annual and Special Meeting of Unitholders of North West Company Fund will be held on Wednesday, June 11, 2008 at 11:30 am in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba.

**Transfer Agent and Registrar**
CIBC Mellon Trust Company
Calgary and Toronto
Toll-free: 1 800 387 0825
*www.cibcmellon.ca*

**Stock Exchange Listing**
The Toronto Stock Exchange

**Stock Symbol NWF.UN**
TIN #: T 17 6857 82
CUSIP #: 662906-10-6

Number of units issued and outstanding at January 31, 2008: 48,378,000

**Auditors**
PricewaterhouseCoopers LLP

**Bankers**
The Toronto-Dominion Bank
Bank of Montreal

For additional copies of this report or for general information about the Fund or the Company, contact our Secretary:

**North West Company Fund**
Gibraltar House, 77 Main Street
Winnipeg, Manitoba Canada R3C 2R1
T 204 934 1504 F 204 934 1455
investorrelations@northwest.ca
*www.northwest.ca*

**Design** Circle
**Editorial Services** Blunn & Company Inc.
**Principal Photography** Ian McCausland
**Additional Photography**
Ashley Armitage, Chris Arend

Printed in Canada on recyclable paper





Giant Tiger shoppers Heather and Kaitlin McCrea check out the Spring 2008 collection in Winnipeg, Manitoba